As filed with the Securities and Exchange Commission on March 1, 2019

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

frontdoor, inc.

(Exact name of registrant as specified in its charter)

Delaware	8741	82-3871179
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

150 Peabody Place

Memphis, Tennessee 38103

Telephone: (901) 701-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jeffrey A. Fiarman

Senior Vice President, General Counsel & Secretary

150 Peabody Place

Memphis, Tennessee 38103

Telephone: (901) 701-5000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Kenneth B. Wallach, Esq. Jonathan Ozner, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017-3954 (212) 455-2000	William V. Fogg, Esq. Andrew J. Pitts, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019-7475 (212) 474-1000

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount Being Registered	Proposed Maximum Offering Price per Security(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(1)
Common stock, par value $0.01 per share	16,734,092	$28.26	$472,905,439.92	$57,316.14

(1)

Pursuant to Rule 457(c) under the Securities Act, the proposed maximum offering price per security, the proposed maximum aggregate offering price and the amount of registration fee are estimated solely for the purpose of calculating the amount of the registration fee and are based on the average of the high and low prices of shares of common stock of the registrant as reported on the Nasdaq Global Select Market on February 26, 2019.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated March 1, 2019

PRELIMINARY PROSPECTUS

Up to 16,734,092 Shares

frontdoor, inc.

Common Stock

The selling stockholder identified in this prospectus may offer, from time to time, up to 16,734,092 shares of our common stock, par value $0.01 per share (“common stock”). We are registering such shares under the terms of a stockholder and registration rights agreement between us and ServiceMaster Global Holdings, Inc. (the “selling stockholder”). We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholder.

Our common stock is listed on Nasdaq Global Select Market (“NASDAQ”) under the symbol “FTDR”. On February 28, 2019, the closing price of our common stock as reported on NASDAQ was $32.00 per share.

At the time the selling stockholder offers shares registered by this prospectus, we will provide a prospectus supplement, if required, that will contain specific information about the terms of the offering and that may add to or update the information in this prospectus. You should read this prospectus and any applicable prospectus supplement carefully before you invest.

The selling stockholder may offer the shares in amounts, at prices and on terms determined by market conditions at the time of the offering. The selling stockholder may sell shares through agents it selects or through underwriters and dealers it selects. The selling stockholder also may sell shares directly to investors. If the selling stockholder uses agents, underwriters or dealers to sell the shares, we will name them and describe their compensation in a prospectus supplement.

In reviewing this prospectus, you should carefully consider the matters described under the caption “Risk Factors ” beginning on page 16 and any risk factors described in any accompanying prospectus supplement.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated                     , 2019.

We are obsessed with taking the hassle out of owning a home, with services powered by people and enabled by technology. 4 go-to-market brands Founded the home service plan industry in 1971 more than 2 million customers more than $2 billion home warranty claims paid since 2014 45 +years of experience Network of 16,000 contractor firms who employ more than 45,000 technicians 150+ account executives in the field Included in nearly 500,000 real estate transactions in 2018

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this shelf registration process, the selling stockholder may, from time to time, offer and sell, in one or more offerings, shares of our common stock.

At the time the selling stockholder offers shares of our common stock registered by this prospectus, if required, we will provide a prospectus supplement that will contain specific information about the terms of the offering and that may add to or update the information in this prospectus. If the information in this prospectus is inconsistent with a prospectus supplement, you should rely on the information in that prospectus supplement. You should read this prospectus and any applicable prospectus supplement as well as any post-effective amendments to the registration statement of which this prospectus forms a part before you make any investment decision. You should read both this prospectus and any applicable prospectus supplement together with additional information described under the heading “Where You Can Find Additional Information.”

We are responsible for the information contained in this prospectus, any applicable prospectus supplement or in any free writing prospectus prepared by or on behalf of us that we have referred to you. Neither we nor the selling stockholder have authorized anyone to provide you with additional information or information different from that contained in this prospectus or in any free writing prospectus filed with the SEC and we take no responsibility for any other information that others may give you. The selling stockholder is offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock. Our business, operating results or financial condition may have changed since such date.

i

MARKET, RANKING AND OTHER INDUSTRY DATA

The data included in this prospectus regarding industry size and relative industry position is derived from a variety of sources, including company research, third-party studies and surveys, industry and general publications and estimates based on our knowledge and experience in the industries in which we operate. Statements included in this prospectus regarding our category position are based on revenues. Our estimates have been based on information obtained from company research and our suppliers, trade and business organizations and other contacts in the industry. This information may prove to be inaccurate due to the method by which we obtained some of the data for our estimates or because this information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties.

TRADEMARKS, SERVICE MARKS AND TRADENAMES

We hold various service marks, trademarks and trade names, such as Frontdoor, American Home Shield, HSA, OneGuard and Landmark Home Warranty. Solely for convenience, the service marks, trademarks and trade names referred to in this prospectus are presented without the SM, ®, and TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these, service marks, trademarks and trade names. All service marks, trademarks and trade names appearing in this prospectus are the property of their respective owners.

BASIS OF PRESENTATION

Unless the context otherwise requires, references in this prospectus to “Frontdoor,” “we,” “us,” “our” or the “Company” refer to frontdoor, inc., a Delaware corporation, and its consolidated subsidiaries. References in this prospectus to “ServiceMaster” refer to ServiceMaster Global Holdings, Inc., a Delaware corporation, and its consolidated subsidiaries unless the context otherwise requires. References to our historical business and operations prior to the distribution refer to the business and operations of ServiceMaster’s American Home Shield business that was transferred to Frontdoor in connection with the separation and distribution. References in this prospectus to the “separation” refer to the separation of the American Home Shield business from ServiceMaster’s other businesses and the creation, as a result of the distribution, of an independent, publicly traded company, Frontdoor, holding the assets and liabilities associated with the American Home Shield business after the distribution. References in this prospectus to the “distribution” refer to the distribution on October 1, 2018 of shares of Frontdoor common stock to ServiceMaster stockholders on a pro rata basis. The shares of our common stock being offered by this prospectus were retained by ServiceMaster at the time of the Spin-off. References in this prospectus to “Spin-off” refer to ServiceMaster’s spin off of the ownership and operations of its businesses operated under the American Home Shield, HSA, OneGuard and Landmark brand names into Frontdoor, which was completed on October 1, 2018.

Certain amounts presented in tables are subject to rounding adjustments and, as a result, the totals in such tables may not sum.

ii

PROSPECTUS SUMMARY

This summary highlights certain significant aspects of our business. This is a summary of information contained elsewhere in this prospectus, is not complete and does not contain all of the information that you should consider before making your investment decision. You should carefully read the entire prospectus, including the information presented under the sections entitled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” and the financial statements and the notes thereto, before making an investment decision. This summary contains forward-looking statements that involve risks and uncertainties.

Overview

Frontdoor is the largest provider of home service plans in the United States, as measured by revenue, and operates under the American Home Shield, HSA, OneGuard and Landmark brands. Our home service plans help our customers maintain their homes and protect against costly and unexpected breakdowns of essential home systems and appliances. We maintain close and frequent contact with our customers as we respond to over four million homeowner service requests annually (or one every eight seconds on average) utilizing our nationwide network of over 16,000 pre-qualified professional contractor firms. Our value proposition to our professional contractor network is providing them access to our significant work volume, increasing their business activity while enhancing their ability to manage their financial and human capital resources. We realize significant economies of scale as a result of our volume of service requests and we intend to leverage our advanced customer and contractor-centric technology platform, expanding independent contractor network, existing customer base, purchasing power for replacement parts, appliances and home systems and extensive history and deep understanding of the home services market to generate sustained growth of our core home service plan business as well as to develop a new on-demand home services business.

We serve over two million customers annually across all 50 states and the District of Columbia. Our home service plan customers subscribe to a yearly service plan agreement that covers the repair or replacement of major components of up to 21 home systems and appliances, including electrical, plumbing, central heating, ventilation and air conditioning (“HVAC”) systems, water heaters, refrigerators, dishwashers and ranges/ovens/cooktops. Product failures can pose significant emotional and financial challenges for our customers as these items tend to be the most critical and complicated items in a home. Given the potentially high cost of a major appliance or home system breakdown, the cumbersome process of vetting and hiring a qualified repair professional and, typically, the lack of formal guarantee for services performed, our customers place high value on the peace of mind, convenience, repair expertise and service guarantee our home service plans deliver. As homes become increasingly complex and connected, our ability to innovate, both through upgraded product offerings and through channel diversification, has allowed us to grow the home service plan category as well as our share of that category.

Our service plans appeal to the growing segment of U.S. homeowners who seek financial protection against unexpected and expensive home repairs and/or the convenience of having a single home service provider that delivers pre-qualified, experienced professionals and service guarantees. Our multi-faceted value proposition resonates with a broad customer demographic, regardless of home price, income level, geographic location, or age. We acquire our customers through our partner real estate brokers and directly by advertising and marketing through our direct-to-consumer (“DTC”) channel. As a result of our strong customer value proposition, 66 percent of our revenue in 2018 was recurring, in line with historical averages, driving consistency and predictability in our revenues. In addition, a significant majority of our home service plan customers automatically renew on an annual basis.

From 2013 to 2018, our network of high-quality, pre-qualified professional contractor firms has grown from approximately 10,000 to over 16,000, all of which have performed a service order for us in the past 12 months.

We are highly selective with onboarding new contractor firms into our service network and continuously monitor service quality through a set of rigorous performance measures, relying heavily on direct customer feedback. We are more than four times larger than the next largest provider of home service plans in the United States, as measured by revenue. We believe our scale affords us significant competitive advantages, as it would require substantial time and monetary investment to develop a comparable contractor base with national reach, experience and service excellence. We classify a subset of our independent contractor network as “preferred,” representing firms that meet our highest quality standards and are often long-tenured providers with us. Historically, approximately 80 percent of work orders are completed by our preferred contractor network, driving higher customer satisfaction and retention rates. We intend to leverage our leading contractor base to expand into home improvement and maintenance services through both our home service plans and future on-demand services.

For the year ended December 31, 2018, we generated revenue, net income and Adjusted EBITDA of $1,285 million, $125 million and $238 million, respectively. For a reconciliation of Adjusted EBITDA to net income, see “—Summary Historical and Unaudited Pro Forma Financial Data.”

How the American Home Shield(R) Home Service Plan works American Home Shield 1 Customer chooses coverage and plan and the amount they pay for each service request System Plan Appliances Plan Combo Plan Systems & Appliances Approximately 75% of customers choose Combo Plan Depending on plan, 21 home systems/appliances are covered New Combo plans cost an average of $571 annually No inspection required 2 Covered item breaks Predetermined fee for the service visit ranging from $75 to $125 Lower than replacement costs 3 Customer requests service User-friendly mobile platform Real-time tracking of service requests Electronic billings and statements Tech-enabled platform offers better customer experience 4 We assign a pro to complete the repair and help ensure customer satisfaction Assigned pro repairs or replaces the broken system or appliance Guaranteed work Independent contractors continually monitored on performance and customer satisfaction Approximately 80% of requests routed through preferred providers

Our Opportunity

Frontdoor operates within the $400 billion U.S. home services market, of which the U.S. home service plan category currently represents $2.4 billion. We view increased penetration of the U.S. home service plan category as a long-term growth opportunity. This category is currently characterized by low household penetration with approximately five million of nearly 120 million U.S. households (owner-occupied homes and rentals), or approximately four percent, covered by a home service plan. In addition, we believe that increasingly complex home systems and appliances, as well as consumer preference for budget protection and convenience, will emphasize the value proposition of pre-qualified professional repair services and, accordingly, the coverage benefits offered by a home service plan.

TOTAL ADDRESSABLE MARKET GROWTH STRATEGY FRONTDOOR 5 MILLION HOME SERVICE PLAN CUSTOMERS 75 MILLION OWNER OCCUPIED HOMES 120 MILLION OCCUPIED HOMES INCREASING PENETRATION ON-DEMAND SERVICE REPAIR SERVICE FOR PROPERTY MANAGERS

We also believe that we are well-positioned to capitalize on our leading position in the home service plan category to provide services to consumers in the broader home services market. As consumer demand shifts towards more convenient, outsourced services, we believe we have an opportunity as a reliable, scaled service provider with a national, licensed independent contractor network to expand into on-demand services.

Our marketplace-based approach to home service delivery requires us to continue to grow our supply side, and we remain committed to attracting high-quality independent contractors to our network of professional service providers. As we continue to scale our contractor network, we in turn expand our breadth of potential services and enhance our ability to execute an on-demand service delivery model.

Our Competitive Strengths

We believe the following competitive strengths have been instrumental to our success and position us for future growth:

Leader in Large, Fragmented and Growing Category. We are the leader in the U.S. home service plan category. We are more than four times larger than the next largest provider of home service plans in the United States, as measured by revenue. Over the past four decades, we have developed a marketplace reputation built on the strength of our brands, our customer and contractor value proposition and our service quality. As a result, we enjoy industry-leading brand awareness and a reputation for high-quality customer service, both of which are key drivers of the success of our customer acquisition and retention efforts. Our size and scale provide us with a competitive advantage in contractor selection and purchasing power for replacement parts, appliances and home systems, as well as the ability to extract marketing and operating efficiencies compared to smaller local and regional competitors.

High-Value Service Offerings. We provide our customers with a compelling value proposition by offering financial protection against unexpected and expensive home repairs, coupled with the convenience of having repairs completed quickly and by experienced professionals. In contrast with insurance products that have low frequency of use, we pay claims on behalf of our home service plan customers more than once per year, on average. We believe this high level of engagement reinforces our customer value proposition and leads to higher renewal rates. We believe our annual customer retention rate is further evidence of the value our customers place on our service and the quality of execution that we provide.

Technology-Enabled Platform Drives Efficiency and Quality of Service. We are focused on constantly improving the customer and contractor experience. We continuously develop and refine our advanced customer- and contractor-centric technology platform to enhance the experience for our customers, our contractors and our partner real estate brokers and agents. Our platform allows customers to purchase and utilize a home service plan, electronically chat with a representative, pay bills and track the progress of their service requests, all from their mobile device or personal computer. Our contractors use this platform to interact with us and to more efficiently and effectively serve our customers. In addition, real estate brokers utilize our platform to facilitate the purchase of home service plans. We believe our technology-enabled platform provides a foundation for operational and customer service excellence, ultimately driving customer retention and contractor growth.

Multi-Channel Sales and Marketing Approach Supported by Sophisticated Customer Analytics. Our multi-channel sales and marketing approach is designed to understand the key decision points that our customers face during the purchase of home services to generate revenue and build brand value.

In the real estate channel, we leverage marketing service agreements and a team of field-based account executives to train, educate and market our plans through real estate brokers and agents at both a local and national level. We have long-standing strategic relationships with seven of the top ten real estate brokers in the United States and we view these strategic relationships as a key competitive advantage.

In the DTC channel, lead generation has benefited from increased and more efficient marketing spending as well as improved digital marketing. Our internal testing demonstrates that a customer’s intent to purchase a home service plan increases by approximately two times after being presented with a basic description of how our home service plans work. We increasingly utilize sophisticated consumer analytics models that allow us to more effectively segment our prospective customers and deliver tailored marketing campaigns. In addition, we have deployed more sophisticated marketing tools to attract customers, including content marketing, online reputation management and social media channels. The effectiveness of our marketing efforts is demonstrated by our ability to generate quality leads and online sales on a cost-effective basis.

Diverse, Recurring and Stable Revenue Streams. We are diversified by customer acquisition channel and by geography, with operations in all 50 states and the District of Columbia. Customers acquired through the real estate channel and DTC channel represented 47 percent and 53 percent, respectively, of our customer base in 2018. We believe our ability to acquire customers through the DTC channel mitigates the effect of potential cyclicality in the home resale market and our nationwide presence limits the impact of poor economic conditions or adverse weather conditions in any particular geography. We benefit from predictable and recurring revenue as our customers sign twelve-month contracts and 66 percent of our revenue was generated through existing customer renewals in 2018, in line with historical averages. In addition, our business model has proven resilient through various business cycles as evidenced by our growth each year during the 2008 financial downturn and compound annual revenue growth rate of approximately four percent from 2007 to 2011 and approximately nine percent from 2011 to 2018.

Capital-Light Business Model. Our business model generates strong Adjusted EBITDA margins and negative working capital and requires limited capital expenditures. As such, we have a capital-light business model that drives potential for strong generation of cash flow. We may, from time to time, make more significant investments in capability-expanding technology, including investments to develop a world-class data platform to fuel our growth. Net cash provided from operating activities was $189 million for the year ended December 31, 2018 compared to $194 million for the year ended December 31, 2017 and $155 million for the year ended December 31, 2016. Free Cash Flow was $163 million, $179 million and $144 million for the years ended December 31, 2018, 2017 and 2016, respectively. For a reconciliation of Free Cash Flow to net cash provided from operating activities, see “—Summary Historical and Unaudited Pro Forma Financial Data.”

Experienced Management Team. We have a management team of highly experienced leaders who have strong track records in a wide variety of industries and economic conditions. Our management team is highly focused on execution and driving growth and profitability, and, as such, our compensation structure is tied to key performance metrics that are designed to incentivize senior management to drive the long-term success of our business. Our chief executive officer brings direct experience from industry-leading companies like Lyft and Amazon. He is well versed in scaling large businesses, leveraging technology to innovate and grow and building on-demand marketplaces. Our chief financial officer has over 20 years as a finance executive and six years with our core business, bringing deep industry insights, continuity and financial acumen. We believe our management team has the vision and experience to position us for continued success and to implement and execute our business strategies over the long term. Further, we believe that we have a deep pool of talent across our organization, including long-tenured individuals with significant expertise, knowledge of our business and experience building and scaling technology-enabled businesses.

Our Business Strategies

We intend to profitably grow our business by:

Increasing Our Home Service Plan Penetration

Between 2012 and 2018, we increased our share of home service plan category revenue while the overall size of the home service plan category increased from approximately three million to five million households over the same period. We intend to further increase our home service plan penetration by making strategic investments to educate consumers on our compelling value proposition, target homeowners more effectively, further improve the customer experience and attract new real estate brokers and contractors. In addition, we see an opportunity to expand our repair services to property managers who currently use our services through individual home service plans by helping them aggregate such plans and better manage their utilization of our services.

Deliver Superior Customer Experience. We will continue to improve the customer experience by investing in our integrated technology platform, self-service capabilities, business intelligence platforms, customer care center operations and contractor management systems. These targeted investments are expected to result in an enhanced customer experience by providing a more convenient service and improving contractor efficiencies and engagement. We believe these initiatives will lead to improved retention rates, more grassroots marketing and the opportunity to deliver additional services to satisfied customers.

Grow Our Supply Network of Independent Contractors. We will continue to grow our network of pre-qualified professional contractor firms while maintaining the high quality of our network. Our contractor relations team utilizes a highly selective process to choose new contractor firms and continuously monitors their service quality. We believe growing our contractor base within existing service locations and in new geographies, while maintaining service excellence, will drive further penetration of our home service plans and differentiate our product offering relative to competitors.

Continue Digital Innovation. We are continuing to invest in digital innovation to further increase the ease-of-use of our technology platform for customers, contractors and realtors. In recent years, we have developed robust customer technology platforms, which make it easy for customers to purchase from us, request service and manage their account from the convenience of a smartphone or tablet. Our contractor technology platform makes it easier for contractors to work with us and improves communication between contractors and our customers. Our realtor technology platform makes it easier for realtors to work with us and therefore recommend our products to their clients. Approximately 55 percent of real estate channel orders were placed online in 2018. As we continue to make investments in digital innovation, these enhanced digital platforms will be the foundation of both our home service plan and future on-demand businesses.

Develop Dynamic Pricing. We are currently testing improvements to our customer acquisition and retention efforts through the development of dynamic pricing capabilities. This capability will leverage our proprietary data platform to allow us to adjust our plan prices based on factors such as the strength of our contractor network in a market, the grade of appliances in a home or neighborhood and the labor costs within a market. We expect to utilize these capabilities to improve the profitability of higher risk customers, while offering more attractive prices to lower risk and price-sensitive customers.

Expanding into Home Maintenance and Improvement Services

We intend to continue to leverage our existing sales channels and service platform to deliver additional value-added services to our customers by expanding beyond repair services to offer home maintenance and improvement services. Repair services only comprise approximately 25 percent of the U.S. home services market, and home improvement and maintenance work is highly valued by our contractors. Our product development teams draw upon the experience of technicians in the field to both create innovative customer solutions for the existing product suite and identify service and category adjacencies. For example, we are currently piloting a new maintenance service offering of central HVAC pre-season checkups, which we expect to launch nationwide in 2019. In the real estate channel, we have recently launched a successful nationwide service offering of re-keying locks for recent home buyers with a home service plan. We are also testing smart home technology services, which we believe will add value to our plans and result in increases in renewals. We believe these new service offerings will lead to higher customer engagement, ultimately leading to stronger customer loyalty.

Providing Customers Access to Our High-Quality, Pre-Qualified Network of Contractors for On-Demand Home Services

We see a significant opportunity to leverage our existing contractor base to develop on-demand home repair, maintenance and improvement services, which we believe will increase our customer satisfaction and contractor value proposition and provide us with additional revenue opportunities. By offering on-demand services, we can provide additional services to our existing home service plan customers and reach new customers, including those not currently interested in home service plans. The home service plan category currently consists of five million homes, while the market for on-demand home services is approximately 120 million homes. We are evolving with our customers’ ever-changing preferences, including demand for new services and how those services are solicited and procured. For homeowners, we can provide benefits from our economies of scale and preferred rates, access to our network of high-quality, pre-qualified contractors, pricing data, transparency and real-time tracking of service requests that they may not get from going direct to a contractor. For contractors, we can provide actual revenue opportunities (not just leads), access to our preferred pricing for replacement parts, appliances and home systems, as well as access to our scheduling services. We also believe that our on-demand services offering will strengthen our core home service plan business by highlighting the value proposition of our services and the convenience of our vast contractor network to new customers. We intend to launch our on-demand business with repair services and then expand into maintenance and improvement services. We initially plan to market our on-demand service to our 2.1 million existing home service plan customers and then expand into additional marketing channels. We intend to pilot our on-demand services in the second half of 2019 and begin expanding their scale in 2020.

Developing a World-Class Data Platform

We believe we have the opportunity to become the authoritative source of home service information. Since our founding in 1971, we have amassed a significant amount of data on historic maintenance trends, recall and repair history and parts and labor pricing for most home repairs. We are constantly analyzing and using our data to make better business decisions and improve visibility on future costs. We also intend to identify additional opportunities to use technology to capture valuable home data, making it easier for customers and contractors to interact and ultimately enable us to anticipate repair needs. We intend for this aggregated data platform to be the definitive source of information for homeowners to understand contractor quality and service trends in order to make informed decisions on how to maintain, improve or repair their home. We believe these investments will both improve the customer experience and reduce our operating expenses. We also believe this data platform will provide additional revenue opportunities as real estate companies, manufacturers and other companies recognize the benefit of this aggregated data.

Pursuing Selective Acquisitions

We have a track record of sourcing and purchasing targets at attractive prices and successfully integrating them into our business. In 2016, we made two key acquisitions. In June 2016, we acquired OneGuard Home Warranties (“OneGuard”), and in November 2016, we acquired Landmark Home Warranty, LLC (“Landmark”), which together added over 100,000 new customers. We anticipate that the highly fragmented nature of the home service plan industry will continue to create strategic opportunities for further consolidation, and, with our scale, we believe we will be the acquirer of choice in the industry. In particular, we intend to focus strategically on underserved regions where we can enhance and expand service capabilities. Historically, we have used acquisitions to cost-effectively grow our customer base in high-growth geographies and we intend to continue to do so. We may also explore opportunities to make strategic acquisitions that will expand our service offering in the broader home services market.

Corporate Information

Frontdoor, inc. (formerly known as AHS Holding Company, Inc.) was incorporated in Delaware on January 2, 2018, for the purpose of holding ServiceMaster’s American Home Shield business in connection with the separation and distribution described herein. Prior to the contribution of this business to Frontdoor, which was completed prior to the distribution, we had no operations. The address of our principal executive offices is 150 Peabody Place, Memphis, TN 38103. Our telephone number is 901-701-5000. We maintain an Internet site at www.frontdoorhome.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated herein, and you should not rely on any such information in making an investment decision.

Summary Risk Factors

An investment in our common stock involves substantial risks and uncertainties that may adversely affect our business, financial condition and results of operations and cash flows. Some of the more significant challenges and risks relating to an investment in our Company include, among other things, the following:

•	we operate in a highly competitive industry;

•	weakening general economic conditions and other factors beyond our control can adversely affect and reduce demand for our products and services;

•	failure to attract, retain and maintain our network of third-party contractors and vendors;

•	weather conditions and seasonality affect the demand for our services;

•	we are dependent on labor availability;

•

laws and government regulations applicable to our business and lawsuits, enforcement actions and other claims by third parties or governmental authorities could increase our legal and regulatory expenses;

•	disruptions or failures in our information technology systems could create liability for us or limit our ability to effectively monitor, operate and control our operations;

•	increases in appliances, parts and system prices, fuel prices and other operating costs could adversely impact our reputation and business;

•	failure of our third-party component suppliers to perform their obligations and/or the unavailability of alternative component sources may negatively impact our reputation and business;

•

failure to protect the security of personal information about our customers, associates and third parties could subject us to interruption of our business operations, private litigation, reputational damage and costly penalties;

•	failure to maintain our strategic relationships with the real estate brokerages and agents that comprise our real estate customer acquisition channel;

•	we have a limited history of operating as an independent company and our historical and pro forma financial information does not predict our future results;

•	we may be unable to achieve some or all of the benefits that we expected to achieve from the Spin-off; and

•

our substantial indebtedness and other contractual obligations could adversely affect our financial condition, our ability to raise additional capital to fund our operations, our ability to operate our business, our ability to react to changes in the economy or our industry and our ability to pay our debts and could divert our cash flow from operations to debt service payments.

These and other risks related to our business, the Spin-off, our common stock and our substantial indebtedness are discussed in greater detail under the heading “Risk Factors” in this prospectus. You should read and consider all of these risks carefully.

The Offering

Common stock offered by the selling stockholder	Up to 16,734,092 shares of our common stock

Use of proceeds	All shares of our common stock sold pursuant to this prospectus will be offered and sold by the selling stockholder. We will not receive any proceeds from such sale. See “Use of Proceeds.”

Selling stockholder	ServiceMaster Global Holdings, Inc., or as otherwise indicated herein or in any prospectus supplement. See “Principal and Selling Stockholders.”

Plan of distribution	The selling stockholder may offer the shares in amounts, at prices and on terms determined by market conditions at the time of the offering. The selling stockholder may sell shares through agents it selects or through underwriters and dealers it selects. The selling stockholder also may sell shares directly to investors. If the selling stockholder uses agents, underwriters or dealers to sell the shares, we will name them and describe their compensation in a prospectus supplement. See “Plan of Distribution.”

Risk factors	For a discussion of risks and uncertainties involved with an investment in our common stock, see “Risk Factors” herein and any risk factors described in any accompanying prospectus supplement.

Listing	Our common stock is listed on the NASDAQ under the symbol “FTDR.”

Unless we indicate otherwise, all information in this prospectus is based on 84,550,370 shares of our common stock outstanding as of February 15, 2019, and excludes:

•

366,662 shares of our common stock issuable upon exercise of stock options outstanding under our 2018 Omnibus Incentive Plan as of February 15, 2019 at a weighted average exercise price of $30.06 per share;

•	278,872 shares of our common stock issuable upon settlement of restricted stock units or deferred share equivalents under our 2018 Omnibus Incentive Plan as of February 15, 2019; and

•	13,819,715 shares of our common stock reserved for future issuance under our 2018 Omnibus Incentive Plan as of February 15, 2019.

Summary Historical and Unaudited Pro Forma Financial Data

The following summary financial data reflects the combined operations of ServiceMaster’s American Home Shield business for periods prior to the completion of the Spin-off and reflects our consolidated operations for the period after the completion of the Spin-off. The summary operating data for the years ended December 31, 2018, 2017 and 2016 and the balance sheet data as of December 31, 2018 and 2017 were derived from our historical financial statements, which are included elsewhere in this prospectus. The summary balance sheet data as of December 31, 2016 were derived from our historical combined financial statements, which are not included in this prospectus.

The summary historical financial data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Financial Data,” and the historical financial statements and the notes thereto included elsewhere in this prospectus. The summary historical financial data for the periods prior to the completion of the Spin-off reflects our results as historically operated as a part of ServiceMaster, and these results may not be indicative of our future performance as a stand-alone company following the separation and distribution. The results of operations for any period are not necessarily indicative of the results to be expected for any future period.

The summary unaudited pro forma financial data for the year ended December 31, 2018 have been prepared to reflect the separation and distribution, including the incurrence of indebtedness of $1 billion, with an additional $250 million available under a senior secured revolving credit facility. The outstanding indebtedness consists of $650 million in aggregate principal amount of senior secured term loans and $350 million in aggregate principal amount of senior unsecured notes, as described in “Description of Material Indebtedness.” The unaudited pro forma financial data presented for the year ended December 31, 2018 assumes the separation occurred on January 1, 2018. The unaudited pro forma financial data gives effect to adjustments that are (i) directly attributable to the separation and distribution and incurrence of related indebtedness, (ii) are factually supportable and (iii) are expected to have a continuing impact on the Company.

The unaudited pro forma financial data is for illustrative and informational purposes only and is not intended to represent or be indicative of what our results of operations and cash flow would have been had we operated historically as a company independent of ServiceMaster or if the separation and the distribution had occurred on the date indicated. The unaudited pro forma financial data also should not be considered representative of our future results of operations and cash flow.

You should read this summary financial data together with “Unaudited Pro Forma Financial Data,” “Capitalization,” “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Material Indebtedness” and the audited consolidated and combined financial statements and accompanying notes included elsewhere in this prospectus.

	Pro Forma Year Ended December 31,	Year Ended December 31,
(In millions, except per share data)	2018	2018	2017	2016
Operating Results:
Revenue	$1,258	$1,258	$1,157	$1,020
Cost of services rendered	686	686	589	526
Gross Profit	572	572	567	494
Selling and administrative expenses	338	338	312	286
Restructuring charges(1)	3	3	7	3
Spin-off charges(2)	24	24	13	—
Interest expense(3)	58	23	1	—
Income before Income Taxes	133	166	220	196
Net Income	98	125	160	124
Earnings Per Share
Basic		$1.47	$1.90	$1.47
Diluted		$1.47	$1.90	$1.47
Unaudited Pro Forma Earnings Per Share
Basic	$1.16
Diluted	$1.16
Number of Shares Used in Calculating Earnings Per Share (in millions)(4)
Basic	84.5	84.5	84.5	84.5
Diluted	84.7	84.7	84.5	84.5
Financial Position (as of period end):
Total assets(5)		$1,041	$1,416	$1,276
Total long-term debt		984	9	14
Total (deficit) equity		(344)	661	560
Cash Flow Data:
Net cash provided from operating activities(6)	$164	$189	$194	$155
Net cash (used for) provided from investing activities	(10)	(10)	(11)	(55)
Net cash used for financing activities(7)	(170)	(165)	(68)	(88)
Other Non-GAAP Financial Data:
Adjusted EBITDA(8)	$238	$238	$259	$218
Adjusted EBITDA Margin(9)	18.9%	18.9%	22.4%	21.4%
Free Cash Flow(10)	$137	$163	$179	$144

(1)

For the year ended December 31, 2018, restructuring charges comprised $2 million of non-personnel charges primarily related to the relocation to our corporate headquarters and $1 million of severance costs, which primarily represent an allocation of severance costs related to actions taken to enhance capabilities and reduce costs in ServiceMaster’s corporate functions that provided company-wide administrative services to support operations.

For the year ended December 31, 2017, restructuring charges comprised $5 million of severance costs, which primarily represent an allocation of severance costs and stock-based compensation expense as part of the severance agreement with ServiceMaster’s former CEO and ServiceMaster’s former CFO, and allocations of

$1 million of lease termination costs and $1 million of asset write-off and other costs related to the relocation of our corporate headquarters.

For the year ended December 31, 2016, restructuring charges comprised $1 million of severance and other costs related to an initiative to enhance capabilities and reduce costs in ServiceMaster’s headquarters functions that provided administrative services for our operations, $1 million of lease termination and other costs related to the decision to consolidate the stand-alone operations of Home Security of America, Inc. (“HSA”), acquired in February 2014, with those of the American Home Shield business and $1 million of charges related to the disposal of certain HSA property and equipment.

(2)

For the year ended December 31, 2018, Spin-off charges primarily comprised $19 million of third-party consulting fees and $5 million of other incremental costs related to the Spin-off. For the year ended December 31, 2017, Spin-off charges primarily comprised of $12 million of third-party consulting fees and $1 million of other incremental costs related to the Spin-off.

(3)

For the pro forma period presented, reflects interest expense related to our financing in connection with the Spin-off. For the year ended December 31, 2018, reflects interest expense primarily related to our August 2018 financing transactions described in Note 13 to the audited consolidated and combined financial statements included elsewhere in this prospectus. Interest expense on ServiceMaster’s debt has not been allocated to us for periods prior to the Spin-off since we were not the obligor of the debt.

(4)

At the date of distribution, we had 84,515,619 shares of common stock outstanding. The calculation of both basic and diluted earnings per share for all periods presented prior to the Spin-off utilizes the common stock at the date of distribution as the basis for the calculation of weighted-average common stock outstanding, because at that time we did not operate as a separate, stand-alone entity, and no equity-based awards were outstanding prior to the date of distribution.

(5)

Reflects the adoption of ASC 606 in 2018. Prior to adoption of ASC 606, receivables and deferred revenue were recorded based on the total amount due from the customer. Receivables were reduced as amounts were paid, and deferred revenue was amortized over the life of the contract. Following the adoption of ASC 606, only the portion of the contract that is due in the current month is recorded within receivables. For further information, see Note 3 to the audited consolidated and combined financial statements included elsewhere in this prospectus.

(6)

For the pro forma period presented, Net cash provided from operating activities would have decreased by $25 million as a result of interest payments on the $650 million Term Loan Facility and the $350 million of 2026 Notes.

(7)

For the pro forma period presented, Net cash used for financing activities would have decreased by $5 million as a result of scheduled principal payments on the $650 million Term Loan Facility had the debt been outstanding for the full year 2018.

(8)

We use Adjusted EBITDA to facilitate operating performance comparisons from period to period. Adjusted EBITDA is a supplemental measure of our performance that is not required by or presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Adjusted EBITDA is not a measurement of our financial performance under U.S. GAAP and should not be considered as an alternative to net income or any other performance measures derived in accordance with U.S. GAAP or as an alternative to net cash provided by operating activities or any other measures of our cash flow or liquidity. We define “Adjusted EBITDA” as net income before: provision for income taxes; interest expense; interest income from affiliates; depreciation and amortization expense; non-cash stock-based compensation expense; restructuring charges; Spin-off charges; non-cash impairment of software and other related costs; affiliate royalty expense; (gain) loss on insured home service plan claims; and other non-operating expenses.

We believe Adjusted EBITDA is useful for investors, analysts and other interested parties as it facilitates company-to-company operating performance comparisons by excluding potential differences caused by variations in capital structures, taxation, the age and book depreciation of facilities and equipment, restructuring initiatives, Spin-off charges, arrangements with affiliates and equity-based, long-term incentive plans.

Adjusted EBITDA is not necessarily comparable to other similarly titled financial measures of other companies due to the potential inconsistencies in the methods of calculation.

Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation or as a substitute for analyzing our results as reported under U.S. GAAP. Some of these limitations are:

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not reflect our interest expense, or the cash requirements necessary to service interest or principal payments on our debt;

•	Adjusted EBITDA does not reflect our tax expense or the cash requirements to pay our taxes;

•	Adjusted EBITDA does not reflect historical capital expenditures or future requirements for capital expenditures or contractual commitments;

•

Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements;

•

Adjusted EBITDA does not reflect the true impact of certain historical transactions with affiliates related to the use of trade names, related party receivables and insured home service plan claims; and

•	Other companies in our industry may calculate Adjusted EBITDA differently, limiting its usefulness as a comparative measure.

The following table reconciles net income, which we consider to be the most directly comparable U.S. GAAP financial measure, to Adjusted EBITDA for the periods presented:

	Pro Forma Year Ended December 31,	Year Ended December 31,
(In millions)	2018	2018	2017	2016
Net income	$98	$125	$160	$124
Depreciation and amortization expense	21	21	17	13
Restructuring charges(a)	3	3	7	3
Spin-off charges(b)	24	24	13	—
Provision for income taxes	33	42	60	71
Non-cash stock-based compensation expense(c)	4	4	4	4
Affiliate royalty expense(d)	1	1	2	2
Interest expense	58	23	1	—
Interest income from affiliate(e)	(2)	(2)	(3)	(2)
(Gain) loss on insured home service plan claims(f)	(2)	(2)	(1)	1
Other	—	—	—	1

Adjusted EBITDA:	$238	$238	$259	$218

(a)

For the year ended December 31, 2018, restructuring charges comprised $2 million of non-personnel charges primarily related to the relocation to our corporate headquarters and $1 million of severance costs, which primarily represent an allocation of severance costs related to actions taken to enhance capabilities and reduce costs in ServiceMaster’s corporate functions that provided company-wide administrative services to support operations.

For the year ended December 31, 2017, restructuring charges comprised $5 million of severance costs which primarily represent an allocation of severance costs and stock-based compensation expense as part of the severance agreement with ServiceMaster’s former CEO and CFO, and allocations of $1 million of lease termination costs and $1 million of asset write-off and other costs related to the relocation to our corporate headquarters.

For the year ended December 31, 2016, restructuring charges comprised $1 million of severance and other costs related to an initiative to enhance capabilities and reduce costs in ServiceMaster’s headquarters functions that provided administrative services for our operations, $1 million of lease termination and other costs related to the decision to consolidate the stand-alone operations of HSA, acquired in February 2014, with those of the American Home Shield business and $1 million of charges related to the disposal of certain HSA property and equipment. We exclude restructuring charges from Adjusted EBITDA because we believe they do not reflect our ongoing operations and because we believe doing so is useful to investors in aiding period-to-period comparability.

(b)

For the year ended December 31, 2018, Spin-off charges primarily comprised $19 million of third-party consulting fees and $5 million of other incremental costs related to the Spin-off. For the year ended December 31, 2017, Spin-off charges primarily comprised $12 million of third-party consulting fees and $1 million of other incremental costs related to the Spin-off. We exclude Spin-off charges from Adjusted EBITDA because we believe they do not reflect our ongoing operations and because doing so is useful to investors in aiding period-to-period comparability.

(c)

Represents the non-cash expense of our equity-based compensation. We exclude this expense from Adjusted EBITDA primarily because it is a non-cash expense and because it is not used by management to assess ongoing operational performance. We believe excluding this expense from Adjusted EBITDA is useful to investors in aiding period-to-period comparability.

(d)

Represents royalty expense to ServiceMaster for the use of its trade names. We exclude royalty expense with an affiliate from Adjusted EBITDA because it is not used by management to assess ongoing operational performance and because it does not reflect our core ongoing operations. The trademark license agreement with ServiceMaster was terminated in connection with the Spin-off, and we will not incur these expenses in future periods.

(e)

Represents interest earned on interest-bearing related party notes receivable included within Net parent investment included in the consolidated and combined statements of financial position included elsewhere in this prospectus. We exclude interest income from related party receivables from Adjusted EBITDA because we believe it does not reflect our ongoing operations and because we believe doing so is useful to investors in aiding period-to-period comparability. These notes were settled concurrently with the consummation of the Spin-off.

(f)

Represents gain or loss on an arrangement with a captive insurance affiliate of our former parent whereby certain American Home Shield home service plan claims were insured prior to the Spin-off. We exclude the gain or loss on these insured home service plan claims because it is not used by management to assess ongoing operational performance and because it does not reflect our core ongoing operations. Our relationship with this captive insurance affiliate was terminated in connection with the Spin-off.

(9)	Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of revenue.

(10)

Free Cash Flow is not a measurement of our financial performance or liquidity under U.S. GAAP and does not purport to be an alternative to net cash provided from operating activities or any other performance or liquidity measures derived in accordance with U.S. GAAP. Free Cash Flow means net cash provided from operating activities less property additions. Free Cash Flow has limitations as an analytical tool and should not be considered in isolation or as a substitute for analyzing our results as reported under U.S. GAAP. Other companies in our industries may calculate Free Cash Flow or similarly titled non-GAAP financial measures differently, limiting its usefulness as a comparative measure.

Management believes Free Cash Flow is useful as a supplemental measure of our liquidity. Management uses Free Cash Flow to facilitate company-to-company cash flow comparisons, which may vary from company to company for reasons unrelated to operating performance.

The following table reconciles net cash provided from operating activities, which we consider to be the most directly comparable U.S. GAAP measure, to Free Cash Flow using data derived from our audited consolidated and combined financial statements for the periods presented:

	Pro Forma Year Ended December 31,	Year Ended December 31,
(In millions)	2018	2018	2017	2016
Net cash provided from operating activities	$164	$189	$194	$155
Property additions	(27)	(27)	(15)	(11)

Free Cash Flow	$137	$163	$179	$144

RISK FACTORS

An investment in our common stock involves risk. You should carefully consider the following risks as well as the other information included in this prospectus, including “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and related notes, before investing in our common stock. Any of the following risks could materially and adversely affect our business, financial condition, or results of operations. The selected risks described below, however, are not the only risks we face. Additional risks and uncertainties not currently known to us or those we currently view to be immaterial may also materially and adversely affect our business, financial condition, or results of operations. In such a case, the trading price of our common stock could decline and you may lose all or part of your investment. The risk factors generally have been separated into four groups: risks related to our business, risks related to the Spin-off, risks related to our common stock and risks related to our substantial indebtedness.

Risks Related to Our Business

Our industry is highly competitive. Competition could reduce our share and adversely affect our reputation, business, financial position, results of operations and cash flows.

We operate in a highly competitive industry. Changes in the sources and intensity of competition in the industry in which we operate may impact the demand for our services and may also result in additional pricing pressure. Heightened industry competition could adversely affect our business operations by eroding our competitive advantage in contractor selection and purchasing power for replacement parts, appliances and home systems. Regional and local competitors operating in a limited geographic area may have lower labor, employee benefits and overhead costs than us. The principal measures of competition in our business include customer service, brand awareness and reputation, fairness of contract terms, including contract price and coverage scope, contractor network and quality and speed of service. We may be unable to compete successfully against current or future competitors, and the competitive pressures that we face may result in reduced market share, reduced pricing, and other adverse impacts to our reputation, business, financial position, results of operations and cash flows.

Weakening general economic conditions, especially as they may affect home sales, unemployment or consumer confidence or spending levels, may adversely impact our business, financial position, results of operations and cash flows.

Our results of operations are dependent upon consumer spending. Deterioration in general economic conditions and consumer confidence, particularly in California, Texas, Florida and Arizona, could affect the demand for our services. Consumer spending and confidence tend to decline during times of declining economic conditions. A worsening of macroeconomic indicators, including weak home sales, higher home foreclosures, declining consumer confidence or rising unemployment rates, could adversely affect consumer spending levels, reduce demand for our services and adversely impact our business, financial position, results of operations and cash flows.

Changes in the real estate market in particular could also affect the demand for our services as home buyers elect not to purchase our services, which could have a material adverse impact on our business, financial position, results of operations and cash flows. Among others, the number of real estate transactions in which our services are purchased could decrease in the following situations:

•	when mortgage interest rates are high or rising;

•	when the availability of credit, including commercial and residential mortgage funding, is limited; or

•	when real estate values are declining.

We may not successfully implement our business strategies, including achieving our growth objectives.

We may not be able to fully implement our business strategies or realize, in whole or in part within the expected time frames, the anticipated benefits of various growth or other initiatives. Our business strategies and initiatives, including increasing our home service plan penetration, expanding into home maintenance and improvement services, providing on-demand home services, developing a world-class data platform and pursuing selective acquisitions, are subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control.

In addition, our financial performance is affected by changes in the services and products we offer to customers. There can be no assurance that our strategies or service and product offerings will succeed in increasing revenue and growing profitability. An unsuccessful execution of strategies, including the rollout or adjustment of any new services or products or sales and marketing plans, could cause us to reevaluate or change our business strategies and could have a material adverse impact on our reputation, business, financial position, results of operations and cash flows.

We will incur certain costs to achieve efficiency improvements and growth in our business, and we may not meet anticipated implementation timetables or stay within budgeted costs. As these efficiency improvement and growth initiatives are implemented, we may not fully achieve expected cost savings and efficiency improvements or growth rates, or these initiatives could adversely impact customer retention or our operations. Also, our business strategies may change in light of our ability to implement new business initiatives, competitive pressures, economic uncertainties or developments or other factors.

Our future success depends on our ability to attract, retain and maintain our network of third-party contractors and vendors and their performance.

Our ability to conduct our operations is in part impacted by reliance on a network of third-party contractors. Our future success and financial performance depend substantially on our ability to attract and retain third-party contractors and ensure third-party contractor compliance with our policies and standards and performance expectations. However, these third-party contractors are independent parties that we do not control, and who own, operate and oversee the daily operations of their individual businesses. If third-party contractors do not successfully operate their businesses in a manner consistent with required laws, standards and regulations, we could be subject to claims from regulators or legal claims for the actions or omissions of such third-party contractors. In addition, our relationship with our third-party contractors could become strained (including resulting in litigation) as we impose new standards or assert more rigorous enforcement practices of our existing standards and performance expectations. When a contractor relationship is terminated, there is a risk that we may not be able to enter into a similar agreement with an alternate contractor in a timely manner or on favorable terms. We could incur costs to transition to other contractors, and these costs could materially adversely affect our results of operations and cash flows. We could also fail to provide service to our customers if we lose contractors that we cannot replace in a timely manner, which could lead to customer complaints and possible claims and litigation.

We are also dependent on vendors for home systems, replacement appliances and parts and the ability to rely on the pricing for such goods in the contracts we negotiate with these vendors. If we cannot obtain the replacement appliances, systems or parts from vendors within our existing stable of vendors to satisfy consumer claims, we may be forced to obtain replacement appliances, systems and parts from other vendors at higher costs, which could have a material adverse impact on our business, financial position, results of operations and cash flows.

Adverse credit and financial market events and conditions could, among other things, impede access to or increase the cost of financing, which could have a material adverse impact on our business, financial position, results of operations and cash flows.

Disruptions in credit or financial markets could make it more difficult for us to obtain, or increase our cost of obtaining, financing for our operations or investments or to refinance our existing indebtedness, or cause existing or future debt financing sources to not give technical or other waivers under credit facility or other agreements to the extent we may seek them in the future, thereby causing us to be in default.

Weather conditions and seasonality affect the demand for our services and our results of operations and cash flows.

The demand for our services and our results of operations are affected by weather conditions and seasonality, including, without limitation, potential impacts, if any, of climate change, known and unknown. Such seasonality causes our results of operations to vary considerably from quarter to quarter. Accordingly, results for any quarter are not necessarily indicative of the results that may be achieved for the full fiscal year. Extreme temperatures, typically in the winter and summer months, can lead to an increase in service requests related to home systems, particularly central HVAC systems, resulting in higher service request frequency and costs and lower profitability, while mild temperatures in the winters or summers can lead to lower home systems claim frequency. For example, we experienced an increase in contract service request cost driven by a higher number of central HVAC work orders due to colder winter temperatures in the first quarter of 2018 and higher summer temperatures in the second and third quarters of 2018, as compared to historical averages, in many of the markets that we serve. Extreme or unpredictable weather conditions could materially adversely impact our business, financial position, results of operations and cash flows.

We may not be able to attract and retain qualified key executives or transition smoothly under our new leadership, which could adversely impact us and our business and inhibit our ability to operate and grow successfully.

The execution of our business strategy and our financial performance will depend in significant part on our executive management team and other key management personnel. Our future success will depend in large part on our success in attracting new talent and in utilizing current, experienced senior leadership and smoothly transitioning responsibilities to, and implementing the goals and objectives of, our new management team. Any inability to attract qualified key executives in a timely manner, retain our leadership team and recruit other important personnel could have a material adverse impact on our business, financial position, results of operations and cash flows.

We are dependent on labor availability at our customer care centers.

Our ability to conduct our operations is in part affected by our ability to increase our labor force, including on a seasonal basis at our customer care centers, which may be adversely affected by a number of factors. While we employ both domestic and overseas third-party customer care center resources to help fulfill our service and other obligations, the effectiveness of such resources may be adversely affected by the availability of labor in such other markets and the continuing viability of contract relations with such third parties. In the event of a labor shortage, we could experience difficulty in responding to customer calls in a timely fashion or delivering our services in a high-quality or timely manner and could be forced to increase wages to attract and retain associates, which would result in higher operating costs and reduced profitability. Long call and service wait times by customers during peak operating times could have a material adverse impact on our reputation, business, financial position, results of operations and cash flows.

Laws and government regulations applicable to our business and lawsuits, enforcement actions and other claims by third parties or governmental authorities could increase our legal and regulatory expenses, and impact our business, financial position, results of operations and cash flows.

Our business is subject to significant federal, state and local laws and regulations. These laws and regulations include but are not limited to laws relating to consumer protection, deceptive trading practices, home service plans, real estate settlement, wage and hour requirements, state contractor laws, the employment of immigrants, labor relations, licensing, building code requirements, workers’ safety, environmental, privacy and data protection, securities, insurance coverages, sales tax collection and remittance, healthcare reforms, employee benefits, marketing (including, without limitation, telemarketing) and advertising. In addition, we are regulated in certain states by the applicable state insurance regulatory authority and by other regulatory bodies, such as the Real Estate Commission in Texas.

While we do not consider ourselves to be an insurance company, the Internal Revenue Service (the “IRS”) or state agencies could deem us to be taxed as such, which could adversely impact the timing of our tax payments. We cannot predict whether our operation as a stand-alone company following the separation and distribution will increase the likelihood that the IRS or any state agency may view us as an insurance company.

In addition, the Tax Cuts and Jobs Act (“U.S. Tax Reform”) was enacted in December 2017. This legislation made significant changes to the Internal Revenue Code of 1986, as amended (the “Code”). U.S. Tax Reform, among other things, contains significant changes to corporate taxation, including a reduction of the corporate income tax rate, a partial limitation on the deductibility of business interest expense, limitation of the deduction for certain net operating losses to 80% of current year taxable income, an indefinite carryforward of certain net operating losses, limitations on certain deductions for compensation paid to certain executive offices, immediate deductions for certain new investments instead of deductions for depreciation expense over time and the modification or repeal of many business deductions and credits.

We are also subject to various federal, state and local laws and regulations designed to protect consumers, including laws governing consumer privacy and fraud, the collection and use of consumer data, telemarketing and other forms of solicitation. From time to time, we have received and we expect that we may continue to receive inquiries or investigative demands from regulatory bodies, including the Bureau of Consumer Financial Protection and state attorneys general and other state agencies. The telemarketing rules adopted by the Federal Communications Commission pursuant to the Federal Telephone Consumer Protection Act and the Federal Telemarketing Sales Rule issued by the Federal Trade Commission govern our telephone sales practices. In addition, some states and local governing bodies have adopted laws and regulations targeted at direct telephone sales, i.e., “do-not-call” regulations. The implementation of these marketing regulations requires us to rely more extensively on other marketing methods and channels.

Various federal, state and local governing bodies may propose additional legislation and regulation that may be detrimental to our business or may substantially increase our operating costs, including increases in the minimum wage; environmental regulations related to climate change, equipment efficiency standards, refrigerant production and use and other environmental matters; health care coverage; or “do-not-call” or other marketing regulations. It is difficult to predict the future impact of the broad and expanding legislative and regulatory requirements affecting our business and changes to such requirements may adversely affect our business, financial position, results of operations and cash flows. In addition, if we were to fail to comply with any applicable law or regulation, we could be subject to substantial fines or damages, be involved in lawsuits, enforcement actions and other claims by third parties or governmental authorities, suffer harm to our reputation, suffer the loss of licenses or incur penalties that may affect how our business is operated, any of which, in turn, could have a material adverse impact on our business, financial position, results of operations and cash flows.

Changes to U.S. tariff and import/export regulations may increase the costs of home systems, appliances and repair parts and, in turn, adversely impact our business.

Tariff policies are under continuous review and subject to change. The current U.S. administration has voiced strong concerns about imports from countries that it perceives as engaging in unfair trade practices and could impose import duties or restrictions on components and raw materials that are applicable to our business from countries it perceives as engaging in unfair trade practices. Such duties or restrictions, or the perception that they could occur, may materially and adversely affect our business by increasing our costs or reducing global trade. For example, rising costs due to blanket tariffs on imported steel and aluminum could increase the costs of parts associated with our repair and replacement of home systems and appliances, which could have a material adverse effect on our business, financial position, results of operations and cash flows.

Moreover, new tariffs and changes to U.S. trade policy could prompt retaliation from affected countries, potentially triggering the imposition of tariffs on U.S. goods. Such a “trade war” could lead to general economic downturn or could materially and adversely affect the demand for our services, thus negatively impacting our business, financial position, results of operations and cash flows.

Disruptions or failures in our information technology systems could create liability for us or limit our ability to effectively monitor, operate and control our operations and adversely impact our reputation, business, financial position, results of operations and cash flows.

Our information technology systems facilitate our ability to monitor, operate and control our operations. These systems were developed in conjunction with other systems at ServiceMaster prior to the Spin-off and have been significantly changed and modified since then. Such changes and modifications to our information technology systems could cause disruption to our operations or cause challenges with respect to compliance with laws, regulations or other applicable standards. As the development and implementation of our information technology systems (including our operating systems) evolve, we may elect to modify, replace or abandon certain technology initiatives, which could result in write-downs.

Any disruption in our information technology systems, including capacity limitations, instabilities, or failure to operate as expected, could, depending on the magnitude of the problem, adversely impact our business, financial position, results of operations and cash flows, including by limiting our capacity to monitor, operate and control our operations effectively. Failures of our information technology systems could also lead to violations of privacy laws, regulations, trade guidelines or practices related to our customers and associates. If our disaster recovery plans do not work as anticipated, or if the third-party vendors to which we have outsourced certain information technology, contact center or other services fail to fulfill their obligations, our operations may be adversely affected, and any of these circumstances could adversely affect our reputation, business, financial position, results of operations and cash flows.

Increases in appliances, parts and system prices and other operating costs could adversely impact our business, financial position, results of operations and cash flows.

Our financial performance may be adversely affected by increases in the level of our operating expenses, such as refrigerants, appliances and equipment, parts, raw materials, wages and salaries, employee benefits, healthcare, contractor costs, self-insurance costs and other insurance premiums, as well as various regulatory compliance costs, all of which may be subject to inflationary and other pressures. For example, a higher mix of appliance replacements versus repairs may, in turn, increase our contract service request costs. In 2018, the impact of higher replacements increased service request costs by $15 million. Such increase in operating expenses, including service request costs, could have a material adverse impact on our business, financial position, results of operations and cash flows.

Prices for raw materials, such as steel and fuel, are subject to market volatility. We cannot predict the extent to which we may experience future increases in costs of fuel, chemicals, refrigerants, appliances and equipment, parts, raw materials, wages and salaries, employee benefits, healthcare, vehicle maintenance, contractor costs, self-insurance costs and other insurance premiums, as well as various regulatory compliance costs and other operating costs. To the extent such costs increase, we may be prevented, in whole or in part, from passing these cost increases through to our existing and prospective customers, which could have a material adverse impact on our business, financial position, results of operations and cash flows.

We depend on a limited number of third-party components suppliers. Our reputation, business, financial position, results of operations and cash flows may be harmed if these parties do not perform their obligations or if they suffer interruptions to their own operations, or if alternative component sources are unavailable or if there is an increase in the costs of these components.

We are dependent on a limited number of suppliers for various key components used in the services and products we offer to customers, and the cost, quality and availability of these components are essential to our services. In particular, we have five national suppliers of repair parts and home systems and appliances that each account for more than five percent of our supplier spend. We are subject to the risk of shortages, increased costs and long lead times in the supply of these components and other materials, and the risk that our suppliers discontinue or modify, or increase the price of, the components used. If the supply of these components were to be delayed or constrained, or if one or more of our main suppliers were to go out of business, alternative sources or suppliers may not be available on acceptable terms or at all. Further, if there were a shortage of supply, the cost of these components may increase and harm our ability to provide our services on a cost-effective basis. In connection with any supply shortages in the future, reliable and cost-effective replacement sources may not be available on short notice or at all, and this may force us to increase prices and face a corresponding decrease in demand for our services. In the event that any of our suppliers were to discontinue production of our key product components, developing alternate sources of supply for these components would be time consuming, difficult and costly. This would harm our ability to market our services in order to meet market demand and could materially and adversely affect our reputation, business, financial position, results of operations and cash flows.

We have limited control over these parties on which our business depends. If any of these parties fails to perform its obligations on schedule, or breaches or ends its relationship with us, we may be unable to satisfy demand for our services. Delays, product shortages and other problems could impair our distribution and brand image and make it difficult for us to attract new customers. If we experience significantly increased demand, or if we need to replace an existing supplier, we may be unable to supplement or replace such supply capacity on terms that are acceptable to us, which may undermine our ability to deliver our services to customers in a timely and cost-efficient manner. Accordingly, a loss or interruption in the service of any key party could adversely impact our reputation, business, financial position, results of operations and cash flows.

If we fail to protect the security of personal information about our customers, associates or third parties, we could be subject to interruption of our business operations, private litigation, reputational damage and costly penalties.

We rely on, among other things, commercially available systems, software, tools and monitoring to provide security for processing, transmission and storage of confidential information of customers, associates and third parties, such as payment cards and personal information. The systems currently used for transmission and approval of payment card transactions, and the technology utilized in payment cards themselves, all of which can put payment card data at risk, are central to meeting standards set by the payment card industry (“PCI”). We continue to evaluate and modify these systems and protocols for PCI compliance purposes, and such PCI standards may change from time to time.

Activities by third parties, advances in computer and software capabilities and encryption technology, new tools and discoveries and other events or developments may facilitate or result in a compromise or breach of these systems. Any compromises, breaches or errors in applications related to these systems or failures to comply with standards set by the PCI could cause damage to our reputation and interruptions in our operations, including customers’ ability to pay for services and products by credit card or their willingness to purchase our services and products and could result in a violation of applicable laws, regulations, orders, industry standards or agreements and subject us to costs, penalties and liabilities. We are subject to risks caused by data breaches and operational disruptions, particularly through cyber-attack or cyber-intrusion, including by computer hackers, foreign governments and cyber terrorists. Any cyber or similar attack we experience could damage our technology systems and infrastructures, prevent us from providing our services, erode our reputation and those of our various brands, lead to the termination of advantageous contracts, result in inaccurate reporting of financial information, result in the disclosure of confidential consumer and professional contractor information, expose us to significant liabilities for the violation of data privacy laws, result in the disclosure of confidential and sensitive business information or intellectual property, result in claims or litigation against us and/or otherwise be costly to mitigate or remedy. The frequency of data breaches of companies and governments has increased in recent years as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. The occurrence of any of these events could have a material adverse impact on our reputation, business, financial position, results of operations and cash flows.

In addition, although we have insurance to mitigate some of these risks, such policies may not cover the particular cyber or similar attack experienced and, even if the risk is covered, such insurance coverage may not be adequate to compensate for related losses.

The impact of cybersecurity events experienced by third parties with whom we do business (or upon whom we otherwise rely in connection with our day-to-day operations) could have similar effects on us. Moreover, even cyber or similar attacks that do not directly affect us or third parties with whom we do business may result in a loss of consumer confidence in online and/or technology-reliant businesses generally, which could make consumers and professional contractors less likely to use or continue to use our services. The occurrence of any of these events could adversely affect our business, financial position, results of operations and cash flows.

Data protection legislation is also becoming increasingly common in the United States at both the federal and state level. For example, in June 2018, the State of California enacted the California Consumer Privacy Act of 2018 (the “CCPA”), which will come into effect on January 1, 2020. The CCPA requires companies that process information on California residents to make new disclosures to consumers about their data collection, use and sharing practices, allows consumers to opt out of certain data sharing with third parties and provides a new cause of action for data breaches. Additionally, the Federal Trade Commission and many state attorneys general are interpreting federal and state consumer protection laws to impose standards for the online collection, use, dissemination and security of data. The burdens imposed by the CCPA and other similar laws that may be enacted at the federal and state level may require us to modify our data processing practices and policies and to incur substantial expenditures in order to comply.

We may not be able to adequately protect our intellectual property and other proprietary rights that are material to our business.

Our ability to compete effectively depends in part on our rights to proprietary information, service marks, trademarks, trade names and other intellectual property rights we own or license, particularly our brand names, Frontdoor, American Home Shield, HSA, OneGuard and Landmark. We have not sought to register or protect every one of our marks in the United States. If we are unable to protect our proprietary information and intellectual property rights, including brand names, it could cause a material adverse effect on our reputation, business, financial position, results of operations and cash flows. Litigation may be necessary to enforce our intellectual property rights and protect our proprietary information, or to defend against claims by third parties that our products, services or activities infringe their intellectual property rights.

Future acquisitions or other strategic transactions could negatively affect our reputation, business, financial position, results of operations and cash flows.

Our business strategy includes the pursuit of strategic transactions, which could involve acquisitions or dispositions of businesses or assets. Any future strategic transaction could involve integration or implementation challenges, business disruption or other risks, or change our business profile significantly. Any inability on our part to consolidate and manage growth from acquired businesses or successfully implement other strategic transactions could have an adverse impact on our reputation, business, financial position, results of operations and cash flows. Any acquisition that we make may not provide us with the benefits that were anticipated when entering into such acquisition. The process of integrating an acquired business may create unforeseen difficulties and expenses, including the diversion of resources needed to integrate new businesses, technologies, products, personnel or systems; the inability to retain associates, customers and suppliers; the assumption of actual or contingent liabilities; failure to effectively and timely adopt and adhere to internal control processes and other policies; write-offs or impairment charges relating to goodwill and other intangible assets; unanticipated liabilities; and potential expense associated with litigation with sellers of such businesses. Any future disposition transactions could also impact our business and may subject us to various risks, including failure to obtain appropriate value for the disposed businesses and post-closing claims.

We may be required to recognize impairment charges.

We have significant amounts of goodwill and intangible assets, such as trade names. In accordance with applicable accounting standards, goodwill and indefinite-lived intangible assets are not amortized and are subject to assessment for impairment by applying a fair-value-based test annually, or more frequently if there are indicators of impairment, including:

•	significant adverse changes in the business climate, including economic or financial conditions;

•	significant adverse changes in expected operating results;

•	adverse actions or assessments by regulators;

•	unanticipated competition;

•	loss of key personnel; and

•	a current expectation that it is more likely than not that a reporting unit or intangible asset will be sold or otherwise disposed of.

Based upon future economic and financial market conditions, the operating performance of our reporting units and other factors, including those listed above, we may incur impairment charges in the future. It is possible that such impairment, if required, could be material. Any future impairment charges that we are required to record could have a material adverse impact on our results of operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates” for additional information.

We depend on our key personnel.

Our future success depends upon our ability to identify, hire, develop, motivate and retain highly skilled individuals. Competition for well-qualified employees is intense and our ability to compete effectively will depend, in part, upon our ability to attract new employees and retain existing employees. While we have established programs to attract new employees and provide incentives to retain existing employees, no assurances can be provided that we will be able to attract new employees or retain the services of our key employees in the future.

Our business process outsourcing initiatives may increase our reliance on third-party vendors and may expose our business to harm upon the termination or disruption of our third-party vendor relationships.

Our strategy to increase profitability, in part, by reducing our costs of operations includes the implementation of certain business process outsourcing initiatives, including off-shore outsourcing of certain aspects of our call center operations. Any disruption, termination or substandard performance of these outsourced services, including possible breaches by third-party vendors of their agreements with us, could adversely affect our brands, reputation, customer relationships, financial position, results of operations and cash flows. Also, to the extent a third-party vendor relationship is terminated, there is a risk of disputes or litigation and that we may not be able to enter into a similar agreement with an alternate provider in a timely manner or on terms that we consider favorable. Even if we find an alternate provider, or choose to insource such services, there are significant risks associated with any transitioning activities. In addition, to the extent we decide to terminate outsourcing services and insource such services, there is a risk that we may not have the capabilities to perform these services internally, resulting in a disruption to our business, which could adversely impact our reputation, businesses, financial position, results of operations and cash flows. We could incur costs, including personnel and equipment costs, to insource previously outsourced services like these, and these costs could adversely affect our results of operations and cash flows.

Furthermore, off-shore outsourcing of certain aspects of our call center operations may induce negative public reaction. Off-shore outsourcing is a politically sensitive topic in the United States. For example, several organizations in the United States have publicly expressed concern about a perceived association between outsourcing providers and the loss of jobs in the United States. In response to such expressions, federal legislative measures have been proposed in the past, such as limiting income tax credits for companies that off-shore American jobs. In addition, there is ongoing publicity about some negative experiences that companies have had with outsourcing, such as theft and misappropriation of sensitive client data. Such negative perceptions that may be associated with using an off-shore provider could adversely impact our reputation, businesses, financial position, results of operations and cash flows.

We may be subject to litigation or other legal proceedings, and adverse outcomes in such litigation or other legal proceedings could have an adverse effect on our business, financial condition and results of operations.

We have from time to time become and expect that we may continue to be subject to litigation and various other legal proceedings, including those related to intellectual property matters, privacy and consumer protection laws, as well as stockholder derivative suits, class action lawsuits and other matters, that involve claims for substantial amounts of money or for other relief or that might necessitate changes to our business and/or operations. The defense of these actions may be both time consuming and expensive. We will evaluate these litigation claims and legal proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, we may establish reserves and/or disclose the relevant litigation claims or legal proceedings, as and when required or appropriate. These assessments and estimates will be based on information available to our management at the time of such assessment or estimation and will involve a significant amount of judgment. As a result, actual outcomes or losses could differ materially from initial assessments and estimates. Our failure to successfully defend or settle any litigation claim or other legal proceeding could result in liability that, to the extent not covered by insurance, could have an adverse effect on our business, financial condition, results of operations and cash flow.

We depend on our real estate customer acquisition channel for a significant percentage of our sales.

Our strategic relationships with top real estate brokerages and agents and the National Association of Realtors are important to our business. These brokers and agents are independent parties that we do not control, and we cannot guarantee that our strategic partnership arrangements with them will continue at current levels or at all. An inability to maintain these relationships could have a material adverse effect on our business, financial position, results of operations and cash flows.

Marketing efforts to increase sales through our real estate and DTC channels may not be successful or cost-effective.

Attracting customers, professional contractors and real estate brokers to our brands and businesses involves considerable expenditures for marketing. We have made, and expect to continue to make, significant expenditures on marketing partnerships, search engine marketing, content marketing, social media, direct mail, television and radio, print advertisements and telemarketing. These efforts may not be successful or cost-effective. Historically, we have had to increase marketing expenditures over time to attract and retain customers and professional contractors and sustain growth.

With respect to our online marketing efforts, rapid and frequent changes in the pricing and operating dynamics of search engines, as well as changing policies and guidelines applicable to keyword advertising (which may unilaterally be updated by search engines without advance notice), could adversely affect our paid search engine marketing efforts and free search engine traffic. Such changes could adversely affect paid listings (both their placement and pricing), as well as the ranking of our brands and businesses within paid and organic search results, any or all of which could increase our marketing expenditures (particularly if free traffic is replaced with paid traffic).

In addition, evolving consumer behavior can affect the availability of profitable marketing opportunities. For example, as traditional television viewership declines and media is increasingly consumed through various digital means, the reach of traditional advertising channels is contracting, and the number of digital advertising channels is expanding. To continue to reach and engage with customers and professional contractors and grow in this environment, we will need to identify and devote more of our overall marketing expenditures to newer digital advertising channels (such as online video and other digital platforms), as well as target customers, professional contractors and real estate brokers via these channels. Generally, the opportunities in (and the sophistication of) newer advertising channels are undeveloped and unproven relative to traditional channels, which could make it difficult for us to assess returns on our marketing investment in newer channels. Additionally, as we increasingly depend on newer digital channels for traffic, these efforts will involve challenges and risks similar to those we face in connection with our search engine marketing efforts.

Lastly, we also enter into various third-party affiliate agreements in an effort to drive traffic to our various brands and businesses. These arrangements are generally more cost-effective than traditional marketing efforts. If we are unable to renew existing (and enter into new) arrangements of this nature, sales and marketing as a percentage of revenue could increase over the long-term.

No assurances can be provided that we will be able to continue to appropriately manage our marketing efforts in response to any or all of the events and trends discussed above and the failure to do so could adversely affect our reputation, business, financial condition, results of operations and cash flow.

Third-party use of our trademarks as keywords in Internet search engine advertising programs may direct potential customers to competitors’ websites, which could harm our reputation and cause us to lose sales.

Competitors and other third parties purchase our trademarks and confusingly similar terms as keywords in Internet search engine advertising programs in order to divert potential customers to their websites. Preventing such unauthorized use is inherently difficult. If we are unable to protect our trademarks from such unauthorized use and curtail the use of confusingly similar terms, competitors and other third parties may drive potential online customers away from our websites to competing and unauthorized websites, which could harm our reputation and cause us to lose sales.

The use of social media by us and other parties could result in damage to our reputation or otherwise adversely affect us.

We increasingly utilize social media to communicate with current and potential customers, contractors, real estate brokers and employees, as well as other individuals interested in us. Information delivered by us, or by third parties about us, via social media can be easily accessed and rapidly disseminated, and could result in reputational harm, decreased customer loyalty or other issues that could diminish the value of our brand or result in significant liability.

Risks Related to the Recent Spin-Off and Our Operations as an Independent Publicly Traded Company

We have a limited history of operating as an independent, public company, and our historical and pro forma financial information is not necessarily representative of the results that we would have achieved as a separate, publicly traded company and may not be a reliable indicator of our future results.

The historical information in this prospectus for periods prior to the Spin-off refers to our business as operated by and integrated with ServiceMaster. Our historical and pro forma financial information included in this prospectus for periods prior to the Spin-off is derived from the consolidated financial statements and accounting records of ServiceMaster and Frontdoor when it was an indirect, wholly owned subsidiary of ServiceMaster. Accordingly, the historical and pro forma financial information included in this prospectus for periods prior to the Spin-off does not necessarily reflect the financial position, results of operations and cash flows that we would have achieved as a separate, publicly traded company during the periods presented or those that we will achieve in the future primarily as a result of the factors described below:

•

Prior to the Spin-off, our business had been operated by ServiceMaster as part of its broader corporate organization, rather than as an independent company. ServiceMaster or one of its affiliates performed certain corporate functions for us. Our historical and pro forma financial results for periods prior to the Spin-off reflect allocations of corporate expenses from ServiceMaster for such functions and are likely to be less than the expenses we would have incurred had we operated as a separate publicly traded company.

•

Prior to the Spin-off, our business had been integrated with the other businesses of ServiceMaster. We had shared economies of scope and scale in costs, employees and vendor relationships. Although we entered into a transition services agreement with ServiceMaster prior to the Spin-off, these arrangements are temporary and may not retain or fully capture the benefits that we had enjoyed as a result of being integrated with ServiceMaster and may result in us paying higher charges than in the past for these services. This could have a material adverse effect on our business, financial position, results of operations and cash flows.

•

Generally, our working capital requirements and capital for our general corporate purposes, including acquisitions and capital expenditures, had been satisfied as part of the corporate-wide cash management policies of ServiceMaster. As a separate, independent company, we may need to obtain financing from banks, through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements, which may or may not be available and may be more costly.

•	As a separate, independent company, the cost of capital for our business may be higher than ServiceMaster’s cost of capital prior to the Spin-off.

•	Our historical financial information for periods prior to the Spin-off does not reflect the debt that we incurred in connection with the Spin-off.

•

We had historically been able to rely on the net worth of ServiceMaster when calculating our reserve requirements as a home service plan company in certain states. As a separate, independent company, we may be required to hold more reserves than we were required to hold as a subsidiary of ServiceMaster. This could have a material adverse effect on our business, financial position, results of operations and cash flows.

•

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) and are required to prepare our financial statements according to the rules and regulations promulgated by the SEC. Complying with these requirements could result in significant costs and require us to divert substantial resources, including management time, from other activities.

Other significant changes may occur in our cost structure, management, financing and business operations as a result of operating as a company separate from ServiceMaster. In particular, we are currently evaluating the optimal structure of corporate functions to support the strategic objectives of our business as an independent public entity subsequent to the Spin-off. During 2018, we incurred $4 million of these increased operating costs (“dis-synergies”). For the full year 2019, we currently project an approximately $3 million increase in dis-synergies compared to 2018 for an annualized increase in operating costs of approximately $7 million, which we expect to then represent our normal operating costs associated with these dis-synergies. For additional information about the past financial performance of our business and the basis of presentation of the historical consolidated and combined financial statements and the unaudited pro forma financial data, see “Selected Historical Financial Data,” “Unaudited Pro Forma Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and accompanying notes included elsewhere in this prospectus.

If the distribution, together with certain related transactions, were to fail to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes, we could be subject to significant tax liabilities and, in certain circumstances, we could be required to indemnify ServiceMaster for material taxes and other related amounts pursuant to indemnification obligations under the tax matters agreement.

It was a condition to the distribution that the private letter ruling from the IRS (the “IRS private letter ruling”) regarding certain U.S. federal income tax matters relating to the separation and distribution received by ServiceMaster remain valid and be satisfactory to the ServiceMaster board of directors and that the ServiceMaster board of directors receive one or more opinions from its tax advisors, in each case satisfactory to the ServiceMaster board of directors, regarding certain U.S. federal income tax matters relating to the separation and the distribution. The IRS private letter ruling and the opinions of tax advisors were based upon and relied on, among other things, various facts and assumptions, as well as certain representations, statements and undertakings of ServiceMaster and us, including those relating to the past and future conduct of ServiceMaster and us. If any of these representations, statements or undertakings is, or becomes, inaccurate or incomplete, or if ServiceMaster or we breach any of the representations or covenants contained in any of the separation-related agreements and documents or in any documents relating to the IRS private letter ruling and/or the opinions of tax advisors, the IRS private letter ruling and/or the opinions of tax advisors may be invalid and the conclusions reached therein could be jeopardized.

Notwithstanding receipt of the IRS private letter ruling and the opinions of tax advisors, the IRS could determine that the distribution and/or certain related transactions should be treated as taxable transactions for U.S. federal income tax purposes if it determines that any of the representations, assumptions, or undertakings upon which the IRS private letter ruling or the opinions of tax advisors were based are false or have been violated. In addition, neither the IRS private letter ruling nor the opinions of tax advisors addressed all of the issues that are relevant to determining whether the distribution, together with certain related transactions, qualifies as a transaction that is generally tax-free for U.S. federal income tax purposes. Further, the opinions of tax advisors represented the judgment of such tax advisors and are not binding on the IRS or any court, and the IRS or a court may disagree with the conclusions in the opinions of tax advisors. Accordingly, notwithstanding receipt by ServiceMaster of the IRS private letter ruling and the opinions of tax advisors, there can be no assurance that the IRS will not assert that the distribution and/or certain related transactions do not qualify for tax-free treatment for U.S. federal income tax purposes or that a court would not sustain such a challenge. In the event the IRS were to prevail in such challenge, we could be subject to significant U.S. federal income tax liability.

If the distribution, together with related transactions, fails to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, in general, for U.S. federal income tax purposes, ServiceMaster would recognize taxable gain as if it had sold our common stock in a taxable sale for its fair market value (unless ServiceMaster and we jointly make an election under Section 336(e) of the Code with respect to the distribution, in which case, in general, (a) the ServiceMaster group would recognize taxable gain as if we had sold all of our assets in a taxable sale in exchange for an amount equal to the fair market value of our common stock and the assumption of all our liabilities and (b) we would obtain a related step-up in the basis of our assets) and, if the distribution fails to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes under Section 355, in general, for U.S. federal income tax purposes, ServiceMaster stockholders who received our shares in the distribution would be subject to tax as if they had received a taxable distribution equal to the fair market value of such shares.

Under the tax matters agreement that ServiceMaster entered into with us, we are required to indemnify ServiceMaster against any additional taxes and related amounts resulting from (a) an acquisition of all or a portion of our equity securities or assets, whether by merger or otherwise (and regardless of whether we participated in or otherwise facilitated the acquisition), (b) other actions or failures to act by us or (c) any inaccuracy or breach of our representations, covenants or undertakings contained in any of the separation-related agreements and documents or in any documents relating to the IRS private letter ruling and/or the opinions of tax advisors. Any such indemnity obligations, including the obligation to indemnify ServiceMaster for taxes resulting from the distribution and certain related transactions not qualifying as tax-free, could be material.

U.S. federal income tax consequences may restrict our ability to engage in certain desirable strategic or capital-raising transactions after the separation.

Under current law, a separation can be rendered taxable to the parent corporation and its stockholders as a result of certain post-separation acquisitions of shares or assets of the spun-off corporation. For example, a separation may result in taxable gain to the parent corporation under Section 355(e) of the Code if the separation were later deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, shares representing a 50 percent or greater interest (by vote or value) in the spun-off corporation. To preserve the U.S. federal income tax treatment of the separation and distribution, and in addition to our indemnity obligation described above, the tax matters agreement restricts us, for the two-year period following the distribution, except in specific circumstances, from:

•	entering into any transaction pursuant to which all or a portion of our common stock or assets would be acquired, whether by merger or otherwise;

•	issuing equity securities beyond certain thresholds;

•	repurchasing shares of our capital stock other than in certain open-market transactions;

•	ceasing to actively conduct certain aspects of our business; and/or

•	taking or failing to take any other action that would jeopardize the expected U.S. federal income tax treatment of the distribution and certain related transactions.

These restrictions may limit our ability to pursue certain strategic transactions or other transactions that we may believe to be in the best interests of our stockholders or that might increase the value of our business.

We may not achieve some or all of the expected benefits of the Spin-off, and the Spin-off may materially and adversely affect our financial position, results of operations and cash flows.

We may be unable to achieve the full strategic and financial benefits expected to result from the Spin-off, or such benefits may be delayed or not occur at all.

We may not achieve these and other anticipated benefits for a variety of reasons, including, among others that: (a) the Spin-off required significant amounts of management’s time and effort, which may have diverted management’s attention from operating and growing our business; (b) following the Spin-off, we may be more susceptible to market fluctuations and other adverse events than if we were still a part of ServiceMaster; (c) following the Spin-off, our business is less diversified than ServiceMaster’s business prior to the Spin-off; and (d) the other actions required to separate ServiceMaster’s and our respective businesses could disrupt our operations. If we fail to achieve some or all of the benefits expected to result from the Spin-off, or if such benefits are delayed, it could have a material adverse effect on our financial position, results of operations and cash flows.

We or ServiceMaster may fail to perform under various transaction agreements that were executed as part of the Spin-off or we may fail to have necessary systems and services in place when certain of the transaction agreements expire.

In connection with the Spin-off, we and ServiceMaster entered into a separation and distribution agreement and also entered into various other agreements, including a transition services agreement, a tax matters agreement and an employee matters agreement. The separation and distribution agreement, the tax matters agreement and the employee matters agreement determine the allocation of assets and liabilities between the companies following the Spin-off for those respective areas and include necessary indemnifications related to liabilities and obligations. The transition services agreement provides for the performance of certain services by ServiceMaster for the benefit of us for a limited period of time after the Spin-off. We rely on ServiceMaster to satisfy its obligations under these agreements. If ServiceMaster is unable to satisfy its obligations under these agreements, including its indemnification obligations, we could incur operational difficulties or losses. Upon expiration of the transition services agreement, each of the services that are covered in such agreement will have to be provided internally or by third parties. If we do not have agreements with other providers of these services or the ability to perform these services in-house once certain transaction agreements expire or terminate, we may not be able to operate our business effectively, which may have a material adverse effect on our financial position, results of operations and cash flows.

After the Spin-off, certain members of management, directors and stockholders may hold stock in both ServiceMaster and our Company, and as a result may face actual or potential conflicts of interest.

After the Spin-off, the management and directors of each of ServiceMaster and Frontdoor may own both ServiceMaster common stock and our common stock. This ownership overlap could create, or appear to create, potential conflicts of interest when our management and directors and ServiceMaster’s management and directors face decisions that could have different implications for us and ServiceMaster. For example, potential conflicts of interest could arise in connection with the resolution of any dispute between ServiceMaster and us regarding the terms of the agreements governing the distribution and our relationship with ServiceMaster thereafter. These agreements include the separation and distribution agreement, the tax matters agreement, the employee matters agreement, the transition services agreement, the stockholder and registration rights agreement and any commercial agreements between the parties or their affiliates. Potential conflicts of interest may also arise out of any commercial arrangements that we or ServiceMaster may enter into in the future.

Failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could materially and adversely affect us.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the Dodd-Frank Act and are required to prepare our financial statements according to the rules and regulations promulgated by the SEC. In addition, the Exchange Act requires that we file annual, quarterly and current reports. Our failure to prepare and disclose this information in a timely manner or to otherwise comply with applicable law could subject us to penalties under federal securities laws, expose us to lawsuits and restrict our ability to access financing. In addition, the Sarbanes-Oxley Act requires that, among other things, we establish and maintain effective internal controls and procedures for financial reporting and disclosure purposes. Internal control over financial reporting is complex and may be revised over time to adapt to changes in our business, or changes in applicable accounting rules. We cannot assure you that our internal control over financial reporting will be effective in the future or that a material weakness will not be discovered with respect to a prior period for which we had previously believed that internal controls were effective. If we are not able to maintain or document effective internal control over financial reporting, our independent registered public accounting firm will not be able to certify as to the effectiveness of our internal control over financial reporting. While we have been adhering to these laws and regulations as a subsidiary of ServiceMaster, we will need to demonstrate our ability to manage our compliance with these corporate governance laws and regulations as an independent, public company.

Matters affecting our internal controls may cause us to be unable to report our financial information on a timely basis or may cause us to restate previously issued financial information, and thereby subject us to adverse regulatory consequences, including sanctions or investigations by the SEC, or violations of applicable stock exchange listing rules. There could also be a negative reaction in the financial markets due to a loss of investor confidence in our Company and the reliability of our financial statements. Confidence in the reliability of our financial statements is also likely to suffer if we or our independent registered public accounting firm reports a material weakness in our internal control over financial reporting. This could have a material and adverse effect on us by, for example, leading to a decline in our share price and impairing our ability to raise additional capital.

As an independent, publicly traded company, we may not enjoy the same benefits that we did as a segment of ServiceMaster.

Prior to the Spin-off, our business operated as one of ServiceMaster’s business segments, and ServiceMaster performed or substantially oversaw all the corporate functions for our operations, including managing financial and human resources systems, internal auditing, investor relations, treasury services, accounting functions, finance and tax administration, benefits administration, legal, regulatory, and corporate branding functions. Following the Spin-off, ServiceMaster provides support to us with respect to certain of these functions on a transitional basis. We need to replicate certain facilities, systems, infrastructure and positions to which we no longer have access after the Spin-off and have been incurring, and will likely continue to incur, capital and other costs associated with developing and implementing our own support functions in these areas. Such costs could be material.

As an independent, publicly traded company, we may become more susceptible to market fluctuations and other adverse events than we would have been were we still a part of ServiceMaster. As part of ServiceMaster, we had been able to enjoy certain benefits from ServiceMaster’s operating diversity and available capital for investments. As an independent, publicly traded company, we do not have similar operating diversity and may not have similar access to capital markets, which could have a material adverse effect on our financial position, results of operations and cash flows.

In connection with the Spin-off, ServiceMaster will indemnify us for certain liabilities and we will indemnify ServiceMaster for certain liabilities. If we are required to pay under these indemnities to ServiceMaster, our financial results could be negatively impacted. The ServiceMaster indemnity may not be sufficient to hold us harmless from the full amount of liabilities for which ServiceMaster will be allocated responsibility, and ServiceMaster may not be able to satisfy its indemnification obligations in the future.

Pursuant to the separation and distribution agreement and certain other agreements with ServiceMaster, ServiceMaster agreed to indemnify us for certain liabilities, and we agreed to indemnify ServiceMaster for certain liabilities, in each case for uncapped amounts, as discussed further in “Certain Relationships and Related Person Transactions.” Our indemnification obligations to ServiceMaster are not subject to any cap, may be significant and could negatively impact our business, particularly with respect to indemnities provided in the tax matters agreement. See “—If the distribution, together with certain related transactions, were to fail to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes, we could be subject to significant tax liabilities and, in certain circumstances, we could be required to indemnify ServiceMaster for material taxes and other related amounts pursuant to indemnification obligations under the tax matters agreement.” Third parties could also seek to hold us responsible for any of the liabilities that ServiceMaster has agreed to retain. Any amounts we are required to pay pursuant to these indemnification obligations and other liabilities could require us to divert cash that would otherwise have been used in furtherance of our operating business. Further, the indemnity from ServiceMaster may not be sufficient to protect us against the full amount of such liabilities, and

ServiceMaster may not be able to fully satisfy its indemnification obligations. Moreover, even if we ultimately succeed in recovering from ServiceMaster any amounts for which we are held liable, we may be temporarily required to bear these losses ourselves. Each of these risks could have a material adverse effect on our financial position, results of operations and cash flows.

Risks Related to Our Common Stock

The trading market for our common stock has existed for only a short period following the Spin-off, and the market price and trading volume of our common stock may fluctuate significantly.

Prior to the Spin-off, there was no public market for our common stock. An active trading market for our common stock commenced only recently following the Spin-off and may not be sustainable. The trading price of our common stock has been and may continue to be volatile and the trading volume in our common stock may fluctuate and cause significant price variations to occur. From the date of the Spin-off until February 28, 2019, the closing price of our common stock on NASDAQ has ranged from a high of $48.57 per share to a low of $21.08 per share. If the per share trading price of our common stock declines significantly, you may be unable to resell your shares at or above the purchase price.

The market price of our common stock may fluctuate significantly. Among the factors that could affect our stock price are:

•	industry or general market conditions;

•	domestic and international economic factors unrelated to our performance;

•	lawsuits, enforcement actions and other claims by third parties or governmental authorities;

•	changes in our customers’ preferences;

•	new regulatory pronouncements and changes in regulatory guidelines;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in securities analysts’ estimates of our financial performance or lack of research coverage and reports by industry analysts;

•	action by institutional stockholders or other large stockholders;

•	failure to meet any guidance given by us or any change in any guidance given by us, or changes by us in our guidance practices;

•	announcements by us of significant impairment charges;

•	speculation in the press or investment community;

•	investor perception of us and our industry;

•	changes in market valuations or earnings of similar companies;

•	announcements by us or our competitors of significant contracts, acquisitions, dispositions or strategic partnerships;

•	war, terrorist acts and epidemic disease;

•	any future sales of our common stock or other securities; and

•	additions or departures of key personnel.

The stock markets have experienced volatility in recent years that has been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of our common stock. In the past, following periods of volatility in the market price of a company’s securities, class action litigation has often been instituted against the affected company. Any litigation of this type brought against us could result in substantial costs and a diversion of our management’s attention and resources, which would harm our business, operating results and financial condition.

Future issuances of common stock by us, and the availability for resale of shares held by ServiceMaster and its affiliates, may cause the market price of our common stock to decline.

Sales of substantial amounts of our common stock in the public market, or the perception that these sales could occur, could cause the market price of our common stock to decline. Substantially all of the outstanding shares of our common stock were available for resale in the public market following the Spin-off. The market price of our common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Following the Spin-off, ServiceMaster retained approximately 19.8 percent of the outstanding shares of our common stock. Pursuant to a stockholder and registration rights agreement that we entered into in connection with the Spin-off, we have granted ServiceMaster “demand” registration rights, pursuant to which the registration statement of which this prospectus forms a part is being filed. See “Certain Relationships and Related Person Transactions—Stockholder and Registration Rights Agreement.” We understand that ServiceMaster currently intends to dispose of all of our common stock that it retained after the Spin-off and registered under the registration statement of which this prospectus forms a part through one or more subsequent exchanges for debt by June 14, 2019 in accordance with the terms of the IRS private letter ruling. In addition, none of the shares outstanding upon consummation of the Spin-off were “restricted securities” within the meaning of Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), and all of such shares are freely tradable subject to certain restrictions in the case of shares held by persons deemed to be our affiliates. Any disposition by ServiceMaster, or any significant stockholder, of shares of our common stock in the public market, or the perception that such disposition could occur, could adversely affect prevailing market prices for shares of our common stock.

In the future, we may issue additional shares of common stock or other equity or debt securities convertible into or exercisable or exchangeable for shares of our common stock in connection with a financing, acquisition, litigation settlement or employee arrangement or otherwise. Any of these issuances could result in substantial dilution to our existing stockholders and could cause the trading price of our common stock to decline.

We do not intend to pay cash dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We currently intend to retain future earnings to finance the operation and expansion of our business. As a result, we do not expect to pay any cash dividend for the foreseeable future. All decisions regarding the payment of dividends will be made by our board of directors from time to time in accordance with applicable law. There can be no assurance that we will have sufficient surplus under Delaware law to be able to pay any dividends at any time in the future. An insufficient surplus may result from extraordinary cash expenses, actual expenses exceeding contemplated costs, funding of capital expenditures or increases in reserves. If we do not pay dividends, the price of the shares of our common stock must appreciate for you to receive a gain on your investment. This appreciation may not occur. Further, you may have to sell some or all of your shares of our common stock to generate cash flow from your investment.

If securities or industry analysts do not publish regular reports on us or publish misleading or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock depends in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts that covers our common stock downgrades our stock or publishes misleading or unfavorable research about our business, our stock price would likely decline. If one or more of the analysts ceases coverage of our common stock or fails to publish reports on us regularly, demand for our common stock could decrease, which could cause our common stock price or trading volume to decline.

Future offerings of debt or equity securities which would rank senior to our common stock may adversely affect the market price of our common stock.

If, in the future, we decide to issue debt or equity securities that rank senior to our common stock, it is likely that such securities will be governed by an indenture or other instrument containing covenants restricting our operating flexibility. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our common stock and may result in dilution of owners of our common stock. We and, indirectly, our stockholders, will bear the cost of issuing and servicing such securities. Because our decision to issue debt or equity securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our common stock will bear the risk of our future offerings reducing the market price of our common stock and diluting the value of their stock holdings in us.

Provisions in our certificate of incorporation and bylaws and of applicable law may prevent or delay an acquisition of our Company, which could decrease the trading price of our common stock.

Our amended and restated certificate of incorporation and amended and restated bylaws, and Delaware law, contain provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids more expensive to the acquiror and to encourage prospective acquirors to negotiate with our board of directors rather than to attempt a hostile takeover. These provisions include rules regarding how stockholders may present proposals or nominate directors for election at stockholder meetings and the right of our board of directors to issue preferred stock without stockholder approval. Delaware law also imposes some restrictions on mergers and other business combinations between any holder of 15 percent or more of our outstanding common stock and us. For more information, see “Description of Capital Stock—Anti-Takeover Effects of Various Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws.”

We believe these provisions protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirors to negotiate with our board of directors and by providing our board of directors with more time to assess any acquisition proposal. These provisions are not intended to make us immune from takeovers. However, these provisions apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that our board of directors determines is not in the best interests of our Company and our stockholders. Accordingly, in the event that our board of directors determines that a potential business combination transaction is not in the best interests of our Company and our stockholders, but certain stockholders believe that such a transaction would be beneficial to us and our stockholders, such stockholders may elect to sell their shares in our Company and the trading price of our common stock could decrease.

These and other provisions of our amended and restated certificate of incorporation, amended and restated bylaws and the Delaware General Corporation Law, as amended (the “DGCL”), could have the effect of delaying, deferring or preventing a proxy contest, tender offer, merger or other change in control, which may have a material adverse effect on our business, financial condition and results of operations.

In addition, because we are regulated by state regulators in certain states, we are subject to certain state statutes that generally require any person or entity desiring to acquire direct or indirect control of certain of our subsidiaries obtain prior approval from the applicable regulator. Control is generally presumed to exist under these state laws with the acquisition of 10 percent or more of our outstanding voting securities of either the subsidiary or its controlling parent. Applicable state insurance laws and regulations could delay or impede a change of control of the Company.

Furthermore, an acquisition or further issuance of our stock could trigger the application of Section 355(e) of the Code, causing the distribution to be taxable to ServiceMaster. Under the tax matters agreement, and as described in more detail above, we would be required to indemnify ServiceMaster for the resulting taxes and related amount, and this indemnity obligation might discourage, delay or prevent a change of control that you may consider favorable. See “Certain Relationships and Related Person Transactions—Tax Matters Agreement.”

Our certificate of incorporation designates the state courts of the State of Delaware, or, if no state court located in the State of Delaware has jurisdiction, the federal court for the District of Delaware, as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could discourage lawsuits against us and our directors and officers.

Our amended and restated certificate of incorporation provides that, unless the board of directors otherwise determines, the state courts of the State of Delaware, or, if no state court located in the State of Delaware has jurisdiction, the federal court for the District of Delaware, will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of our Company, any action asserting a claim of breach of a fiduciary duty owed by any director or officer to our Company or our stockholders, creditors or other constituents, any action asserting a claim against us or any director or officer arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or amended and restated bylaws, or any action asserting a claim against us or any director or officer governed by the internal affairs doctrine. This exclusive forum provision may limit the ability of our stockholders to bring a claim in a judicial forum that such stockholders find favorable for disputes with our Company or our directors or officers, which may discourage such lawsuits against us and our directors and officers. Alternatively, if a court outside of the State of Delaware were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings described above, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Risks Related to Our Substantial Indebtedness

We have substantial indebtedness and may incur substantial additional indebtedness, which could adversely affect our financial health and our ability to obtain financing in the future, react to changes in our business and satisfy our obligations.

As of December 31, 2018, we had approximately $998 million of total consolidated long-term indebtedness, including the current portion of long-term debt, outstanding.

As of December 31, 2018, there were no letters of credit outstanding and there was $250 million of available borrowing capacity under the Revolving Credit Facility (as defined below). In addition, we are able to incur additional indebtedness in the future, subject to the limitations contained in the agreements governing our indebtedness. Our substantial indebtedness could have important consequences to you. Because of our substantial indebtedness:

•	our ability to engage in acquisitions without raising additional equity or obtaining additional debt financing is limited;

•

our ability to obtain additional financing for working capital, capital expenditures, acquisitions, debt service requirements or general corporate purposes and our ability to satisfy our obligations with respect to our indebtedness may be impaired in the future;

•	a large portion of our cash flow from operations must be dedicated to the payment of principal and interest on our indebtedness, thereby reducing the funds available to us for other purposes;

•	we are exposed to the risk of increased interest rates because a portion of our borrowings are or will be at variable rates of interest;

•	it may be more difficult for us to satisfy our obligations to our creditors, resulting in possible defaults on, and acceleration of, such indebtedness;

•	we may be more vulnerable to general adverse economic and industry conditions;

•

we may be at a competitive disadvantage compared to our competitors with proportionately less indebtedness or with comparable indebtedness on more favorable terms and, as a result, they may be better positioned to withstand economic downturns;

•	our ability to refinance indebtedness may be limited or the associated costs may increase;

•	our flexibility to adjust to changing market conditions and ability to withstand competitive pressures could be limited; and

•	we may be prevented from carrying out capital spending and restructurings that are necessary or important to our growth strategy and efforts to improve operating margins of our business.

Increases in interest rates would increase the cost of servicing our indebtedness and could reduce our profitability.

A significant portion of our outstanding indebtedness, including indebtedness incurred under the Credit Facilities (as defined below), bears interest at variable rates. As a result, increases in interest rates would increase the cost of servicing our indebtedness and could materially reduce our profitability and cash flows. As of December 31, 2018, each one percentage point change in interest rates would result in an approximately $3 million change in the annual interest expense on the Term Loan Facility (as defined below) after considering the impact of the effective interest rate swap. Assuming all revolving loans were fully drawn as of December 31, 2018, each one percentage point change in interest rates would result in an approximately $3 million change in annual interest expense on the Revolving Credit Facility. The impact of increases in interest rates could be more significant for us than it would be for some other companies because of our substantial indebtedness. Our variable rate indebtedness uses the LIBOR as a benchmark for establishing the interest rate. LIBOR is the subject of recent national, international and other regulatory guidance and proposals for reform. In the event that LIBOR is phased out as is currently expected, the Credit Facilities provide that the Company and the administrative agent may amend the credit agreement to replace the LIBOR definition with a successor rate based on prevailing market convention, subject to notifying the lending syndicate of such change and not receiving within 5 business days of such notification written, good faith objections to such replacement rate from lenders holding at least a majority of the aggregate principal amount of loans and commitments then outstanding under the credit agreement. The consequences of these developments cannot be entirely predicted, but could include an increase in the interest cost of our variable rate indebtedness.

A lowering or withdrawal of the ratings, outlook or watch assigned to our debt securities by rating agencies may increase our future borrowing costs and reduce our access to capital.

Our indebtedness currently has a non-investment grade rating, and any rating, outlook or watch assigned could be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, current or future circumstances relating to the basis of the rating, outlook or watch, such as adverse changes to our business, so warrant. Any future lowering of our ratings, outlook or watch likely would make it more difficult or more expensive for us to obtain additional debt financing.

The agreements and instruments governing our indebtedness contain restrictions and limitations that could significantly impact our ability to operate our business.

The credit agreement governing our Credit Facilities and the indenture governing our senior notes contain covenants that, among other things, restrict our ability to:

•	incur additional indebtedness (including guarantees of other indebtedness);

•	receive dividends from certain of our subsidiaries, redeem stock or make other restricted payments, including investments and, in the case of the Revolving Credit Facility, make acquisitions;

•	prepay, repurchase or amend the terms of certain outstanding indebtedness;

•	enter into certain types of transactions with affiliates;

•	transfer or sell assets;

•	create liens;

•	merge, consolidate or sell all or substantially all of our assets; and

•	enter into agreements restricting dividends or other distributions by our subsidiaries.

The restrictions in the agreements governing the Credit Facilities and the instruments governing our other indebtedness may prevent us from taking actions that we believe would be in the best interest of our business and may make it difficult for us to execute our business strategy successfully or effectively compete with companies that are not similarly restricted. We may also incur future debt obligations that might subject us to additional restrictive covenants that could affect our financial and operational flexibility. We may be unable to refinance our indebtedness, at maturity or otherwise, on terms acceptable to us, or at all.

Our ability to comply with the covenants and restrictions contained in the agreements governing the Credit Facilities and the instruments governing our other indebtedness may be affected by economic, financial and industry conditions beyond our control including credit or capital market disruptions. The breach of any of these covenants or restrictions could result in a default that would permit the applicable lenders to declare all amounts outstanding thereunder to be due and payable, together with accrued and unpaid interest. If we are unable to repay indebtedness, lenders having secured obligations, such as the lenders under the Credit Facilities, could proceed against the collateral securing the indebtedness. In any such case, we may be unable to borrow under the Credit Facilities and may not be able to repay the amounts due under such facilities or our other outstanding indebtedness. This could have serious consequences for our financial position and results of operations and could cause us to become bankrupt or insolvent.

Our ability to generate the significant amount of cash needed to pay interest and principal on our indebtedness and our ability to refinance all or a portion of our indebtedness or obtain additional financing depends on many factors beyond our control.

We are a holding company, and substantially all of our assets are held by, and our operations are conducted through, our subsidiaries. We depend on our subsidiaries to distribute funds to us so that we may pay obligations and expenses, including satisfying obligations with respect to indebtedness. Our ability to make scheduled payments on, or to refinance our obligations under, our indebtedness depends on the financial and operating performance of our subsidiaries and their ability to make distributions and dividends to us, which, in turn, depends on their operating results, cash requirements, financial position and general business conditions and any legal and regulatory restrictions on the payment of dividends to which they may be subject, many of which may be beyond our control.

There are third-party restrictions on the ability of certain of our subsidiaries to transfer funds to us. These restrictions are related to regulatory requirements. The payments of ordinary and extraordinary dividends by certain of our subsidiaries (through which we conduct our business) are subject to significant regulatory restrictions under the laws and regulations of the states in which they operate. Among other things, such laws and regulations require certain subsidiaries to maintain minimum capital and net worth requirements and may limit the amount of ordinary and extraordinary dividends and other payments that these subsidiaries can pay to us. As of December 31, 2018, the total net assets subject to these third-party restrictions was $187 million. We expect that such limitations will be in effect for the foreseeable future. In Texas, we are relieved of the obligation to post 75 percent of our otherwise required reserves because we operate a captive insurer approved by Texas regulators in order to satisfy such obligations. None of our subsidiaries are obligated to make funds available to us through the payment of dividends. If we cannot receive sufficient distributions from our subsidiaries, we may not be able to meet our obligations to fund general corporate expenses or service our debt obligations.

We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal and interest on our indebtedness. If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets, seek to obtain additional equity capital or restructure our indebtedness. In the future, our cash flow and capital resources may not be sufficient for payments of interest on and principal of our indebtedness, and such alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations.

If we cannot make scheduled payments on our indebtedness, we will be in default, the lenders under the Credit Facilities could terminate their commitments to loan money, the secured lenders could foreclose against the assets securing their borrowings and we could be forced into bankruptcy or liquidation.

Despite our indebtedness levels, we and our subsidiaries may be able to incur substantially more indebtedness. This could further exacerbate the risks associated with our substantial indebtedness.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of the instruments governing our indebtedness do not prohibit us or fully prohibit our subsidiaries from doing so. The Credit Facilities permit additional borrowings beyond the committed amounts under certain circumstances. If new indebtedness is added to our current indebtedness levels, the related risks we face would increase, and we may not be able to meet all of our debt obligations.

We utilize derivative financial instruments to reduce our exposure to market risks from changes in interest rates on our variable-rate indebtedness and are exposed to risks related to counterparty credit worthiness or non-performance of these instruments.

We are exposed to the impact of interest rate changes and manage this exposure through the use of variable-rate and fixed-rate debt and by utilizing interest rate swaps. On October 24, 2018, we entered into an interest rate swap agreement effective October 31, 2018 that expires on August 16, 2025. The notional amount of the agreement was $350 million. We entered into this interest rate swap agreement in the normal course of business to manage interest rate risks, with a policy of matching positions. The effect of derivative financial instrument transactions under the agreements could have a material impact on our financial statements. There can be no guarantee that our hedging strategy will be effective, and we may experience credit-related losses in some circumstances.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and any accompanying prospectus supplement contains, or will contain, certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act regarding business strategies, market potential, future financial performance and other matters. The words “believe,” “expect,” “estimate,” “could,” “should,” “intend,” “may,” “plan,” “seek,” “anticipate,” “project” and similar expressions, among others, generally identify “forward-looking statements,” which speak only as of the date the statements were made. The matters discussed in these forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those projected, anticipated or implied in the forward-looking statements. In particular, information included under “Prospectus Summary,” “Risk Factors,” “Unaudited Pro Forma Financial Data,” “Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other sections of this prospectus contain forward-looking statements. Where, in any forward-looking statement, an expectation or belief as to future results or events is expressed, such expectation or belief is based on the current plans and expectations of our management and expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. Whether any such forward-looking statements are in fact achieved will depend on future events, some of which are beyond our control. Except as may be required by law, we undertake no obligation to modify or revise any forward-looking statements to reflect new information, events or circumstances occurring after the date of this prospectus. Factors, risks, trends and uncertainties that could cause actual results or events to differ materially from those anticipated include the matters described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in addition to the following other factors, risks, trends and uncertainties:

•	changes in the source and intensity of competition in our market;

•	weakening general economic conditions, especially as they may affect home sales, unemployment and consumer confidence or spending levels;

•	our ability to successfully implement our business strategies;

•	our ability to attract, retain and maintain positive relations with third-party contractors and vendors;

•	adverse credit and financial markets impeding access and leading to increased financing costs;

•	adverse weather conditions;

•	our ability to attract and retain key personnel;

•	our dependence on labor availability, third-party vendors and third-party component suppliers;

•	compliance with, or violation of, laws and regulations, including consumer protection laws, increasing our legal and regulatory expenses;

•	adverse outcomes in litigation or other legal proceedings;

•	increases in tariffs or changes to import/export regulations;

•	cyber security breaches, disruptions or failures in our information technology systems and our failure to protect the security of personal information about our customers;

•	increases in appliances, parts and system prices, fuel prices and other operating costs;

•	our ability to protect our intellectual property and other material proprietary rights;

•	negative reputational and financial impacts resulting from future acquisitions or strategic transactions;

•	requirement to recognize and record impairment charges;

•	failure to maintain our strategic relationships with the real estate brokerages and agents that comprise our real estate customer acquisition channel;

•	failure of our marketing efforts to be successful or cost-effective;

•	third-party use of our trademarks as search engine keywords to direct our potential customers to their own websites;

•	inappropriate use of social media by us or other parties to harm our reputation;
•	our limited history of operating as an independent company;

•	inability to achieve some or all of the benefits that we expected to achieve from the Spin-off;

•	tax liabilities and potential indemnification of ServiceMaster for material taxes if the distribution fails to qualify as tax-free;

•	the effects of our substantial indebtedness and the limitations contained in the agreements governing such indebtedness;

•	increases in interest rates increasing the cost of servicing our substantial indebtedness;

•	increased borrowing costs due to lowering or withdrawal of the ratings, outlook or watch assigned to us, our debt securities or our Credit Facilities;

•	our ability to generate the significant amount of cash needed to fund our operations and service our debt obligations; and

•	other factors described in this prospectus and from time to time in documents that we file with the SEC.

You should read this prospectus, and any accompanying prospectus supplement, completely and with the understanding that actual future results may be materially different from expectations. All forward-looking statements made in this prospectus and any accompanying prospectus supplement are qualified by these cautionary statements. These forward-looking statements are made only as of the date of this prospectus, and we do not undertake any obligation, other than as may be required by law, to update or revise any forward-looking or cautionary statements to reflect changes in assumptions, the occurrence of events, unanticipated or otherwise, and changes in future operating results over time or otherwise.

Comparisons of results for current and any prior periods are not intended to express any future trends, or indications of future performance, unless expressed as such, and should only be viewed as historical data.

USE OF PROCEEDS

All shares of our common stock sold pursuant to this prospectus will be offered and sold by the selling stockholder. We will not receive any proceeds from such sales.

DIVIDEND POLICY

We currently expect to retain all available funds and any future earnings for use in the operation and expansion of our business. We do not currently anticipate paying dividends on our common stock following this offering. Any declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors and will depend on many factors, including our financial condition, earnings, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends and other considerations that our board of directors deems relevant. The terms of our indebtedness restrict us from paying dividends, or may restrict our subsidiaries from paying dividends to us. Under Delaware law, dividends may be payable only out of surplus, which is net assets minus liabilities and capital, or, if we have no surplus, out of our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. See “Description of Material Indebtedness” and “Description of Capital Stock—Common Stock.”

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2018. This table should be read in conjunction with the “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Material Indebtedness” sections of this prospectus and our audited consolidated and combined financial statements and notes thereto included elsewhere in this prospectus.

(In millions)	As of December 31, 2018
Cash and cash equivalents	$296
Marketable securities	9

Total	$305

Capitalization:
Debt:
Term loan(1)(2)	$639
Senior unsecured notes(1)(3)	344
Other	1
Revolving credit facility(1)	—

Total debt	$984

Equity:
Common stock ($0.01 par value per share); 2,000,000,000 shares authorized, 84,545,152 shares issued and outstanding	$1
Additional paid-in capital	1
Accumulated deficit	(336)
Accumulated other comprehensive income (loss)	(9)

Total equity (deficit)	$(344)

Total capitalization	$640

(1)

In connection with the separation and distribution, we incurred long-term debt consisting of $350 million in aggregate principal amount of senior unsecured notes and $650 million in aggregate principal amount of senior secured term loans. We also entered into a senior secured revolving credit facility with commitments in aggregate principal amount of $250 million to be available for general corporate purposes, including working capital needs and acquisitions. As of December 31, 2018, there were no letters of credit outstanding and there was $250 million of available borrowing capacity under the Revolving Credit Facility.

(2)	Presented net of $8 million in unamortized debt issuance costs and $2 million in unamortized original issue discount paid.
(3)	Presented net of $6 million in unamortized debt issuance costs.

SELECTED HISTORICAL FINANCIAL DATA

Set forth below are our selected historical financial data for each of the five years ended December 31, 2018, 2017, 2016, 2015 and 2014. The selected operating data for the years ended December 31, 2018, 2017 and 2016 and balance sheet data as of December 31, 2018 and 2017 were derived from our audited historical financial statements, which are included elsewhere in this prospectus. The selected operating data for the year ended December 31, 2015 and balance sheet data as of December 31, 2016 were derived from our audited historical combined financial statements, which are not included in this prospectus. The selected operating data for the year ended December 31, 2014 and balance sheet data as of December 31, 2015 and 2014 are unaudited and are derived from the financial records of ServiceMaster, which are not included in this prospectus. The results of operations for any period are not necessarily indicative of the results to be expected for any future period.

The selected historical financial data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Financial Data” and the historical financial statements and the notes thereto included elsewhere in this prospectus. The selected historical financial data for periods prior to the Spin-off reflects our results as historically operated as a part of ServiceMaster, and these results may not be indicative of our future performance as a stand-alone company following the separation and distribution.

	Year Ended December 31,
(In millions, except per share data)	2018	2017	2016	2015	2014
Operating Results:
Revenue	$1,258	$1,157	$1,020	$917	$828
Cost of services rendered	686	589	526	467	401
Gross Profit	572	567	494	449	427
Selling and administrative expenses	338	312	286	256	254
Impairment of software and other related costs(1)	—	—	—	—	47
Restructuring charges(2)	3	7	3	—	1
Spin-off charges(3)	24	13	—	—	—
Interest expense(4)	23	1	—	—	—
Income before Income Taxes	166	220	196	189	120
Net Income	125	160	124	120	74
Earnings Per Share
Basic	$1.47	$1.90	$1.47	$1.42	$0.88
Diluted	$1.47	$1.90	$1.47	$1.42	$0.88
Number of Shares Used in Calculating Earnings Per Share (in millions)(5)
Basic	84.5	84.5	84.5	84.5	84.5
Diluted	84.7	84.5	84.5	84.5	84.5
Financial Position (as of period end):
Total assets(6)	$1,041	$1,416	$1,276	$1,136	$1,063
Total long-term debt	984	9	14	1	1
Total (deficit) equity	(344)	661	560	518	498
Cash Flow Data:
Net cash provided from operating activities	$189	$194	$155	$135	$142
Net cash (used for) provided from investing activities	(10)	(11)	(55)	19	(2)
Net cash used for financing activities	(165)	(68)	(88)	(100)	(85)
Other Non-GAAP Financial Data:
Adjusted EBITDA(7)	$238	$259	$218	$205	$179
Adjusted EBITDA Margin(8)	18.9%	22.4%	21.4%	22.4%	21.6%
Free Cash Flow(9)	$163	$179	$144	$127	$131

(1)	Represents the impairment of software relating to our decision to abandon our efforts to deploy a new operating system.

(2)

For the year ended December 31, 2018, restructuring charges comprised $2 million of non-personnel charges primarily related to the relocation to our corporate headquarters and $1 million of severance costs, which primarily represent an allocation of severance costs related to actions taken to enhance capabilities and reduce costs in ServiceMaster’s corporate functions that provided company-wide administrative services to support operations.

For the year ended December 31, 2017, restructuring charges comprised $5 million of severance costs, which primarily represent an allocation of severance costs and stock-based compensation expense as part of the severance agreement with ServiceMaster’s former CEO and CFO, and allocations of $1 million of lease termination costs and $1 million of asset write-off and other costs related to the relocation to our corporate headquarters.

For the year ended December 31, 2016, restructuring charges comprised $1 million of severance and other costs related to an initiative to enhance capabilities and reduce costs in ServiceMaster’s headquarters functions that provided administrative services for our operations, $1 million of lease termination and other costs related to the decision to consolidate the stand-alone operations of HSA, acquired in February 2014, with those of the American Home Shield business and $1 million of charges related to the disposal of certain HSA property and equipment.

For the year ended December 31, 2014, restructuring charges are principally comprised of severance and other costs related to an initiative to enhance capabilities and reduce costs in ServiceMaster’s headquarters functions that provided administrative services for our operations.

(3)

For the year ended December 31, 2018, Spin-off charges primarily comprised $19 million of third-party consulting fees and $5 million of other incremental costs related to the Spin-off. For the year ended December 31, 2017, Spin-off charges primarily comprised $12 million of third-party consulting fees and $1 million of other incremental costs related to the Spin-off.

(4)

For the year ended December 31, 2018, reflects interest expense primarily related to our August 2018 financing transactions described in Note 13 to the audited consolidated and combined financial statements included elsewhere in this prospectus. Interest expense on ServiceMaster’s debt has not been allocated to us for periods prior to the Spin-off since we were not the obligor of the debt.

(5)

At the date of distribution, we had 84,515,619 shares of common stock outstanding. The calculation of both basic and diluted earnings per share for all periods presented prior to the Spin-off utilizes the common stock at the date of distribution as the basis for the calculation of weighted-average common stock outstanding, because at that time we did not operate as a separate, stand-alone entity, and no equity-based awards were outstanding prior to the date of distribution.

(6)

Reflects the adoption of ASC 606 in 2018. Prior to adoption of ASC 606, receivables and deferred revenue were recorded based on the total amount due from the customer. Receivables were reduced as amounts were paid, and deferred revenue was amortized over the life of the contract. Following the adoption of ASC 606, only the portion of the contract that is due in the current month is recorded within receivables. For further information, see Note 3 to the audited consolidated and combined financial statements included elsewhere in this prospectus.

(7)	For our definition of Adjusted EBITDA, see “Prospectus Summary—Summary Historical and Unaudited Pro Forma Financial Data.”

The following table reconciles net income, which we consider to be the most directly comparable U.S. GAAP financial measure, to Adjusted EBITDA for the periods presented:

	Year Ended December 31,
(In millions)	2018	2017	2016	2015	2014
Net Income	$125	160	124	120	74
Depreciation and amortization expense	21	17	13	9	9
Restructuring charges(a)	3	7	3	—	1
Spin-off charges(b)	24	13	—	—	—
Provision for income taxes	42	60	71	69	46
Non-cash stock-based compensation expense(c)	4	4	4	4	3
Affiliate royalty expense(d)	1	2	2	1	1
Interest expense	23	1	—	—	—
Interest income from affiliate(e)	(2)	(3)	(2)	—	—
Non-cash impairment of software and other related costs(f)	—	—	—	—	47
(Gain) loss on insured home service plan claims(g)	(2)	(1)	1	—	(3)
Other	—	—	1	1	—

Adjusted EBITDA:	$238	$259	$218	$205	$179

(a)

For the year ended December 31, 2018, restructuring charges comprised $2 million of non-personnel charges primarily related to the relocation to our corporate headquarters and $1 million of severance costs, which primarily represent an allocation of severance costs related to actions taken to enhance capabilities and reduce costs in ServiceMaster’s corporate functions that provided company-wide administrative services to support operations.

For the year ended December 31, 2017, restructuring charges comprised $5 million of severance costs which primarily represent an allocation of severance costs and stock based compensation expense as part of the severance agreement with ServiceMaster’s former CEO and CFO, and allocations of $1 million of lease termination costs and $1 million of asset write-off and other costs related to the relocation to our corporate headquarters.

For the year ended December 31, 2016, restructuring charges comprised $1 million of severance and other costs related to an initiative to enhance capabilities and reduce costs in ServiceMaster’s headquarters functions that provided administrative services for our operations, $1 million of lease termination and other costs related to the decision to consolidate the stand-alone operations of HSA, acquired in February 2014, with those of the American Home Shield business and $1 million of charges related to the disposal of certain HSA property and equipment.

For the year ended December 31, 2014, restructuring charges are principally comprised of severance and other costs related to an initiative to enhance capabilities and reduce costs in ServiceMaster’s headquarters functions that provided administrative services for our operations. We exclude restructuring charges from Adjusted EBITDA because we believe they do not reflect our ongoing operations and because we believe doing so is useful to investors in aiding period-to-period comparability.

(b)

For the year ended December 31, 2018, Spin-off charges primarily comprised $19 million of third-party consulting fees and $5 million of other incremental costs related to the Spin-off. For the year ended December 31, 2017, Spin-off charges primarily comprised $12 million of third-party consulting fees and $1 million of other incremental costs related to the Spin-off. We exclude Spin-off charges from Adjusted EBITDA because we believe they do not reflect our ongoing operations and because we believe doing so is useful to investors in aiding period-to-period comparability.

(c)	Represents the non-cash expense of our equity-based compensation. We exclude this expense from Adjusted EBITDA primarily because it is a non-cash expense and because it is not used by management to assess ongoing operational performance. We believe excluding this expense from Adjusted EBITDA is useful to investors in aiding period-to-period comparability.

(d)

Represents royalty expense with ServiceMaster for the use of its trade names. We exclude royalty expense with an affiliate from Adjusted EBITDA because it is not used by management to assess ongoing operational performance and because it does not reflect our core ongoing operations. The trademark license agreement with ServiceMaster was terminated in connection with the Spin-off, and we will not incur these expenses in future periods.

(e)

Represents interest earned on interest-bearing related party notes receivable included within Net parent investment included in the consolidated and combined statements of financial position included elsewhere in this prospectus. We exclude interest income from related party receivables from Adjusted EBITDA because we believe it does not reflect our ongoing operations and because we believe doing so is useful to investors in aiding period-to-period comparability. These notes were settled concurrently with the consummation of the Spin-off.

(f)

Represents the impairment of software and other related costs. We exclude non-cash impairments from Adjusted EBITDA because we believe doing so is useful to investors in aiding period-to-period comparability.

(g)

Represents gain or loss on an arrangement with a captive insurance affiliate of our former parent whereby certain American Home Shield home service plan claims were insured prior to the Spin-off. We exclude the gain or loss on these insured home service plan claims because it is not used by management to assess ongoing operational performance and because it does not reflect our core ongoing operations. Our relationship with this captive insurance affiliate was terminated in connection with the Spin-off.

(8)	Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of revenue.

(9)	For our definition of Free Cash Flow, see “Prospectus Summary—Summary Historical and Unaudited Pro Forma Financial Data.”

The following table reconciles net cash provided from operating activities, which we consider to be the most directly comparable U.S. GAAP measure, to Free Cash Flow using data derived from our audited consolidated and combined financial statements for the periods presented:

	Year Ended December 31,
(In millions)	2018	2017	2016	2015	2014
Net cash provided from operating activities	$189	$194	$155	$135	$142
Property additions	(27)	(15)	(11)	(7)	(11)

Free Cash Flow	$163	$179	$144	$127	$131

UNAUDITED PRO FORMA FINANCIAL DATA

The following unaudited pro forma statement of operations for the year ended December 31, 2018 is based on our historical financial statements. The unaudited pro forma financial data presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Material Indebtedness” and the audited consolidated and combined financial statements and corresponding notes thereto included elsewhere in this prospectus. The unaudited pro forma financial data reflect certain known impacts as a result of our separation from ServiceMaster. The unaudited pro forma financial data have been prepared giving effect to the separation and distribution as if the transaction had occurred as of January 1, 2018. The unaudited pro forma statement of operations gives effect to adjustments that are (i) directly attributable to the separation and distribution and incurrence of related indebtedness, (ii) are factually supportable and (iii) are expected to have a continuing impact on the Company.

The unaudited pro forma financial data presented below have been derived from our historical financial statements included in this prospectus. While the historical financial statements for the period prior to the Spin-off reflect the past financial results of ServiceMaster’s American Home Shield business, this pro forma data give effect to the separation of that business into an independent, publicly traded company. The pro forma adjustments to reflect the separation include:

•	the effect of our post-separation capital structure, which includes the incurrence of $1 billion in additional indebtedness, as described in this prospectus; and

•	the impact of the aforementioned adjustments on our income tax expense.

The pro forma adjustments are based on available information and assumptions that management believes are reasonable given the information that is currently available.

The costs to operate our business as an independent public entity are expected to exceed the historical allocations, including corporate and administrative charges from ServiceMaster of approximately $14 million for the year ended December 31, 2018, reflected in the accompanying financial statements presented elsewhere within this prospectus, and principally relate to areas that include, but are not limited to:

•	additional personnel including finance, accounting, compliance, tax, treasury, internal audit, information technology and legal;

•	additional fees associated with information technology services;

•	additional professional fees associated with audits, tax, legal and other services;

•	increased insurance premiums;

•	costs relating to board of directors’ fees;

•	stock market listing fees, investor relations costs and fees for preparing and distributing periodic filings with the SEC; and

•	other administrative costs and fees, including anticipated incremental executive compensation costs related to existing and new executive management.

We are currently evaluating the optimal structure of corporate functions to support the strategic objectives of our business as an independent public entity subsequent to the Spin-off. During 2018, we incurred $4 million of dis-synergies. For the full year 2019, we currently project an approximately $3 million increase in dis-synergies compared to 2018 for an annualized increase in operating cost of approximately $7 million, which we expect to then represent our normal operating costs associated with these dis-synergies.

After the separation, subject to the terms of the separation agreement, all costs and expenses related to the separation incurred by either ServiceMaster or us will be borne by the party incurring the costs and expenses, including charges incurred by us for services provided by ServiceMaster under the transition services agreement we entered into with ServiceMaster.

Subject to the terms of the separation agreement, ServiceMaster settled the majority of the nonrecurring third-party costs and expenses related to the separation and incurred by us or ServiceMaster prior to the separation date. Such nonrecurring amounts included costs to separate and/or duplicate information technology systems, investment banker fees, outside legal and accounting fees, debt issuance and other similar costs. Approximately $24 million of costs related to the separation have been incurred by us for the year ended December 31, 2018. These costs are included within Spin-off charges in the statement of operations and comprehensive income in the audited consolidated and combined financial statements. In addition, incremental capital expenditures required to effect the Spin-off in 2018 were $15 million in the aggregate, principally reflecting costs to replicate information technology systems historically shared with ServiceMaster. We expect to incur less than $1 million of Spin-off charges in 2019, which will primarily include costs related to services provided under the transition services agreement.

The unaudited pro forma statement of operations is for illustrative and informational purposes only and is not intended to represent or be indicative of what our results of operations would have been had we operated historically as a company independent of ServiceMaster or if the separation and the distribution had occurred on the dates indicated. The unaudited pro forma statement of operations also should not be considered representative of our future results of operations.

frontdoor, inc.

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

For the Year Ended December 31, 2018

(In millions, except per share data)

	Historical	Pro Forma Adjustments				Pro Forma
Revenue	$1,258	$				$1,258
Cost of services rendered	686					686

Gross Profit	572					572
Selling and administrative expenses	338					338
Depreciation expense	12					12
Amortization expense	8					8
Restructuring charges	3					3
Spin-off charges	24					24
Affiliate royalty expense	1					1
Interest expense	23		35	(A	)	58
Interest income from affiliate	(2)					(2)
Interest and net investment income	(2)					(2)
Other	—					—

Income before Income Taxes	166		(35)			131
Provision for income taxes	42		(9)	(B	)	33

Net Income	$125		$(27)			$98

Earnings Per Share:
Basic	$1.47					$1.16
Diluted	$1.47					$1.16
Weighted-average Common Shares Outstanding:
Basic	84.5					84.5
Diluted	84.7					84.7

See the accompanying Notes to Unaudited Pro Forma Financial Data, which are an integral part of the financial statements.

NOTES TO UNAUDITED PRO FORMA FINANCIAL DATA

For further information regarding our historical financial statements, refer to the financial statements and the notes thereto included elsewhere in this prospectus. The unaudited pro forma statement of operations for the year ended December 31, 2018 includes adjustments related to the following:

(A)

Reflects interest expense related to the $650 million Term Loan Facility and $350 million of 2026 Notes and the amortization of the capitalized debt issuance costs and discount paid on issuance of debt. Interest expense on the Term Loan Facility was computed based on LIBOR (estimated at 2.25 percent) plus a margin of 2.50 percent per annum. Interest expense on the 2026 Notes was computed based on a fixed rate of 6.750 percent per annum. See “Description of Material Indebtedness.”

(B)

For purposes of our unaudited pro forma statement of operations, our provision for income taxes has been prepared as if we filed income tax returns on a stand-alone basis separate from ServiceMaster. As an independent, publicly traded company, our effective tax rate may differ significantly from those in the historical periods. Tax expense was calculated at an effective tax rate of 25.1 percent applied to the related pre-tax pro forma adjustments. This rate reflects federal and state tax impacts, taking into consideration the nature of the adjustment.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following information should be read in conjunction with the audited consolidated and combined financial statements and related notes and the unaudited pro forma financial data and corresponding notes included elsewhere in this prospectus. The following discussion may contain forward-looking statements that reflect our plans, estimates and beliefs. The cautionary statements discussed in “Special Note Regarding Forward-Looking Statements” and elsewhere in this prospectus should be read as applying to all forward-looking statements wherever they appear in this prospectus. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include those factors discussed below and elsewhere in this prospectus, particularly in “Special Note Regarding Forward-Looking Statements” and “Risk Factors.”

Overview

Frontdoor is the largest provider of home service plans in the United States, as measured by revenue, and operates under the American Home Shield, HSA, OneGuard and Landmark brands. Our home service plans help our customers maintain their homes and protect against costly and unexpected breakdowns of essential home systems and appliances. Our home service plan customers subscribe to a yearly service plan agreement that covers the repair or replacement of major components of up to 21 home systems and appliances, including electrical, plumbing, central HVAC systems, water heaters, refrigerators, dishwashers and ranges/ovens/cooktops. We serve over two million customers annually across all 50 states and the District of Columbia.

For the year ended December 31, 2018, we generated revenue, net income and Adjusted EBITDA of $1,258 million, $125 million, and $238 million, respectively. For the year ended December 31, 2017, we generated revenue, net income and Adjusted EBITDA of $1,157 million, $160 million, and $259 million, respectively. For the year ended December 31, 2016, we generated revenue, net income and Adjusted EBITDA of $1,020 million, $124 million, and $218 million, respectively.

For the year ended December 31, 2018, our total operating revenue included 66 percent of revenue derived from existing customer renewals, while 21 percent and 12 percent were derived from new unit sales made in conjunction with existing home resale transactions and direct-to-consumer sales, respectively, and one percent was derived from other revenue streams, principally cancellation fees. For the year ended December 31, 2017, our total operating revenue included 66 percent of revenue derived from existing customer renewals, while 22 percent and 12 percent were derived from new unit sales made in conjunction with existing home resale transactions and direct-to-consumer sales, respectively. For the year ended December 31, 2016, our total operating revenue included 66 percent of revenue derived from existing customer renewals, while 20 percent and 14 percent were derived from new unit sales made in conjunction with existing home resale transactions and direct-to-consumer sales, respectively.

The Spin-off

On July 26, 2017, ServiceMaster announced its intention to effectuate the Spin-off. The audited consolidated and combined financial statements included elsewhere in this prospectus for the periods prior to the Spin-off represent, on a historical cost basis, the combined assets, liabilities, revenue and expenses related to ServiceMaster’s businesses operated under the American Home Shield, HSA, OneGuard and Landmark brand names (the “Separated Business”). Frontdoor was formed as a wholly-owned subsidiary of ServiceMaster on January 2, 2018 for the purpose of holding the Separated Business in connection with the Spin-off. During 2018, ServiceMaster contributed the Separated Business to Frontdoor. On October 1, 2018, the Spin-off was completed by a pro rata distribution to ServiceMaster’s stockholders of approximately 80.2% of our common stock. Each holder of ServiceMaster common stock received one share of our common stock for every two shares of ServiceMaster common stock held at the close of business on September 14, 2018, the record date of the distribution. The Spin-off was completed pursuant to a separation and distribution agreement and other agreements with ServiceMaster related to the Spin-off, including a transition services agreement, a tax matters agreement, an employee matters agreement, and a stockholders and registration rights agreement. See “Certain Relationships and Related Person Transactions” for information related to these agreements.

Our financial statements include nonrecurring costs incurred to evaluate, plan and execute the Spin-off. These costs are primarily related to third-party consulting and other incremental costs directly associated with the Spin-off process. Our results for the years ended December 31, 2018 and 2017 include Spin-off charges of $24 million and $13 million, respectively. In addition, incremental capital expenditures required to effect the Spin-off in 2018 were $15 million, principally reflecting costs to replicate information technology systems historically shared with ServiceMaster. We expect to incur less than $1 million of Spin-off charges in 2019, which will primarily include costs related to services provided under the transition services agreement.

The Spin-off has resulted in increased operating costs, which could be material to our results of operations. These increased costs are primarily associated with corporate functions such as finance, legal, information technology and human resources. We are currently evaluating the optimal structure of corporate functions to support the strategic objectives of our business as an independent public entity subsequent to the Spin-off. During 2018, we incurred $4 million of dis-synergies. For the full year 2019, we currently project an approximately $3 million increase in dis-synergies compared to 2018 for an annualized increase in operating costs of approximately $7 million, which we expect to then represent our normal operating costs associated with these dis-synergies.

Our financial position, results of operations and cash flows may not be indicative of our condition had we been a separate stand-alone entity during the periods presented, nor are the results stated herein necessarily indicative of our financial position, results of operations and cash flows had we operated as a separate, independent company during the periods presented. The audited consolidated and combined financial statements included elsewhere in this prospectus for periods prior to the Spin-off do not reflect any changes that occurred in our financing and operations as a result of the Spin-off.

The audited consolidated and combined financial statements included elsewhere in prospectus for periods prior to the Spin-off include all revenues, costs, assets and liabilities directly attributable to us. ServiceMaster’s debt and corresponding interest expense have not been allocated to us for periods prior to the Spin-off since we were not the obligor of the debt. The audited consolidated and combined financial statements of operations and comprehensive income include allocations of certain costs from ServiceMaster incurred on our behalf. Such corporate-level costs are being allocated to us using methods based on proportionate formulas such as revenue, headcount, and others. Such corporate costs include costs pertaining to: accounting and finance, legal, human resources, information technology, insurance, marketing, tax services, procurement services and other costs. We consider the expense allocation methodology and results to be reasonable for all periods presented. However, these allocations may not be indicative of the actual level of expense that we would have incurred if we had operated as a separate stand-alone, publicly traded company during the periods presented nor are these costs necessarily indicative of costs we may incur in the future.

Key Factors and Trends Affecting Our Results of Operations

Macroeconomic Conditions

Macroeconomic conditions that may affect customer spending patterns, and thereby our results of operations, include home sales, consumer confidence and employment rates. We believe our ability to acquire customers through the DTC channel mitigates the effect of a downturn in the real estate market, while our nationwide presence limits the risk of poor economic conditions in any particular geography.

Seasonality

Our business is subject to seasonal fluctuations, which drives variations in our revenue, net income and Adjusted EBITDA for interim periods. Seasonal fluctuations are primarily driven by a higher number of central HVAC orders in the summer months. In 2018, approximately 20 percent, 28 percent, 30 percent and 22 percent of our revenue, approximately 11 percent, 36 percent, 40 percent and 13 percent of our net income, and approximately 13 percent, 31 percent, 36 percent and 20 percent of our Adjusted EBITDA was recognized in the first, second, third and fourth quarters, respectively.

Effect of Weather Conditions

The demand for our services, and our results of operations, are affected by weather conditions. Extreme temperatures can lead to an increase in service requests related to home systems, particularly central HVAC systems, resulting in higher claim frequency and costs and lower profitability. For example, we experienced an increase in contract claims cost driven by a higher number of central HVAC work orders as a result of colder winter temperatures in the first quarter of 2018 and higher summer temperatures in the second and third quarters of 2018 as compared to historical averages. Weather conditions that have a potentially favorable impact to our business include mild winters or summers, which can lead to lower home systems claim frequency.

While weather variations as described above may affect our business, major weather events and other Acts of God, such as hurricanes and tornadoes, typically do not increase our obligations to provide service. As a rule, repairs associated with such isolated events are addressed by homeowners’ and other forms of insurance as opposed to home service plans that we offer, and such insurance coverage in fact reduces our obligations to provide service to systems and appliances damaged by insured, catastrophic events.

Tariff and Import/Export Regulations

Changes in U.S. tariff and import/export regulations may impact the costs of home systems, appliances and repair parts. Import duties or restrictions on components and raw materials that are imposed, or the perception that they could occur, may materially and adversely affect our business by increasing our costs. For example, rising costs due to blanket tariffs on imported steel and aluminum could increase the costs of our home systems, appliances and repair parts.

Competition

We compete in the home service plan industry and the broader U.S. home services market. The home service plan industry is a highly competitive industry. The principal methods of competition, and by which we differentiate ourselves from our competitors, are quality and speed of service, contract offerings, brand awareness and reputation, customer satisfaction, pricing and promotions, contractor network and referrals.

Acquisition Activity

We have a track record of sourcing and purchasing targets at attractive prices and successfully integrating them into our business, including the acquisitions of OneGuard and Landmark in 2016. We anticipate that the highly fragmented nature of the home service plan industry will continue to create opportunities for further consolidation. We use acquisitions to cost-effectively grow our home service plan contract count and deepen our customer base in high-growth geographies and may consider strategic acquisitions that will expand our reach into the home services market.

Non-GAAP Financial Measures

To supplement our results presented in accordance with U.S. GAAP, we have disclosed non-GAAP financial measures of operating results that exclude or adjust certain items. We present within this

“Management’s Discussion and Analysis of Financial Condition and Results of Operations” section the non-GAAP financial measure of Adjusted EBITDA. See “Prospectus Summary—Summary Historical and Unaudited Pro Forma Financial Data” and “Selected Historical Financial Data” for a reconciliation of net income to Adjusted EBITDA. Management believes this non-GAAP financial measure provides useful information for its and investors’ evaluation of our business performance and is useful for period-over-period comparisons of the performance of our business. While we believe this non-GAAP financial measure is useful in evaluating our business, it should be considered as supplemental in nature and is not meant to be considered in isolation or as a substitute for the related financial information prepared in accordance with U.S. GAAP. In addition, this non-GAAP financial measure may not be the same as similarly entitled measures reported by other companies.

U.S. Federal Income Tax Reform

On December 22, 2017, U.S. Tax Reform was signed into law. This legislation included numerous changes to existing tax law, including a reduction in the federal corporate income tax rate from 35 percent to 21 percent, which has reduced our effective tax rate and cash tax payments, beginning in 2018. The rate reduction took effect on January 1, 2018; however, U.S. Tax Reform was signed in 2017 and had an immediate one-time effect of an income tax benefit of $20 million for the year ended December 31, 2017. See Note 5 to the audited consolidated and combined financial statements included elsewhere in this prospectus for more details.

Key Business Metrics

We focus on a variety of indicators and key operating and financial metrics to monitor the financial condition, performance and cash flows of the continuing operations of our business. These metrics include:

•	revenue,

•	operating expenses,

•	net income,

•	earnings per share,

•	Adjusted EBITDA,

•	net cash provided from operating activities,

•	Free Cash Flow,

•	customer retention rate, and

•	growth in number of home service plans.

Revenue. Home service plan contracts are typically one year in duration. We recognize revenue at the agreed upon contractual amount over time using the input method in proportion to the costs expected to be incurred in performing services under the contracts. Our revenue is primarily a function of the volume and pricing of the services provided to our customers, as well as the mix of services provided. Our revenue volume is impacted by new unit sales, customer retention and acquisitions. We derive all of our revenue from customers in the United States.

Operating Expenses. In addition to changes in our revenue, our operating results are affected by, among other things, the level of our operating expenses. Our operating expenses primarily include contract claims costs and expenses associated with sales and marketing, customer service and general corporate overhead. A number of our operating expenses are subject to inflationary pressures, such as: wages and salaries, employee benefits and health care; contractor costs; home systems, appliances and repair costs; tariffs; insurance premiums; and various regulatory compliance costs.

Net Income and Earnings Per Share. The presentation of net income and basic and diluted earnings per share provides measures of performance which are useful for investors, analysts and other interested parties in company-to-company operating performance comparisons. Basic earnings per share is computed by dividing net income by the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per share is computed by dividing net income by the weighted-average number of shares of common stock outstanding during the period, increased to include the number of shares of common stock that would have been outstanding had potentially dilutive shares of common stock been issued. The dilutive effect of stock options and restricted stock units are reflected in diluted net income per share by applying the treasury stock method.

Adjusted EBITDA. We evaluate performance and allocate resources based primarily on Adjusted EBITDA, which is a financial measure not calculated in accordance with U.S. GAAP. We define Adjusted EBITDA as net income before: provision for income taxes; interest expense; interest income from affiliate; depreciation and amortization expense; non-cash stock-based compensation expense; restructuring charges; Spin-off charges; affiliate royalty expense; (gain) loss on insured home service plan claims; and other non-operating expenses. We believe Adjusted EBITDA is useful for investors, analysts and other interested parties as it facilitates company-to-company operating performance comparisons by excluding potential differences caused by variations in capital structures, taxation, the age and book depreciation of facilities and equipment, restructuring initiatives, Spin-off charges, arrangements with affiliates and equity-based, long-term incentive plans.

Net Cash Provided from Operating Activities and Free Cash Flow. We focus on measures designed to monitor cash flow, including net cash provided from operating activities and Free Cash Flow, which is a financial measure not calculated in accordance with U.S. GAAP and represents net cash provided from operating activities less property additions.

Customer Retention Rate and Growth in Number of Home Service Plans. We report our customer retention rate and growth in number of home service plans in order to track the performance of our business. Home service plans represent our recurring customer base, which includes customers with active contracts for recurring services. Our customer retention rate is calculated as the ratio of ending home service plans to the sum of beginning home service plans, new unit sales and acquired accounts for the applicable period. These measures are presented on a rolling, 12-month basis in order to avoid seasonal anomalies.

Critical Accounting Policies and Estimates

This Management’s Discussion and Analysis of Financial Condition and Results of Operations is based upon our audited consolidated and combined financial statements included elsewhere in this prospectus, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates and judgments, including those related to revenue recognition, contract claims costs, the impairment analysis for goodwill and other indefinite-lived intangible assets, share-based compensation, income taxes, tax contingencies and litigation. We base our estimates on historical experience and on various other factors and assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

We believe the following accounting policies are most important to the portrayal of our financial condition and results of operations and require our most significant judgments and estimates.

Revenue Recognition

Home service plan contracts are typically one year in duration. We recognize revenue at the agreed upon contractual amount over time using the input method in proportion to the costs expected to be incurred in performing services under the contracts. Those costs bear a direct relationship to the fulfillment of our obligations under the contracts and are representative of the relative value provided to the customer (proportional performance method).

At contract inception, we assess the goods and services promised in our contracts with customers and identify a performance obligation for each promise to transfer to the customer a good or service (or a bundle of goods and services) that is distinct. To identify the performance obligation, we consider all of the goods and services promised in the contract regardless of whether they are explicitly stated or are implied by customary business practices.

Home Service Plan Claims Accruals

Home service plan claims costs are expensed as incurred. Accruals for home service plan claims are made based on our claims experience and actuarial projections. Accruals are established based on estimates of the ultimate cost to settle claims. Home service plan claims take about three months to settle, on average, and substantially all claims are settled within six months of incurrence. The amount of time required to settle a claim can vary based on a number of factors, including whether a replacement is ultimately required. Our actuary performs an accrual analysis utilizing generally accepted actuarial methods that incorporate cumulative historical claims experience and information provided by us. We regularly review our estimates of claims costs and adjust the estimates when appropriate. We believe the use of actuarial methods to account for these liabilities provides a consistent and effective way to measure these highly judgmental accruals. However, the use of any estimation technique in this area is inherently sensitive given the magnitude of claims involved. We believe our recorded obligations for these expenses are consistently measured. Nevertheless, changes in claims costs can materially affect the estimates for these liabilities.

Corporate Expense Allocation

Our audited consolidated and combined financial statements included elsewhere in this prospectus include transactions with ServiceMaster for services (such as executive functions, information systems, accounting and finance, human resources, and legal and general corporate expenses) that were provided to us by the centralized ServiceMaster organization. Corporate level items also include personnel-related expenses of corporate employees (such as salaries, insurance coverage, stock-based compensation costs, etc.). Throughout the periods prior to the Spin-off covered by the financial statements, the costs of such functions, services and items have been directly charged or allocated to us using methods management believes are reasonable. The methods for allocating functions, services, and items to us are based on proportional allocation bases which include revenue, headcount and others. All such costs have been deemed to have been incurred and settled in the period where the costs were recorded.

Income Taxes

For purposes of our audited consolidated and combined financial statements included elsewhere in this prospectus, for periods prior to the Spin-off our taxes are provided for on a “separate return” basis, although our operations for the period prior to the completion of the Spin-off have historically been included in the tax returns filed by ServiceMaster. Income taxes as presented therein allocate current and deferred income taxes of the business to us in a manner that is systematic, rational, and consistent with the asset and liability method prescribed by ASC 740. Accordingly, as stated in paragraph 30 of ASC 740, the sum of the amounts allocated to the carve-out tax provisions may not equal the historical consolidated provision for us. Under the separate return method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. Valuation allowances are established when management determines that it is more likely than not that some portion, or all, of the deferred tax asset will not be realized. The financial effect of changes in tax laws or rates is accounted for in the period of enactment. The settlement of tax obligations is assumed in the period incurred and included in net parent investment for periods prior to the completion of the Spin-off.

On October 1, 2018 Frontdoor and its subsidiaries began filing consolidated U.S. federal income tax returns. State and local returns are filed both on a separate company basis and on a combined unitary basis with Frontdoor. Current and deferred income taxes are provided for on a separate company basis. We account for income taxes using an asset and liability approach for the expected future tax consequences of events that have been recognized in our financial statements or tax returns.

We record a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in tax returns. We recognize potential interest and penalties related to its uncertain tax positions in income tax expense.

Goodwill and Intangible Assets

In accordance with applicable accounting standards, goodwill and indefinite-lived intangible assets are not amortized and are subject to assessment for impairment by applying a fair-value based test on an annual basis or more frequently if circumstances indicate a potential impairment. An assessment for impairment is performed on October 1 of every year. There were no goodwill or trade name impairment charges recorded during the years ended December 31, 2018, 2017 or 2016.

Newly Issued Accounting Standards

New accounting rules and disclosure requirements can significantly impact our reported results and the comparability of our financial statements. See Note 2 to the audited consolidated and combined financial statements included elsewhere in this prospectus for further information on newly issued accounting standards.

Results of Operations

For the Years Ended December 31, 2018 and 2017

	Year Ended December 31,		Increase (Decrease)	% of Revenue
(In millions)	2018	2017	2018 vs. 2017	2018	2017
Revenue	$1,258	$1,157	9%	100%	100%
Cost of services rendered	686	589	16	55	51

Gross profit	572	567	1	45	49
Selling and administrative expenses	338	312	9	27	27
Depreciation expense	12	9	*	1	1
Amortization expense	8	8	*	1	1
Restructuring charges	3	7	*	—	1
Spin-off charges	24	13	*	2	1
Affiliate royalty expense	1	2	*	—	—
Interest expense	23	1	*	2	—
Interest income from affiliate	(2)	(3)	*	—	—
Interest and net investment income	(2)	(2)	*	—	—

Income before Income Taxes	166	220	(24)	13	19

Provision for income taxes	42	60	(30)	3	5

Net Income	$125	$160	(22)%	10%	14%

*	not meaningful

Revenue

We reported revenue of $1,258 million and $1,157 million for the years ended December 31, 2018 and 2017, respectively. Revenue by major customer acquisition channel is as follows:

	Year Ended December 31,		Growth
(In millions)	2018	2017	2018 v 2017
Renewals	$835	$759	$76	10%
Real estate	262	249	13	5
Direct-to-consumer	156	144	12	8
Other	6	5	1	*

Total revenue	$1,258	$1,157	$102	9%

*	not meaningful

Revenue increased nine percent for the year ended December 31, 2018 compared to the year ended December 31, 2017, primarily driven by higher renewal revenue due to overall growth in the number of home service plans as well as improved price realization. The increase in real estate revenue reflects improved price realization, primarily due to a mix shift to higher priced home service plan offerings. The increase in direct-to-consumer revenue reflects growth in new sales resulting from increased investments in marketing.

Growth in number of home service plans and customer retention rate are presented below.

	As of December 31,
	2018	2017
Growth in number of home service plans	6%	6%
Customer retention rate	75%	75%

Cost of Services Rendered

We reported cost of services rendered of $686 million and $589 million for the years ended December 31, 2018 and 2017, respectively. The following table provides a summary of changes in cost of services rendered:

(In millions)
Year Ended December 31, 2017	$589
Impact of change in revenue	38
Contract claims	58
Other	2
Gain on insured home service plan claims(1)	(1)

Year Ended December 31, 2018	$686

(1)

Represents the gain on an arrangement with a captive insurance affiliate of our former parent whereby certain American Home Shield home service plan claims were insured prior to the Spin-off. Our relationship with this captive insurance affiliate was terminated in connection with the Spin-off.

For the year ended December 31, 2018, the increase in contract claims includes an increase in the underlying costs of repairs totaling $23 million, particularly in the appliance and plumbing trades, as well as a higher number of work orders, primarily driven by colder winter temperatures in the first quarter and significantly warmer summer temperatures in the second and third quarters of 2018 as compared to historical averages, which increased claims costs by $17 million. Additionally, the impact of higher replacements, primarily appliances, in 2018 increased claims costs by $15 million. Results also include a net $3 million adjustment related to adverse development of prior year claims. Other includes an increase in bad debt expense of $2 million.

Selling and Administrative Expenses

For the years ended December 31, 2018 and 2017, we reported selling and administrative expenses of $338 million and $312 million, respectively, which comprised selling, marketing and customer service costs of $263 million and $245 million, respectively, and general and administrative expenses of $75 million and $67 million, respectively. The following table provides a summary of changes in selling and administrative expenses:

(In millions)
Year Ended December 31, 2017	$312
Sales and marketing costs	10
Customer service costs	8
Spin-off dis-synergies	4
Stock-based compensation expense	1
Other	4

Year Ended December 31, 2018	$338

For the year ended December 31, 2018, the increase in sales and marketing costs was driven by targeted spending to drive sales growth. The increase in customer service costs was primarily driven by incremental investments in customer care centers to deliver an improved level of customer service. Incremental ongoing costs related to the Spin-off of $4 million were incurred, which primarily related to the separation of information technology systems historically shared with ServiceMaster. Other includes an increase in professional fees of $4 million.

Depreciation Expense

Depreciation expense was $12 million and $9 million in the years ended December 31, 2018 and 2017, respectively. The increase was primarily due to additional property and equipment related to the headquarters relocation and information technology costs related to the separation, principally reflecting costs to replicate information technology systems historically shared with ServiceMaster.

Amortization Expense

Amortization expense was $8 million for each of the years ended December 31, 2018 and 2017.

Restructuring Charges

We incurred restructuring charges of $3 million and $7 million for the years ended December 31, 2018 and 2017, respectively.

In 2018, restructuring charges comprised $2 million of non-personnel charges primarily related to the relocation to our corporate headquarters and $1 million of severance costs, which primarily represent an allocation of severance costs related to actions taken to enhance capabilities and reduce costs in ServiceMaster’s corporate functions that provided company-wide administrative services to support operations.

In 2017, restructuring charges comprised $5 million of severance costs which primarily represent an allocation of severance costs and stock-based compensation expense as part of the severance agreement with ServiceMaster’s former CEO and CFO, and allocations of $1 million of lease termination costs and $1 million of asset write-off and other costs related to the relocation to our corporate headquarters.

Spin-Off Charges

We incurred Spin-off charges of $24 million and $13 million for the years ended December 31, 2018 and 2017, respectively. These charges include nonrecurring costs incurred to evaluate, plan and execute the Spin-off. In 2018, Spin-off charges primarily comprised $19 million of third-party consulting fees and $5 million of other incremental costs directly related to the Spin-off process. In 2017, Spin-off charges primarily comprised $12 million of third-party consulting fees and $1 million of other incremental costs directly related to the Spin-off process.

Affiliate Royalty Expense

Affiliate royalty expense represents royalty expense with ServiceMaster for the use of their trade names. We incurred royalty expense of $1 million and $2 million for the years ended December 31, 2018 and 2017, respectively. The decrease was due to the termination of the trademark license agreement with ServiceMaster in connection with the Spin-off. We will not incur these expenses in future periods.

Interest Expense

Interest expense was $23 million and $1 million for the years ended December 31, 2018 and 2017, respectively. The increase in interest expense was driven by our financing transactions totaling $1 billion that occurred in 2018 in connection with the Spin-off. See Note 13 to the audited consolidated and combined financial statements included elsewhere in this prospectus for more details.

Interest Income from Affiliate

Interest income from affiliate was $2 million and $3 million for the years ended December 31, 2018 and 2017, respectively, and represents interest earned on interest-bearing related party notes receivable included within Net parent investment in the audited consolidated and combined statements of financial position included elsewhere in this prospectus. These notes were settled concurrently with the consummation of the Spin-off.

Interest and Net Investment Income

Interest and net investment income was $2 million for each of the years ended December 31, 2018 and 2017 and was composed of net investment gains and interest and dividend income realized on our investment portfolio.

Provision for Income Taxes

The effective tax rate on income was 25.1 percent and 27.2 percent for the years ended December 31, 2018 and 2017, respectively. The effective tax rates on income for the years ended December 31, 2018 and 2017 were reduced primarily by the reduction in the U.S. federal corporate income tax rate from 35 percent to 21 percent. See Note 5 to the audited consolidated and combined financial statements included elsewhere in this prospectus for more details.

Our audited consolidated and combined financial statements included elsewhere in this prospectus do not reflect any amounts due to ServiceMaster for income tax related matters as it is assumed that all such amounts due to ServiceMaster were settled at the end of each reporting period.

Net Income

Our net income was $125 million and $160 million for the years ended December 31, 2018 and 2017, respectively. The $36 million decrease for the year ended December 31, 2018 was driven by the aforementioned operating results, offset, in part, by an $18 million decrease in the provision for income taxes as a result of lower pre-tax income and U.S. Tax Reform.

Adjusted EBITDA

The following table provides a summary of changes in our Adjusted EBITDA. For a reconciliation of net income to Adjusted EBITDA, see “Selected Historical Financial Data.”

(In millions)
Year Ended December 31, 2017	$259
Impact of change in revenue	64
Contract claims	(58)
Sales and marketing costs	(10)
Customer services costs	(8)
Spin-off dis-synergies	(4)
Other	(5)

Year Ended December 31, 2018	$238

For the year ended December 31, 2018, the increase in contract claims includes an increase in the underlying costs of repairs totaling $23 million, particularly in the appliance and plumbing trades, as well as a higher number of work orders, primarily driven by colder winter temperatures in the first quarter and significantly warmer summer temperatures in the second and third quarters of 2018 as compared to historical averages, which increased claims costs by $17 million. Additionally, the impact of higher replacements, primarily appliances, in 2018 increased claims costs by $15 million. Results also include a net $3 million adjustment related to adverse development of prior year claims.

For the year ended December 31, 2018, the increase in sales and marketing costs was driven by targeted spending to drive sales growth. The increase in customer service costs was primarily driven by incremental investments in customer care centers to deliver an improved level of customer service. Incremental ongoing costs related to the Spin-off of $4 million were incurred, which primarily related to the separation of information technology systems historically shared with ServiceMaster. Other primarily includes an increase in professional fees of $4 million and an increase in bad debt expense of $2 million.

For the Years Ended December 31, 2017 and 2016

	Year Ended December 31,		Increase (Decrease)	% of Revenue
(In millions)	2017	2016	2017 vs. 2016	2017	2016
Revenue	$1,157	$1,020	13%	100%	100%
Cost of services rendered	589	526	12	51	52

Gross profit	567	494	15	49	48
Selling and administrative expenses	312	286	9	27	28
Depreciation expense	9	8	13	1	1
Amortization expense	8	6	33	1	1
Restructuring charges	7	3	*	1	—
Spin-off charges	13	—	*	1	—
Affiliate royalty expense	2	2	*	—	—
Interest expense	1	—	*	—	—
Interest income from affiliate	(3)	(2)	50	—	—
Interest and net investment income	(2)	(5)	(60)	—	—
Other	—	1	*	—	—

Income before Income Taxes	220	196	12	19	19

Provision for income taxes	60	71	(15)	5	7

Net Income	$160	$124	29%	14%	12%

*	not meaningful

Revenue

We reported revenue of $1,157 million and $1,020 million for the years ended December 31, 2017 and 2016, respectively. Revenue by major customer acquisition channel is as follows:

	Year Ended December 31,		Growth
(In millions)	2017	2016	2017 v 2016
Renewals	$759	$671	$88	13%
Real estate	249	207	42	20
Direct-to-consumer	144	142	2	1
Other	5	—	5	*

Total revenue	$1,157	$1,020	$137	13%

*	not meaningful

The 2017 and 2016 revenue results reflect an increase in new unit sales, improved price realization and approximately $56 million and $22 million, respectively, as a result of the OneGuard and Landmark acquisitions in 2016.

Growth in number of home service plans and customer retention rate are presented below.

	As of December 31,
	2017(1)	2016(1)
Growth in number of home service plans	6%	15%
Customer retention rate	75%	76%

(1)

As of December 31, 2017 and 2016, excluding the impact of acquisitions, the growth in renewable home service plans was six percent and seven percent, respectively, and the customer retention rate was 76 percent and 75 percent, respectively.

Cost of Services Rendered

We reported cost of services rendered of $589 million and $526 million for the years ended December 31, 2017 and 2016, respectively. The following table provides a summary of changes in cost of services rendered:

(In millions)
Year Ended December 31, 2016	$526
Impact of change in revenue(1)	58
Contract claims	8
Gain on insured home service plan claims(2)	(3)

Year Ended December 31, 2017	$589

(1)	Includes approximately $24 million for the year ended December 31, 2017 as a result of the acquisitions of OneGuard and Landmark in 2016.
(2)	Represents the gain on an arrangement with a captive insurance affiliate of our former parent whereby certain American Home Shield home service plan claims were insured prior to the Spin-off.

For the year ended December 31, 2017, the increase in contract claims costs was primarily due to normal inflationary pressure on the underlying cost of repairs, offset, in part, by a lower number of work orders driven by cooler summer temperatures in 2017.

Selling and Administrative Expenses

For the years ended December 31, 2017 and 2016, we reported selling and administrative expenses of $312 million and $286 million, respectively, which comprised general and administrative expenses of $67 million and $68 million, respectively, and selling, marketing and customer service costs of $245 million and $218 million, respectively. The following table provides a summary of changes in selling and administrative expenses:

(In millions)
Year Ended December 31, 2016	$286
Sales and marketing costs	5
OneGuard and Landmark selling and administrative expenses	20
Customer service costs	6
Stock-based compensation expense	(1)
Other	(4)

Year Ended December 31, 2017	$312

For the year ended December 31, 2017, the increase in sales and marketing costs was driven by increased sales commissions and incremental marketing spending to drive growth. We incurred incremental selling and administrative expenses as a result of the OneGuard and Landmark acquisitions. The increase in customer service costs was due to higher labor costs resulting from an acceleration of pre-season hiring and training in preparation for the high-volume summer season and an overall increase in call center staffing levels to improve response times.

Depreciation Expense

Depreciation expense was $9 million and $8 million in the years ended December 31, 2017 and 2016, respectively. The increase in 2017 was primarily due to increased property and equipment that resulted from the acquisitions of OneGuard and Landmark in 2016.

Amortization Expense

Amortization expense was $8 million and $6 million in the years ended December 31, 2017 and 2016, respectively. The increase in 2017 was primarily due to additional amortization expense related to definite-lived intangible assets that resulted from the acquisitions of OneGuard and Landmark in 2016.

Restructuring Charges

We incurred restructuring charges of $7 million and $3 million for the years ended December 31, 2017 and 2016, respectively.

In 2017, restructuring charges comprised $5 million of severance costs which primarily represent an allocation of severance costs and stock-based compensation expense as part of the severance agreement with ServiceMaster’s former CEO and CFO, and allocations of $1 million of lease termination costs and $1 million of asset write-off and other costs related to the relocation to our corporate headquarters.

In 2016, restructuring charges comprised $1 million of severance and other costs related to an initiative to enhance capabilities and reduce costs in ServiceMaster’s headquarters functions that provided administrative services for our operations, $1 million of lease termination and other costs related to the decision to consolidate the stand-alone operations of HSA, acquired in February 2014, with those of the American Home Shield business and $1 million of charges related to the disposal of certain HSA property and equipment.

Spin-Off Charges

We incurred Spin-off charges of $13 million for the year ended December 31, 2017. These charges include nonrecurring costs incurred to evaluate, plan and execute the Spin-off and comprised $12 million of third-party consulting fees and $1 million of other incremental costs related to Spin-off process.

Affiliate Royalty Expense

Affiliate royalty expense represents royalty expense with ServiceMaster for the use of their trade names. We incurred royalty expense of $2 million for each of the years ended December 31, 2017 and 2016.

Interest Expense

Interest expense was $1 million and less than $1 million for the years ended December 31, 2017 and 2016, respectively, and represents interest expense on seller financed debt that was used to fund a portion of the acquisitions of OneGuard and Landmark as well as the interest expense on capital lease obligations.

Interest Income from Affiliate

Interest income from affiliate was $3 million and $2 million for the years ended December 31, 2017 and 2016, respectively, and represents interest earned on interest-bearing related party notes receivable included within Net parent investment in the audited consolidated and combined statements of financial position included elsewhere in this prospectus.

Interest and Net Investment Income

Interest and net investment income was $2 million and $5 million for the years ended December 31, 2017 and 2016, respectively, and was composed of net investment gains and interest and dividend income realized on our investment portfolio. The decrease in 2017 was primarily the result of sales of marketable securities that occurred in 2016.

Provision for Income Taxes

Our effective tax rate on income was 27.2 percent and 36.6 percent for the years ended December 31, 2017 and 2016, respectively. The effective tax rate on income for the year ended December 31, 2017 was favorably impacted by the remeasurement of deferred tax assets and liabilities due to the 2018 reduction to the federal tax rate. Additional information on income taxes, including our effective tax rate reconciliation and liabilities for uncertain tax positions, can be found in Note 5 to the audited consolidated and combined financial statements included elsewhere in this prospectus.

Our financial statements for periods prior to the Spin-off do not reflect any amounts due to ServiceMaster for income tax related matters as it is assumed that all such amounts due to ServiceMaster were settled on December 31 of each year.

Net Income

Our net income was $160 million and $124 million for the years ended December 31, 2017 and 2016, respectively. The $36 million increase in 2017 compared to 2016 was driven by the aforementioned operating results and an $11 million decrease in the provision for income taxes.

Adjusted EBITDA

The following table provides a summary of changes in our Adjusted EBITDA. For a reconciliation of net income to Adjusted EBITDA, see “Selected Historical Financial Data.”

(In millions)
Year Ended December 31, 2016	$218
Impact of change in revenue	79
Contract claims	(8)
Sales and marketing costs	(5)
OneGuard and Landmark selling and administrative expenses	(20)
Customer service costs	(6)
Interest and net investment income	(4)
Other	5

Year Ended December 31, 2017	$259

The increase in contract claims costs was primarily due to normal inflationary pressure on the underlying cost of repairs, offset, in part, by a lower number of work orders driven by cooler summer temperatures in 2017. The increase in sales and marketing costs was driven by increased sales commissions and incremental marketing spending to drive growth. We incurred incremental selling and administrative expenses as a result of the OneGuard and Landmark acquisitions. The increase in customer service costs was due to higher labor costs resulting from an acceleration of pre-season hiring and training in preparation for the high-volume summer season and an overall increase in call center staffing levels to improve response times. The decrease in interest and net investment income was primarily the result of sales of marketable securities that occurred in 2016.

Quarterly Operating Results (Unaudited)

Quarterly operating results for the last two years are shown in the table below.

	2018
(in millions, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Operating Revenue	$247	$355	$377	$279	$1,258
Gross Profit	113	159	176	125	572
Income before Income Taxes(1)(2)	18	60	65	23	166
Net Income(1)(2)	13	45	49	17	125
Basic earnings per share:	0.16	0.53	0.58	0.20	1.47
Diluted earnings per share:	0.16	0.53	0.58	0.20	1.47

	2017
(in millions, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Operating Revenue	$227	$326	$346	$257	$1,157
Gross Profit	106	162	179	120	567
Income before Income Taxes(1)(2)	24	76	83	37	220
Net Income(1)(2)	15	48	53	44	160
Basic earnings per share:	0.18	0.57	0.63	0.52	1.90
Diluted earnings per share:	0.18	0.57	0.63	0.52	1.90

(1)

The results include restructuring charges primarily related to an allocation of severance costs related to actions taken to enhance capabilities and reduce costs in ServiceMaster’s corporate functions that provide company-wide administrative services to support operations and non-personnel charges primarily related to the relocation of our corporate headquarters. The table below summarizes the pre-tax and after-tax restructuring charges, by quarter, for 2018 and 2017.

	2018
(in millions)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Pre-tax	$2	$—	$—	$—	$3
After-tax	$2	$—	$—	$—	$2

	2017
(in millions)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Pre-tax	$1	$—	$4	$1	$7
After-tax	$—	$—	$3	$1	$4

(2)

The results include Spin-off charges, which include nonrecurring costs incurred to evaluate, plan and execute the Spin-off and are primarily related to third-party consulting and other incremental costs directly associated with the Spin-off process. The table below summarize the pre-tax and after-tax Spin-off charges, by quarter, for 2018 and 2017.

	2018
(in millions)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Pre-tax	$7	$8	$8	$1	$24
After-tax	$6	$6	$6	$1	$19

	2017
(in millions)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Pre-tax	$—	$—	$6	$7	$13
After-tax	$—	$—	$5	$4	$9

Liquidity and Capital Resources

Liquidity

A substantial portion of our liquidity needs are due to debt service requirements on our indebtedness. The Credit Agreement, as well as the Indenture (each as defined below), contain covenants that limit or restrict our ability, including the ability of certain of our subsidiaries, to incur additional indebtedness, repurchase debt, incur liens, sell assets, make certain payments (including dividends) and enter into transactions with affiliates. As of December 31, 2018, we were in compliance with the covenants under the agreements that were in effect on such date.

Historically, the primary source of liquidity for our business has been the cash flow provided by operations which was, prior to the Spin-off, transferred to ServiceMaster to support its overall cash management strategy. Prior to the Spin-off, transfers of cash to and from ServiceMaster have been reflected in Net Parent Investment in the historical combined statements of financial position and combined statements of cash flows. ServiceMaster’s cash has not been assigned to us for any of the periods prior to the Spin-off presented in the audited consolidated and combined statements of financial position included elsewhere in this prospectus because those cash balances are not directly attributable to us.

In connection with the Spin-off, our capital structure and sources of liquidity have changed significantly from our historical capital structure. We no longer participate in cash management with ServiceMaster, but rather our ability to fund our cash needs depends on our ongoing ability to generate and raise cash in the future. Although we believe that our future cash provided from operations, together with available capacity under our Revolving Credit Facility (as defined below) and our access to capital markets, will provide adequate resources to fund our operating and financing needs, our access to, and the availability of, financing on acceptable terms in the future will be affected by many factors, including: (i) our credit rating, (ii) the liquidity of the overall capital markets and (iii) the current state of the economy. Moreover, to preserve the tax-free treatment of the Spin-off, we may not be able to engage in certain strategic or capital-raising transactions following the Spin-off, such as issuing equity securities beyond certain thresholds, which may limit our access to capital markets, ability to raise capital through equity issuances, and ability to make acquisitions using our equity as currency, potentially requiring us to issue more debt than would otherwise be optimal. There can be no assurances that we will continue to have access to capital markets on terms acceptable to us. See “Risk Factors” included elsewhere in this prospectus for a further discussion.

Cash and short- and long-term marketable securities totaled $305 million and $309 million as of December 31, 2018 and December 31, 2017, respectively. As of December 31, 2018, there were no letters of credit outstanding and there was $250 million of available borrowing capacity under the Revolving Credit Facility.

In connection with the Spin-off and effective as of October 1, 2018, the inter-company balance due to ServiceMaster of $144 million recorded in Due to Parent in the condensed combined statements of financial position at September 30, 2018 was settled in cash with ServiceMaster. Additionally, in connection with the Spin-off and effective as of October 1, 2018, ServiceMaster contributed $81 million of cash to us. The effect of these transactions was a net reduction of Cash and cash equivalents of $63 million.

Cash and short- and long-term marketable securities include balances associated with regulatory requirements in our business. See “—Limitations on Distributions and Dividends by Subsidiaries.” Our investment portfolio has been invested in high-quality debt securities. We closely monitor the performance of these investments. From time to time, we review the statutory reserve requirements to which our regulated entities are subject and any changes to such requirements. These reviews may result in identifying current reserve levels above or below minimum statutory reserve requirements, in which case we may adjust our reserves. The reviews may also identify opportunities to satisfy certain regulatory reserve requirements through alternate financial vehicles.

We may from time to time repurchase or otherwise retire or extend our debt and/or take other steps to reduce our debt or otherwise improve our financial position, results of operations or cash flows. These actions may include open market debt repurchases, negotiated repurchases, other retirements of outstanding debt and/or opportunistic refinancing of debt. The amount of debt that may be repurchased or otherwise retired or refinanced, if any, and the price of such repurchases, retirements or refinancings will depend on market conditions, trading levels of our debt, our cash position, compliance with debt covenants and other considerations.

Credit Facilities and Senior Notes

On August 16, 2018, in connection with the Spin-off, we entered into the $650 million Term Loan Facility (as defined below) and the $250 million Revolving Credit Facility and issued $350 million of our 6.750% senior notes due 2026 (the “2026 Notes”). Borrowings under the Term Loan Facility and the 2026 Notes were incurred as partial consideration for the contribution of the Separated Business to us. We did not receive any cash proceeds as a result of these transactions.

On October 24, 2018, we entered into an interest rate swap agreement effective October 31, 2018 that expires on August 16, 2025. The notional amount of the agreement was $350 million. Under the terms of the agreement, we will pay a fixed rate of interest of 3.0865% on the $350 million notional amount, and we will receive a floating rate of interest (based on one-month LIBOR, subject to a floor of zero percent) on the notional amount. Therefore, during the term of the agreement, the effective interest rate on $350 million of the Term Loan Facility is fixed at a rate of 3.0865%, plus the incremental borrowing margin of 2.50%.

Limitations on Distributions and Dividends by Subsidiaries

We depend on our subsidiaries to distribute funds to us so that we may pay obligations and expenses, including satisfying obligations with respect to indebtedness. The ability of our subsidiaries to make distributions and dividends to us depends on their operating results, cash requirements, financial condition and general business conditions, as well as restrictions under the laws of our subsidiaries’ jurisdictions.

Our subsidiaries are permitted under the terms of the Credit Agreement and other indebtedness to incur additional indebtedness that may restrict or prohibit the making of distributions, the payment of dividends or the making of loans by such subsidiaries to us.

Furthermore, there are third-party restrictions on the ability of certain of our subsidiaries to transfer funds to us. These restrictions are related to regulatory requirements. The payments of ordinary and extraordinary dividends by certain of our subsidiaries (through which we conduct our business) are subject to significant regulatory restrictions under the laws and regulations of the states in which they operate. Among other things, such laws and regulations require certain subsidiaries to maintain minimum capital and net worth requirements and may limit the amount of ordinary and extraordinary dividends and other payments that these subsidiaries can pay to us. As of December 31, 2018 and 2017, the total net assets subject to these third-party restrictions was $187 million and $169 million, respectively. We expect that such limitations will be in effect for the foreseeable future. In Texas, we are relieved of the obligation to post 75 percent of our otherwise required reserves because we operate a captive insurer approved by Texas regulators in order to satisfy such obligations. None of our subsidiaries are obligated to make funds available to us through the payment of dividends.

Cash Flows

Cash flows from operating, investing and financing activities for the years ended December 31, 2018, 2017 and 2016, as reflected in the audited consolidated and combined statements of cash flows included elsewhere in this prospectus, are summarized in the following table.

	Year Ended December 31,
(In millions)	2018	2017	2016
Net cash provided from (used for):
Operating activities	$189	$194	$155
Investing activities	(10)	(11)	(55)
Financing activities	(165)	(68)	(88)

Cash increase during the period	$14	$114	$12

Operating Activities

Net cash provided from operating activities was $189 million for the year ended December 31, 2018, compared to $194 million for the year ended December 31, 2017 and $155 million for the year ended December 31, 2016.

Net cash provided from operating activities in 2018 comprised $157 million in earnings adjusted for non-cash charges and a $32 million decrease in cash required for working capital. The decrease in cash required for working capital was driven by growth in our underlying business and the favorable impacts of accrued interest and taxes.

Net cash provided from operating activities in 2017 comprised $163 million in earnings adjusted for non-cash charges and a $30 million decrease in cash required for working capital. The decrease in cash required for working capital was driven by growth in our underlying business.

Net cash provided from operating activities in 2016 comprised $142 million in earnings adjusted for non-cash charges and a $13 million decrease in cash required for working capital. The decrease in cash required for working capital was driven by growth in our underlying business.

Investing Activities

Net cash used for investing activities was $10 million for the year ended December 31, 2018, compared to $11 million for the year ended December 31, 2017 and $55 million for the year ended December 31, 2016.

Capital expenditures increased to $27 million in 2018 from $15 million in 2017 and $11 million in 2016 and included the headquarters relocation, information technology costs related to the separation and recurring capital needs and information technology projects. In 2018, capital expenditures required to effect the Spin-off were

$15 million, principally reflecting costs to replicate information technology systems historically shared with ServiceMaster. We expect capital expenditures for the full year 2019 relating to recurring capital needs and the continuation of investments in information systems and productivity enhancing technology to be approximately $30 million to $40 million. We have no additional material capital commitments at this time.

There were no cash payments for acquisitions in 2018 and 2017, compared with $87 million in 2016. On June 27, 2016, we acquired OneGuard for $61 million, consisting of net cash consideration of $52 million and deferred payments of $9 million. On November 30, 2016, we acquired Landmark for $39 million, consisting of net cash consideration of $35 million and deferred payments of $5 million. We expect to continue to periodically evaluate strategic acquisitions.

Cash flows provided from purchases, sales and maturities of securities, net, in 2018, 2017 and 2016 were $17 million, $3 million and $43 million, respectively, and were driven by the maturity and sale of marketable securities.

Financing Activities

Net cash used for financing activities was $165 million for the year ended December 31, 2018, compared to $68 million for the year ended December 31, 2017 and $88 million for the year ended December 31, 2016.

Payments on seller financed debt and capital lease obligations were $10 million, $5 million and $1 million in 2018, 2017 and 2016, respectively.

Net transfers to Parent included in financing activities were $137 million, $63 million and $87 million in 2018, 2017 and 2016, respectively.

Payments of debt issuance costs of $16 million and the discount paid on the debt issuance of $2 million were incurred in connection with the debt financing transactions in 2018.

Contractual Obligations

The following table presents our contractual obligations and commitments as of December 31, 2018.

(In millions)	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Principal repayments*	$999	$7	$14	$13	$966
Estimated interest payments(1)	560	56	112	110	282
Non-cancelable operating leases(2)	29	4	8	6	12
Purchase obligations	34	13	21	—	—
Home service plan claims*	67	67	—	—	—

Total amount	$1,689	$147	$154	$129	$1,260

*	These items are reported in the audited consolidated and combined statements of financial position included elsewhere in this prospectus.
(1)

These amounts represent future interest payments related to existing debt obligations based on interest rates and principal maturities specified in the associated debt agreements. As of December 31, 2018, payments related to the Term Loan Facility are based on applicable rates at December 31, 2018 plus the specified margin in the Credit Agreement for each period presented. As of December 31, 2018, the estimated debt balance (including capital leases) as of each fiscal year end from 2019 through 2023 is $992 million, $985 million, $979 million, $972 million and $966 million, respectively, and the weighted-average interest rate on the estimated debt balances at each fiscal year end from 2019 through 2023 is 5.8%. See Note 13 to the audited consolidated and combined financial statements included elsewhere in this prospectus for the terms and maturities of existing debt obligations.
(2)	These amounts primarily represent future payments relating to real estate operating leases.

Financial Position

The following discussion describes changes in our financial position from December 31, 2017 to December 31, 2018.

Marketable securities decreased from prior year levels, driven by the sale of marketable securities.

Receivables and deferred revenue decreased from prior year levels as a result of the adoption of ASC 606, “Revenue from Contracts with Customers.” Contracts with customers are generally for a period of one year or less and are generally renewable. Prior to the adoption of ASC 606 we recorded a receivable and deferred revenue for the entire home service plan contract at the commencement date. Upon adoption of ASC 606, we record the receivable related to revenue recognized once we have an unconditional right to invoice and receive payment in the future related to the services provided.

Property and equipment increased from prior year levels, reflecting purchases for the relocation of our corporate headquarters, information technology costs related to the separation and recurring capital needs and information technology projects.

Long-term debt increased from prior year levels, reflecting the debt financing transactions in 2018. See Note 13 to the audited consolidated and combined financial statements included elsewhere in this prospectus for the terms and maturities of existing debt obligations.

Off-Balance Sheet Arrangements

As of December 31, 2018, we did not have any significant off-balance sheet arrangements.

We do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. Accordingly, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships.

Quantitative and Qualitative Disclosures about Market Risk

The economy and its impact on discretionary consumer spending, labor wages, material costs, home resales, unemployment rates, insurance costs and medical costs could have a material adverse impact on future results of operations.

In connection with the Spin-off, we entered into the Credit Facilities, which are subject to variable interest rates. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Liquidity,” “Description of Material Indebtedness” and Note 13 to our annual consolidated and combined financial statements included elsewhere in this prospectus for a description of our current indebtedness.

We are exposed to the impact of interest rate changes and manage this exposure through the use of variable-rate and fixed-rate debt and by utilizing interest rate swaps. We entered into an interest rate swap agreement in the normal course of business to manage interest rate risks, with a policy of matching positions. The effect of derivative financial instrument transactions under the agreement could have a material impact on our financial statements. We do not hold or issue derivative financial instruments for trading or speculative purposes.

On October 24, 2018, we entered into an interest rate swap agreement effective October 31, 2018 that expires on August 16, 2025. The notional amount of the agreement was $350 million. Under the terms of the agreement, we will pay a fixed rate of interest of 3.0865% on the $350 million notional amount, and we will receive a floating rate of interest (based on one-month LIBOR, subject to a floor of zero percent) on the notional amount. Therefore, during the term of the agreement, the effective interest rate on $350 million of the Term Loan Facility is fixed at a rate of 3.0865%, plus the incremental borrowing margin of 2.50%.

We believe our exposure to interest rate fluctuations, when viewed on both a gross and net basis, could be material to our overall results of operations. A significant portion of our outstanding debt, including indebtedness under the Credit Facilities, bears interest at variable rates. As a result, increases in interest rates would increase the cost of servicing our indebtedness and could materially reduce our profitability and cash flows. As of December 31, 2018, each one percentage point change in interest rates would result in an approximate $3 million change in the annual interest expense on our Term Loan Facility after considering the impact of the interest rate swap. Assuming all revolving loans were fully drawn as of December 31, 2018, each one percentage point change in interest rates would result in an approximate $3 million change in annual interest expense on our Revolving Credit Facility. The impact of increases in interest rates could be more significant for us than it would be for some other companies because of our substantial indebtedness.

The following table summarizes information about our debt as of December 31, 2018 (after considering the impact of the effective interest rate swaps), including the principal cash payments and related weighted-average interest rates by expected maturity dates based on applicable rates at December 31, 2018.

								Fair Value
(In millions)	2019	2020	2021	2022	2023	Thereafter	Total
Debt:
Variable rate	$7	$7	$7	$7	$7	$266	$298	$286
Average interest rate	5.1%	5.1%	5.1%	5.1%	5.1%	5.1%	5.1%
Fixed rate						$700	$700	$671
Average interest rate						6.2%	6.2%

During the year ended December 31, 2018, the average rate paid and average rate received on the interest rate swaps, before the application of the applicable borrowing margin, were 3.1 percent and 2.3 percent, respectively.

BUSINESS

Overview

Frontdoor is the largest provider of home service plans in the United States, as measured by revenue, and operates under the American Home Shield, HSA, OneGuard and Landmark brands. Our home service plans help our customers maintain their homes and protect against costly and unexpected breakdowns of essential home systems and appliances. We maintain close and frequent contact with our customers as we respond to over four million homeowner service requests annually (or one every eight seconds on average) utilizing our nationwide network of over 16,000 pre-qualified professional contractor firms. Our value proposition to our professional contractor network is providing them access to our significant work volume, increasing their business activity while enhancing their ability to manage their financial and human capital resources. We realize significant economies of scale as a result of our volume of service requests and we intend to leverage our advanced customer and contractor-centric technology platform, expanding independent contractor network, existing customer base, purchasing power for replacement parts, appliances and home systems and extensive history and deep understanding of the home services market to generate sustained growth of our core home service plan business as well as to develop a new on-demand home services business.

We serve over two million customers annually across all 50 states and the District of Columbia. Our home service plan customers subscribe to a yearly service plan agreement that covers the repair or replacement of major components of up to 21 home systems and appliances, including electrical, plumbing, central HVAC systems, water heaters, refrigerators, dishwashers and ranges/ovens/cooktops. Product failures can pose significant emotional and financial challenges for our customers as these items tend to be the most critical and complicated items in a home. Given the potentially high cost of a major appliance or home system breakdown, the cumbersome process of vetting and hiring a qualified repair professional and, typically, the lack of formal guarantee for services performed, our customers place high value on the peace of mind, convenience, repair expertise and service guarantee our home service plans deliver. As homes become increasingly complex and connected, our ability to innovate, both through upgraded product offerings and through channel diversification, has allowed us to grow the home service plan category as well as our share of that category.

Our service plans appeal to the growing category of U.S. homeowners who seek financial protection against unexpected and expensive home repairs and/or the convenience of having a single home service provider that delivers pre-qualified, experienced professionals and service guarantees. Our multi-faceted value proposition resonates with a broad customer demographic, regardless of home price, income level, geographic location, or age. We acquire our customers through our partner real estate brokers and directly by advertising and marketing through our DTC channel. As a result of our strong customer value proposition, 66 percent of our revenue in 2018 was recurring, in line with historical averages, driving consistency and predictability in our revenues. In addition, a significant majority of our home service plan customers automatically renew on an annual basis.

From 2013 to 2018, our network of high-quality, pre-qualified professional contractor firms has grown from approximately 10,000 to over 16,000, all of which have performed a service order for us in the past 12 months. We are highly selective with onboarding new contractor firms into our service network and continuously monitor service quality through a set of rigorous performance measures, relying heavily on direct customer feedback. We are more than four times larger than the next largest provider of home service plans in the United States, as measured by revenue. We believe our scale affords us significant competitive advantages, as it would require substantial time and monetary investment to develop a comparable contractor base with national reach, experience and service excellence. We classify a subset of our independent contractor network as “preferred,” representing firms that meet our highest quality standards and are often long-tenured providers with us. Historically, approximately 80 percent of work orders are completed by our preferred contractor network, driving higher customer satisfaction and retention rates. We intend to leverage our leading contractor base to expand into home improvement and maintenance services through both our home service plans and future on-demand services.

For the year ended December 31, 2018, we generated revenue, net income and Adjusted EBITDA of $1,258 million, $125 million and $238 million, respectively. For a reconciliation of Adjusted EBITDA to net income, see “Prospectus Summary—Summary Historical and Unaudited Pro Forma Financial Data.”

How the American Home Shield(R) Home Service Plan works American Home Shield 1 Customer chooses coverage and plan and the amount they pay for each service request System Plan Appliances Plan Combo Plan Systems & Appliances Approximately 75% of customers choose Combo Plan Depending on plan, 21 home systems/appliances are covered New Combo plans cost an average of $571 annually No inspection required 2 Covered item breaks Predetermined fee for the service visit ranging from $75 to $125 Lower than replacement costs 3 Customer requests service User-friendly mobile platform Real-time tracking of service requests Electronic billings and statements Tech-enabled platform offers better customer experience 4 We assign a pro to complete the repair and help ensure customer satisfaction Assigned pro repairs or replaces the broken system or appliance Guaranteed work Independent contractors continually monitored on performance and customer satisfaction Approximately 80% of requests routed through preferred providers

Our Opportunity

Frontdoor operates within the $400 billion U.S. home services market, of which the U.S. home service plan category currently represents $2.4 billion. We view increased penetration of the U.S. home service plan category as a long-term growth opportunity. This category is currently characterized by low household penetration with approximately five million of nearly 120 million U.S. households (owner-occupied homes and rentals), or approximately four percent, covered by a home service plan. In addition, we believe that increasingly complex home systems and appliances, as well as consumer preference for budget protection and convenience, will emphasize the value proposition of pre-qualified professional repair services and, accordingly, the coverage benefits offered by a home service plan.

TOTAL ADDRESSABLE MARKET GROWTH STRATEGY FRONTDOOR 5 MILLION HOME SERVICE PLAN CUSTOMERS 75 MILLION OWNER OCCUPIED HOMES 120 MILLION OCCUPIED HOMES INCREASING PENETRATION ON-DEMAND SERVICE REPAIR SERVICE FOR PROPERTY MANAGERS

We also believe that we are well-positioned to capitalize on our leading position in the home service plan category to provide services to consumers in the broader home services segment. As consumer demand shifts towards more convenient, outsourced services, we believe we have an opportunity as a reliable, scaled service provider with a national, licensed independent contractor network to expand into on-demand services.

Our marketplace-based approach to home service delivery requires us to continue to grow our supply side, and we remain committed to attracting high-quality independent contractors to our network of professional service providers. As we continue to scale our contractor network, we in turn expand our breadth of potential services and enhance our ability to execute an on-demand service delivery model.

Our Competitive Strengths

We believe the following competitive strengths have been instrumental to our success and position us for future growth:

Leader in Large, Fragmented and Growing Category. We are the leader in the U.S. home service plan category. We are more than four times larger than the next largest provider of home service plans in the United States, as measured by revenue. Over the past four decades, we have developed a marketplace reputation built on the strength of our brands, our customer and contractor value proposition and our service quality. As a result, we enjoy industry-leading brand awareness and a reputation for high-quality customer service, both of which are key drivers of the success of our customer acquisition and retention efforts. Our size and scale provide us with a competitive advantage in contractor selection and purchasing power for replacement parts, appliances and home systems, as well as the ability to extract marketing and operating efficiencies compared to smaller local and regional competitors.

High-Value Service Offerings. We provide our customers with a compelling value proposition by offering financial protection against unexpected and expensive home repairs, coupled with the convenience of having repairs completed quickly and by experienced professionals. In contrast with insurance products that have low frequency of use, we pay claims on behalf of our home service plan customers more than once per year, on average. We believe this high level of engagement reinforces our customer value proposition and leads to higher renewal rates. We believe our annual customer retention rate is further evidence of the value our customers place on our service and the quality of execution that we provide.

Technology-Enabled Platform Drives Efficiency and Quality of Service. We are focused on constantly improving the customer and contractor experience. We continuously develop and refine our advanced customer- and contractor-centric technology platform to enhance the experience for our customers, our contractors and our partner real estate brokers and agents. Our platform allows customers to purchase and utilize a home service plan, electronically chat with a representative, pay bills and track the progress of their service requests, all from their mobile device or personal computer. Our contractors use this platform to interact with us and to more efficiently and effectively serve our customers. In addition, real estate brokers utilize our platform to facilitate the purchase of home service plans. We believe our technology-enabled platform provides a foundation for operational and customer service excellence, ultimately driving customer retention and contractor growth.

Multi-Channel Sales and Marketing Approach Supported by Sophisticated Customer Analytics. Our multi-channel sales and marketing approach is designed to understand the key decision points that our customers face during the purchase of home services to generate revenue and build brand value.

In the real estate channel, we leverage marketing service agreements and a team of field-based account executives to train, educate and market our plans through real estate brokers and agents at both a local and national level. We have long-standing strategic relationships with seven of the top ten real estate brokers in the United States and we view these strategic relationships as a key competitive advantage.

In the DTC channel, lead generation has benefited from increased and more efficient marketing spending as well as improved digital marketing. Our internal testing demonstrates that a customer’s intent to purchase a home service plan increases by approximately two times after being presented with a basic description of how our home service plans work. We increasingly utilize sophisticated consumer analytics models that allow us to more effectively segment our prospective customers and deliver tailored marketing campaigns. In addition, we have deployed more sophisticated marketing tools to attract customers, including content marketing, online reputation management and social media channels. The effectiveness of our marketing efforts is demonstrated by our ability to generate quality leads and online sales on a cost-effective basis.

Diverse, Recurring and Stable Revenue Streams. We are diversified by customer acquisition channel and by geography, with operations in all 50 states and the District of Columbia. Customers acquired through the real estate channel and DTC channel represented 47 percent and 53 percent, respectively, of our customer base in 2018. We believe our ability to acquire customers through the DTC channel mitigates the effect of potential cyclicality in the home resale market and our nationwide presence limits the impact of poor economic conditions or adverse weather conditions in any particular geography. We benefit from predictable and recurring revenue as our customers sign twelve-month contracts and 66 percent of our revenue was generated through existing customer renewals in 2018, in line with historical averages. In addition, our business model has proven resilient through various business cycles as evidenced by our growth each year during the 2008 financial downturn and compound annual revenue growth rate of approximately four percent from 2007 to 2011 and approximately nine percent from 2011 to 2018.

Capital-Light Business Model. Our business model generates strong Adjusted EBITDA margins and negative working capital and requires limited capital expenditures. As such, we have a capital-light business model that drives potential for strong generation of cash flow. We may, from time to time, make more significant investments in capability-expanding technology, including investments to develop a world-class data platform to fuel our growth. Net cash provided from operating activities was $189 million for the year ended December 31, 2018 compared to $194 million for the year ended December 31, 2017 and $155 million for the year ended December 31, 2016. Free Cash Flow was $163 million, $179 million and $144 million for the years ended December 31, 2018, 2017 and 2016, respectively. For a reconciliation of Free Cash Flow to net cash provided from operating activities, see “Prospectus Summary—Summary Historical and Unaudited Pro Forma Financial Data.”

Experienced Management Team. We have a management team of highly experienced leaders who have strong track records in a wide variety of industries and economic conditions. Our management team is highly focused on execution and driving growth and profitability, and, as such, our compensation structure is tied to key performance metrics that are designed to incentivize senior management to drive the long-term success of our business. Our chief executive officer brings direct experience from industry-leading companies like Lyft and Amazon. He is well versed in scaling large businesses, leveraging technology to innovate and grow and building on-demand marketplaces. Our chief financial officer has over 20 years as a finance executive and six years with our core business, bringing deep industry insights, continuity and financial acumen. We believe our management team has the vision and experience to position us for continued success and to implement and execute our business strategies over the long term. Further, we believe that we have a deep pool of talent across our organization, including long-tenured individuals with significant expertise, knowledge of our business and experience building and scaling technology-enabled businesses.

Our Business Strategies

We intend to profitably grow our business by:

Increasing Our Home Service Plan Penetration

Between 2012 and 2018, we increased our share of home service plan category revenue while the overall size of the home service plan category increased from approximately three million to five million households over the same period. We intend to further increase our home service plan penetration by making strategic investments to educate consumers on our compelling value proposition, target homeowners more effectively, further improve the customer experience and attract new real estate brokers and contractors. In addition, we see an opportunity to expand our repair services to property managers who currently use our services through individual home service plans by helping them aggregate such plans and better manage their utilization of our services.

Deliver Superior Customer Experience. We will continue to improve the customer experience by investing in our integrated technology platform, self-service capabilities, business intelligence platforms, customer care center operations and contractor management systems. These targeted investments are expected to result in an enhanced customer experience by providing a more convenient service and improving contractor efficiencies and engagement. We believe these initiatives will lead to improved retention rates, more grassroots marketing and the opportunity to deliver additional services to satisfied customers.

Grow Our Supply Network of Independent Contractors. We will continue to grow our network of pre-qualified professional contractor firms while maintaining the high quality of our network. Our contractor relations team utilizes a highly selective process to choose new contractor firms and continuously monitors their service quality. We believe growing our contractor base within existing service locations and in new geographies, while maintaining service excellence, will drive further penetration of our home service plans and differentiate our product offering relative to competitors.

Continue Digital Innovation. We are continuing to invest in digital innovation to further increase the ease-of-use of our technology platform for customers, contractors and realtors. In recent years, we have developed robust customer technology platforms, which make it easy for customers to purchase from us, request service and manage their account from the convenience of a smartphone or tablet. Our contractor technology platform makes it easier for contractors to work with us and improves communication between contractors and our customers. Our realtor technology platform makes it easier for realtors to work with us and therefore recommend our products to their clients. Approximately 55 percent of real estate channel orders were placed online in 2018. As we continue to make investments in digital innovation, these enhanced digital platforms will be the foundation of both our home service plan and future on-demand businesses.

Develop Dynamic Pricing. We are currently testing improvements to our customer acquisition and retention efforts through the development of dynamic pricing capabilities. This capability will leverage our proprietary data platform to allow us to adjust our plan prices based on factors such as the strength of our contractor network in a market, the grade of appliances in a home or neighborhood and the labor costs within a market. We expect to utilize these capabilities to improve the profitability of higher risk customers, while offering more attractive prices to lower risk and price-sensitive customers.

Expanding into Home Maintenance and Improvement Services

We intend to continue to leverage our existing sales channels and service platform to deliver additional value-added services to our customers by expanding beyond repair services to offer home maintenance and improvement services. Repair services only comprise approximately 25 percent of the U.S. home services market, and home improvement and maintenance work is highly valued by our contractors. Our product development teams draw upon the experience of technicians in the field to both create innovative customer solutions for the existing product suite and identify service and category adjacencies. For example, we are currently piloting a new maintenance service offering of central HVAC pre-season checkups, which we expect to launch nationwide in 2019. In the real estate channel, we have recently launched a successful nationwide service offering of re-keying locks for recent home buyers with a home service plan. We are also testing smart home technology services, which we believe will add value to our plans and result in increases in renewals. We believe these new service offerings will lead to higher customer engagement, ultimately leading to stronger customer loyalty.

Providing Customers Access to Our High-Quality, Pre-Qualified Network of Contractors for On-Demand Home Services

We see a significant opportunity to leverage our existing contractor base to develop on-demand home repair, maintenance and improvement services, which we believe will increase our customer satisfaction and contractor value proposition and provide us with additional revenue opportunities. By offering on-demand services, we can provide additional services to our existing home service plan customers and reach new customers, including those not currently interested in home service plans. The home service plan category currently consists of five million homes, while the market for on-demand home services is approximately 120 million homes. We are evolving with our customers’ ever-changing preferences, including demand for new services and how those services are solicited and procured. For homeowners, we can provide benefits from our economies of scale and preferred rates, access to our network of high-quality, pre-qualified contractors, pricing data, transparency and real-time tracking of service requests that they may not get from going direct to a contractor. For contractors, we can provide actual revenue opportunities (not just leads), access to our preferred pricing for replacement parts, appliances and home systems, as well as access to our scheduling services. We also believe that our on-demand services offering will strengthen our core home service plan business by highlighting the value proposition of our services and the convenience of our vast contractor network to new customers. We intend to launch our on-demand business with repair services and then expand into maintenance and improvement services. We initially plan to market our on-demand service to our 2.1 million existing home service plan customers and then expand into additional marketing channels. We intend to pilot our on-demand services in the second half of 2019 and begin expanding their scale in 2020.

Developing a World-Class Data Platform

We believe we have the opportunity to become the authoritative source of home service information. Since our founding in 1971, we have amassed a significant amount of data on historic maintenance trends, recall and repair history and parts and labor pricing for most home repairs. We are constantly analyzing and using our data to make better business decisions and improve visibility on future costs. We also intend to identify additional opportunities to use technology to capture valuable home data, making it easier for customers and contractors to interact and ultimately enable us to anticipate repair needs. We intend for this aggregated data platform to be the definitive source of information for homeowners to understand contractor quality and service trends in order to make informed decisions on how to maintain, improve or repair their home. We believe these investments will both improve the customer experience and reduce our operating expenses. We also believe this data platform will provide additional revenue opportunities as real estate companies, manufacturers and other companies recognize the benefit of this aggregated data.

Pursuing Selective Acquisitions

We have a track record of sourcing and purchasing targets at attractive prices and successfully integrating them into our business. In 2016, we made two key acquisitions. In June 2016, we acquired OneGuard, and in November 2016, we acquired Landmark, which together added over 100,000 new customers. We anticipate that the highly fragmented nature of the home service plan industry will continue to create strategic opportunities for further consolidation, and, with our scale, we believe we will be the acquirer of choice in the industry. In particular, we intend to focus strategically on underserved regions where we can enhance and expand service capabilities. Historically, we have used acquisitions to cost-effectively grow our customer base in high-growth geographies and we intend to continue to do so. We may also explore opportunities to make strategic acquisitions that will expand our service offering in the broader home services segment.

Sales and Marketing

We market our services to homeowners on a national and local level through various means, including marketing partnerships, search engine marketing, content marketing, social media, direct mail, television and radio, print advertisements and telemarketing. We partner with various participants in the residential real estate marketplace, such as real estate brokers and insurance carriers, to market and sell our home service plans. In addition, we sell through our customer care centers, mobile-optimized e-commerce platform and national sales teams. Our marketing spend in 2018 was composed of digital (44 percent), direct (21 percent), broadcast (18 percent) and social media and other (17 percent). We utilize the following customer acquisition channels:

Real estate channel. Our plans have historically been used to provide peace of mind to home buyers by protecting them from large, unanticipated out-of-pocket expenses related to the breakdown of major home systems and appliances during the first year after a home purchase. We leverage marketing service agreements and a team of over 150 field-based account executives and sales leaders who focus on a defined geographic area to train and educate real estate brokers and agents within their territory about the benefits of a home service plan and those brokers and agents then market our plans to home buyers. Our field-based account executives work directly with real estate offices and participate in broker meetings and national sales events. In addition to our field-based account executives, we have nine account managers who operate out of a customer care center and a team of seven providing sales and marketing support.

We have long-standing relationships with seven of the top ten real estate brokers in the United States and continue to improve relationships with other key brokers. On average, we have been in business with these real estate brokers for 17 years, and we have strategic partnership arrangements with many of these brokers. Our long-standing relationships help to secure and grow our position. In addition, for 16 years running, we have had a strategic alliance agreement with the National Association of Realtors, which is the largest real estate association in the United States representing approximately 1.3 million realtors.

We had a 33 percent share of plans sold in connection with a home resale transaction in 2018, up from 26 percent in 2012. In 2018, 1.5 million homes were sold with a home service plan out of the approximately 5.3 million homes sold. Customers acquired through the real estate channel represented 47 percent of our customer base in 2018, down from 56 percent in 2007, as we have rapidly grown our DTC customer base. In 2018, customers in this channel renewed at 29 percent after the first contract year. Revenue from this channel, including associated renewals, was $578 million, $533 million and $449 million for the years ended December 31, 2018, 2017 and 2016, respectively. Overall revenues within this channel have grown at a five percent CAGR from 2007 through 2018.

Direct-to-consumer channel. Leveraging our experience in the real estate channel, we invested significant resources to develop the DTC channel to broaden our reach beyond home resale transactions. Our value proposition resonates with a wide demographic of homeowners who find security in a plan protecting against expensive and unexpected breakdowns in the home. This strong value proposition is promoted to our potential customers through search engine marketing, content marketing, social media, direct mail, television and radio, print advertisements and telemarketing and sold through our customer care centers and mobile-optimized e-commerce platform. Over the past decade, we have strategically invested to expand the DTC channel given its high retention rates and customer lifetime value. Our research indicates a relatively low home service plan penetration rate of four percent of occupied U.S. households. We believe that penetration rates will increase over time as consumers become more aware of, and educated about, home service plans.

Since 2012, we have maintained an over 50 percent share of home service plans purchased or renewed outside of a home resale transaction. This industry remains underpenetrated, with approximately three million homes out of the 115 million U.S. households (excluding home resales) having a home service plan. Customers acquired through the DTC channel represented 53 percent of our customer base in 2018, up from 44 percent in 2007. In 2018, customers in this channel renewed at 76 percent after the first contract year. Revenue from this channel, including associated renewals, was $674 million, $618 million and $571 million for the years ended December 31, 2018, 2017 and 2016, respectively. Overall revenues within this channel have grown at a nine percent CAGR from 2007 through 2018.

Customer renewals. We generated 66 percent of our revenue through existing customer renewals for each of the years ended December 31, 2018, 2017 and 2016. Our customer retention rate has grown from 73 percent in 2007 to 75 percent in 2018. We have made significant investments in our integrated technology platform, self-service capabilities, customer care center operations and contractor management systems, which we believe position us to further improve retention. We estimate that each one-percent improvement in customer retention generates approximately $8 million of incremental revenue and $4 million of gross profit.

Customers, Contractors, Suppliers and Geographies

Customers. As our customers are predominantly owners of single-family residences, we do not have significant customer concentration. We had 2.1 million, 2.0 million and 1.9 million customers as of December 31, 2018, 2017 and 2016, respectively. Approximately 67 percent of our customers are on a monthly auto-pay program. Auto-pay customers are more likely to renew than non-auto-pay customers.

Contractors. We have a network of over 16,000 high-quality, pre-qualified professional contractor firms that employ more than 45,000 technicians. The qualification process for a contractor includes assessing their online presence and customer reviews, gathering public information about the company, reviewing references from customers and other contractors, and confirming they meet all insurance and licensing standards. In addition, contractors must agree to our service requirements, such as timely appointments and follow-ups with all customers, guaranteed work, professionalism, and availability. Our contractors are supported by a designated contractor relations representative who guides them through the process of working with us, from on-boarding, to the first service call to continuous monitoring and training. No contractor accounted for more than five percent of our cost of services rendered. We estimate that approximately 95 percent of our contractor base plans to maintain or expand their relationship with us over the next two years.

Suppliers. We are dependent on a limited number of suppliers for various key components used in the services and products we offer to customers, and the cost, quality and availability of these components are essential to our services. Supplier spend made up approximately 20 percent of our cost of services rendered in 2018, and we have multiple national supplier agreements in place. We have five national suppliers of repair parts and home systems and appliances that each account for more than five percent of our supplier spend.

Geographies. A significant percentage of our revenue is concentrated in the southern and western regions of the United States, including California, Texas, Florida and Arizona.

Technology

We are continuing to invest in digital innovation to further increase the ease-of-use of our technology platform for customers, contractors and realtors.

Customers. In recent years, we have developed robust customer technology platforms, which make it easy for customers to purchase from us, request service and manage their account from the convenience of a smartphone or tablet. Approximately 40 percent of our DTC sales in 2018 were entered online, and 55 percent of our total service request volume was entered online or through our interactive voice response system. Our customer MyAccount platform had over one million active users at the end of 2018, allowing customers to pay bills, request service, review account information or chat with a representative online without having to call our customer care centers.

Contractors. Our contractor technology platform makes it easier for contractors to work with us and improves communication between contractors and our customers. Our contractor portal had nearly 6,500 active users at the end of 2018, and our platform sent nearly 1.4 million “On-My-Way” notifications to customers, letting them know their contractor was en route to their home.

Realtors. Our realtor technology platform makes it easier for realtors to work with us, and therefore recommend our products to their clients. Approximately 55 percent of real estate channel orders were placed online in 2018. Our realtor portal had over 80,000 active users at the end of 2018, allowing realtors to enter, edit and pay for orders; view or print order confirmations, invoices, and contracts for active customers; request service on behalf of their clients; and view and manage expiring orders.

Technology Platform Customers Purchase a home service plan Add services or properties ./ Renew contract ./ Manage account ../Review account information ./ Request service View progress of service requests Chat with a rep Communicate with contractor Leave contractor feedback Contractors Receive assignment Auto-authorization Send on-my -way notifications Communicate with customers Receive customer ratings Real Estate Professionals Enter, edit and pay for service plan orders View and print order confirmations Request service on behalf of clients View contracts for active warranties View and manage expiring service plan orders

Competition

We compete in the home service plan industry and the broader U.S. home services market. The home service plan industry is a highly competitive industry. The principal methods of competition, and by which we differentiate ourselves from our competitors, are quality and speed of service, contract offerings, brand awareness and reputation, customer satisfaction, pricing and promotions, contractor network and referrals. While we compete with a broad range of competitors in each locality and region, we are the only home service plan company providing home service plans in all 50 states and the District of Columbia. Our primary direct competitors are First American Home Warranty Corporation and Old Republic Home Protection. We also compete in the broader home services market with HomeAdvisor (who also recently acquired Angie’s List) and HomeServe. We believe our network of over 16,000 pre-qualified professional contractor firms, in combination with our large base of contracted customers, differentiates us from other platforms in the home services market.

Employees

As of December 31, 2018, we had approximately 2,200 employees, none of whom is represented by labor unions.

Intellectual Property

We hold various service marks, trademarks and trade names, such as Frontdoor and American Home Shield, that we deem particularly important to our advertising and marketing activities.

Properties

Our corporate headquarters is located in downtown Memphis, Tennessee, in a leased facility. We operate five customer care centers throughout the United States that field inbound claims calls and initiate sales calls. Those customer care centers are located in Carroll, Iowa; LaGrange, Georgia; Memphis, Tennessee; Phoenix, Arizona; and Salt Lake City, Utah. The facilities in Carroll and LaGrange are owned, and the facilities in Memphis, Phoenix and Salt Lake City are leased. We believe that these facilities, when considered with our corporate headquarters, are suitable and adequate to support the needs of our business.

Insurance

We maintain insurance coverage that we believe is appropriate for our business, including workers’ compensation, auto liability, general liability, umbrella, cybersecurity and property insurance. In addition, we provide insurance for our service requests in Texas via our wholly-owned captive insurance company, which is domiciled in Houston, Texas.

Regulatory Compliance

We are subject to various federal, state and local laws and regulations, compliance with which increases our operating costs, limits or restricts the services we provide or the methods by which we may offer, sell and fulfill those services or conduct our business, or subjects us to the possibility of regulatory actions or proceedings. Noncompliance with these laws and regulations can subject us to fines, loss of licenses or registrations or various forms of civil or criminal prosecution, any of which could have a material adverse effect on our reputation, business, financial position, results of operations and cash flows.

These federal, state and local laws and regulations include laws relating to consumer protection, deceptive trade practices, home service plans, real estate settlement, wage and hour requirements, state contractor laws, the employment of immigrants, labor relations, licensing, building code requirements, workers’ safety, environmental, privacy and data protection, securities, insurance coverages, sales tax collection and remittance, healthcare reforms, employee benefits, marketing (including, without limitation, telemarketing) and advertising. In addition, we are regulated in certain states by the applicable state insurance regulatory authority and by other regulatory bodies, such as the Real Estate Commission in Texas.

We are subject to federal, state and local laws and regulations designed to protect consumers, including laws governing consumer privacy and fraud, the collection and use of consumer data, telemarketing and other forms of solicitation. The telemarketing rules adopted by the Federal Communications Commission pursuant to the Federal Telephone Consumer Protection Act and the Federal Telemarketing Sales Rule issued by the Federal Trade Commission govern our telephone sales practices. In addition, some states and local governing bodies have adopted laws and regulations targeted at direct telephone sales, i.e., “do-not-call” regulations. The implementation of these marketing regulations requires us to rely more extensively on other marketing methods and channels. In addition, if we were to fail to comply with any applicable law or regulation, we could be subject to substantial fines or damages, be involved in lawsuits, enforcement actions and other claims by third parties or governmental authorities, suffer losses to our reputation and our business or suffer the loss of licenses or registrations or incur penalties that may affect how the business is operated, any of which, in turn, could have a material adverse effect on our financial position, results of operations and cash flows.

Legal Proceedings

Due to the nature of our business activities, we are at times subject to pending and threatened legal and regulatory actions that arise out of the ordinary course of business. In the opinion of management, based in part upon advice of legal counsel, the disposition of any such matters is not expected, individually or in the aggregate, to have a material adverse effect on our results of operations, financial condition or cash flows. However, the results of legal actions cannot be predicted with certainty. Therefore, it is possible that our results of operations, financial condition or cash flows could be materially adversely affected in any particular period by the unfavorable resolution of one or more legal actions.

MANAGEMENT

Executive Officers and Directors

Below is a list of our executive officers and directors and their respective ages (as of December 31, 2018).

Name	Age	Position
Rexford J. Tibbens	50	President and Chief Executive Officer, Director
Brian K. Turcotte	61	Senior Vice President and Chief Financial Officer
Jeffrey A. Fiarman	50	Senior Vice President, General Counsel and Secretary
William C. Cobb(1)	62	Chairman of the Board of Directors
Anna C. Catalano(1)	59	Director
Peter L. Cella(2)(3)	61	Director
Richard P. Fox(2)(3)	71	Director
Brian McAndrews(3)	60	Director
Liane J. Pelletier(1)(2)	60	Director

(1)	Member of Compensation Committee.
(2)	Member of Audit Committee.
(3)	Member of Nominating and Corporate Governance Committee.

Executive Officers

Rexford J. Tibbens. Mr. Tibbens has served as the President and Chief Executive Officer and as a member of the Board of Directors of the Company since May 2018. From April 2015 to February 2017, Mr. Tibbens served as the chief operating officer of Lyft, a leading on-demand transportation company based in San Francisco, California. While at Lyft, Mr. Tibbens worked to expand the service to every state and launched crucial strategic initiatives, including Lyft’s Nashville support center and Express Drive, a program that allowed potential Lyft drivers to rent vehicles so they could provide service in select cities. From August 2011 to March 2015, Mr. Tibbens served as a vice president at Amazon.com, Inc., a global e-commerce and technology company, where he led the technical and product development of Prime Now, Amazon’s one-hour delivery service. Before Amazon, Mr. Tibbens spent twelve years at Dell Inc., a global technology company, serving in a variety of operations and logistics roles, including as executive director of Global Services. Mr. Tibbens’ versatile experience in executive leadership, including service as the Company’s president and chief executive officer, a history of building strong cultures, repeated success in innovating and growing businesses and proven track record of delivering stockholder value, qualifies him to serve on our board of directors. Mr. Tibbens is a graduate from the University of Kentucky, with a bachelor’s degree in finance, and also holds an M.B.A. from Case Western Reserve University.

Brian K. Turcotte. Mr. Turcotte has served as the Senior Vice President and Chief Financial Officer of the Company since July 2018. From March 2013 to July 2018, Mr. Turcotte served in a variety of leadership roles at ServiceMaster, most recently as Treasurer and Vice President of Investor Relations. While at ServiceMaster, he also previously served as Vice President of finance for American Home Shield and Franchise Services Group, and Vice President of finance for the consolidated marketing group. Prior to joining ServiceMaster, from August 2007 to March 2013, Mr. Turcotte served as the vice president, finance and investor relations at Office Depot, a leading provider of business services and supplies, products and technology solutions, leading the shareholder communications effort, as well as having financial reporting responsibility for the company’s operations in Asia and Latin America. His career also includes time with Xylem Global Partners, a New York-based asset management firm, where he was vice president and equity analyst. Prior to that, he spent more than 25 years with International Paper, a global producer of pulp and paper products, holding a variety of leadership positions in investor relations, sales and marketing, global product development, and other functions at locations across the United States. Mr. Turcotte holds a bachelor’s degree in engineering from the State University of New York at Syracuse University and an M.B.A. from the New York University Stern School of Business.

Jeffrey A. Fiarman. Mr. Fiarman has served as the Senior Vice President, General Counsel and Secretary of the Company since August 2018. Prior to joining the Company, Mr. Fiarman served from July 2017 to August 2018 as general counsel for Wedgewood Pharmacy, a leading provider in the United States of customized medications for the veterinary market. Prior to joining Wedgewood Pharmacy, from September 2014 to July 2017, Mr. Fiarman advised startup companies and new business ventures, and co-founded an entrepreneurial venture focused on consumer wearable technology. From May 2013 until September 2014, Mr. Fiarman served as executive vice president, general counsel and secretary of IDEXX Laboratories, Inc., a leading animal diagnostics healthcare provider. While at IDEXX, he oversaw the company’s global legal, compliance, business development, regulatory and quality assurance functions. Prior to IDEXX, from June 2000 until April 2013, Mr. Fiarman served in various leadership roles with WW, Inc. (formerly Weight Watchers International, Inc.), a leading provider of weight management services, including seven years as executive vice president, general counsel and secretary, during which he provided oversight for a broad range of legal, regulatory, intellectual property and risk management functions. While at WW, Mr. Fiarman also served as the first general counsel and a member of the founding leadership team for WW’s internet business, the global cloud-based leader in consumer weight management services and products. Mr. Fiarman began his career as an attorney with Gibson, Dunn & Crutcher in Washington, D.C., specializing in corporate and tax law. Mr. Fiarman holds a bachelor’s degree in economics from The Wharton School of the University of Pennsylvania and a Juris Doctor from Columbia University School of Law.

Directors

William C. Cobb. Mr. Cobb was appointed to the Board of Directors of the Company in October 2018, and serves as Chairman of the Board of Directors and Chair of our Compensation Committee. Mr. Cobb served on the board of directors of ServiceMaster from April 2018 until the Spin-off. From May 2011 through July 2017, Mr. Cobb served as President and Chief Executive Officer of H&R Block, Inc., a provider of income tax return preparation and related services and products. From November 2000 to March 2008, Mr. Cobb served in various leadership roles at eBay, Inc., a global commerce and payments provider, including as President of eBay Marketplaces North America for four years and other senior management positions, including Senior Vice President and General Manager of eBay International and Senior Vice President of Global Marketing. Prior to joining eBay, Inc., Mr. Cobb held various marketing and executive positions at Pepsico (and Tricon Global Restaurants when it was spun off in 1997) from 1987 to 2000. These positions included Senior Vice President and Chief Marketing Officer for Tricon International, Senior Vice President and Chief Marketing Officer at Pizza Hut, and Vice President, Colas at Pepsi Cola. Mr. Cobb’s wide array of executive leadership roles, wealth of knowledge in technology and online-focused businesses, experience at a newly spun-off company, and history of service on public company boards qualify him to serve on our Board of Directors. Mr. Cobb holds an undergraduate degree in Economics from the University of Pennsylvania and an M.B.A. from the Kellogg School of Management at Northwestern University.

Anna C. Catalano. Ms. Catalano was appointed to the Board of Directors of the Company in September 2018, and serves as a member of our Compensation Committee. From 1979 until her retirement in 2003, Ms. Catalano served in various leadership roles at BP p.l.c., a global energy producer, and its predecessor Amoco Corporation. Most recently, from 2000 to 2003, she served as Group Vice President, Global Marketing, for BP p.l.c. Ms. Catalano has significant international business experience, having served as President of Amoco Orient Oil Company, including two years during which she lived in Beijing. Ms. Catalano has served on the board of directors and compensation committee of Kraton Corporation, a global producer of bio-based chemicals and specialty polymers, since 2011; on the board of directors of Willis Towers Watson p.l.c., a global risk advisory, broking, and solutions company, since 2016 (having previously served on the board of directors of Willis Group from 2006 until the merger of Willis Group and Towers Watson & Co.); and on the board of directors and compensation committee of HollyFrontier Corporation, a petroleum refiner, since November 2017. Ms. Catalano’s senior leadership experience and extensive knowledge in marketing and communications, combined with her broad public company board experience and expertise in corporate governance, executive compensation and board function, qualify her to serve on our Board of Directors. Ms. Catalano holds a Bachelor of Science degree in Business Administration from the University of Illinois, Champaign-Urbana.

Peter L. Cella. Mr. Cella was appointed to the Board of Directors of the Company in October 2018, and serves as Chair of our Nominating and Corporate Governance Committee and as a member of our Audit Committee. Mr. Cella served on the board of directors of ServiceMaster, from February 2017 until the Spin-off. Mr. Cella has been a private investor since August 2017. From 2011 to August 2017, Mr. Cella served as president and chief executive officer of Chevron Phillips Chemical Company LLC, a global petrochemical company. Previously, Mr. Cella served in various executive positions at BASF Corp., a global producer and marketer of chemicals and related products; INEOS Nitriles, a global producer of acrylonitrile, acetonitrile, and related chemicals; Innovene, LLC, a producer of olefins and derivatives; and BP p.l.c., a global energy producer. Mr. Cella serves on the board of directors of Saudi Aramco, the state-owned oil company of the Kingdom of Saudi Arabia and a global petroleum and chemical enterprise; and Inter Pipeline Ltd., a petroleum transportation, natural gas liquids processing and bulk liquid storage business; and Clockspring NRI, a privately-held supplier of pipeline and infrastructure repair products and services. Mr. Cella’s financial background and experience in executive leadership and running varied businesses, history of building strong leadership teams and experience on other company boards qualify him to serve on our Board of Directors. Mr. Cella received a Bachelor of Science degree in Finance from the University of Illinois and an M.B.A. from Northwestern University’s Kellogg Graduate School of Management.

Richard P. Fox. Mr. Fox was appointed to the Board of Directors of the Company in October 2018, and serves as Chair of our Audit Committee and as a member of our Nominating and Corporate Governance Committee. Mr. Fox served on the board of directors of ServiceMaster from March 2014 until the Spin-off. Since 2001, Mr. Fox has been an independent consultant. From 2000 to 2001, he was president and chief operating officer of CyberSafe Corporation, a global security software provider. Mr. Fox spent 28 years at Ernst & Young LLP, a global accounting firm, last serving as managing partner at the firm’s Seattle office. He currently serves on the board of directors of LiveRamp Holdings, Inc., a successor of Acxiom Corporation, an identity platform solution company; Pinnacle West Capital Corporation, a vertically integrated electrical utility serving the State of Arizona; and Univar Inc., an international chemical distributor. Previously, he served on the boards of Pendrell Corporation, an intellectual property investment and advisory firm until 2014; Flow International Corporation, a machine tool manufacturer, until 2014; Orbitz Worldwide, Inc., an online travel company, until 2011; and PopCap Games, a developer and publisher of games, until it was acquired by Electronic Arts Inc. in 2011. Mr. Fox is a certified public accountant in the State of Washington and in 2018 he earned a professional certificate in cybersecurity from Carnegie Mellon’s Software Engineering Institute. As a result of his extensive accounting and financial management experience, Mr. Fox has a deep understanding of financial reporting processes, internal accounting and financial controls, independent auditor engagements and other audit committee and board functions. Mr. Fox’s financial, accounting and management expertise, along with his experience on other public company boards, qualify him to serve on our Board of Directors. Mr. Fox holds a Bachelor of Arts degree in Business Administration/BBA from the Ohio University and an M.B.A. from the Fuqua School of Business, Duke University.

Brian McAndrews. Mr. McAndrews was appointed to the Board of Directors of the Company in October 2018, and serves as a member of our Nominating and Corporate Governance Committee. Most recently, Mr. McAndrews served as president and chief executive officer, and chairman of the board of directors, of Pandora Media, Inc., an internet radio company, from 2013 until 2016. Prior to that, he served as a venture partner with Madrona Venture Group, LLC, a venture capital firm, from 2012 to September 2013, and as a managing director of Madrona from 2009 to 2011. He also previously held executive positions at Microsoft Corporation, a global software company, and aQuantive, a leading digital marketing services and technology company which was acquired by Microsoft in 2007. Mr. McAndrews currently serves as the chairman of the board of GrubHub Inc., an online and mobile food-ordering company, and also serves on the board of directors of The New York Times Company, a multimedia news and information company, and Teladoc, Inc., a global leader in virtual medical care. He previously served on the boards of directors of Fisher Communications, Inc.,

Clearwire Corporation, and AppNexus Inc. Mr. McAndrews brings to the Company and the Board of Directors deep traditional and digital media experience gained through his role as a chief executive officer of public companies in the technology industry, as well as his private and public company directorships. In addition, this background and his understanding of digital advertising and the integration of emerging technologies qualifies Mr. McAndrews to serve on our Board of Directors. Mr. McAndrews holds a bachelor’s degree in economics from Harvard College and an M.B.A. from the Stanford Graduate School of Business.

Liane J. Pelletier. Ms. Pelletier was appointed to the Board of Directors of the Company in September 2018, and serves as a member of our Audit Committee and Compensation Committee. Since 2011, Ms. Pelletier has served as an independent director, a private investor, and board advisor. From 2003 through 2011, Ms. Pelletier was the Chairwoman, Chief Executive Officer, and President of Alaska Communications Systems, an Alaska-based telecommunications and information technology services provider. Prior to this, Ms. Pelletier held a number of executive positions at Sprint Corporation, a telecommunications company. Ms. Pelletier currently serves on the board of directors and is chair of the nominating and governance committee of Expeditors International of Washington, Inc., a global logistics company, and is the lead independent director on the board of directors at ATN International, Inc., a holding company with investments in telecommunication companies and renewable energy companies. From 2011 through 2015, she served on the board of directors and was lead independent director as well as on the risk committee of Washington Federal, Inc., a bank holding company. Ms. Pelletier has also served on the boards of a number of private companies and non-profit organizations. In 2017, she earned a professional certificate in cybersecurity from Carnegie Mellon’s Software Engineering Institute. Ms. Pelletier’s experience in executive and boardroom leadership, particularly in highly regulated industries, and expertise in cyber security oversight, business model transformation and shareholder engagement qualify her to serve on our Board of Directors. Ms. Pelletier earned her B.A. in Economics from Wellesley College and a M.S. from the Sloan School of Business at the Massachusetts Institute of Technology.

There are no family relationships among our directors and executive officers.

Composition of the Board of Directors

Our business and affairs are managed under the direction of our board of directors. Our board of directors is composed of a majority of independent directors. Our amended and restated certificate of incorporation provides for a classified board of directors, with members of each class serving staggered three-year terms. We currently have two directors in Class I, three directors in Class II and two directors in Class III. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The terms of directors in Classes I, II and III end at the annual meetings in 2019, 2020 and 2021, as indicated below:

Class I:	Mr. Cella and Ms. Pelletier serve in the first class of directors of the board whose term expires at our 2019 annual meeting of stockholders;

Class II:	Mr. Fox, Mr. McAndrews and Mr. Tibbens serve in the second class of directors of the board whose term expires at our 2020 annual meeting of stockholders; and

Class III:	Ms. Catalano and Mr. Cobb serve in the third class of directors of the board whose term expires at our 2021 annual meeting of stockholders.

At the first annual meeting of stockholders following the Spin-off, the successors of Class I directors will be elected to serve for a term of three years each. Commencing with the second annual meeting of stockholders following the Spin-off, directors for each class will be elected at the annual meeting of stockholders held in the year in which the term for that class expires and thereafter each director will serve for a term of one year and until his or her successor is duly elected and qualified, or until his or her earlier resignation or removal. Consequently, by 2022, all of our directors will stand for election each year for one-year terms, and our board will therefore no longer be divided into three classes. At any meeting of stockholders for the election of directors at which a quorum is present, the election will be determined by a majority of the votes cast by the stockholders entitled to vote in the election, with directors not receiving a majority of the votes cast required to tender their resignations for consideration by the board of directors, except that in the case of a contested election, the election will be determined by a plurality of the votes cast by the stockholders entitled to vote in the election.

The number of members on our board of directors may be fixed by resolution adopted from time to time by the board of directors. Any vacancies or newly created directorships may be filled only by the affirmative vote of a majority of directors then in office, even if less than a quorum, or by a sole remaining director. Each director shall hold office until his or her successor has been duly elected and qualified, or until his or her earlier death, resignation or removal.

Director Independence

A majority of our board of directors is composed of directors who are “independent” as defined by the rules of the NASDAQ and the Corporate Governance Guidelines adopted by our board of directors. We will seek to have all of our nonmanagement directors qualify as “independent” under these standards. Our board of directors has established guidelines to assist it in making its determination of director independence. These guidelines provide that no director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with our Company or our subsidiaries (either directly or as a partner, stockholder or officer of an organization that has a relationship with our Company or any of our subsidiaries).

Our board of directors will assess on a regular basis, and at least annually, the independence of directors and, based on the recommendation of the Nominating and Corporate Governance Committee, will make a determination as to which members are independent. References to “Frontdoor” or the “Company” above include any subsidiary in a consolidated group with Frontdoor. The terms “immediate family member” and “executive officer” above have the same meanings specified for such terms in the NASDAQ listing standards.

Committees of the Board of Directors

Our board of directors has the following standing committees: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee.

Audit Committee. Our Audit Committee is responsible, among its other duties and responsibilities, for oversight of the following:

•	our accounting, financial and external reporting processes and practices;

•	the quality and integrity of our financial statements and the audits of such financial statements;

•	the independence, qualifications and performance of our independent registered public accounting firm;

•	the effectiveness of our internal control over financial reporting and the performance of our internal audit function;

•	our system of disclosure controls and procedures;

•	the policies for hiring employees or former employees of our independent registered accounting firm;

•	the review of our earnings press release as well as financial information and earnings guidance provided therein;

•

the review of the annual audited financial statements or quarterly financial statements, as applicable, and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained therein;

•	our compliance with legal and regulatory requirements and our standards of business conduct and ethics; and

•	the preparation of the Audit Committee report required to be included in our proxy statement.

In furtherance of the above, our Audit Committee is directly responsible for the appointment, compensation, retention and oversight of our independent registered public accounting firm. The charter of our Audit Committee is available without charge on our website.

The current members of the Audit Committee are Richard P. Fox (Chair), Peter L. Cella and Liane J. Pelletier. Our board of directors has designated Richard P. Fox, Peter L. Cella and Liane J. Pelletier as “audit committee financial experts” and has determined that each member is “financially literate” under the NASDAQ rules. Our board of directors also has determined that each member of the Audit Committee is “independent” as defined under the NASDAQ rules and Exchange Act rules and regulations.

Compensation Committee. Our Compensation Committee is primarily responsible, among its other duties and responsibilities, for the following:

•	reviewing and approving all forms of compensation to be provided to, and employment agreements with, the executive officers and directors of the Company and its subsidiaries (including the CEO);

•

establishing and overseeing the general compensation structure and policies of the Company and its subsidiaries and reviewing, approving and overseeing the administration of the employee benefits plans of the Company and its subsidiaries; and

•	reviewing and approving the “Compensation Discussion and Analysis” required to be included in our proxy statement.

Our Compensation Committee also periodically reviews management development and succession plans. The charter of our Compensation Committee is available without charge on our website.

The current members of the Compensation Committee are William C. Cobb (Chair), Anna C. Catalano and Liane J. Pelletier. Our board of directors has determined that each member of the Compensation Committee is “independent” as defined under the NASDAQ listing standards. The Compensation Committee has the authority to retain compensation consultants, outside counsel and other advisers.

Nominating and Corporate Governance Committee. Our Nominating and Corporate Governance Committee is primarily responsible, among its other duties and responsibilities, for the following:

•	identifying and recommending candidates to the board of directors for election to our board of directors;

•	reviewing the composition of our board of directors and its committees;

•	developing and recommending to the board of directors corporate governance guidelines that are applicable to us;

•	reviewing and evaluating current directors for re-nomination to the board of directors or re-appointment to any committee of our board of directors; and

•	overseeing the self-evaluation of our board of directors.

The charter of our Nominating and Corporate Governance Committee is available without charge on our website.

The current members of the Nominating and Corporate Governance Committee are Peter L. Cella (Chair), Richard P. Fox and Brian McAndrews. Our board of directors has determined that each member of the Nominating and Corporate Governance Committee is “independent” as defined under the NASDAQ listing standards.

Compensation Committee Interlocks and Insider Participation

Our Compensation Committee was established in 2018 in connection with the Spin-off. During 2018 prior to the Spin-off, we were not an independent company, and did not have a compensation committee or any other committee serving a similar function. Decisions as to the compensation of those who currently serve as our executive officers were made by ServiceMaster, as described in the section of this prospectus captioned “Executive Compensation.” During 2018 following the Spin-off, no member of the Compensation Committee was at any time an officer or employee of our Company or any of our subsidiaries nor was any such person a former officer of our Company or any one of our subsidiaries. During 2018, there were no related party or conflicts of interest transactions between our Company and any of our Compensation Committee members that require disclosure under SEC rules.

Corporate Governance

Board Leadership Structure

Our board of directors is currently led by our Chairman, William C. Cobb. As stated in our Corporate Governance Guidelines, the board has no policy with respect to the separation of the offices of Chairman of the Board and CEO. The board believes it is important to retain its flexibility to allocate the responsibilities of the offices of the Chairman and CEO in any way that is in the best interests of the Company at a given point in time. The board believes this governance structure currently promotes a balance between the board’s independent authority to oversee our business and the CEO and his management team who manage the business on a day-to-day basis. The board expects to periodically review its leadership structure to ensure that it continues to meet our needs.

Executive Sessions

Our board of directors holds regular and special meetings throughout each calendar year. In conjunction with those meetings, executive sessions, which are meetings of the independent directors, are regularly scheduled throughout the year. Our non-executive Chairman will preside over the executive sessions of the board. The committees of the board, as described more fully above, also meet regularly in executive sessions.

Selection of Nominees for Election to the Board

Our Corporate Governance Guidelines provide that the Nominating and Corporate Governance Committee will identify and select, or recommend that the board select, board candidates who the Nominating and Corporate Governance Committee believes are qualified and suitable to become members of the board consistent with the criteria for selection of new directors adopted from time to time by the board. The Nominating and Corporate Governance Committee will consider, among other things, the board’s current composition, including expertise, diversity, and balance of inside, outside and independent directors, and considers the general qualifications of the potential nominees, such as: integrity and honesty; the ability to exercise sound, mature and independent business judgment in the best interests of the stockholders as a whole; a background and experience with operations, finance or marketing or other fields that will complement the talents of the other board members; willingness and capability to take the time to actively participate in board and committee meetings and related activities; ability to work professionally and effectively with other board members and the Company’s management; availability to remain on the board long enough to make an effective contribution; satisfaction of applicable independence standards; and absence of material relationships with competitors or other third parties that could present realistic possibilities of conflict of interest or legal issues. While neither the Nominating and Corporate Governance Committee nor the board has adopted a formal policy regarding diversity, they evaluate each candidate in the context of the board’s membership as a whole and seek to achieve a mix of members that represents a diversity of background and experience in order to promote the representation of diverse views on the board.

In identifying candidates for election to the board of directors, the Nominating and Corporate Governance Committee will consider nominees recommended by directors, stockholders and other sources. The Nominating and Corporate Governance Committee will review each candidate’s qualifications, including whether a candidate possesses any of the specific qualities and skills desirable in certain members of the board of directors. Evaluations of candidates generally involve a review of background materials, internal discussions and interviews with selected candidates as appropriate. Upon selection of a qualified candidate, the Nominating and Corporate Governance Committee will recommend the candidate for consideration by the full board of directors. The Nominating and Corporate Governance Committee may engage consultants or third-party search firms to assist in identifying and evaluating potential nominees.

The Nominating and Corporate Governance Committee will consider director candidates proposed by stockholders on the same basis as recommendations from other sources. Any stockholder who wishes to recommend a prospective candidate for the board of directors for consideration by the Nominating and Corporate Governance Committee may do so by submitting the name and qualifications of the prospective candidate in writing to the following address: c/o Corporate Secretary, frontdoor, inc., 150 Peabody Place, Memphis TN 38103. Any such submission should also describe the experience, qualifications, attributes and skills that make the prospective candidate a suitable nominee for the board of directors. Our amended and restated bylaws set forth the requirements for direct nomination by a stockholder of persons for election to the board of directors.

Corporate Governance Guidelines

Our board of directors has adopted Corporate Governance Guidelines to address significant corporate governance issues. A copy of these guidelines is available on our website. These guidelines provide a framework for our corporate governance initiatives and cover topics including, but not limited to, director qualification and responsibilities, board composition, director compensation and management and succession planning. The Nominating and Corporate Governance Committee is responsible for overseeing and reviewing the guidelines and reporting and recommending to our board of directors any changes to the guidelines.

Stockholder Engagement

We expect all of our directors to attend our annual meetings of stockholders and be available to answer questions from stockholders at the meetings. Between meetings, we expect Rexford J. Tibbens, our President and Chief Executive Officer, and/or Brian K. Turcotte, our Senior Vice President and Chief Financial Officer, to engage with stockholders on a regular basis at industry and financial conferences, road shows, and one-on-one meetings.

Communicating with the Board of Directors

Any stockholder or interested party who wishes to communicate with our board of directors as a whole, the independent directors, or any individual member of the board or any committee of the board may write to or email the Company at: c/o Corporate Secretary, frontdoor, inc., 150 Peabody Place, Memphis, Tennessee 38103 or Board_of_Directors@frontdoorhome.com.

Our board of directors has designated our General Counsel or his or her designee as its agent to receive and review written communications addressed to the board, any of its committees, or any board member or group of members. The General Counsel or his or her designee may communicate with the sender for any clarification. In addition, the General Counsel or his or her designee will promptly forward to the chair of the Audit Committee and our General Counsel, as applicable, any communication alleging legal, ethical or compliance issues by management or any other matter deemed by the General Counsel or his or her designee to be potentially material to us. As an initial matter, the General Counsel or his or her designee will determine whether the communication is a proper communication for the board. The General Counsel or his or her designee will not forward to the board, any committee or any director communications of a personal nature or not related to the duties and responsibilities of the board, including, without limitation, junk mail and mass mailings, business solicitations, routine customer service complaints, new product or service suggestions, opinion survey polls or any other communications deemed by the General Counsel or his or her designee to be immaterial to the Company.

Separately, our board of directors has established a whistleblower policy for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by associates of the Company of concerns regarding questionable accounting or auditing matters.

Director Qualification Standards

The Nominating and Corporate Governance Committee charter sets forth certain criteria for the committee to consider in evaluating potential director nominees. In addition to evaluating a potential director’s independence, the committee will consider, among other things, whether director candidates have relevant experience in business and industry, government, education and other areas, and will monitor the mix of skills and experience of directors in order to assure that our board of directors will have the necessary breadth and depth to perform its oversight function effectively. The committee may reevaluate the relevant criteria for board membership from time to time in response to changing business factors or regulatory requirements. Our full board of directors will be responsible for selecting candidates for election as directors based on the recommendation of the Nominating and Corporate Governance Committee.

Risk Oversight

Our board of directors as a whole has responsibility for overseeing our risk management. The board of directors exercises this oversight responsibility directly and through its committees. The oversight responsibility of the board of directors and its committees is informed by reports from our management team and from our internal audit department that are designed to provide visibility to the board of directors into the identification and assessment of key risks and our risk mitigation strategies. The full board of directors has primary responsibility for evaluating strategic and operational risk management including cybersecurity risk, and succession planning. Our Audit Committee is responsible for overseeing our major financial and accounting risk exposures and the steps our management has taken to monitor and control these exposures, including policies and procedures for assessing and managing risk, including oversight of compliance related to legal and regulatory exposure, and meets regularly with our chief legal and compliance officers. Our Audit Committee also undertakes responsibility for overseeing cybersecurity risk, including policies and procedures for assessing and managing that risk, and periodically meets with appropriate members of our management team regarding such risk. Our Compensation Committee evaluates risks arising from our compensation policies and practices, as more fully described below. The Audit Committee and Compensation Committee provide reports to the full board of directors regarding these and other matters.

Code of Conduct and Financial Code of Ethics

Our board of directors has adopted a Financial Code of Ethics that applies to the CEO, CFO and Controller, or persons performing similar functions, and other designated officers and associates. Our board of directors also has adopted a Code of Conduct that applies to all of our directors, officers and associates. The Financial Code of Ethics and Code of Conduct each address matters such as conflicts of interest, confidentiality, fair dealing and compliance with laws and regulations. The Financial Code of Ethics and the Code of Conduct are available without charge on our website.

We will promptly disclose any substantive changes in or waiver of, together with reasons for any waiver of, either of these codes granted to our executive officers, including our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions, and our directors, by posting such information on our website.

Certain Securities Transactions

Short Selling

Our board of directors has adopted a policy that prohibits our directors and executive officers from short sales and transactions in puts and calls of our securities. Short sales of our securities evidence an expectation on the part of the seller that such securities will decline in value and signal to the market an absence of confidence in our short-term prospects. Short sales may also reduce the seller’s incentive to improve our performance.

Pledges and Hedges

In addition, the policy prohibits any of our directors and executive officers from pledging our securities or engaging in hedging transactions in our securities unless approved by the Compensation Committee. Certain forms of hedging or monetization transactions (such as zero-cost collars and forward sale contracts) allow a person to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential appreciation in the stock. These transactions allow the person to continue to own the stock, but without the full risks and rewards of ownership. When that occurs, the person may no longer have the same objectives as our other stockholders.

Procedures for Treatment of Complaints Regarding Accounting, Internal Accounting Controls, and Auditing Matters

In accordance with the Sarbanes-Oxley Act, our board of directors has adopted procedures for the receipt, retention and treatment of complaints regarding accounting controls or auditing matters and to allow for the confidential, anonymous submission by employees and others of concerns regarding questionable accounting or auditing matters.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Prior to the Spin-off, we were a wholly-owned subsidiary of ServiceMaster. On October 1, 2018, the Spin-off was completed by a pro rata distribution to ServiceMaster’s stockholders of approximately 80.2% of our common stock. Each holder of ServiceMaster common stock received one share of our common stock for every two shares of ServiceMaster common stock held at the close of business on September 14, 2018, the record date of the distribution. In connection with the Spin-off, we formed our own Compensation Committee that is responsible for our executive compensation philosophy and programs prospectively, which may be different from the compensation programs that were in place for 2018. The Compensation Committee has the flexibility to establish appropriate compensation policies to attract and retain executives who are best positioned to execute on our business strategy.

Our named executive officers (“NEOs”) for 2018 were as follows:

•	Rexford J. Tibbens, President and Chief Executive Officer (“CEO”);

•	Brian K. Turcotte, Senior Vice President and Chief Financial Officer; and

•	Jeffrey A. Fiarman, Senior Vice President, General Counsel and Secretary.

Prior to the Spin-off, each of our NEOs was employed by ServiceMaster. Mr. Tibbens was hired to serve as our President and CEO, effective May 15, 2018. Mr. Turcotte, previously Treasurer and Vice President of Investor Relations of ServiceMaster, was promoted to serve as our Senior Vice President and Chief Financial Officer, effective July 25, 2018. Mr. Fiarman was hired to serve as our Senior Vice President, General Counsel and Secretary, effective August 27, 2018.

Our historical compensation strategy was primarily determined by the Compensation Committee of the Board of Directors of ServiceMaster (the “ServiceMaster Compensation Committee”), which approved and oversaw the administration of ServiceMaster’s executive compensation program during the first nine months of the 2018 fiscal year. Following the Spin-off, the Compensation Committee determined the Company’s executive compensation for the months of October, November and December 2018, and will continue to determine executive compensation for 2019 and beyond.

Since the information presented in this prospectus relates to the full 2018 fiscal year, where appropriate, this Compensation Discussion and Analysis describes ServiceMaster’s compensation programs and decisions with respect to 2018, including elements of the compensation of our NEOs prior to the Spin-off as determined by the ServiceMaster Compensation Committee. Our compensation philosophy applicable for the last three months of 2018 was similar to ServiceMaster’s compensation philosophy for the preceding nine months and, as we move forward into 2019, we have refined, and expect to continue to refine, our compensation philosophy to both better align with our overarching business rationale as a newly independent public company and to be more reflective of our industry, business strategies and objectives, and peers.

Objectives of Our Compensation Program

Our compensation plans for executive officers (including the NEOs) are designed to:

•

Align executive interests with those of shareholders by focusing management on the attainment of the Company’s strategic objectives, rewarding long-term, value-creating growth, and encouraging stock ownership;

•

Support the building of a highly engaged, high performance culture with a strong shared talent mindset in support of a one company philosophy as measured through the Company’s employee engagement survey, and succession plans for key positions;

•	Attract, retain, focus, and reward highly motivated talent with strong team orientation and sense of accountability;

•	Be performance-based, with variable pay constituting a significant portion of total compensation, with differentiated awards based on an executive’s individual performance;

•	Encourage appropriate, and not excessive, risk taking;

•	Encourage equity ownership among executives; and

•

Target total direct compensation consisting of salary, annual cash incentive and long-term equity-based incentive awards to be competitive with our peer group to encourage growth and scale, while recognizing key competitive, fairness and performance considerations.

We believe that our pay actions for 2018 and the programs we have established for 2019 fully reflect these objectives.

Elements of Executive Compensation, including for NEOs

To meet these objectives, our executive compensation program consists of the following elements:

•	Salary, which is intended to attract and retain highly qualified executives and to recognize individual performance by the executive;

•	Annual cash incentive awards, which are intended to motivate each executive to achieve short-term Company performance goals while contributing to the attainment of long-term business objectives;

•	Special cash and/or equity awards for recruitment, retention or promotions from time to time;

•

Annual long-term equity incentive awards to motivate executives to achieve long-term performance goals and to provide equity ownership of our common stock to our executives to ensure goal alignment with our stockholders; and

•

Employee benefits, including retirement benefits, health and welfare benefits, perquisites, new hire bonus and relocation benefits, which are intended to attract and retain qualified executives by ensuring that our benefit programs are competitive.

Each of these elements, discussed in more detail below, plays an integral role in our balancing of executive rewards over short- and long-term periods and our ability to attract and retain key executives. We believe the design of our executive compensation program creates alignment between performance achieved and compensation awarded and motivates achievement of both annual goals and sustainable long-term performance.

Determination of Executive Compensation

Role of the Compensation Committee and Management

The role of our Compensation Committee is to assist our board of directors in the discharge of its responsibilities relating to our executive compensation program. The Compensation Committee is responsible for establishing, administering and monitoring our policies governing the compensation for our executive officers, including determining salaries and short-term and long-term incentive awards.

The Compensation Committee will determine the CEO’s compensation and report and discuss the approved compensation with our board of directors. Our CEO will recommend to the Compensation Committee compensation for our other executive officers based on his assessment of each executive officer’s area of responsibility, individual performance, overall contribution and prevailing economic conditions. In the fourth quarter of 2018, our CEO provided input to the Compensation Committee regarding compensation mix, incentive plan design, and pay levels and inducement packages pertaining to the recruitment of new executives. These items were assessed by the Compensation Committee, with input from the Compensation Committee’s independent compensation consultant, Farient Advisors LLC (“Farient”), and considered by the Compensation

Committee as part of its evaluation of our executive compensation program design. Management will continue to play an active role in evaluating our executive leadership team and determining their compensation in support of the Compensation Committee’s activities. However, the CEO does not play a role in determining his own compensation.

We believe that our executive compensation program must be attractive to compete in the market for executive talent and must support our growth strategy and business objectives. As a result of this focus, we rely on competitive pay practices and individual and business performance in determining the compensation of our executives. In making these compensation determinations, we also consider historical individual compensation levels and historical company payout levels for annual cash incentives. The executive compensation program and underlying philosophy are reviewed at least annually to determine what, if any, modifications should be considered.

Role of the Independent Compensation Consultant

On October 2, 2018, the Compensation Committee engaged the services of Farient as the Compensation Committee’s independent compensation consultant. During the compensation planning process, the Compensation Committee expects that Farient will provide analysis, recommendations, and advice, which will inform the Compensation Committee’s decisions. Farient’s services include, but are not limited to: (i) providing market pay comparisons pertaining to the Company’s executives; (ii) assisting in the design and administration of executive incentive plans to ensure appropriate linkage to shareholder value creation; (iii) updating the Compensation Committee on governance trends relating to executive compensation; and (iv) reviewing various proposals presented by management to the Compensation Committee on executive compensation matters. Pursuant to SEC rules, the Compensation Committee has assessed the independence of Farient and has concluded that Farient and the individual compensation advisers employed by Farient are independent and have no conflicts of interests that would prevent Farient from independently providing services to the Compensation Committee.

Peer Group

Our peer group was established in connection with the Spin-off with input from members of the ServiceMaster Board of Directors and our CEO and reflects a group of companies with similar or adjacent business models and who source talent from the same labor pools as the Company. In determining the peer group, the size and performance of the companies were taken into consideration, with revenues generally ranging from 0.3 to 2.5 times the revenue of the Company. The appropriateness of the companies comprising the peer group will be reassessed annually, and any changes to the composition of the group will be subject to approval by the Compensation Committee.

Peer Group
ANGI Homeservices	Pandora Media, Inc.
Chemed Corporation	Redfin Corp.
Etsy, Inc.	Shutterfly, Inc.
FirstService Corporation	Weight Watchers International, Inc.
GrubHub, Inc.	Yelp Inc.
H&R Block, Inc.	Zillow Group, Inc.
HomeServe plc

Following the Spin-off, the Compensation Committee has used the peer group as a reference point when reviewing the competitiveness of our executive compensation program and assisting with the design and operation of our annual incentive plan and long-term incentive awards.

Employment Agreements

Other than with respect to Mr. Tibbens, none of our NEOs have employment agreements relating to their employment with the Company. Mr. Tibbens was hired to serve as our President and CEO pursuant to an employment agreement with us, effective May 15, 2018. Mr. Turcotte was offered the position of Senior Vice President and Chief Financial Officer pursuant to an offer letter dated July 17, 2018. Mr. Fiarman was offered the position of Senior Vice President, General Counsel and Secretary pursuant to an offer letter dated July 5, 2018, and commenced employment on August 27, 2018. The material terms of Mr. Tibbens’ employment agreement and the offer letters we entered into with Messrs. Turcotte and Fiarman are described below under “—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table—Employment Agreement and Offer Letters.”

Components of Compensation

Pay Component	Role	Key Characteristics and Considerations
Salary	• Fixed portion of annual cash pay

•  Value of role in competitive marketplace

•  Value of role to the company

•  Skills experience and future potential of executives

•  Performance record of the executive

•  The difficulty of replacing the executive

Annual Incentive Plan • Cash Payouts	• Variable, at-risk portion of annual cash pay • Focus executives on annual corporate and departmental objectives that support our long-term strategy

•  Goals tied to key indicators of the Company’s success

•  For certain executives, annual incentive awards were guaranteed at target (prorated for service) for 2018 as a necessary inducement to join the Company

Long-term Incentives • Stock Options • Restricted Stock Units (“RSUs”)	• Align interests of executives and shareholders • Encourage equity ownership • Encourage retention of key talent

•  Realized value based on stock price performance

•  Awards with vesting periods that stretch over multiple fiscal years to create balance between short- and long-term objectives

•  In connection with the Spin-off, a portion of ServiceMaster equity was converted into Company equity, with vesting preserved in accordance with the original grant provisions

Sign-on Awards • Cash Payouts • Stock Options • RSUs	• Enable the successful recruitment of talented executives	• Cash and/or equity awards applied on a case by case basis to certain executives as an inducement to join the Company • Equity awards are time-vested

Pay Component	Role	Key Characteristics and Considerations

Benefits, Perquisites and Severance Protection	• Support the health and security of our executives and employees • Provide the opportunity for executives, like employees, to save on a tax-favored basis

•  Low emphasis on benefits and perquisites as a compensation element

•  Welfare and retirement benefits for executives same as those for all employees

•  Benefits, perquisites, and severance protection for executives based on competitive marketplace considerations and consistent with standards of good governance

Salary

The Compensation Committee will annually review the salaries of our executive officers and other members of the senior leadership team. The Compensation Committee may take into account various factors when considering annual merit increases, including: (i) competitive practice among the Company’s peer group, as well as general industry practice; (ii) the Company’s financial performance in the prior year and expectations for the coming year; and (iii) the impact that increased fixed costs will have on the ability to meet the Company’s annual operating plan.

The following table sets forth information regarding the 2018 salaries for our NEOs, which were set pursuant to their respective employment agreement or offer letter, as applicable.

Named Executive Officer	Salary as of December 31, 2018
Mr. Tibbens	$800,000
Mr. Turcotte	$430,000
Mr. Fiarman	$430,000

Effective as of April 1, 2019, the Compensation Committee determined to increase the salary of Mr. Turcotte from $430,000 to $460,100.

Annual Cash Incentive Awards

2018 Annual Cash Incentive Awards

Pursuant to the terms of their respective employment agreement or offer letter, each NEO was assigned an annual incentive target expressed as a percentage of salary. The specific target bonus for each NEO is listed in the table below:

Named Executive Officer	Annual Incentive Target as of Percentage of Salary
Rexford J. Tibbens, President and Chief Executive Officer	100	%(1)
Brian K. Turcotte, Senior Vice President and Chief Financial Officer	60%
Jeffrey A. Fiarman, Senior Vice President, General Counsel and Corporate Secretary	60	%(2)

(1)	For 2018, pursuant to the terms of his employment agreement, Mr. Tibbens’ annual cash incentive award was guaranteed to be no less than target, prorated for service during the 2018 fiscal year.
(2)	For 2018, pursuant to the terms of his offer letter, Mr. Fiarman’s annual cash incentive award was guaranteed to be no less than target, prorated for service during the 2018 fiscal year.

In February 2019, the Compensation Committee exercised its discretion to award annual cash incentive awards to eligible employees, including the NEOs, in recognition of the significant efforts made in executing the Company’s Spin-off and to enhance retention of key talent at a critical time of transition following the Spin-off. Since NEOs were originally awarded annual cash incentive awards under the ServiceMaster 2018 annual cash incentive program, which did not reflect input from our Compensation Committee, our Compensation Committee determined not to formulaically apply the program to our NEOs. Instead, the Compensation Committee used the ServiceMaster 2018 annual cash incentive program as a reference point when determining 2018 annual cash incentive awards. Accordingly, in February 2019, the Compensation Committee awarded Messrs. Tibbens, Turcotte and Fiarman bonuses in the amount of $500,000, $163,940 and $86,000, respectively. Bonus amounts for Messrs. Tibbens and Fiarman reflect their target annual cash incentive award, pro-rated for service during the 2018 fiscal year, as guaranteed by their employment agreement and offer letter, respectively.

2019 Annual Incentive Plan Awards

In February 2019, the Compensation Committee approved the framework for a new annual cash incentive plan (the “2019 AIP”) that is designed to reward the achievement of specific pre-set financial and strategic results measured over a fiscal year.

The Compensation Committee determined that incentives under the 2019 AIP will based on our performance with respect to the following performance goals with the following weightings: (1) Adjusted EBITDA (37.5%), (2) revenue (37.5%); and (3) one or more strategic performance goals (25%). The weighted achievement factor for each of the performance measures will be determined by multiplying the weight attributed to each performance measure by the applicable achievement factor for each measure based on the Company’s fiscal 2019 performance. For the performance measures, the achievement factor will generally be determined by measuring actual performance against the target goal based on a pre-established scale that provides for 25% for threshold performance, 100% for target performance, and 175% for maximum performance. For actual performance between the specified threshold, target, and maximum levels, the resulting achievement factor will be adjusted on a linear basis. Actual amounts paid under the 2019 AIP will be calculated by multiplying each NEO’s salary earned and paid in fiscal 2019 by (i) his 2019 AIP target annual cash incentive opportunity (which is reflected as a percentage of eligible salary) and (ii) the executive’s weighted achievement factor. Notwithstanding the establishment of the performance measures and the formula for determining the 2019 AIP award payment amounts, the Compensation Committee can exercise positive or negative discretion and award a greater or lesser amount to our NEOs than the amount determined by the 2019 AIP award formula if, in the exercise of its business judgment, the Compensation Committee determines that a greater or lesser amount is warranted under the circumstances.

Sign-on, Retention and Discretionary Bonuses

From time to time, we may award sign-on, retention and discretionary bonuses to attract or retain executive talent. Generally, sign-on bonuses are used to incentivize candidates to leave their current employers or may be used to offset the loss of unvested compensation they may forfeit as a result of leaving their current employers.

In connection with the commencement of his respective employment with us in 2018, Mr. Fiarman was provided with a $200,000 cash sign-on bonus.

In connection with the Spin-off, in 2017 ServiceMaster granted Mr. Turcotte a cash retention award of $154,000, of which 50% was paid at the completion of the Spin-off and the other 50% will pay out on the six month anniversary of the Spin-off, subject to his continued employment. If Mr. Turcotte is terminated without cause or due to his death or disability, he will receive a prorated portion of the remaining retention award.

Long-Term Equity Incentive Awards

2018 ServiceMaster Long-Term Equity Incentive Awards

Pursuant to the terms of Mr. Tibbens’ employment agreement, the ServiceMaster Compensation Committee approved a prorated annual stock option award of ServiceMaster stock options with a grant date fair value of $625,000 (36,338 options), a prorated annual RSU award of ServiceMaster RSUs with a grant date fair value of $625,000 (10,952 RSUs), a sign-on stock option award of ServiceMaster stock options with a grant date fair value of $1,000,000 (58,140 options) and a sign-on RSU award of ServiceMaster RSUs with a grant date fair value of $1,000,000 (17,523 RSUs). These awards were approved with a grant date of May 15, 2018. The prorated annual stock option award granted to Mr. Tibbens vests and becomes exercisable in equal annual installments on the first four anniversaries of the February 18, 2018 vesting reference date, and the sign-on option award vests and becomes exercisable in equal annual installments on the first four anniversaries of the grant date, subject, in each case, to his continued employment with the Company. The prorated annual RSU award granted to Mr. Tibbens vests in equal annual installments on the first three anniversaries of the February 18, 2018 vesting reference date, and the sign-on RSU award vests in equal annual installments on the first three anniversaries of the grant date, subject, in each case, to his continued employment with the Company.

Upon promotion as the Company’s Chief Financial Officer, Mr. Turcotte was granted 4,333 ServiceMaster RSUs, which vest in equal installments on the first three anniversaries of the July 23, 2018 grant date, subject to his continued employment. Mr. Turcotte also received a 2018 annual award of 7,449 ServiceMaster stock options that vest and become exercisable in equal installments on the first four anniversaries of February 18, 2018; and an award of 2,421 RSUs that will vest in equal installments on the first three anniversaries of February 18, 2018, subject in each case to his continued employment with the Company. Mr. Fiarman received a sign-on award of ServiceMaster RSUs with a grant date value of $250,000 (4,126 RSUs) that vest in equal installments on the first three anniversaries of the grant date, subject to his continued employment. These awards were made to Mr. Fiarman with a grant date of August 27, 2018.

In connection with the Spin-off and pursuant to the employee matters agreement, all ServiceMaster option awards were adjusted in order to preserve the aggregate value of the original ServiceMaster award and converted into stock options of the Company. In addition, pursuant to the Employee Matters Agreement, all ServiceMaster RSU awards granted on or after April 23, 2018, and, as elected by Mr. Turcotte, Mr. Turcotte’s awards granted prior to April 23, 2018, were converted into RSUs of the Company and similarly adjusted to preserve the aggregate value of the original ServiceMaster award. The vesting terms of the awards did not change.

The table below summarizes the ServiceMaster equity awards that were granted to each of the NEOs in 2018, as converted into Company equity awards upon the Spin-off.

Named Executive Officer	Number of Company Stock Options	Number of Company RSUs
Mr. Tibbens	141,574	42,560
Mr. Turcotte	11,150	10,094
Mr. Fiarman	—	6,167

New Long-Term Equity Incentive Award Program

In connection with the Spin-off, our Board of Directors adopted and approved, and received shareholder approval of, the 2018 Omnibus Incentive Plan (the “2018 Plan”), effective as of October 1, 2018, which will allow us to design and implement a new long-term incentive program to align our executive compensation package with similarly situated public companies. The primary vehicles for delivering long-term incentives currently are time-vested stock options and restricted stock units. The Compensation Committee believes that options create strong alignment with shareholder interests, since value is delivered only in the event of share price appreciation. Meanwhile, time-vested restricted stock units balance the appreciation orientation of stock options with the objectives of real ownership and retention. Performance share units or other forms of performance-based incentive equity compensation may be used to supplement these long-term incentive vehicles to further enhance alignment with shareholder interests.

Fiscal 2019 Long-Term Incentive Awards

On February 11, 2019, the Compensation Committee approved long-term equity incentive awards for 2019, 50% of which will be comprised of stock options and 50% of which will be comprised of time-vesting RSUs. The LTI Awards are expected to be granted in March 2019. The target total grant date fair values for each of Messrs. Tibbens, Turcotte and Fiarman will be 250%, 125% and 125% of their respective salaries.

The RSUs will vest in equal annual installments on the first three anniversaries of the grant date, subject to the executive’s continued employment through the applicable vesting date. With respect to the options, 25% will vest on the first anniversary of the grant date and 6.25% will vest each quarterly anniversary thereafter, in each case, subject to the executive’s continued employment through the applicable vesting date. The post-termination vesting and exercise rights will be substantially the same as the rights that apply to the stock options and RSUs (other than Mr. Tibbens’ sign-on RSUs) granted to the NEOs in 2018 and described below under the heading “—Potential Payments Upon Termination or Change in Control—Equity Awards.”

Fiscal 2019 Performance Awards

In order to reinforce the performance and growth agenda of the Company, in February 2019, the Compensation Committee also approved one-time performance-based RSU awards (“PRSUs”) for each of our NEOs pursuant to the 2018 Plan. The PRSUs are expected to be granted in March 2019. The target PRSU dollar values for each of Messrs. Tibbens, Turcotte and Fiarman will be $2,000,000, $537,500 and $430,000, respectively. The target PRSU dollar values will be converted into a number of PRSUs based on the closing price of the Company’s common stock on the Nasdaq on the trading day that immediately precedes the grant date. The PRSUs will provide that 50% of the award will vest if the Company achieves certain revenue performance goals and the remaining 50% of the PRSUs will generally vest if the Company achieves certain weighted average market cap (“WAMC”) performance goals, in each case, measured over four consecutive fiscal quarters during the five-year performance period. If the PRSUs do not vest prior to the end of the five-year performance period, the total number of PRSUs that vest at the end of the performance period will range from 0% to 100% as determined by measuring actual performance over the final four fiscal quarters of the performance period against the performance goals based on a pre-established scale.

If the executive’s employment terminates for any reason other than as described below, all unvested PRSUs will be forfeited. Upon death or disability during the performance period, the PRSUs will remain eligible to vest for the entire performance period based on the Company’s actual performance. If the executive’s employment is terminated without cause or the executive terminates his employment for good reason, the PRSUs will continue to vest until the earlier of (1) the end of the performance period or (2) two quarters following the quarter in which the termination occurs. Upon a change in control during the performance period, the PRSUs will immediately vest in full.

Retirement Benefits

Our employees, including the NEOs, are generally eligible to participate in the Frontdoor Profit Sharing and Retirement Plan, as it may be amended from time to time (the “PSRP”). The PSRP is a tax qualified 401(k) defined contribution plan under which we may make discretionary matching contributions. Similar to ServiceMaster’s approach, we provide for a matching contribution in the PSRP where associates receive a dollar-for-dollar match on the first one percent of their contributions, and then a $0.50 per dollar match on the next two percent to six percent contributed.

Employee Benefits and Executive Perquisites

We offer a variety of health and welfare programs to all eligible employees, including the NEOs. The NEOs are eligible for the same health and welfare benefit programs on the same basis as the rest of our employees, including medical and dental care coverage, life insurance coverage and short- and long-term disability.

We limit the use of perquisites as a method of compensation and provide executive officers with only those perquisites that we believe are reasonable and consistent with our compensation goal of enabling us to attract and retain superior executives for key positions.

In connection with their hiring, Messrs. Tibbens and Fiarman were entitled to benefits pursuant to the Company’s executive relocation program, including reimbursement of relocation expenses in accordance with the terms and conditions of that program. In addition, pursuant to Mr. Tibbens’ employment agreement, through the first anniversary of May 15, 2018, he is entitled to corporate housing in the Corporate Headquarters area and reimbursement for reasonable weekly commuting expenses between Seattle, Washington, and Memphis, Tennessee, consistent with the business travel reimbursement policies applicable to the Company’s executive officers, each on a fully tax grossed-up basis. Pursuant to the terms of Mr. Fiarman’s offer letter, the Company covers reasonable commuting expenses from Connecticut to Memphis, Tennessee up to a maximum of 50 round trips per year, including both airfare and ground transportation, consistent with the business travel policies applicable to the Company’s executive team members.

Post-Termination Compensation

Messrs. Tibbens and Fiarman each have a severance arrangement with us either as part of their employment agreement, in the case of Mr. Tibbens, or offer letter, in the case of Mr. Fiarman. The severance benefits that Messrs. Tibbens and Fiarman are entitled to pursuant to the terms of their respective employment agreement or offer letter, as applicable, are described in detail below under the heading “—Potential Payments Upon Termination or Change in Control—Severance Benefits—Employment Arrangements.” For a description of the potential vesting of outstanding equity awards that may occur in connection with certain termination events, see “—Potential Payments Upon Termination or Change in Control—Equity Awards” below.

Clawback Policy

In connection with the Spin-off, our board of directors adopted a clawback policy that provides the Compensation Committee with the discretion to claw back performance-based compensation under certain circumstances in the event of a restatement of the Company’s financial statements or misconduct.

Stock Ownership Guidelines

We anticipate that our board of directors will adopt stock ownership guidelines for members of the board of directors and for executive officers of the Company in order to further align the interests of our directors’ and executive officers’ with those of our other stockholders.

SUMMARY COMPENSATION TABLE

The table below summarizes the compensation paid to or earned by each of our NEOs for fiscal 2018. Amounts for 2018 reflect compensation paid to our NEOs by ServiceMaster prior to the Spin-off and by us after the Spin-off.

Name and Principal Position	Fiscal Year	Salary(1)	Bonus(2)		Stock Awards(3)	Option Awards(4)	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings(5)	All Other Compensation		Total
Rexford J. Tibbens	2018	$500,000	$500,000		$1,625,069	$1,781,569	—	—	$143,151	(6)	$4,549,789
President and Chief Executive Officer

Brian K. Turcotte	2018	$384,836	$240,940	(7)	$382,583	$131,997	—	—	$9,625	(8)	$1,149,981
Senior Vice President and Chief Financial Officer

Jeffrey A. Fiarman	2018	$143,333	$286,000	(9)	$250,036	—	—	—	$74,192	(10)	$753,561
Senior Vice President, General Counsel and Secretary

(1)

Amounts reported reflect the NEO’s annual salary earned during the fiscal year paid by ServiceMaster prior to the Spin-off and by the Company after the Spin-off, taking into account increases, if any, in salary during the course of the year, and are not reduced to reflect the NEO’s election, if any, to defer receipt of salary into our savings plan for salaried U.S. employees. Such increases in annual salary, if any, for NEOs were determined following the beginning of that year. Mr. Tibbens’ salary earned in fiscal 2018 reflects that portion of his annual salary earned from May 15, 2018, the date he joined the Company as its President and Chief Executive Officer, and that there were no increases in his annual salary after the date he joined the Company. Mr. Fiarman’s salary earned in fiscal 2018 reflects that portion of his annual salary earned from August 27, 2018, the date he joined the Company as its Senior Vice President, General Counsel and Secretary, and there were no increases to his annual salary after the date he joined the Company. Mr. Turcotte’s salary reflects an increase in annual salary in connection with his promotion to Senior Vice President and Chief Financial Officer of the Company. Therefore, salary earned in fiscal 2018 for Mr. Turcotte reflects a salary paid at different annual rates during such fiscal year. For additional details on actions taken with respect to the salaries of the applicable NEOs in fiscal 2018, see “—Compensation Discussion and Analysis—Determination of Executive Compensation—Salary”.

(2)

For additional details with respect to fiscal 2018 bonus determinations, see “—Compensation Discussion and Analysis—Determination of Executive Compensation—Annual Cash Incentive Awards—2018 Annual Cash Incentive Awards” above.

(3)

Amounts reported reflect the aggregate grant date fair value as calculated in accordance with applicable accounting standards with respect to time-vesting RSU awards that were granted by ServiceMaster to the NEOs in fiscal 2018 prior to the Spin-off and converted into Company awards in connection with the Spin-off as described in “—Compensation Discussion and Analysis—Determination of Executive Compensation—2018 ServiceMaster Long-Term Equity Incentive Awards” above. The grant date fair value with respect to the ServiceMaster RSU awards was based solely on the closing price of ServiceMaster common stock on the NYSE on the day before each applicable grant date or if the market was closed on the date of grant, the last trading day that immediately preceded the day before each applicable grant date.

(4)

Amounts reported reflect the aggregate grant date fair value as calculated in accordance with applicable accounting standards with respect to time-vesting stock option awards that were granted by ServiceMaster to the NEOs in fiscal 2018 prior to the Spin-off and converted into Company awards in connection with the Spin-off as described in “—Compensation Discussion and Analysis—Determination of Executive Compensation—2018 ServiceMaster Long-Term Equity Awards” above. The assumptions made in determining option values with respect to awards granted during fiscal 2018 are disclosed in Note 10 to the audited consolidated and combined financial statements included elsewhere in this prospectus.

(5)	The Company does not have a non-qualified deferred compensation plan. Prior to the Spin-off, none of the NEOs participated in the ServiceMaster non-qualified deferred compensation plan.
(6)

Amount reported for Mr. Tibbens includes relocation benefits, and the related tax-gross payment, pursuant to the terms of his employment agreement in the following amounts: $36,650 for temporary housing paid by the Company, $22,274 for reimbursement of additional relocation expenses under the Company’s executive relocation program and $42,911 in related tax gross-up payments. Amounts reported also include reimbursement of legal expenses related to the negotiation of Mr. Tibbens employment contract with the Company, reimbursement for commuting costs, as well as amounts related to the personal use of the ServiceMaster aircraft and related tax gross-up payment and contributions by the Company to its savings plan for salaried U.S. employees for Mr. Tibbens’ benefit.

(7)

Prior to, and in connection with the Spin-off, ServiceMaster granted Mr. Turcotte a cash retention award of $154,000, of which $77,000 was paid in 2018 at the completion of the Spin-off and the other $77,000 will pay out in fiscal 2019 on the six-month anniversary of the Spin-off, subject to his continued employment. For additional information regarding Mr. Turcotte’s retention bonus, see “—Compensation Discussion and Analysis—Determination of Executive Compensation—Sign-on, Retention and Discretionary Bonuses.”

(8)	Amount reported for Mr. Turcotte reflects contributions by the Company to its savings plan for salaried U.S. employees for Mr. Turcotte’s benefit.
(9)

Mr. Fiarman received a $200,000 sign-on cash bonus that was paid thirty days after his commencement date of August 27, 2018. For additional information regarding Mr. Fiarman’s sign-on bonus, see “—Compensation Discussion and Analysis— Determination of Executive Compensation — Sign-on, Retention and Discretionary Bonuses.”

(10)

Amount reported for Mr. Fiarman includes reimbursement for temporary housing paid by the Company and relocation expenses under the Company’s executive relocation program, $20,983 in related tax gross-up payments with respect to such relocation benefits, reimbursement of commuting costs pursuant to the terms of Mr. Fiarman’s offer letter, and amounts with respect to contributions by the Company to its savings plan for salaried U.S. employees for Mr. Fiarman’s benefit.

GRANTS OF PLAN-BASED AWARDS FOR FISCAL 2018

The following table sets forth information regarding non-equity incentive plan awards, stock option awards and RSU awards granted to our NEOs during fiscal 2018. The stock option awards and RSU awards were granted by ServiceMaster to the NEOs in fiscal 2018 prior to the Spin-off and converted into Company awards in connection with the Spin-off as described in “—Compensation Discussion and Analysis—Determination of Executive Compensation—2018 ServiceMaster Long-Term Equity Incentive Awards” above. The Company did not grant any other awards to the NEOs in fiscal 2018. All equity award amounts and option exercise prices are presented below on a post-conversion basis.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards						All Other Stock Awards: Number of Shares of Stock or Units (#)(1)	All Other Option Awards: Number of Securities Underlying Options (#)(2)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards(3)
		Threshold ($)		Target ($)		Maximum ($)
Rexford J. Tibbens	5/15/2018							16,369			$625,031
	5/15/2018							26,191			$1,000,038
	5/15/2018								54,452	$38.19	$685,225
	5/15/2018								87,122	$38.19	$1,096,344
		$100,000	(4)	$500,000	(4)	$750,000	(4)

Brian K. Turcotte	7/23/2018							6,476			$250,057
	2/18/2018							3,618			$132,526
	2/18/2018								11,150	$36.63	$131,997
		$46,180		$230,902		$346,352

Jeffrey A. Fiarman	8/27/2018							6,167			$250,036
		$17,200	(4)	$86,000	(4)	$129,000	(4)

(1)

The amounts reported in this column reflect the number of Company RSUs received in connection with the Spin-off. On May 15, 2018, Mr. Tibbens received a prorated annual award from ServiceMaster of 10,952 RSUs and a sign-on award of 17,523 RSUs. Mr. Turcotte received an annual award from ServiceMaster of 2,421 RSUs on February 18, 2018 and a special award of 4,333 RSUs on July 23, 2018. On August 27, 2018, Mr. Fiarman received a sign-on award from ServiceMaster of 4,126 RSUs.

(2)

The amounts reported in this column reflect the number of Company options received in connection with the Spin-off. Mr. Tibbens received a prorated annual stock option award of 36,338 stock options and a sign-on stock option award of 58,140 stock options. On February 18, 2018, Mr. Turcotte received an annual award of 7,449 stock options from ServiceMaster.

(3)	Amounts shown represent the grant date fair value of the applicable RSUs and stock options granted during fiscal 2018, each as calculated in accordance with applicable accounting standards.
(4)

Amounts reported reflect the applicable threshold, target and maximum payouts established by the ServiceMaster Compensation Committee under the ServiceMaster 2018 annual cash incentive program, which our Compensation Committee determined not to apply to the Company’s NEOs. The threshold funding factor was 20% of target and the maximum funding factor was 150% of target. Messrs. Tibbens and Fiarman were each entitled to a guaranteed annual cash incentive award at no less than target, prorated for service during the 2018 fiscal year. For additional details with respect to fiscal 2018 bonus determinations, see “—Compensation Discussion and Analysis—Determination of Executive Compensation—Annual Cash Incentive Awards—2018 Annual Cash Incentive Awards” above.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

Employment Agreement and Offer Letters

Mr. Tibbens’ Employment Agreement

Mr. Tibbens was hired to serve as our CEO pursuant to an employment agreement with us, effective May 15, 2018. Mr. Tibbens’ agreement is initially for a term of four years subject to automatic one year renewals thereafter, absent termination notice by either party. Under his employment agreement, Mr. Tibbens is entitled to receive an initial salary of $800,000, which amount is subject to annual review by the Compensation Committee, and a target annual incentive bonus opportunity of not less than 100% of his salary. For 2018, Mr. Tibbens’ annual bonus will be no less than his target bonus, prorated for his service during the fiscal year. Beginning in 2019, Mr. Tibbens will be eligible for annual equity grants having a target total grant date value equal to 250% of his annual salary. Mr. Tibbens is also entitled to receive corporate housing through the first anniversary of his hire date, the reimbursement of reasonable weekly commuting expenses between Seattle, Washington, and Memphis, Tennessee through the first anniversary of his hire date, each on a fully tax grossed-up basis, the reimbursement of COBRA premiums for the first three months of his employment and the reimbursement for reasonable legal fees incurred related to his employment agreement, not to exceed $20,000 in the aggregate. Mr. Tibbens’ employment agreement also provided for the initial equity awards described above under “2018 ServiceMaster Long-Term Equity Awards.” The employment agreement also contains certain restrictive covenants, including confidentiality of information, noncompetition, non-solicitation and non-disparagement covenants. The confidentiality covenant has an indefinite term, whereas the non-competition, non-solicitation and non-disparagement covenants apply at all times during the term of his employment with the Company and for one year thereafter. See “—Potential Payments Upon Termination or Change in Control—Severance Benefits—Employment Arrangements” below for a description of the payments and benefits Mr. Tibbens is entitled to under his employment agreement in connection with a termination of his employment.

Mr. Turcotte’s Offer Letter

Mr. Turcotte was offered the position of Senior Vice President and Chief Financial Officer pursuant to an offer letter dated July 17, 2018. Under his offer letter, Mr. Turcotte is entitled to receive an initial salary of $430,000 and a target annual incentive bonus opportunity of 60% of his salary. Beginning in 2019, Mr. Turcotte will be eligible for annual equity grants having a target total grant date value equal to 125% of his annual salary. Mr. Turcotte’s offer letter also provided for the equity award described above under “2018 ServiceMaster Long-Term Equity Awards”.

Mr. Fiarman’s Offer Letter

Mr. Fiarman was offered the position of Senior Vice President, General Counsel and Secretary pursuant to an offer letter dated July 5, 2018, and commenced employment on August 27, 2018. Under his offer letter, Mr. Fiarman is entitled to receive an initial salary of $430,000 and a target annual incentive bonus opportunity of 60% of his salary. For 2018, Mr. Fiarman’s annual bonus will be no less than his target bonus, prorated for his service during the fiscal year. Beginning in 2019, Mr. Fiarman will be eligible for annual equity grants having a target total grant date value equal to 100% of his annual salary. Mr. Fiarman’ offer letter also provided for a cash sign-on bonus of $200,000 and for the equity award described above under “2018 ServiceMaster Long-Term Equity Awards.” Finally, pursuant to Mr. Fiarman’s offer letter, the Company covers reasonable commuting expenses from Connecticut to Memphis, Tennessee up to a maximum of 50 round trips per year, including both airfare and ground transportation, consistent with the business travel policies applicable to the Company’s executive team members. See “—Potential Payments Upon Termination or Change in Control—Severance Benefits—Employment Arrangements” below for a description of the payments and benefits Mr. Fiarman is entitled to under his offer letter in connection with a termination of his employment.

OUTSTANDING EQUITY AWARDS AT FISCAL 2018 YEAR-END

The following table sets forth information regarding unexercised stock options and RSUs that were not vested for each NEO as of the end of fiscal 2018. There were no vested or unvested equity incentive plan awards held by the NEOs. All information presented in the table below is presented on a post-conversion basis. See “—Compensation Discussion and Analysis—Determination of Executive Compensation—2018 ServiceMaster Long-Term Equity Awards” for a description of the treatment of the outstanding ServiceMaster non-qualified stock options and RSUs at the Spin-off.

		Option Awards						Stock Awards
Name	Original Grant Date	Number of Securities Underlying Unexercised Options (#)		Number of Securities Underlying Unexercised Options (#)		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(#)		Market Value of Shares or Units of Stock That Have Not Vested ($)(1)
		Exercisable		Unexercisable
Rexford J. Tibbens	5/15/2018			54,452	(2)*	$38.19	5/15/2028
	5/15/2018			87,122	(3)*	$38.19	5/15/2028
	5/15/2018							16,369	(4)*	$435,579
	5/15/2018							26,191	(5)*	$696,943

Brian K. Turcotte	2/18/2018			11,150	(3)*	$36.63	2/18/2028
	2/20/2017	3,545	(3)	10,634	(3)	$25.70	2/20/2027
	2/22/2016	2,752	(3)	5,504	(3)	$26.49	2/22/2026
	2/24/2015	4,149	(3)	4,149	(3)	$21.51	2/24/2025
	9/13/2013	6,539	(8)			$7.65	9/13/2023
	7/23/2018							6,476	(5)*	$172,326
	2/18/2018							3,618	(5)*	$96,275
	2/20/2017							3,243	(6)	$86,296
	2/22/2016							1,258	(7)	$33,475

Jeffrey A. Fiarman	8/27/2018							6,167	(5)*	$164,104

*	Shows grants made in fiscal 2018, which are also reported in the Summary Compensation Table and in the Grants of Plan-Based Awards for Fiscal 2018 Table.
(1)	Amounts shown represent the number of shares underlying the RSU multiplied by $26.61, the closing market price of our common stock on December 31, 2018, the last trading day of fiscal 2018.
(2)

Time-vesting stock options, which vest and become exercisable in four equal annual installments on the February 18, 2019, 2020, 2021 and 2022 vesting reference dates, subject to continued employment with the Company.

(3)

Time-vesting stock options, which vest and become exercisable in four equal annual installments beginning on the first anniversary of the original grant date, in each case, subject to continued employment with the Company.

(4)	Time-vesting RSUs, which will vest in three equal annual installments on the February 18, 2019, 2020 and 2021 vesting reference dates, subject to continued employment with the Company.
(5)	Time-vesting RSUs, which vest in three equal annual installments beginning on the first anniversary of the original grant date, in each case, subject to continued employment with the Company.
(6)	Time-vesting RSUs, which will vest in two equal installments on February 20, 2019 and 2020, in each case, subject to continued employment with the Company.
(7)	Time-vesting RSUs, which will vest on February 22, 2019, subject to continued employment with the Company.
(8)	Time-vesting stock options, which were fully vested and exercisable prior to the Spin-off.

OPTION EXERCISES AND STOCK VESTED FOR FISCAL 2018

The following table sets forth information regarding option exercises and RSUs that vested in fiscal 2018 with respect to ServiceMaster awards granted to certain of our NEOs prior to the Spin-off. There were no option exercises or RSUs that vested in 2018 following the Spin-off.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
Rexford J. Tibbens	—	—	—	—
Brian K. Turcotte	30,297	$536,314	9,995	$316,519
Jeffrey A. Fiarman	—	—	—	—

(1)

Reflects the aggregate of the difference between the applicable market price of the shares of the ServiceMaster common stock acquired at exercise and the applicable exercise price of the options, multiplied by the number of shares underlying the options.

(2)	Reflects the aggregate market value of the shares of ServiceMaster common stock acquired upon vesting based on the fair market value of the ServiceMaster common stock on the NYSE on the vesting date.

PENSION BENEFITS

The Company has no pension plans.

NONQUALIFIED DEFERRED COMPENSATION FOR FISCAL 2018

The Company has no nonqualified defined contribution or other nonqualified deferred compensation plans.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The following summaries and table describe and quantify the potential payments and benefits that we would provide to our NEOs in connection with their termination of employment and/or change in control. In determining amounts payable, we have assumed in all cases that the terms of the executive’s current employment and equity award agreements with us were in effect on, and the termination of employment and/or change in control occurred on, December 31, 2018, the last business day of fiscal 2018.

Severance Benefits—Employment Arrangements

Mr. Tibbens

Pursuant to Mr. Tibbens’ employment agreement, if Mr. Tibbens’ employment is terminated without “cause” by the Company or by him for “good reason” (in each case, as defined in Mr. Tibbens’ employment agreement), Mr. Tibbens will be entitled to receive: (1) continuation of his salary for a period of 12 months, if the date of termination occurs on or after January 1, 2020, or 24 months, if the date of termination occurs prior to January 1, 2020; (2) a lump sum payment equal to his target bonus; (3) reimbursement of COBRA health insurance premiums paid by him for 12 months following the date of termination (18 months plus payment of an amount equal to the COBRA premium for up to an additional six months if such termination occurs prior to January 1, 2020); (4) payment for any accrued but unused vacation days; and (5) the bonus that he would have been paid in respect of the fiscal year in which the date of termination occurs had his employment not terminated, prorated for the portion of the fiscal year during which he was employed, based on actual performance.

In the event Mr. Tibbens’ employment is terminated by reason of death or disability prior to May 15, 2022, Mr. Tibbens (or his executors or legal representatives) will be entitled to receive (1) the bonus that he would have been paid in respect of the fiscal year in which the date of termination occurs had his employment not terminated, prorated for the portion of the fiscal year during which he was employed, based on actual performance and (2) payment for any accrued but unused vacation days.

Payments of Mr. Tibbens’ severance benefits are subject to him signing a general release of claims and continued compliance with certain restrictive covenants, including confidentiality of information and non-competition, non-solicitation and non-disparagement covenants. The confidentiality covenant has an indefinite term, and the non-competition, non-solicitation and non-disparagement covenants each have terms effective both during the term of his employment and for one year following any termination of employment. In addition, payments and benefits are reduced in connection with a change in control (within the meaning of Section 280G of the Code) to the highest amount that may be paid to Mr. Tibbens without subjecting any payment to the excise tax, so long as he would retain a greater net after-tax payment if the payments are reduced.

Mr. Fiarman

Mr. Fiarman’s offer letter provides that if his employment is terminated by the Company without “cause” or by him for “good reason” (in each case, as defined in his offer letter), Mr. Fiarman will be entitled to receive: (1) an amount equal to 12 times his monthly salary in effect on the date of termination, paid in 12 equal monthly installments; (2) an amount equal to his target bonus during the year of termination, paid in 12 equal monthly installments; and (3) if the termination occurs after June 30 of any year, the bonus that he would have been paid in respect of the fiscal year in which the date of termination occurs had his employment not terminated, prorated for the portion of the fiscal year during which he was employed, based on actual performance.

Equity Awards

Termination without “Cause” or by Executive for “Good Reason”

If an NEO’s employment is terminated by us without cause or if the executive voluntarily terminates his or her employment for any reason, all unvested stock options and RSUs (other than Mr. Tibbens’ sign-on RSUs) immediately terminate. Upon such a termination, the NEO may exercise vested options before the first to occur of (1) the three-month anniversary of the NEO’s termination of employment, (2) the expiration of the options’ normal term, after which date such options are cancelled or (3) the cancellation of the options in the event of a change in control in exchange for a cash payment. If Mr. Tibbens’ employment is terminated by us without “cause” or by him for “good reason” (in each case, as defined in Mr. Tibbens’ employment agreement), all of his unvested sign-on RSUs will immediately vest.

Death or Disability

If an NEO’s employment terminates by reason of death or disability, all unvested options will vest, and all options will remain exercisable until the first to occur of (1) the one-year anniversary of the executive’s date of termination, (2) the expiration of the options’ normal term, after which date such options are cancelled or (3) the cancellation of the options in the event of a change in control in exchange for a cash payment. With respect to RSUs, the portion of unvested RSUs that would vest on the next vesting date following the termination will vest on a pro-rata basis.

Termination in Connection with a Change in Control

Pursuant to the 2018 Plan, upon a change in control, no cancellation, acceleration of vesting or other payment shall occur with respect to any stock option or RSU if our board of directors reasonably determines prior to the change in control that the executive shall receive an “alternative award” meeting the requirements of the plan; provided, however, if within two years following a change in control, the NEO’s employment is terminated without cause or by the NEO for good reason, at a time when any portion of the alternative award is unvested, the unvested portion of such alternative award shall immediately vest in full and such executive shall be provided with either cash or marketable stock equal to the fair market value of the stock subject to the alternative award on the date of termination.

Restrictive Covenants

As a condition of receiving their 2018 equity awards, each of Mr. Turcotte and Mr. Fiarman agreed to certain restrictive covenants, including non-competition and non-solicitation covenants. The non-competition and non-solicitation covenants each have terms effective both during the term of the executive’s employment with the Company and for 12 months following any termination of employment. In addition, as a condition to receiving his sign-on and annual equity awards, Mr. Tibbens agreed to be subject to the same restrictive covenants contained in his employment agreement as described above, including confidentiality of information and non-competition, non-solicitation and non-disparagement covenants; provided, however, that in the case of his stock options the post-termination restriction period is extended to 24 months.

Estimated Payments and Benefits Upon Termination

The following table describes the potential benefits that would have been payable to our NEOs under existing contractual arrangements assuming a termination occurred on December 31, 2018, the last business day of fiscal 2018. The amounts shown in the table do not include payments and benefits to the extent they are provided generally to all salaried employees upon termination of employment and do not discriminate in scope, terms or operation in favor of the NEOs. The amounts reported below related to the acceleration of outstanding equity awards assume a share price equal to $26.61, the closing market price of our common stock on December 31, 2018, the last trading day of fiscal 2018.

	R. Tibbens	B. Turcotte	J. Fiarman
Termination by the Company without Cause, or by Executive for Good Reason
Severance Payments(1)	$2,400,000	$38,885	$688,000
Prorated Bonus Payment(2)	$500,000	—	$86,000
COBRA Payment(3)	$39,714	—	—
Accrued but Unused Vacation	$10,262	$33,077	$1,379
Equity Award Acceleration(4)	$696,943	—	—

Total	$3,646,919	$71,962	$775,379

Termination in Connection with Change in Control
Severance Payments(5)	$2,400,000	$38,885	$688,000
Prorated Bonus Payment(2)	$500,000	—	$86,000
COBRA Payment(3)	$39,714	—	—
Accrued but Unused Vacation	$10,262	$33,077	$1,379
Equity Award Acceleration(6)(9)	$1,132,521	$419,870	$164,104

Total	$4,082,497	$491,832	$939,483

Death or Disability(10)
Severance Payments(7)	—	$38,885	—
Prorated Bonus Payment(2)	$500,000	—	—
COBRA Payment	—	—	—
Accrued but Unused Vacation	$10,262	$33,077	$1,379
Equity Award Acceleration(8)(9)	$237,840	$150,737	$19,026

Total	$748,102	$222,699	$20,405

(1)	Amounts reported reflect a cash severance payment which includes the following:

•	Mr. Tibbens: continuation of his salary for 24 months ($1,600,000) a lump sum payment equal to his target 2018 bonus ($800,000).

•	Mr. Turcotte a prorated portion of his outstanding retention award ($38,885).

•	Mr. Fiarman: salary in effect on the date of termination ($430,000) and an amount equal to his target 2018 bonus ($258,000).

(2)	Amounts reported reflect actual prorated annual bonuses at target that were awarded to Messrs. Tibbens and Fiarman for 2018.
(3)	Amounts reported reflect costs of COBRA health insurance premiums for 24 months assuming 2018 rates.
(4)	Amount reported reflects the accelerated vesting of Mr. Tibbens’ sign-on RSUs pursuant to the terms of his employment agreement.
(5)	Amounts reported reflect a cash severance payment which includes the following:

•	Mr. Tibbens: continuation of his salary for 24 months ($1,600,000) and a lump sum payment equal to his target 2018 bonus ($800,000).

•	Mr. Turcotte: a prorated portion of his outstanding retention award ($38,885).

•	Mr. Fiarman: salary in effect on the date of termination ($430,000) and an amount equal to his target 2018 bonus ($258,000).

(6)	Amounts reported reflect the value of the full accelerated vesting of the NEO’s outstanding stock option and RSU awards, as applicable, following a termination in connection with a change in control.
(7)	Amount reported reflects a prorated portion of Mr. Turcotte’s outstanding retention award.
(8)

Amounts reported reflect the value of the full accelerated vesting of the NEO’s outstanding stock option awards and the prorated portion of unvested RSUs that would vest on the next vesting date following the termination, following a termination by reason of death or disability.

(9)

The amounts reported reflect the “spread” value for stock options granted to Mr. Turcotte prior to fiscal 2018, in each case representing the difference between the applicable exercise price and $26.61, the closing market price of our common stock on December 31, 2018, the last trading day of fiscal 2018. No amounts are reported with respect to the stock options granted to Messrs. Tibbens and Turcotte in fiscal 2018 as there was no “spread value” with respect to such options.

(10)

In addition to the amounts reflected, upon death each NEO’s estate would receive a life insurance payout of $300,000; and upon disability as defined in the Company’s disability benefit plan, Messrs. Turcotte and Fiarman, each of whom elected to participate in the plan, would receive $15,000 per month.

DIRECTOR COMPENSATION

The Company uses a combination of cash and equity-based compensation to attract and retain qualified candidates to serve on our board of directors. In setting director compensation for non-employee directors, our board of directors considers the significant amount of time that directors expend in fulfilling their duties to the Company as well as the skill level required by the Company of members of our board of directors. Directors who are employees of the Company receive no compensation for their service as directors.

Compensation and Stock Paid to Directors

Members of our board of directors who are not employees of the Company receive an annual retainer of $200,000, of which $80,000 is payable quarterly in cash (i.e., $20,000 per quarter) and $120,000 is payable annually at the time of the Annual Meeting of Shareholders in shares of fully vested common stock. Each director may elect to defer the receipt of the shares of common stock as deferred share equivalents to a point in the future. The shares are issued pursuant to the 2018 Plan and the number of shares of the Company’s common stock granted as part of the annual retainer is determined by using the grant date fair value, as defined as the closing price of the Company’s common stock on the NASDAQ on the trading day that immediately precedes the grant date. This value is then used to determine the number of shares required to satisfy the share portion of the director’s annual retainer, rounded up for the avoidance of fractional shares.

In addition to the amounts described above, the non-employee Chairman of the Board of Directors receives an additional annual cash retainer of $50,000 paid quarterly (i.e., $12,500 per quarter) and an additional $100,000 award of fully vested common stock payable annually at the time of the Annual Meeting of the Shareholders. The chairpersons of the Audit Committee and the Compensation Committee each receive an additional annual cash retainer of $20,000 paid quarterly (i.e., $5,000 per quarter) and the chairperson of the Nominating and Corporate Governance Committee receives an additional cash retainer of $10,000 paid quarterly (i.e., $2,500 per quarter).

All of our directors are reimbursed for reasonable expenses incurred in connection with attending Board meetings and committee meetings. The Company will also reimburse certain expenses incurred by directors in connection with attending director education programs as well as memberships in director organizations.

The applicable annual cash retainers and stock awards paid by the Company for service during fiscal 2018 were prorated accordingly. Since Messrs. Cella, Fox and Cobb previously received a 2018 annual stock award while serving as directors of ServiceMaster, only Ms. Pelletier, Ms. Catalano and Mr. McAndrews were granted a prorated annual stock award. The Company also granted Mr. Cobb a prorated portion of his extra stock award in connection with his service as Chairman of the Board of Directors.

Director Summary Compensation Table

The following table sets forth information concerning the compensation by the Company of our directors (other than Mr. Tibbens who is a named executive officer) for fiscal 2018. Thomas E. Courtney and Marisol Natera, who served as interim directors of the Company prior to the Spin-off, received no compensation from the Company for such service. Amounts reported do not include any compensation received by Messrs. Cella, Fox and Cobb for their service as directors of ServiceMaster prior to the Spin-off.

DIRECTOR COMPENSATION FOR FISCAL 2018

Name	Fees Earned or Paid in Cash(1)	Stock Awards(2)	Total
William C. Cobb(3)(4)	$37,500	$56,448	$93,948
Anna C. Catalano(4)	$20,000	$74,340	$94,340
Peter L. Cella(5)(6)	$22,500	—	$22,500
Richard Fox(5)(6)	$25,000	—	$25,000
Brian McAndrews(6)	$20,000	$67,410	$87,410
Liane Pelletier(4)(5)	$20,000	$74,340	$94,340

(1)	Amounts consist of the cash retainers earned in fiscal 2018 and paid quarterly for services rendered as directors on our board of directors.
(2)

Stock awards consist solely of awards of the Company’s fully vested common stock. The amounts shown represent the aggregate grant date fair value of stock awards granted by the Company in fiscal 2018 calculated in accordance with applicable accounting standards for services on the Company’s Board of Directors after the Spin-off. On October 2, 2018, Messrs. Cobb and McAndrews and Mses. Catalano and Pelletier were granted a prorated annual stock award of fully vested shares of the Company’s common stock and, in the case of Mr. Cobb, an additional prorated portion of his extra stock award in connection with his service as Chairman of the Board of Directors, with a grant date fair value as follows: Mr. Cobb, $56,448; Ms. Catalano, $74,340; Mr. McAndrews, $67,410; and Ms. Pelletier, $74,340, based solely on the closing price of our common stock on the day before the date of the grant.

(3)	Chairman of Board of Directors.
(4)	Member of the Compensation Committee.
(5)	Member of the Audit Committee.
(6)	Member of the Nominating and Corporate Governance Committee.

PRINCIPAL AND SELLING STOCKHOLDERS

The selling stockholder under this prospectus is ServiceMaster. ServiceMaster has, to our knowledge, sole investment power with respect to such securities. Pursuant to a Stockholder and Registration Rights Agreement, dated as of September 28, 2018, by and between ServiceMaster and us, ServiceMaster granted us a proxy to vote the shares of our common stock owned by ServiceMaster in proportion to the votes cast by our other stockholders. As a result, ServiceMaster does not exercise voting power over any of the shares of our common stock that it beneficially owns.

We understand that ServiceMaster currently intends to dispose of all of our common stock that it retained after the distribution through one or more subsequent exchanges for debt by June 14, 2019 in accordance with the terms of the IRS private letter ruling. Under such an exchange, the debt exchange parties, as principals for their own accounts, would exchange debt obligations of the selling stockholder held by the debt exchange parties for shares of our common stock held by the selling stockholder. Under U.S. federal securities laws, the debt exchange parties would be deemed to be the selling stockholders and underwriters with respect to any shares of our common stock that they acquire in connection with a debt-for-equity exchange and sell in an offering in connection therewith. In the event that the debt exchange parties offer shares of our common stock for sale in connection with a debt-for-equity exchange, ServiceMaster may also be deemed a selling stockholder in such an offering solely for U.S. federal securities laws purposes.

The information concerning the beneficial ownership of shares of common stock by the selling stockholder included in this prospectus has been obtained from the selling stockholder. The shares held by the selling stockholder reflected in the table below may be sold by the selling stockholder from time to time in one or more offerings described in this prospectus and any applicable prospectus supplement. The selling stockholder may sell all, some or none of the shares of common stock beneficially owned by it, and therefore we cannot estimate either the number or the percentage of ordinary shares that will be beneficially owned by the selling stockholder following any offering or sale hereunder. We cannot advise you as to whether the selling stockholder will in fact sell any or all of the shares of our common stock that it owns.

The selling stockholder listed in the table below may have sold or transferred, or pledged as collateral, in transactions pursuant to this prospectus or exempt from the registration requirements of the Securities Act, some or all of its shares of our common stock since the date as of which the information is presented in the table below. Information concerning the selling stockholder may change from time to time, and any changed information will, if required, be set forth in prospectus supplements or post-effective amendments to the registration statement of which this prospectus is a part, as may be appropriate.

The following table sets forth information regarding the beneficial ownership of our common stock as of February 15, 2019 (unless otherwise indicated below) by (i) the selling stockholder, (ii) other beneficial owners known to us to own more than 5% of our common stock, (iii) each of our named executive officers, as such term is defined in Item 402(a)(3) of Regulation S-K under the Exchange Act, (iv) each of our directors and (v) all of our current directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. As to beneficial owners known to us to own more than 5% of our common stock, the information set forth in this table is based solely on our review of filings made by such persons under Sections 13(d) and 13(g) of the Exchange Act. Percentage ownership for such beneficial owners is calculated by dividing the number of shares beneficially owned by such persons, as reflected in the most recent filing by such persons of statements of beneficial ownership, by the 84,550,370 shares of our common stock outstanding on February 15, 2019. Therefore, the percentage ownership may differ from the percentage ownership reported in such statements of beneficial ownership, which may reflect ownership as of a different date. With respect to each of our directors and named executive officers, in computing the number of shares beneficially owned by such person and the percentage ownership of such person, any shares of our common stock (i) subject to options held by that person that are currently exercisable or exercisable within 60 days of February 15, 2019 or (ii) issuable upon the settlement of RSUs and deferred share equivalents held by that person within 60 days of February 15, 2019 are deemed issued and outstanding. These shares, however, are not deemed issued and outstanding for purposes of computing percentage ownership of each other individual shareholder.

Our capital consists of our common stock and our preferred stock. The percent of class calculations are based on the 84,550,370 shares of our common stock outstanding and zero shares of our preferred stock outstanding as of February 15, 2019. None of the shares held by our directors or executive officers has been pledged as security as of February 15, 2019.

Except as otherwise indicated above and in the footnotes, each of the beneficial owners listed has, to our knowledge, sole voting and investment power with respect to the indicated shares of our common stock.

Name of Beneficial Owner	Number of Shares of our Common Stock Beneficially Owned	Percentage of Common Stock Outstanding
ServiceMaster(1)	16,734,092	19.79%
Other Greater than 5% Stockholders:
T.Rowe Price Associates, Inc.(2)	9,650,730	11.41%
Janus Henderson Group plc(3)	6,881,191	8.14%
The Vanguard Group, Inc.(4)	5,917,032	7.00%
Eaton Vance Management(5)	5,588,487	6.61%
Capital Research Global Investors(6)	4,745,000	5.61%
Named Executive Officers and Directors:
Rexford J. Tibbens(7)(8)	19,067	*
Brian K. Turcotte(7)(8)	35,438	*
Jeffrey A. Fiarman(7)	—	*
William C. Cobb(7)(9)	5,017	*
Anna C. Catalano(7)	1,770	*
Peter L. Cella(7)(9)	5,222	*
Richard P. Fox(7)	7,843	*
Brian McAndrews(7)	1,605	*
Liane J. Pelletier(7)	1,770	*
All directors and executive officers as a group (9 persons)(10)	77,732	*

*	Amount represents less than 1% of our outstanding common stock.
(1)

The information concerning ServiceMaster Global Holdings, Inc. is based on a Schedule 13G filed on February 13, 2019 by ServiceMaster Global Holdings, Inc., a Delaware corporation, CDRSVM Investment Holding, LLC, a Delaware limited liability company, CDRSVM Holding, LLC, a Delaware limited liability company and The ServiceMaster Company, LLC, a Delaware limited liability company (collectively the “ServiceMaster Reporting Persons”). ServiceMaster Global Holdings, Inc. is the indirect, beneficial owner of 16,734,092 shares of our common stock. The record holder of such shares of our common stock is The ServiceMaster Company, LLC, which is a direct, wholly owned subsidiary of CDRSVM Holding, LLC, which is in turn a direct, wholly owned subsidiary of CDRSVM Investment Holding, LLC, which is in turn a direct wholly owned subsidiary of ServiceMaster Global Holdings, Inc. The ServiceMaster Reporting Persons share dispositive power with respect to the shares of our common stock. The address for ServiceMaster Global Holdings Inc. and The ServiceMaster Company, LLC is 150 Peabody Place, Memphis, Tennessee 38103.

(2)

The information concerning T. Rowe Price Associates, Inc. is based on a Schedule 13G/A filed with the SEC on February 11, 2019 by T. Rowe Price Associates, Inc., a Maryland corporation. T. Rowe Price Associates, Inc. has sole voting power over 2,743,989 shares of our common stock and sole dispositive power over 9,650,730 shares of our common stock. The address for T. Rowe Price Associates, Inc. is 100 East Pratt Street, Baltimore, Maryland 21202.

(3)

The information concerning Janus Henderson Group plc is based on a Schedule 13G as filed with the SEC on February 12, 2019 by Janus Henderson Group plc, a Jersey, Channel Islands company. Janus Henderson Group plc has shared voting power and shared dispositive power over 6,881,191 shares of our common stock. Janus Henderson Group plc has an indirect 97.11% ownership stake in Intech Investment Management LLC (“Intech”) and a 100% ownership stake in Janus Capital Management LLC (“Janus Capital”), Janus Capital International Limited (“JCIL”), Perkins Investment Management LLC, Geneva Capital Management, Henderson Global Investors Limited and Janus Henderson Global Investors Australia Institutional Funds Management Limited, (each an “asset Manager” and collectively the “Asset Managers”). Due to this structure, holdings for the Asset Managers were aggregated for purposes of the 13G filing. Each Asset Manager is an investment adviser registered or authorized in its relevant jurisdiction and each furnishing investment advice to various fund, individual and/or institutional clients (collectively referred to as “Managed Portfolios”). Intech, as a result of its role as investment advisor or sub-adviser to the Management Portfolios, may be deemed to be a beneficial owner of 7,012 shares of our common stock held by such Managed Portfolios. JCIL, as a result of its role as investment advisor or sub-adviser to the Managed Portfolios, may be deemed to be the beneficial owner of 66,977 shares of our common stock held by such Managed Portfolios. Janus Capital, as a result of its role as investment advisor to the Managed Portfolios, may be deemed to be the beneficial owner of 6,807,702 shares of our common stock held by such Managed Portfolios. The address for each of these entities is c/o Janus Henderson Group plc is 201 Bishopsgate EC2M 3AE, United Kingdom.

(4)

The information concerning The Vanguard Group, Inc. is based on a Schedule 13G filed with the SEC on February 11, 2019 by The Vanguard Group, Inc., a Pennsylvania corporation. The Vanguard Group, Inc. has sole voting power over 38,295 shares of our common stock, shared voting power over 8,369 shares of our common stock, shared dispositive power over 39,174 shares of our common stock and sole dispositive power over 5,877,858 shares of our common stock. As a result of serving as investment manager of collective trust accounts, Vanguard Fiduciary Trust Company, a wholly-owned subsidiary of The Vanguard Group, Inc., is the beneficial owner of 30,805 shares of our common stock. As a result of serving as investment manager of Australian investment offerings, Vanguard Investments Australia, Ltd., a wholly-owned subsidiary of The Vanguard Group, Inc., is the beneficial owner of 15, 859 shares of our common stock. The address for each of these entities is c/o The Vanguard Group, Inc. is 100 Vanguard Boulevard, Malvern, Pennsylvania 19355.

(5)

The information concerning Eaton Vance Management is based on a Schedule 13G filed with the SEC on February 14, 2019 by Eaton Vance Management. Eaton Vance Management has sole voting and dispositive power over 5,588,487 shares of our common stock. The address for Eaton Vance Management is 2 International Place, Boston, MA 02110.

(6)

The information concerning Capital Research Global Investors is based on a Schedule 13G filed with the SEC on February 14, 2019 by Capital Research Global Investors. Capital Research Global Investors has sole voting and dispositive power over 4,745,000 shares of our common stock. The address for Capital Research Global Investors is 333 South Hope Street, Los Angeles, California 90071.

(7)	The business address for these persons is c/o frontdoor, inc., 150 Peabody Place, Memphis, TN 38103, Attention: Secretary.
(8)

The number of shares beneficially owned includes any shares issuable in connection with RSUs that vest within 60 days after February 15, 2019 and any shares subject to purchase upon exercise of stock options that are currently exercisable or exercisable within 60 days after February 15, 2019 as follows: Mr. Tibbens, 19,067 shares and Mr. Turcotte, 34,304 shares.

(9)

The number of shares beneficially owned includes 5,017 and 3,518 deferred share equivalents received by Messrs. Cobb and Cella, respectively, which are scheduled to settle in shares of our common stock 30 days following the director’s departure from our board of directors.

(10)

The number of shares beneficially owned includes an aggregate of 53,371 shares that are either issuable in connection with RSUs that vest within 60 days after February 15, 2019 or subject to purchase upon exercise of stock options that are currently exercisable or exercisable within 60 days after February 15, 2019.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Agreements with ServiceMaster

Following the Spin-off, we and ServiceMaster have operated separately, each as an independent public company. ServiceMaster retained a passive ownership interest in 19.8 percent of our common stock at the time of the Spin-off. We understand that ServiceMaster currently intends to dispose of all of our common stock that it retained after the distribution through one or more subsequent exchanges for debt by June 14, 2019 in accordance with the terms of the IRS private letter ruling.

Prior to the Spin-off, we entered into a separation and distribution agreement with ServiceMaster, which is referred to in this prospectus as the “separation agreement” or the “separation and distribution agreement.” We also entered into various other agreements to provide a framework for our relationship with ServiceMaster after the Spin-off, such as a transition services agreement, a tax matters agreement, an employee matters agreement and a stockholder and registration rights agreement. These agreements provide for the allocation between Frontdoor and ServiceMaster of assets, employees, liabilities and obligations (including investments, property and employee benefits and tax-related assets and liabilities) associated with the American Home Shield business and govern certain relationships between Frontdoor and ServiceMaster after the Spin-off. The agreements listed above are filed as exhibits to the registration statement of which this prospectus forms a part.

In addition to the above agreements, ServiceMaster and Frontdoor entered into two sublease agreements prior to the Spin-off, pursuant to which Frontdoor leases from ServiceMaster a portion of ServiceMaster’s current headquarters and a portion of ServiceMaster’s Memphis customer care center. These sublease agreements, individually and in the aggregate, are not material to Frontdoor’s business.

The summaries of each of the agreements listed above are qualified in their entireties by reference to the full text of the applicable agreements, which are filed as exhibits to the registration statement of which this prospectus forms a part. When used in this section, “distribution date” refers to the date on which ServiceMaster distributed shares of our common stock to the holders of shares of ServiceMaster common stock.

Separation Agreement

Transfer of Assets and Assumption of Liabilities

The separation agreement identifies the assets transferred, the liabilities assumed and the contracts assigned to each of Frontdoor and ServiceMaster as part of the separation, and provided for when and how these transfers, assumptions and assignments occurred. In particular, the separation agreement provided, among other things, which:

•

assets (whether tangible or intangible) primarily related to, or included on the balance sheet of, the American Home Shield business, which are referred to as the “Frontdoor Assets,” were transferred to us, generally including:

•	equity interests in certain ServiceMaster subsidiaries that hold assets primarily related to the American Home Shield business;

•	customer, distribution, supply and vendor contracts (or portions thereof) to the extent they relate to the American Home Shield business;

•	certain third-party vendor contracts for services primarily related to the American Home Shield business;

•	rights to technology, software and intellectual property primarily related to the American Home Shield business;

•	exclusive rights to information exclusively related to our business and nonexclusive rights to information related to the American Home Shield business;

•	rights and assets expressly allocated to us pursuant to the terms of the separation agreement or certain other agreements entered into in connection with the separation;

•	permits used in our business; and

•	other assets that are included in our balance sheet;

•

liabilities primarily related to, or included on the balance sheet of, the American Home Shield business, which are referred to as the “Frontdoor Liabilities,” were retained by or transferred to us; and

•

all of the assets and liabilities (including whether accrued, contingent, or otherwise) other than the Frontdoor Assets and Frontdoor Liabilities (such assets and liabilities, other that the Frontdoor Assets and the Frontdoor Liabilities, referred to as the “ServiceMaster Assets” and “ServiceMaster Liabilities,” respectively) were retained by or transferred to ServiceMaster.

Except as expressly set forth in the separation agreement or any ancillary agreement, neither we nor ServiceMaster made any representation or warranty as to (1) the assets, business or liabilities transferred or assumed as part of the separation, (2) any approvals or notifications required in connection with the transfers, (3) the value of or the freedom from any security interests of any of the assets transferred, (4) the absence or presence of any defenses or right of setoff or freedom from counterclaim with respect to any claim or other asset of either us or ServiceMaster, or (5) the legal sufficiency of any assignment, document or instrument delivered to convey title to any asset or thing of value to be transferred in connection with the separation. All assets were transferred on an “as is,” “where is” basis, and the respective transferees bear the economic and legal risks that any conveyance will prove to be insufficient to vest in the transferee good and marketable title, free and clear of all security interests, and that any necessary consents or governmental approvals are not obtained or that any requirements of laws, agreements, security interests or judgments are not complied with.

Information in this prospectus with respect to the assets and liabilities of the parties following the distribution is presented based on the allocation of such assets and liabilities pursuant to the separation agreement, unless the context otherwise requires. The separation agreement provides that, in the event that the transfer or assignment of certain assets and liabilities to us or ServiceMaster, as applicable, did not occur prior to the separation, then until such assets or liabilities are able to be transferred or assigned, we or ServiceMaster, as applicable, will hold such assets on behalf and for the benefit of the other party and will pay, perform, and discharge such liabilities, for which the other party will reimburse us or ServiceMaster, as applicable, for all commercially reasonable payments made in connection with the performance and discharge of such liabilities.

The Distribution

The separation agreement also governs the rights and obligations of the parties regarding the distribution following the completion of the separation. On the distribution date, ServiceMaster distributed to its stockholders that hold shares of ServiceMaster common stock as of the record date for the distribution of at least 80.1 percent of the issued and outstanding shares of our common stock on a pro rata basis. Stockholders received cash in lieu of any fractional shares.

Financing

In connection with the Spin-off, we incurred long-term debt consisting of $350 million in aggregate principal amount of senior unsecured notes and $650 million in aggregate principal amount of senior secured term loans. We also entered into a senior secured revolving credit facility with commitments in aggregate principal amount of $250 million. The notes and term loans were incurred as partial consideration for the contribution of the American Home Shield business assets to us. We did not receive any cash proceeds as a result of these transactions.

Claims

In general, each party to the separation agreement assumed liability for all pending, threatened and unasserted legal matters related to its own business or its assumed or retained liabilities and will indemnify the other party for any liability to the extent arising out of or resulting from such assumed or retained legal matters.

Releases

The separation agreement provides that we and our affiliates released and discharged ServiceMaster and its affiliates from all liabilities assumed by us as part of the separation, from all acts and events occurring or failing to occur, and all conditions existing, on or before the distribution date relating to our business, and from all liabilities existing or arising in connection with the implementation of the separation, except as expressly set forth in the separation agreement. ServiceMaster and its affiliates released and discharged us and our affiliates from all liabilities retained by ServiceMaster and its affiliates as part of the separation and from all liabilities existing or arising in connection with the implementation of the separation, except as expressly set forth in the separation agreement.

These releases do not extend to obligations or liabilities under any agreements between the parties that remain in effect following the separation, which agreements include, but are not limited to, the separation agreement, the transition services agreement, the tax matters agreement, the employee matters agreement, and certain other agreements, including the transfer documents in connection with the separation.

Indemnification

In the separation agreement, we agreed to indemnify, defend and hold harmless ServiceMaster, each of its affiliates and each of their respective directors, officers and employees, from and against all liabilities relating to, arising out of or resulting from:

•	the Frontdoor Liabilities;

•

the failure of us or any other person to pay, perform or otherwise promptly discharge any of the Frontdoor Liabilities, in accordance with their respective terms, whether prior to, at or after the distribution;

•	except to the extent relating to a ServiceMaster Liability, any guarantee, indemnification or contribution obligation for our benefit by ServiceMaster that survives the distribution;

•	any breach by us of the separation agreement or any of the ancillary agreements; and

•

any untrue statement or alleged untrue statement or omission or alleged omission of material fact in the registration statement in connection with the Spin-off, or in the information statement furnished in connection with the Spin-off (as amended or supplemented), other than any such statements or omissions directly relating to information regarding ServiceMaster, provided to us by ServiceMaster, for inclusion therein.

In the separation agreement, ServiceMaster agreed to indemnify, defend and hold harmless us, each of our affiliates and each of their respective directors, officers and employees from and against all liabilities relating to, arising out of or resulting from:

•	the ServiceMaster Liabilities;

•

the failure of ServiceMaster or any other person to pay, perform, or otherwise promptly discharge any of the ServiceMaster Liabilities, in accordance with their respective terms whether prior to, at, or after the distribution;

•	except to the extent relating to an Frontdoor Liability, any guarantee, indemnification or contribution obligation for the benefit of ServiceMaster by us that survives the distribution;

•	any breach by ServiceMaster of the separation agreement or any of the ancillary agreements; and

•

any untrue statement or alleged untrue statement or omission or alleged omission of a material fact directly relating to information regarding ServiceMaster, provided to us by ServiceMaster, for inclusion in the registration statement in connection with the Spin-off, or in the information statement furnished in connection with the Spin-off (as amended or supplemented).

The separation agreement also establishes procedures with respect to claims subject to indemnification and related matters.

Insurance

The separation agreement provides for the allocation between the parties of rights and obligations under existing insurance policies with respect to occurrences prior to the distribution date and sets forth procedures for the administration of insured claims and addresses certain other insurance matters.

Further Assurances

In addition to the actions specifically provided for in the separation agreement, except as otherwise set forth therein or in any ancillary agreement, both we and ServiceMaster agreed in the separation agreement to use reasonable best efforts, prior to, on and after the distribution date, to take, or cause to be taken, all actions, and to do, or cause to be done, all things, reasonably necessary, proper or advisable under applicable laws, regulations and agreements to consummate and make effective the transactions contemplated by the separation agreement and the ancillary agreements.

Dispute Resolution

The separation agreement contains provisions that govern, except as otherwise provided in any ancillary agreement, the resolution of disputes, controversies or claims that may arise between ServiceMaster and us related to the separation or distribution. These provisions contemplate that efforts will be made to resolve disputes, controversies and claims by elevation of the matter to executives of ServiceMaster and us. If such efforts are not successful, either we or ServiceMaster may submit the dispute, controversy or claim to binding arbitration, subject to the provisions of the separation agreement.

Expenses

Except as expressly set forth in the separation agreement or in any ancillary agreement, all costs and expenses incurred in connection with the separation and distribution, including costs and expenses relating to legal and tax counsel, financial advisors and accounting advisory work related to the separation and distribution, were paid by the party incurring such cost and expense.

Other Matters

Other matters governed by the separation agreement includes access to financial and other information, confidentiality, access to and provision of records and treatment of outstanding guarantees and similar credit support.

Termination

After the distribution date, the separation agreement may not be terminated, except by an agreement in writing signed by both ServiceMaster and us.

Transition Services Agreement

We and ServiceMaster entered into a transition services agreement prior to the distribution pursuant to which we and ServiceMaster provide certain services to one another, on an interim, transitional basis. The services provided include certain information technology services, finance and accounting services and human resource and employee benefits services. The agreed-upon charges for such services are generally intended to allow the providing company to recover all costs and expenses of providing such services.

The transition services agreement will terminate on the expiration of the term of the last service provided under it, which will generally be no later than December 31, 2019.

Subject to certain exceptions in the case of willful misconduct or fraud, the liability of ServiceMaster and Frontdoor under the transition services agreement for the services they provide will be limited to a specified maximum amount. The transition services agreement also provides that neither company shall be liable to the other for any indirect, exemplary, incidental, consequential, remote, speculative, punitive or similar damages.

Tax Matters Agreement

We and ServiceMaster entered into a tax matters agreement prior to the distribution that governs the parties’ respective rights, responsibilities and obligations after the distribution with respect to taxes (including taxes arising in the ordinary course of business and taxes, if any, incurred as a result of any failure of the distribution and certain related transactions to qualify as tax-free for U.S. federal income tax purposes), tax attributes, the preparation and filing of tax returns, tax elections, the control of audits and other tax proceedings and assistance and cooperation in respect of tax matters.

The tax matters agreement also imposes certain restrictions on us and our subsidiaries (including, among others, restrictions on share issuances, business combinations, sales of assets and similar transactions) designed to preserve the tax-free status of the distribution and certain related transactions. The tax matters agreement provides special rules that allocate tax liabilities in the event the distribution, together with certain related transactions, is not tax-free. In general, under the tax matters agreement, each party is expected to be responsible for any taxes imposed on ServiceMaster or us that arise from the failure of the distribution, together with certain related transactions, to qualify as a transaction that is generally tax-free under Sections 355 and 368(a)(1)(D) and certain other relevant provisions of the Code, to the extent that the failure to so qualify is attributable to actions, events or transactions relating to such party’s respective stock, assets or business, or a breach of the relevant representations or covenants made by that party in the tax matters agreement. If such failure was the result of any acquisition of our shares or assets, or of any of our representations, statements or undertakings being incorrect, incomplete or breached, we generally will be responsible for all taxes imposed as a result of such acquisition or breach.

Notwithstanding receipt by ServiceMaster of the IRS private letter ruling and the opinion(s) of tax advisors, the IRS could assert that the distribution or certain related transactions do not qualify for tax-free treatment for U.S. federal income tax purposes. If the IRS were successful in taking this position, we could be subject to significant U.S. federal income tax liability. In addition, certain events that may or may not be within our control could cause the distribution and certain related transactions to not qualify for tax-free treatment for U.S. federal income tax purposes. Depending on the circumstances, we may be required to indemnify ServiceMaster for taxes and certain related amounts resulting from the distribution and certain related transactions not qualifying as tax-free.

Employee Matters Agreement

We and ServiceMaster entered into an employee matters agreement prior to the distribution to allocate liabilities and responsibilities relating to employment matters, employee compensation and benefits plans and programs and other related matters. The employee matters agreement governs certain compensation and employee benefit obligations with respect to the current and former employees and non-employee directors of each company.

The employee matters agreement provides that, unless otherwise specified, ServiceMaster is responsible for liabilities associated with employees who are employed by ServiceMaster following the separation, former employees whose last employment was with the ServiceMaster businesses, and we are responsible for liabilities associated with employees who are employed by us following the separation and former employees whose last employment was with our businesses.

The employee matters agreement provides for the conversion of the outstanding awards granted under ServiceMaster’s equity compensation programs into adjusted awards relating to shares of our common stock, as described below under the heading “—Treatment of Equity-Based Compensation.” The adjusted awards generally are subject to substantially the same terms, vesting conditions, post-termination exercise rules and other restrictions that applied to the original ServiceMaster award immediately before the separation.

Treatment of Equity-Based Compensation

Outstanding ServiceMaster equity awards held by employees and nonemployee directors of Frontdoor at the time of the Spin-off were treated as follows:

Stock Options Held by Frontdoor Employees

Each ServiceMaster stock option held by a Frontdoor employee was converted into an option to purchase shares of our common stock. The exercise price and number of shares subject to each such Frontdoor stock option were adjusted as described in the employee matters agreement in order to preserve the aggregate value of the original ServiceMaster stock option, as measured immediately before and immediately after the distribution date, subject to rounding. The vesting terms and life span of the stock options did not change.

Restricted Stock Units Held by Frontdoor Employees

Unless otherwise elected by a Frontdoor employee, each ServiceMaster RSU award (including performance RSU awards) held by such employee granted prior to April 23, 2018 was converted into an award in respect of both shares of ServiceMaster common stock and shares of our common stock. The number of shares of ServiceMaster common stock subject to each award was the same as the number of shares of ServiceMaster common stock subject to the award prior to the separation, while the number of shares of our common stock subject to the award were determined based on the number of Frontdoor shares distributed per ServiceMaster share in the separation. The vesting terms of the awards did not change.

Each ServiceMaster RSU award (including performance RSU awards) held by a Frontdoor employee granted on or after April 23, 2018 and if elected by a Frontdoor employee, such employee’s RSU awards granted prior to April 23, 2018, were converted into a Frontdoor RSU award. The number of shares of our common stock subject to the award were adjusted as described in the employee matters agreement in order to preserve the aggregate value of the original ServiceMaster RSU award, as measured immediately before and immediately after the distribution date, subject to rounding. The vesting terms of the awards did not change.

Director Deferred Share Equivalents

Each award of ServiceMaster deferred share equivalents held by a Frontdoor nonemployee director was converted into a Frontdoor deferred share equivalent award. The number of shares of our common stock subject to the award were adjusted as described in the employee matters agreement in order to preserve the aggregate value of the original ServiceMaster deferred share unit award, as measured immediately before and immediately after the distribution date, subject to rounding.

Stockholder and Registration Rights Agreement

We entered into a stockholder and registration rights agreement with ServiceMaster pursuant to which we agreed that, upon the request of ServiceMaster, we will use our reasonable best efforts to effect the registration under applicable federal and state securities laws of any shares of our common stock retained by ServiceMaster. In addition, ServiceMaster agreed to vote any shares of our common stock that it retained immediately after the separation in proportion to the votes cast by our other stockholders. In connection with such agreement, ServiceMaster granted us a proxy to vote its shares of our common stock in such proportion. This proxy, however, will be automatically revoked as to any particular share upon any sale or transfer of such share from ServiceMaster to a person other than ServiceMaster, and neither the voting agreement nor proxy will limit or prohibit any such sale or transfer. We have filed a registration statement of which this prospectus forms a part pursuant to the terms of the stockholder and registration rights agreement.

Sublease Agreements

Frontdoor and ServiceMaster entered into sublease agreements prior to the distribution, pursuant to which Frontdoor subleased office and call center facilities from ServiceMaster. Frontdoor subleased from ServiceMaster approximately 62,000 square feet, plus common area space, for its headquarters, and a portion of ServiceMaster’s Memphis customer care center. Frontdoor’s sublease for a portion of ServiceMaster’s Peabody Place headquarters is expected to have a term of approximately 15 years, and Frontdoor’s sublease for a portion of ServiceMaster’s Memphis customer care center is expected to have a term of seven years.

Frontdoor’s rent payments to ServiceMaster will generally be adjusted each year of the subleases to reflect increases or decreases in operating and maintenance expenses and other factors. ServiceMaster may terminate the subleases in the event of a material uncured default by Frontdoor.

Procedures for Approval of Related Person Transactions

Our board of directors has adopted a written policy on related person transactions. The policy covers transactions involving us in excess of $120,000 in which any director, director nominee, executive officer or greater than five percent beneficial owner of Frontdoor, or any of their respective immediate family members, has or had a direct or indirect material interest, subject to certain exceptions set forth in the policy.

Under this policy, the general counsel must advise the Audit Committee of any related person transaction of which he or she becomes aware. The Audit Committee must then either approve or reject the transaction in accordance with the terms of the policy. In the course of making this determination, the Audit Committee will consider all relevant facts and circumstances available to it, including, but not limited to, the benefits to the Company, the impact on a director’s independence in the event the related person is a director, an immediate family member of a director or an entity in which a director is a partner, shareholder or executive officer, the availability of other sources for comparable products or services, the terms of the transaction, and the terms available to unrelated third parties or to associates generally.

DESCRIPTION OF MATERIAL INDEBTEDNESS

Senior Notes

On August 16, 2018 (the “Issue Date”), Frontdoor entered into an indenture (the “Base Indenture”), by and among Frontdoor, certain subsidiaries of Frontdoor, as guarantors (the “Notes Subsidiary Guarantors”), and Wilmington Trust, National Association, as trustee (the “Trustee”), and the First Supplemental Indenture (the “Supplemental Indenture,” and the Base Indenture as supplemented by the Supplemental Indenture, the “Indenture”), by and among Frontdoor, the Notes Subsidiary Guarantors and the Trustee, relating to Frontdoor’s issuance of $350,000,000 aggregate principal amount of its 6.750% Senior Notes due 2026 (the “Notes”).

Frontdoor issued the Notes on August 16, 2018 to The ServiceMaster Company, LLC, an indirect, wholly owned subsidiary of ServiceMaster (“The ServiceMaster Company”), as partial consideration for the transfer by The ServiceMaster Company or its subsidiaries to Frontdoor or its subsidiaries of certain assets (including the capital stock of one or more subsidiaries) of The ServiceMaster Company and its subsidiaries used in connection with the American Home Shield business of The ServiceMaster Company. The ServiceMaster Company transferred the Notes on August 17, 2018 (the “Closing Date”) to Chase Lincoln First Commercial Corporation (“Chase Lincoln”), in partial satisfaction of existing debt owed by The ServiceMaster Company to Chase Lincoln under the Short Term Credit Agreement (as defined below). Pursuant to a Purchase Agreement, dated August 14, 2018 (the “Purchase Agreement”), by and among Chase Lincoln, J.P. Morgan Securities LLC, for itself and as representative of the several initial purchasers (the “Initial Purchasers”) named on Schedule I to the Purchase Agreement, and, solely for the purposes expressly stated in the Purchase Agreement, Frontdoor and the Notes Subsidiary Guarantors, Chase Lincoln sold the Notes on the Closing Date to the Initial Purchasers in connection with the offering of the Notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act, and non-U.S. persons pursuant to Regulation S under the Securities Act (such sales of the Notes, the “Private Placement”).

Frontdoor did not receive any cash proceeds from the issuance of the Notes to The ServiceMaster Company or the Private Placement. All of the cash proceeds from the Private Placement were received by Chase Lincoln.

Interest; Maturity

The Notes will mature on August 15, 2026. The Notes will bear interest at a rate of 6.750%. Interest on the Notes is payable semi-annually in arrears in cash on February 15 and August 15 of each year, commencing February 15, 2019.

Guarantees

The Notes are guaranteed, jointly and severally, fully and unconditionally, on an unsecured, unsubordinated basis, by the Notes Subsidiary Guarantors, subject to certain exceptions set forth in the Indenture.

Optional Redemption

The Notes will be redeemable, at Frontdoor’s option, in whole or in part, at any time and from time to time on and after August 15, 2021 at the redemption prices set forth in the Indenture, plus accrued and unpaid interest, if any, to, but not including, the relevant date of redemption. At any time and from time to time prior to August 15, 2021, Frontdoor at its option may, on one or more occasions, redeem the Notes in an aggregate principal amount equal to up to 40% of the original aggregate principal amount of the Notes in amount not to exceed the net cash proceeds of one or more equity offerings, at a redemption price set forth in the Indenture, plus accrued and unpaid interest, if any, to, but not including, the redemption date. In addition, at any time and from time to time prior to August 15, 2021, the Notes may be redeemed, in whole or in part, at Frontdoor’s option, at a redemption price equal to 100% of the principal amount thereof plus the applicable “make-whole” premium set forth in the Indenture as of, and accrued and unpaid interest, if any, to, but not including, the redemption date.

Change of Control Trigger Event Offer

If Frontdoor experiences a change of control triggering event (as defined in the Indenture) after the date of the Spin-off, Frontdoor must offer to purchase all of the Notes (unless otherwise redeemed) at a price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to, but not including, the purchase date.

Covenants

The Indenture contains covenants that, among other things, limit the ability of Frontdoor and its restricted subsidiaries, as described in the Indenture, to: issue, assume, guarantee or incur additional indebtedness; pay dividends or make distributions or purchase or otherwise acquire or retire for value capital stock or subordinated obligations; issue certain preferred stock or similar equity securities; make loans and investments; create restrictions on the ability of Frontdoor’s restricted subsidiaries to make payments or distributions to Frontdoor; enter into certain transactions with affiliates; sell or otherwise dispose of assets, including capital stock of subsidiaries; incur liens; and in the case of Frontdoor, merge consolidate or convey, transfer or lease all of substantially all of the assets of Frontdoor and its restricted subsidiaries taken as a whole. Most of these covenants will be suspended during any period in which the Notes have investment grade ratings from both Moody’s Investors Service, Inc. (or its successors) and Standard & Poor’s Ratings Services (or its successors).

Events of Default

The Indenture also provides for customary events of default. If an event of default occurs (subject to certain exceptions), the Trustee or the holders of at least 30% in principal amount of the outstanding Notes may declare the principal of and unpaid interest on all the Notes to be due and payable immediately.

The foregoing description of the Indenture and the Supplemental Indenture is qualified in its entirety by reference to the complete terms and conditions of the Indenture and the Supplemental Indenture, which are filed as exhibits to the registration statement of which this prospectus forms a part.

Credit Facility

On August 16, 2018, Frontdoor, JPMorgan Chase Bank, N.A., as administrative agent, collateral agent and issuing bank, The ServiceMaster Company, as initial term lender, and the other lenders and other financial institutions party thereto, entered into a credit agreement (the “Credit Agreement”) providing for a $650,000,000 senior secured term loan facility (the “Term Loan Facility”) and a $250,000,000 senior secured revolving credit facility (the “Revolving Credit Facility,” together with the Term Loan Facility, the “Credit Facilities”). Frontdoor incurred $650,000,000 of term loans under the Term Loan Facility on August 16, 2018 in favor of The ServiceMaster Company as partial consideration for the transfer by The ServiceMaster Company to Frontdoor or its subsidiaries of certain assets (including the capital stock of one or more subsidiaries) of The ServiceMaster Company and its subsidiaries used in connection with the American Home Shield of The ServiceMaster Company. The ServiceMaster Company transferred and assigned its rights and obligations under the Credit Agreement on the Closing Date to Chase Lincoln, in partial satisfaction of certain existing debt owed by The ServiceMaster Company to Chase Lincoln.

Guarantees; Security

American Home Shield Corporation, a Delaware corporation, and Home Security of America Inc., a Wisconsin corporation, each a wholly owned subsidiary of Frontdoor (the “Credit Agreement Subsidiary Guarantors”), guarantee Frontdoor’s obligations under the Credit Facilities as of the date hereof. Wholly owned domestic subsidiaries (other than Excluded Subsidiaries (as defined in the Credit Agreement)) created or acquired after the effective date of the Credit Agreement will be required to guarantee Frontdoor’s obligations under the Credit Facilities.

The Credit Facilities and the guarantees thereof are secured by substantially all of the tangible and intangible assets of Frontdoor and the Credit Agreement Subsidiary Guarantors (including pledges of all the capital stock of all direct domestic subsidiaries (other than foreign subsidiary holding companies, which are deemed to be foreign subsidiaries) owned by Frontdoor or any guarantor and of up to 65% of the capital stock of each direct foreign subsidiary owned by Frontdoor or any guarantor), subject to certain exceptions.

Maturity; Interest

The Term Loan Facility will mature on August 16, 2025. Principal repayments of 1% per annum will be payable quarterly with the balance due at maturity. The Revolving Loan Facility will mature on August 16, 2023.

The interest rates applicable to the loans under the Term Loan Facility are based on a fluctuating rate of interest measured by reference to either, at the borrower’s option, (i) an adjusted London inter-bank offered rate (“LIBOR”) plus 2.50% per annum, or (ii) an alternate base rate (“ABR”) plus 1.50% per annum.

The interest rates applicable to the loans under the Revolving Credit Facility are based on a fluctuating rate of interest measured by reference to either, at the borrower’s option, (i) an adjusted LIBOR plus 2.50% per annum, or (ii) ABR plus 1.50% per annum.

On October 24, 2018, we entered into an interest rate swap agreement effective October 31, 2018 that expires on August 16, 2025. The notional amount of the agreement was $350 million. Under the terms of the agreement, we will pay a fixed rate of interest of 3.0865% on the $350 million notional amount, and we will receive a floating rate of interest (based on one-month LIBOR, subject to a floor of zero percent) on the notional amount. Therefore, during the term of the agreement, the effective interest rate on $350 million of the Term Loan Facility is fixed at a rate of 3.0865%, plus the incremental borrowing margin of 2.50%.

Optional Prepayment

Frontdoor may prepay the loans outstanding under the Credit Facilities at any time and from time to time, in whole or in part, without premium or penalty, unless such prepayment of the Term Loan Facility is in connection with a repricing transaction (as defined in the Credit Agreement) on or prior to the six-month anniversary of the effective date of the Credit Agreement, in which case a 1.0% premium shall be applied to the prepayment amount.

Voluntary reductions of revolving loan commitments under the Revolving Credit Facility or the termination of the Revolving Credit Facility in its entirety are permitted without premium or penalty, subject to customary breakage.

Mandatory Prepayment

Subject to certain exceptions, the Term Loan Facility is subject to mandatory prepayment and reduction in an amount equal to (i) the net cash proceeds of any indebtedness incurred by Frontdoor or its restricted subsidiaries after the effective date of the Credit Agreement, other than permitted indebtedness; (ii) the net cash proceeds of certain specified asset sales or dispositions by Frontdoor and its restricted subsidiaries; and (iii) 50% of annual excess cash flow (as defined in the Credit Agreement) for any fiscal year, stepping down to 25% and 0% at specified first lien leverage ratios.

Covenants

The Credit Agreement contains a number of customary covenants that, among other things, limit or restrict the ability of Frontdoor and its restricted subsidiaries to dispose of certain assets, incur or guarantee additional indebtedness, make dividends and other restricted payments (including redemption of our stock, prepayments of subordinated obligations and making investments), incur or maintain liens or engage in certain transactions with affiliates. The Credit Agreement also restricts the ability of Frontdoor to engage in mergers or the sale of all or substantially all of its assets. The Credit Agreement contains a financial covenant that requires Frontdoor’s Consolidated First Lien Leverage Ratio (as defined in the Credit Agreement) as of the end of each fiscal quarter not to exceed 3.50:1.00. The financial covenant is applicable only if 30% of the aggregate amount of revolving commitments are outstanding (excluding certain letter of credit obligations).

Events of Default

The Credit Agreement contains a number of customary events of default including non-payment of principal, interest or fees, violation of covenants, material inaccuracy of representations or warranties, cross payment default and cross acceleration to certain other material indebtedness, certain bankruptcy events, certain ERISA events, material invalidity of guarantees, security interests or, to the extent applicable, intercreditor arrangements, material judgments and change of control.

The foregoing description of the Credit Agreement is qualified in its entirety by reference to the complete terms and conditions of the Credit Agreement, which is filed as an exhibit to the registration statement of which this prospectus forms a part.

DESCRIPTION OF CAPITAL STOCK

The following description of certain terms of our common stock is a summary and is qualified in its entirety by reference to our amended and restated certificate of incorporation and our amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part, and by the DGCL.

General

Our authorized capital stock consists of 2,000,000,000 shares of common stock, par value $0.01 per share, and 200 million shares of preferred stock, par value $0.01 per share, all of which shares of preferred stock are undesignated. Our board of directors may establish the rights and preferences of the preferred stock from time to time. As of February 15, 2019, we had 84,550,370 shares of common stock outstanding and no shares of preferred stock outstanding.

Common Stock

Each holder of shares of our common stock is entitled to one vote for each share on all matters to be voted upon by the common stockholders, and there are no cumulative voting rights. Subject to any preferential rights of any outstanding preferred stock, holders of shares of our common stock are entitled to receive ratably the dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for that purpose. If there is a liquidation, dissolution or winding up of our Company, holders of our common stock would be entitled to a ratable distribution of its assets remaining after the payment in full of debts, liabilities and any preferential rights of any then-outstanding preferred stock.

Holders of our common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock are fully paid and non-assessable. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Under the terms of our amended and restated certificate of incorporation, our board of directors is authorized, subject to limitations prescribed by the DGCL, and by our amended and restated certificate of incorporation, to issue up to 200 million shares of preferred stock in one or more series without further action by the holders of our common stock. Our board of directors has the discretion, subject to the limitations proscribed by the DGCL and by our amended and restated certificate of incorporation, to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

Corporate Governance

Single Class Capital Structure. We have a single class share capital structure with all stockholders entitled to vote for director nominees and each holder of common stock entitled to one vote per share.

Director Elections. Our board of directors is divided into three classes, with Class I composed of two directors, Class II composed of three directors and Class III composed of two directors. The directors designated as Class I directors have terms expiring at the first annual meeting of stockholders following the Spin-off, which we expect to hold in 2019. The directors designated as Class II directors have terms expiring at the following year’s annual meeting of stockholders, which we expect to hold in 2020, and the directors designated as Class III directors have terms expiring at the following year’s annual meeting of stockholders, which we expect to hold in 2021. At the first annual meeting of stockholders following the Spin-off, the successors of Class I directors will be elected to serve for a term of three years each. Commencing with the second annual meeting of stockholders following the Spin-off, directors for each class will be elected at the annual meeting of stockholders held in the year in which the term for that class expires and thereafter each director will serve for a term of one year and until his or her successor is duly elected and qualified, or until his or her earlier resignation or removal. Consequently, by 2022, all of our directors will stand for election each year for one year terms, and our board will therefore no longer be divided into three classes.

At any meeting of stockholders for the election of directors at which a quorum is present, the election will be determined by a majority of the votes cast by the stockholders entitled to vote in the election, with directors not receiving a majority of the votes cast required to tender their resignations for consideration by the board, except that in the case of a contested election, the election will be determined by a plurality of the votes cast by the stockholders entitled to vote in the election. Before the board is declassified, it would take at least two elections of directors for any individual or group to gain control of our board of directors. Accordingly, while the classified board is in effect, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of our Company.

Special Stockholder Meetings. Our amended and restated certificate of incorporation provides that the chairman of the board of directors or the board of directors pursuant to a resolution adopted by a majority of the entire board of directors may call special meetings of our stockholders. Stockholders may not call special meetings of stockholders.

Majority Vote for Mergers and Other Business Combinations. Mergers and other business combinations involving our Company will generally be required to be approved by a majority vote where such stockholder approval is required.

Other Corporate Governance Features. Governance features related to our board of directors are set forth in “Management.” In addition to the foregoing, we have implemented annual board performance evaluations, clawback and anti-hedging policies, prohibitions on option repricing in equity plans without stockholder approval, risk oversight procedures and other practices and protocols, and we anticipate implementing stock ownership guidelines for directors and senior officers.

Anti-Takeover Effects of Various Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws

Provisions of the DGCL and our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult to acquire our Company by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below and in “—Corporate Governance—Special Stockholder Meetings” described above, may discourage certain types of coercive takeover practices and takeover bids that our board of directors may consider inadequate and to encourage persons seeking to acquire control of our Company to first negotiate with our board of directors. We believe that the benefits of increased protection of its ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure it outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Statute

As a Delaware corporation, we are subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless the business combination or the acquisition of shares that resulted in a stockholder becoming an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status did own) 15 percent or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by our stockholders.

Size of Board and Vacancies

Our amended and restated certificate of incorporation provides that the number of directors on our board of directors will be fixed exclusively by our board of directors. Any vacancies created in its board of directors resulting from any increase in the authorized number of directors or the death, resignation, retirement, disqualification, removal from office or other cause will be filled by a majority of the board of directors then in office, even if less than a quorum is present, or by a sole remaining director. Any director appointed to fill a vacancy on our board of directors will be appointed for a term expiring at the next annual meeting of stockholders, and until his or her successor has been elected and qualified.

Director Removal

Our amended and restated certificate of incorporation provides that (i) prior to the board being fully declassified as discussed above stockholders will be permitted to remove a director only for cause, consistent with the DGCL requirements for classified boards; and (ii) after the board has been fully declassified, stockholders may remove our Company’s directors with or without cause. Removal will require the affirmative vote of at least two thirds of our Company’s voting stock.

Stockholder Action by Written Consent

Our amended and restated certificate of incorporation expressly eliminates the right of stockholders to act by written consent. Stockholder action may only take place at an annual or a special meeting of our stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of its board of directors or a committee of its board of directors.

No Cumulative Voting

The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors, unless the company’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.

Undesignated Preferred Stock

The authority that our board of directors possesses to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of our Company through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. Our board of directors may be able to issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of our Company. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Exclusive Forum

Our amended and restated certificate of incorporation provides that, unless the board of directors otherwise determines, the state courts of the State of Delaware, or, if no state court located in the State of Delaware has jurisdiction, the federal court for the District of Delaware, will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of our Company, any action asserting a claim of breach of a fiduciary duty owed by any of our directors or officers to our Company or our stockholders, creditors or other constituents, any action asserting a claim against our Company or any of our directors or officers arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or amended and restated bylaws, or any action asserting a claim against our Company or any of our directors or officers governed by the internal affairs doctrine.

We have included this exclusive forum provision in our amended and restated certificate of incorporation because such provision, in our view, is in the best interests of our Company and our stockholders for the following reasons: (1) the exclusive forum provision provides that certain intra-corporate disputes will be litigated in Delaware, the state in which our Company is incorporated and whose law governs such disputes; (2) the Delaware Chancery Court has developed extensive expertise in dealing with corporate law issues, as well as a substantial and influential body of case law interpreting Delaware’s corporate law; (3) the exclusive forum provision will help us avoid multiple lawsuits in numerous jurisdictions relating to the same dispute, thus preventing corporate resources from being unnecessarily diverted to address duplicative, costly and wasteful multi-forum litigation; (4) the exclusive forum provision will provide value to our Company and our stockholders by facilitating consistency and predictability in litigation outcomes and reducing the risk that the outcome of cases in multiple jurisdictions could be inconsistent, even though each jurisdiction purports to follow Delaware law; (5) the exclusive forum provision does not materially change the substantive legal claims or remedies available to our stockholders, but rather only regulates the forum in which stockholders may file claims relating to certain specified intra-corporate disputes; and (6) our board of directors has the ability to consent to an alternative forum in appropriate circumstances where the board determines that the interests of our Company and our stockholders are best served by permitting a particular dispute to proceed in a forum other than Delaware.

Limitations on Liability, Indemnification of Officers and Directors and Insurance

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors, and our amended and restated certificate of incorporation includes such an exculpation provision. Our amended and restated certificate of incorporation and our amended and restated bylaws include provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as a director or officer of our Company, or for serving at our request as a director or officer or another position at another corporation or enterprise, as the case may be. Our amended and restated certificate of incorporation and our amended and restated bylaws also provide that we must indemnify and advance reasonable expenses to our directors and officers, subject to our receipt of an undertaking from the indemnified party as may be required under the DGCL. Our amended and restated certificate of incorporation expressly authorizes us to carry directors’ and officers’ insurance to protect our Company and our directors, officers and certain employees against some liabilities.

The limitation of liability and indemnification provisions that are in our amended and restated certificate of incorporation and our amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit our Company and its stockholders. However, these provisions do not limit or eliminate our rights, or those of any stockholder, to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director’s duty of care. The provisions do not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending material litigation or proceeding against any of our directors, officers or employees for which indemnification is sought.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without your approval. We may use additional shares for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of our Company by means of a proxy contest, tender offer, merger or otherwise.

Transfer Agent and Registrar

The transfer agent and registrar for shares of our common stock is Computershare Trust Company, N.A.

Listing

Our common stock is listed on the NASDAQ under the symbol “FTDR.”

SHARES ELIGIBLE FOR FUTURE SALE

Our common stock is listed on NASDAQ under the symbol “FTDR”. Future sales of substantial amounts of our common stock in the public market could adversely affect market prices prevailing from time to time and future distributions of the shares owned by ServiceMaster could also adversely affect the market price of our common stock.

Sale of Restricted Shares

As of February 15, 2019, we have approximately 84,550,370 shares of common stock outstanding, excluding shares awarded pursuant to equity award arrangements with directors and employees, and ServiceMaster owns 16,734,092 shares of our common stock as of December 31, 2018. Of these shares, all of the shares of our common stock that holders of ServiceMaster common stock, including trust beneficiaries, received in the distribution are, and all of the shares sold pursuant to the registration statement of which this prospectus forms a part will be freely transferable without restriction under the Securities Act, unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act.

All 16,734,092 shares held by ServiceMaster as of December 31, 2018 are “restricted securities” within the meaning of Rule 144 under the Securities Act, but will no longer be “restricted securities” to the extent they are registered and sold (other than to our “affiliates”) pursuant to this registration statement of which this prospectus forms a part. Restricted securities may be sold in the public market only if they are so registered and sold under the Securities Act or are sold pursuant to an exemption from registration under Rule 144 under the Securities Act.

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to be or have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without registration, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of a prior owner other than an affiliate, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates, who have met the six-month holding period for beneficial ownership of “restricted shares” of our common stock, are entitled to sell within any three-month period, a number of shares that does not exceed the greater of:

•	1.0% of our then-outstanding shares of common stock, which will equal approximately 845,451 shares immediately after this offering; and

•	the average weekly trading volume of our common stock on NASDAQ during the four calendar weeks preceding the filing of a notice of the sale on Form 144.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. The sale of these shares, or the perception that sales will be made, could adversely affect the price of our common stock after this offering because a greater supply of shares would be, or would be perceived to be, available for sale in the public market.

Registration Statement on Form S-8

On September 28, 2018, we filed with the SEC a Registration Statement on Form S-8 registering an aggregate of 14,500,000 shares of common stock underlying equity awards we have made and will make to our employees and certain other qualifying individuals, and the resale of those shares of common stock. The Form S-8 became effective upon filing and shares of common stock so registered will become freely tradable when issued.

Registration Rights

As described in “Certain Relationships and Related Person Transactions—Stockholder and Registration Rights Agreement,” we have entered into the stockholder and registration rights agreement with ServiceMaster. This prospectus is part of the registration statement filed pursuant to the stockholder and registration rights agreement. We do not have any other contractual obligations to register our common stock.

CERTAIN U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES

TO NON-U.S. HOLDERS

The following is a summary of certain U.S. federal income and estate tax consequences of the purchase, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset by a non-U.S. holder (as defined below).

A “non-U.S. holder” means a beneficial owner of our common stock (other than an entity treated as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes, any of the following:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Code, and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of U.S. federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, it does not represent a detailed description of the U.S. federal income and estate tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a United States expatriate, foreign pension fund, “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for U.S. federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular U.S. federal income and estate tax consequences to you of the purchase, ownership and disposition of our common stock, as well as the consequences to you arising under other U.S. federal tax laws and the laws of any other taxing jurisdiction.

Dividends

In the event that we make a distribution of cash or other property (other than certain pro rata distributions of our stock) in respect of our common stock, the distribution generally will be treated as a dividend for U.S. federal income tax purposes to the extent it is paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Any portion of a distribution that exceeds our current and accumulated earnings and profits generally will be treated first as a tax-free return of capital, causing a reduction in the adjusted tax basis of a non-U.S. holder’s common stock, and to the extent the amount of the distribution exceeds a non-U.S. holder’s adjusted tax basis in our common stock, the excess will be treated as gain from the disposition of our common stock (the tax treatment of which is discussed below under “—Gain on Disposition of Common Stock”).

Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to provide the applicable withholding agent with a properly executed IRS Form W-BEN or Form W-8BEN-E (or other applicable form) certifying under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

Subject to the discussion of backup withholding below, any gain realized by a non-U.S. holder on the sale or other disposition of our common stock generally will not be subject to U.S. federal income tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes and certain other conditions are met.

A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the gain derived from the sale or other disposition in the same manner as if the non-U.S. holder were a United States person as defined under the Code. In addition, if any non-U.S. holder described in the first bullet point immediately above is a foreign corporation, the gain realized by such non-U.S. holder may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a 30% (or such lower rate as may be specified by an applicable income tax treaty) tax on the gain derived from the sale or other disposition, which gain may be offset by United States source capital losses even though the individual is not considered a resident of the United States.

Generally, a corporation is a “United States real property holding corporation” if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). We believe we are not and do not anticipate becoming a “United States real property holding corporation” for U.S. federal income tax purposes.

Federal Estate Tax

Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

Distributions paid to a non-U.S. holder and the amount of any tax withheld with respect to such distributions generally will be reported to the IRS. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will not be subject to backup withholding on dividends received if such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of our common stock made within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Additional Withholding Requirements

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% U.S. federal withholding tax may apply to any dividends paid on our common stock to (i) a “foreign financial institution” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial United States beneficial owners of such entity (if any). If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Dividends,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. You should consult your own tax advisors regarding these requirements and whether they may be relevant to your ownership and disposition of our common stock.

PLAN OF DISTRIBUTION

The selling stockholder identified in this prospectus may offer, from time to time, shares of our common stock. We are registering such shares under the terms of the stockholder and registration rights agreement between us and the selling stockholder. We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholder. Registration of the shares of common stock covered by this prospectus does not mean, however, that those shares of common stock necessarily will be offered or sold.

The selling stockholder and its successors, including its transferees, may sell all or a portion of the shares of our common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchasers of the shares. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

The shares of our common stock may be sold in one or more transactions on any national securities exchange or quotation service on which the shares may be listed or quoted at the time of sale, in the over-the-counter market or in transactions otherwise than on these exchanges or systems or in the over-the-counter market and in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions. Additionally, the selling stockholder may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. The selling stockholder may use any one or more of the following methods when selling shares:

•	on any national securities exchange or quotation service on which the shares may be listed or quoted at the time of sale, including NASDAQ;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or services or in the over-the-counter market;

•	through the writing or settlement of options or other hedging transactions, whether the options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	a debt-for-equity exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus forms a part;

•	broker-dealers may agree with the selling stockholder to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholder may offer our common stock to the public through underwriting syndicates represented by managing underwriters or through underwriters without an underwriting syndicate. If underwriters are used for the sale of our common stock, the securities will be acquired by the underwriters for their own account. The underwriters may resell the common stock in one or more transactions, including in negotiated transactions at a fixed public offering price or at varying prices determined at the time of sale. In connection with any such underwritten sale of common stock, underwriters may receive compensation from the selling stockholder, for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell common stock to or through dealers, and the dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agents. Such compensation may be in excess of customary discounts, concessions or commissions.

If underwriters are used for the sale of our common stock, to the extent required by law, the names of the underwriters will be set forth in the prospectus or prospectus supplement used by the underwriters to sell those securities. The selling stockholder may use underwriters with whom we or the selling stockholder have a material relationship. We will describe the nature of such relationship in any applicable prospectus supplement naming the underwriter or underwriters.

If underwriters are used for the sale of our common stock, unless otherwise indicated in the prospectus or prospectus supplement relating to a particular offering of common stock, the obligations of any underwriters to purchase the securities will be subject to customary conditions precedent, and the underwriters will be obligated to purchase all of the securities offered if any of the securities are purchased.

If underwriters are used for the sale of our common stock, in connection with such offering, the underwriters may advise us that they may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of the shares of our common stock pursuant to this prospectus and any applicable prospectus supplement and to the activities of the selling stockholder. In addition, we will make copies of this prospectus and any applicable prospectus supplement available to the selling stockholder for the purpose of satisfying the prospectus delivery requirements of the Securities Act. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the common stock. All of the foregoing may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock.

In addition, any securities that qualify for sale pursuant to Rule 144 or Regulation S under the Securities Act or under Section 4(1) under the Securities Act may be sold under such rules rather than pursuant to this prospectus or a prospectus supplement.

The selling stockholder may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of our common stock in the course of hedging the positions they assume. The selling stockholder may also sell short the shares and deliver common stock to close out short positions, or loan or pledge the shares to broker-dealers that in turn may sell these shares. The selling stockholder may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities that require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus and any applicable prospectus supplement, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus and any applicable prospectus supplement. The selling stockholder also may transfer and donate the shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and any applicable prospectus supplement.

The aggregate proceeds to the selling stockholder from the sale of the shares of our common stock will be the purchase price of the shares less discounts and commissions, if any.

We understand that ServiceMaster currently intends to dispose of all of our common stock that it retained after the distribution through one or more subsequent exchanges for debt by June 14, 2019 in accordance with the terms of the IRS private letter ruling. Under such an exchange, the debt exchange parties, as principals for their own accounts, would exchange debt obligations of the selling stockholder held by the debt exchange parties for shares of our common stock held by the selling stockholder. Under U.S. federal securities laws, the debt exchange parties would be deemed to be the selling stockholders and underwriters with respect to any shares of common stock that they acquire in connection with a debt-for-equity exchange and sell in an offering in connection therewith. In the event that the debt exchange parties offer shares of our common stock for sale in connection with a debt-for-equity exchange, ServiceMaster may also be deemed a selling stockholder in such an offering solely for U.S. federal securities laws purposes.

In offering the shares of our common stock covered by this prospectus and any applicable prospectus supplement, the selling stockholder and any broker-dealers who execute sales for the selling stockholder may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act in connection with such sales. Any profits realized by the selling stockholder and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions. Selling stockholders who are “underwriters” within the meaning of Section 2(a)(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act and may be subject to certain statutory and regulatory liabilities, including liabilities imposed pursuant to Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

In order to comply with the securities laws of certain states, if applicable, the shares of our common stock must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless the shares are registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

There can be no assurance that the selling stockholder will sell any or all of the common stock registered pursuant to the registration statement of which this prospectus forms a part.

At the time a particular offering of the shares is made, a prospectus supplement, if required, will be distributed, which will set forth the name of the selling stockholder, the aggregate amount of shares being offered by the selling stockholder and the terms of the offering, including, to the extent required, (1) the name or names of any underwriters, broker-dealers or agents, (2) any discounts, commissions and other terms constituting compensation from the selling stockholder and (3) any discounts, commissions or concessions allowed or reallowed to be paid to broker-dealers.

Pursuant to the stockholder and registration rights agreement, we have agreed to indemnify the selling stockholder against certain liabilities, including certain liabilities under the Securities Act. Agents and underwriters will be entitled to indemnification by us and the selling stockholder against certain liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof.

Agents and underwriters and their respective affiliates may engage in transactions with, or perform services for us in the ordinary course of business for which they may receive customary fees and reimbursement of expenses.

The estimated offering expenses payable by the selling stockholder, in addition to any underwriting discounts and commissions that will be paid by the selling stockholder, will be described in any applicable prospectus supplement.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. Certain legal matters in connection with an underwritten offering will be passed upon for the underwriters by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

The consolidated and combined financial statements and the related financial statement schedules of frontdoor, inc. as of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion on the financial statements and financial statement schedules and includes an explanatory paragraph relating to the Company’s change in method of accounting for revenue from contracts with customers as of January 1, 2018 and an emphasis of matter paragraph relating to allocations of certain corporate costs from ServiceMaster Global Holdings, Inc. for periods prior to October 1, 2018), appearing herein. Such consolidated and combined financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock being registered by this prospectus. This prospectus is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits and schedules to the registration statement, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, please refer to the registration statement, including its exhibits and schedules. Statements made in this prospectus relating to any contract or other document filed as an exhibit to the registration statement include the material terms of such contract or other document. However, such statements are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document.

Because we are subject to the information and reporting requirements of the Exchange Act, we file periodic reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. Those filings are also available to the public on, or accessible through, our website under the heading “Investors” at www.frontdoorhome.com. You may review a copy of the registration statement, including its exhibits and schedules, or any other document we file with the SEC at the SEC’s public reference room, located at 100 F Street NE, Washington, D.C. 20549, by calling the SEC at 1-800-SEC-0330 as well as on the Internet website maintained by the SEC at www.sec.gov. Information contained on any website referenced in this prospectus is not incorporated by reference in this prospectus. We intend to furnish holders of our common stock with annual reports containing consolidated financial statements prepared in accordance with U.S. GAAP and audited and reported on, with an opinion expressed, by an independent registered public accounting firm.

You should rely only on the information contained in this prospectus or to which this prospectus has referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this prospectus.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

frontdoor, inc.

Memphis, Tennessee

Opinion on the Financial Statements

We have audited the accompanying consolidated and combined statements of financial position of frontdoor, inc. and subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated and combined statements of operations and comprehensive income, statements of changes in total equity, and cash flows for each of the three years in the period ended December 31, 2018, and the related notes and the schedules listed in the Index at Item 15 (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 3 to the financial statements, the Company has changed its method of accounting for revenue from contracts with customers as of January 1, 2018 due to the adoption of the new revenue standard. The Company adopted the new revenue standard using the modified retrospective approach.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of a Matter

As discussed in Note 1 to the consolidated and combined financial statements, prior to October 1, 2018 the accompanying combined financial statements were derived from the consolidated financial statements and accounting records of ServiceMaster Global Holdings, Inc. (“SvM”). The accompanying combined financial statements include expense allocations for certain corporate functions historically provided by SvM. These allocations may not be reflective of the actual expenses which would have been incurred had the Company operated as a separate entity apart from SvM during the periods prior to October 1, 2018.

/s/ Deloitte & Touche LLP

Memphis, Tennessee

February 28, 2019

We have served as the Company’s auditor since 2017.

Consolidated and Combined Statements of Operations and Comprehensive Income

(In millions, except per share data)

	Year Ended December 31,
	2018	2017	2016
Revenue	$1,258	$1,157	$1,020
Cost of services rendered	686	589	526

Gross Profit	572	567	494
Selling and administrative expenses	338	312	286
Depreciation expense	12	9	8
Amortization expense	8	8	6
Restructuring charges	3	7	3
Spin-off charges	24	13	—
Affiliate royalty expense	1	2	2
Interest expense	23	1	—
Interest income from affiliate	(2)	(3)	(2)
Interest and net investment income	(2)	(2)	(5)
Other	—	—	1

Income before Income Taxes	166	220	196
Provision for income taxes	42	60	71

Net Income	$125	$160	$124

Other Comprehensive Income (Loss), Net of Income Taxes:
Net unrealized loss on securities	—	—	(2)
Net unrealized loss on derivative instruments	(9)	—	—

Total Other Comprehensive Loss, Net of Income Taxes:	(9)	—	(2)

Total Comprehensive Income	$116	$160	$123

Earnings per Share:
Basic	$1.47	$1.90	$1.47

Diluted	$1.47	$1.90	$1.47

Weighted-average Common Shares Outstanding:
Basic	84.5	84.5	84.5
Diluted	84.7	84.5	84.5

See accompanying Notes to the Consolidated and Combined Financial Statements.

Consolidated and Combined Statements of Financial Position

(In millions, except share data)

	As of December 31,
	2018	2017
Assets:
Current Assets:
Cash and cash equivalents	$296	$282
Marketable securities	9	25
Receivables, less allowance of $2 and $1, respectively	12	406
Prepaid expenses and other assets	13	10
Deferred customer acquisition costs	—	18

Total Current Assets	330	741

Other Assets:
Property and equipment, net	47	31
Goodwill	476	476
Intangible assets, net	158	165
Long-term marketable securities	—	2
Deferred customer acquisition costs	21	—
Other assets	10	1

Total Assets	$1,041	1,416

Liabilities and Equity:
Current Liabilities:
Accounts payable	$41	33
Accrued liabilities:
Payroll and related expenses	10	15
Home service plan claims	67	57
Interest payable	9	—
Other	26	19
Deferred revenue	185	573
Current portion of long-term debt	7	9

Total Current Liabilities	345	705

Long-Term Debt	977	—
Other Long-Term Liabilities:
Deferred taxes	39	38
Other long-term obligations	24	11

Total Other Long-Term Liabilities	63	49

Commitments and Contingencies (Note 9)
Equity:
Net Parent Investment	—	661
Common stock, $.01 par value; 2,000,000,000 shares authorized; 84,545,152 shares issued and outstanding at December 31, 2018	1	—
Additional paid-in capital	1	—
Accumulated deficit	(336)	—
Accumulated other comprehensive loss	(9)	—

Total (Deficit) Equity	(344)	661

Total Liabilities and Equity	$1,041	1,416

See accompanying Notes to the Consolidated and Combined Financial Statements.

Consolidated and Combined Statements of Changes in Equity

(In millions)

	Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Net Parent Investment	Accumulated Other Comprehensive Income (Loss)	Equity
Balance December 31, 2015	—	$—	$—	$—	$516	$2	$518

Net income	—	—	—	—	124	—	124
Stock-based employee compensation	—	—	—	—	4	—	4
Net transfers to Parent	—	—	—	—	(84)	—	(84)
Other comprehensive loss, net of tax	—	—	—	—	—	(2)	(2)

Balance December 31, 2016	—	$—	$—	$—	$560	$—	$560

Net income	—	—	—	—	160	—	160
Stock-based employee compensation	—	—	—	—	4	—	4
Net transfers to Parent	—	—	—	—	(63)	—	(63)

Balance December 31, 2017	—	$—	$—	$—	$661	$—	$661

Net income	—	—	—	17	108	—	125
Stock-based employee compensation	—	—	1	—	3	—	4
Adoption of ASC 606	—	—	—	—	2	—	2
Net transfers to Parent	—	—	—	—	(127)	—	(127)
Non-cash distribution to Parent	—	—	—	—	(1,000)	—	(1,000)
Reclassification of Net Parent Investment	—	—	—	(352)	352	—	—
Issuance of common stock at Spin-off	85	1	—	(1)	—	—	—
Other comprehensive loss, net of tax	—	—	—	—	—	(9)	(9)

Balance December 31, 2018	85	$1	$1	$(336)	$—	$(9)	$(344)

See accompanying Notes to the Consolidated and Combined Financial Statements

Consolidated and Combined Statements of Cash Flows

(In millions)

	Year Ended December 31,
	2018	2017	2016
Cash and Cash Equivalents at Beginning of Period	$282	$168	$156
Cash Flows from Operating Activities:
Net Income	125	160	124
Adjustments to reconcile net income to net cash provided from operating activities:
Depreciation expense	12	9	8
Amortization expense	8	8	6
Deferred income tax provision	7	(19)	1
Stock-based compensation expense	4	4	4
Gain on sale of marketable securities	—	—	(3)
Restructuring charges	3	7	3
Payments for restructuring charges	(5)	(5)	(3)
Spin-off charges	24	13	—
Payments for spin-off charges	(23)	(13)	—
Other	1	—	2
Change in working capital, net of acquisitions:
Receivables	4	(33)	(40)
Other current assets	(1)	5	6
Accounts payable	8	5	—
Deferred revenue	1	44	43
Accrued liabilities	7	9	3
Accrued interest payable	9	—	—
Current income taxes	4	—	—

Net Cash Provided from Operating Activities	189	194	155

Cash Flows from Investing Activities
Purchases of property and equipment	(27)	(15)	(11)
Other business acquisitions, net of cash acquired	—	—	(87)
Purchases of available-for-sale securities	(15)	(44)	(6)
Sales and maturities of available-for-sale securities	32	48	49

Net Cash Used for Investing Activities	(10)	(11)	(55)

Cash Flows from Financing Activities
Payments of debt and capital lease obligations	(10)	(5)	(1)
Net transfers to Parent	(137)	(63)	(87)
Discount paid on issuance of debt	(2)	—	—
Debt issuance costs paid	(16)	—	—

Net Cash Used for Financing Activities	(165)	(68)	(88)

Cash Increase During the Period	14	114	12

Cash and Cash Equivalents at End of Period	$296	$282	$168

See accompanying Notes to the Consolidated and Combined Financial Statements.

frontdoor, inc

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

Note 1. Basis of Presentation

We are the largest provider of home service plans in the United States, as measured by revenue, and operate under the American Home Shield, HSA, OneGuard and Landmark brands. Our customizable home service plans help customers protect and maintain their homes, typically their most valuable asset, from costly and unplanned breakdowns of essential home systems and appliances. Our home service plans cover the repair or replacement of major components of up to 21 household systems and appliances, including electrical, plumbing, central HVAC systems, water heaters, refrigerators, dishwashers and ranges/ovens/cooktops. We serve customers across all 50 states and the District of Columbia.

On July 26, 2017, ServiceMaster announced its intention to spin off the ownership and operations of its businesses operated under the American Home Shield, HSA, OneGuard and Landmark brand names (the “Separated Business”) into a stand-alone publicly traded company (the “Spin-off”). Frontdoor was formed as a wholly-owned subsidiary of ServiceMaster on January 2, 2018 for the purpose of holding the Separated Business in connection with the Spin-off. During 2018, ServiceMaster contributed the Separated Business to Frontdoor. On October 1, 2018, the Spin-off was completed by a pro rata distribution to ServiceMaster’s stockholders of approximately 80.2% of our common stock. Each holder of ServiceMaster common stock received one share of our common stock for every two shares of ServiceMaster common stock held at the close of business on September 14, 2018, the record date of the distribution. The Spin-off was completed pursuant to a separation and distribution agreement and other agreements with ServiceMaster related to the Spin-off, including a transition services agreement, a tax matters agreement, an employee matters agreement and a stockholders and registration rights agreement. See Note 10 to the accompanying consolidated and combined financial statements for information related to these agreements.

Prior to the Spin-off, we did not operate as a separate company, and stand-alone financial statements were not historically prepared. The accompanying consolidated and combined financial statements reflect the combined operations of the separated business for periods prior to the completion of the Spin-off and reflect our consolidated operations for the period after the completion of the Spin-off. These consolidated and combined financial statements reflect our financial position, results of operations and cash flows in conformity with U.S. GAAP. Our financial position, results of operations and cash flows may not be indicative of our condition had we been a separate stand-alone entity during the periods presented, nor are the results stated herein necessarily indicative of our financial position, results of operations and cash flows had we operated as a separate, independent company during the periods presented.

The accompanying consolidated and combined financial statements include all revenues, costs, assets and liabilities directly attributable to us. ServiceMaster’s debt and corresponding interest expense have not been allocated to us for periods prior to the Spin-off since we were not the obligor of the debt. The accompanying consolidated and combined statements of operations and comprehensive income include allocations of certain costs from ServiceMaster incurred on our behalf. Such corporate-level costs were allocated to us using methods based on proportionate formulas such as revenue, headcount and others. Such corporate costs include costs pertaining to: accounting and finance, legal, human resources, information technology, insurance, marketing, tax services, procurement services and other costs. We consider the expense allocation methodology and results to be reasonable for all periods presented. However, these allocations may not be indicative of the actual level of expense that we would have incurred if we had operated as a separate stand-alone, publicly traded company during the periods presented nor are these costs necessarily indicative of costs we may incur in the future. See Note 10 to the accompanying consolidated and combined financial statements for information regarding allocations from ServiceMaster.

Prior to the Spin-off, current and deferred income taxes and related tax expense have been determined based on our stand-alone results by applying ASC 740 as if we were a separate taxpayer, following the separate return methodology. Our portion of current income taxes payable was deemed to have been remitted to ServiceMaster in the period the related tax expense was recorded. Our portion of current income taxes receivable was deemed to have been remitted to us by ServiceMaster in the period to which the receivable applies only to the extent that we could have recognized a refund of such taxes on a stand-alone basis under the law of the relevant taxing jurisdiction. See Note 5 to the accompanying consolidated and combined financial statements for additional information.

Note 2. Significant Accounting Policies

Basis of Consolidation and Combination

Our financial statements include amounts and disclosures related to the stand-alone financial statements and accounting records of Frontdoor after the Spin-off (“consolidated”) in combination with amounts and disclosures that have been derived for our business from the consolidated financial statements and accounting records of ServiceMaster for the periods prior to the completion of the Spin-off (“combined”). Any references to our financial statements, financial data and operating data refer to our accompanying consolidated and combined financial statements unless otherwise noted. All intercompany transactions have been eliminated.

Use of Estimates

The preparation of the combined financial statements requires management to make certain estimates and assumptions required under U.S. GAAP that may differ from actual results. The more significant areas requiring the use of management estimates relate to revenue recognition; the allowance for uncollectible receivables; accruals for home service plans; accruals for income tax liabilities as well as deferred tax accounts; the deferral and amortization of customer acquisition costs; stock-based compensation; useful lives for depreciation and amortization expense; the valuation of marketable securities; and the valuation of tangible and intangible assets.

Revenue

Home service plan contracts are typically one year in duration. Home service plan claims costs are expensed as incurred. We recognize revenue over the life of these contracts in proportion to the expected direct costs. Those costs bear a direct relationship to the fulfillment of our obligations under the contracts and are representative of the relative value provided to the customer (measurement of progress towards completion method). We regularly review our estimates of claims costs and adjust the estimates when appropriate.

Revenues are presented net of sales taxes collected and remitted to government taxing authorities on the consolidated and combined statements of operations and comprehensive income.

We record a receivable related to revenue recognized on services once we have an unconditional right to invoice and receive payment in the future related to the services provided. When revenue is recognized on monthly-pay customers before being billed, a contract asset is created. Deferred revenue represents a contract liability and is recognized when cash payments are received in advance of the performance of services, including when the amounts are refundable. Amounts are recognized as revenue in proportion to the costs expected to be incurred in performing services under our contracts.

Allowance for Uncollectible Receivables

The allowance for uncollectible receivables is developed based on several factors, including overall customer credit quality, historical write-off experience and specific account analyses that project the ultimate collectability of the outstanding balances. As such, these factors may change over time causing the reserve level to vary.

Deferred Customer Acquisition Costs

Customer acquisition costs, which are incremental and direct costs of obtaining a customer, are deferred and amortized over the expected customer relationship period in proportion to revenue recognized. These costs include sales commissions and direct selling costs which can be shown to have resulted in a successful sale. Deferred customer acquisition costs were $21 million and $18 million as of December 31, 2018 and 2017, respectively.

Advertising

Advertising costs are expensed when the advertising occurs. Advertising expense is included in Selling and administrative expenses on the combined statements of comprehensive income. Advertising expense for the years ended December 31, 2018, 2017 and 2016 was $61 million, $51 million and $44 million respectively.

Property and Equipment, Intangible Assets and Goodwill

Property and equipment consist of the following:

	As of December 31,		Estimated Useful Lives
(In millions)	2018	2017
			(Years)
Buildings and improvements	$20	$19	10 – 40
Technology and communications	78	51	3 – 7
Office equipment, furniture and fixtures, and vehicles	8	6	5 – 7

	107	77
Less accumulated depreciation	(59)	(46)

Net property and equipment	$47	$31

Depreciation of property and equipment, including depreciation of assets held under capital leases was $12 million, $9 million and $8 million for the years ended December 31, 2018, 2017 and 2016, respectively.

Fixed assets and intangible assets with finite lives are depreciated and amortized on a straight-line basis over their estimated useful lives. These lives are based on our previous experience for similar assets, potential market obsolescence and other industry and business data. As required by accounting standards for the impairment or disposal of long-lived assets, our fixed assets and finite-lived intangible assets are tested for recoverability whenever events or changes in circumstances indicate their carrying amounts may not be recoverable. If the carrying value is no longer recoverable based upon the undiscounted future cash flows of the asset, an impairment loss would be recognized equal to the difference between the carrying amount and the fair value of the asset. Changes in the estimated useful lives or in the asset values could cause us to adjust its book value or future expense accordingly.

As required under accounting standards for goodwill and other intangibles, goodwill is not subject to amortization, and intangible assets with indefinite useful lives are not amortized until their useful lives are determined to no longer be indefinite. Goodwill and intangible assets that are not subject to amortization are subject to assessment for impairment by applying a fair-value based test on an annual basis or more frequently if circumstances indicate a potential impairment. Goodwill and indefinite-lived intangible assets, primarily our trade names, are assessed annually for impairment during the fourth quarter or earlier upon the occurrence of certain events or substantive changes in circumstances. Our 2018, 2017, and 2016 annual impairment analyses, which were performed as of October 1 of each year, did not result in any goodwill or trade name impairments.

Restricted Net Assets

There are third-party restrictions on the ability of certain of our subsidiaries to transfer funds to us. These restrictions are related to our regulatory requirements. The payments of ordinary and extraordinary dividends by our subsidiaries are subject to significant regulatory restrictions under the laws and regulations of the states in which they operate. Among other things, such laws and regulations require certain such subsidiaries to maintain minimum capital and net worth requirements and may limit the amount of ordinary and extraordinary dividends and other payments that these subsidiaries can make to us. As of December 31, 2018, the total net assets subject to these third-party restrictions was $187 million.

Financial Instruments and Credit Risk

We hedge the interest payments on a portion of our variable rate debt through the use of interest rate swap agreements. We have classified our interest rate swap contract as a cash flow hedge, and, as such, the hedging instruments are recorded on the consolidated and combined statements of financial position as either an asset or liability at fair value, with the effective portion of changes in the fair value attributable to the hedged risks recorded in AOCI. The effect of derivative financial instrument transactions could have a material impact on our financial statements. We do not hold or issue derivative financial instruments for trading or speculative purposes.

Financial instruments, which potentially subject us to financial and credit risk, consist principally of investments and receivables. Investments consist primarily of publicly traded debt and certificates of deposit. We periodically review our portfolio of investments to determine whether there has been an other than temporary decline in the value of the investments from factors such as deterioration in the financial condition of the issuer or the market(s) in which the issuer competes. The majority of our receivables have little concentration of credit risk due to the large number of customers with relatively small balances and their dispersion across geographical areas. We maintain an allowance for losses based upon the expected collectability of receivables. See Note 18 to the accompanying consolidated and combined financial statements for information relating to the fair value of financial instruments.

Stock-Based Compensation

Stock-based compensation expense for stock options is estimated at the grant date based on an award’s fair value as calculated by the Black-Scholes option-pricing model and is recognized as expense over the requisite service period. The Black-Scholes model requires various highly judgmental assumptions including expected volatility and option life. If any of the assumptions used in the Black-Scholes model change significantly, stock-based compensation expense for future grants may differ materially from that recorded in the current period related to options granted to date. In addition, we estimate the expected forfeiture rate and only recognizes expense for those shares expected to vest. We estimate the forfeiture rate based on historical experience. To the extent the actual forfeiture rate is different from the estimate, stock-based compensation expense is adjusted accordingly. See Note 11 to the accompanying consolidated and combined financial statements for more details.

Income Taxes

Frontdoor and its subsidiaries file consolidated U.S. federal income tax returns. State and local returns are filed both on a separate company basis and on a combined unitary basis with Frontdoor. Current and deferred income taxes are provided for on a separate company basis. We account for income taxes using an asset and liability approach for the expected future tax consequences of events that have been recognized in our financial statements or tax returns. Deferred income taxes are provided to reflect the differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. Valuation allowances are established when necessary to reduce deferred income tax assets to the amounts expected to be realized. We record a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in its tax return. We recognize potential interest and penalties related to its uncertain tax positions in income tax expense.

Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per share is computed by dividing net income by the weighted-average number of shares of common stock outstanding during the period, increased to include the number of shares of common stock that would have been outstanding had potential dilutive shares of common stock been issued. The dilutive effect of stock options and RSUs are reflected in diluted earnings per share by applying the treasury stock method.

For periods prior to the Spin-off, earnings per share was calculated based on the 84,515,619 shares of Frontdoor stock that were outstanding at the date of distribution. There were no Frontdoor equity awards outstanding prior to the Spin-off.

Segment Reporting

A public company is required to report annual and interim financial and descriptive information about its reportable operating segments. We operate our business under four brands, who each engage in the similar activity of providing home service plans to our customers. Our chief operating decision maker, who is our Chief Executive Officer, regularly evaluates financial information on a consolidated basis in deciding how to allocate resources and in assessing performance. As such, we operate as one operating segment, which is comprised of our four brands, and we have one reportable segment.

Newly Issued Accounting Standards

In May 2014, the FASB issued ASU 2014-09 to provide a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. Frontdoor adopted ASC 606, effective as of January 1, 2018, using the modified retrospective method to those contracts which were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under ASC 606, while prior period amounts are not adjusted and continue to be reported in accordance with ASC 605. We implemented internal controls and system functionality where necessary to enable the preparation of financial information on adoption. See Note 2 to the accompanying consolidated and combined financial statements for more details.

In January 2016, the FASB issued ASU 2016-01 to change how entities measure certain equity investments, to require the disclosure of changes in the fair value of financial liabilities measured under the fair value option that are attributable to a company’s own credit, and to change certain other disclosure requirements. The changes in ASU 2016-01 specifically require that the changes in fair value of all investments in equity securities be recognized in net income. In March 2018, the FASB issued ASU 2018-03, which amends ASU 2016-01 and provides further clarification regarding this standard. We adopted ASU 2018-03 effective as of January 1, 2018. There was an immaterial impact to the accompanying condensed combined financial statements as a result of our adoption of this standard.

In February 2016, the FASB issued ASU 2016-02, which is the final standard on accounting for leases. In July 2018, the FASB issued ASU 2018-10 and ASU 2018-11, which amend ASU 2016-02 to provide companies an alternative transition method whereby it may elect to recognize and measure leases by applying the cumulative impact of adopting ASU 2016-02 to the opening retained earnings balance in the period of adoption, thereby removing the requirement that the financial statements of prior periods be restated. We plan to utilize this alternative transition method. While both lessees and lessors are affected by the new guidance, the effects on lessees are much more significant. The most significant change for lessees is the requirement under the new guidance to recognize right-of-use assets and lease liabilities for all leases not considered short-term leases. The lease liability represents the lessee’s obligation to make lease payments arising from a lease and will be measured as the present value of the lease payments. The right-of-use asset represents the lessee’s right to use a specified asset for the lease term, and will be measured at the lease liability amount, adjusted for lease prepayment, lease incentives received and the lessee’s initial direct costs. The guidance is effective for our fiscal year beginning January 1, 2019.

We will elect the package of practical expedients permitted under the transition guidance, which allows us to carryforward our historical lease classification, our assessment on whether a contract is or contains a lease, and our initial direct costs for any leases that exist prior to adoption of the new standard. Based on our lease portfolio, which consists of real estate leases, we currently anticipate recognizing a right-of-use asset and a lease liability of approximately $24 million. Other than disclosed, we do not expect the new standard to have an impact on our consolidated and combined financial statements or our debt covenants. We are currently evaluating the impact of this standard on our internal controls.

In May 2017, the FASB issued ASU 2017-09, which clarifies the scope of modification accounting for share-based payment arrangements. Specifically, an entity would not apply modification accounting if the fair value, vesting conditions and classification of the awards are the same immediately before and after the modification. We adopted ASU 2017-09 effective as of January 1, 2018 with no impact to the consolidated and combined financial statements as a result of our adoption of this standard and will apply the guidance prospectively to awards modified on or after the adoption date.

In August 2017, the FASB issued ASU 2017-12, which simplifies certain aspects of hedge accounting and improves disclosures of hedging arrangements through the elimination of the requirement to separately measure and report hedge ineffectiveness. The ASU generally requires the entire change in the fair value of a hedging instrument to be presented in the same income statement line as the hedged item in order to align financial reporting of hedge relationships with economic results. Entities must apply the amendments to cash flow and net investment hedge relationships that exist on the date of adoption using a modified retrospective approach. The presentation and disclosure requirements must be applied prospectively. We elected to early adopt ASU 2017-12 in the fourth quarter of 2018, and there was no impact to the accompanying consolidated and combined financial statements as a result of our adoption of this standard.

In February 2018, the FASB issued ASU 2018-02, allowing a reclassification from AOCI to retained earnings for stranded tax effects resulting from the corporate income tax rate change adopted as part of U.S. Tax Reform. This standard is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018. As allowed by ASU 2018-02, we elected to early adopt the amendments of ASU 2018-02 in the first quarter of 2018, and there was an immaterial impact to the accompanying consolidated and combined financial statements as a result of our adoption of this standard.

In October 2018, the FASB issued ASU 2018-16, which expands the list of U.S. benchmark interest rates permitted in the application of hedge accounting to include the Overnight Index Swap (“OIS”) rate based on the Secured Overnight Financing Rate (“SOFR”). SOFR is a new index calculated by reference to short-term repurchase agreements backed by Treasury securities. It was selected as a preferred replacement for U.S. dollar LIBOR, which will be phased out by the end of 2021. As required by ASU 2018-16, we early adopted this standard in the fourth quarter of 2018 concurrently with ASU 2017-12, and there was no impact to the accompanying consolidated and combined financial statements as a result of our adoption of this standard.

Note 3. Revenue

We recognize revenue at the agreed upon contractual amount over time using the input method in proportion to the costs expected to be incurred in performing services under the contracts. Those costs bear a direct relationship to the fulfillment of our obligations under the contracts and are representative of the relative value provided to the customer. As the costs to fulfill the obligations of the home service plans are incurred on an other than straight-line basis, we utilize historical evidence to estimate the expected claims expense and related timing of such costs. This adjustment to the straight-line revenue creates a contract asset or contract liability. We regularly review our estimates of claims costs and adjust the estimates when appropriate. Our contracts include only one performance obligation and are typically one year in duration. We derive all of our revenue from customers in the United States.

We disaggregate revenue from contracts with customers into major customer acquisition channels. We determined that disaggregating revenue into these categories achieves the disclosure objective to depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. Revenue by major customer acquisition channel is as follows:

	Year Ended December 31,
(In millions)	2018	2017	2016
Renewals	$835	$759	$671
Real estate(1)	262	249	207
Direct-to-consumer(1)	156	144	142
Other	6	5	—

Total	$1,258	$1,157	$1,020

(1)	First year revenue only.

Renewals

Revenue from all customer renewals, whether initiated via the real estate or direct-to-consumer channel, are classified as renewals above. Customer payments for renewals are received either at the commencement of the renewal period or in installments over the contract period, which generates a contract liability.

Real estate

Real estate home service plans are sold through annual contracts in connection with a real estate sale, and payments are typically paid in full at closing, which generates a contract liability. First year revenue from the real estate channel is classified as real estate above.

Direct- to-consumer

Direct-to-consumer home service plans are sold through annual contracts when customers request a service plan in response to marketing efforts or when third-party resellers make a sale. Customer payments are received either at the commencement of the contract or in installments over the contract period, which generates a contract liability. First year revenue from the direct-to-consumer channel is classified as direct-to-consumer above.

Costs to obtain a contract with a customer

We capitalize the incremental costs of obtaining a contract with a customer, primarily commissions, and recognize the expense on a straight-line basis, as adjusted to match the timing of revenue recognition, over the expected customer relationship period. As of December 31, 2018 and January 1, 2018, the effective date of our adoption of ASC 606, deferred customer acquisition costs were $21 million. For the year ended December 31, 2018, amortization of these deferred acquisition costs was $22 million. There was no impairment loss in relation to these capitalized costs.

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Contracts with customers, including contracts resulting from customer renewals, are generally for a period of one year. We record a receivable related to revenue recognized on services once we have an unconditional right to invoice and receive payment in the future related to the services provided. All accounts receivables are recorded within Receivables, less allowances, in the accompanying consolidated and combined statements of financial position.

When revenue is recognized on monthly-pay customers before being billed, a contract asset is created. Deferred revenue represents a contract liability and is recognized when cash payments are received in advance of the performance of services, including when the amounts are refundable. Amounts are recognized as revenue in proportion to the costs expected to be incurred in performing services under our contracts. Deferred revenue was $185 million and $573 million as of December 31, 2018 and December 31, 2017, respectively.

Changes in deferred revenue for the year ended December 31, 2018, were as follows:

(In millions)	Deferred revenue
Balance as of January 1, 2018	$183
Deferral of revenue	408
Recognition of deferred revenue	(406)

Balance as of December 31, 2018	$185

There was approximately $179 million of revenue recognized in the year ended December 31, 2018 that was included in the deferred revenue balance as of January 1, 2018.

Practical Expedients and Exemptions

We offer certain interest-free contracts to customers where payments are received over a period not exceeding one year. Additionally, customers have the option to pay for an annual home service plan in advance. We do not adjust the promised amount of consideration for the effects of these financing components. At contract inception, the period of time between the performance of services and the customer payment is generally one year or less. Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to taxing authorities. We do not disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less.

Certain non-commission related incremental costs to obtain a contract with a customer are expensed as incurred because the amortization period would have been one year or less. These costs are included in Selling and administrative expenses in the accompanying consolidated and combined statements of operations and comprehensive income.

We utilize the portfolio approach to recognize revenue in situations where a portfolio of contracts have similar characteristics. The revenue recognized under the portfolio approach is not materially different than if every individual contract in the portfolio was accounted for separately.

Impact of ASC 606 on the Consolidated and Combined Financial Statements

We recorded a net increase to opening net parent investment of $2 million, net of tax, as of January 1, 2018, due to the cumulative impact of adopting ASC 606. Under ASC 606, commission costs incremental to a successful sale are deferred and recognized in the consolidated and combined statements of operations and comprehensive income over the expected customer relationship period. Previously, commissions and other sales-related costs were deferred and recognized over the initial contract period.

Changes to the accompanying consolidated and combined statements of financial position due to the adoption of ASC 606 include: (i) the reclassification of receivables to contract assets which are presented net of contract liabilities within deferred revenue and (ii) the reclassification of deferred customer acquisition costs to long-term assets as costs are recognized over the expected customer relationship period, which is in excess of one year. Prior to the adoption of ASC 606, when a customer elected to pay for their home service plan on a monthly basis, receivables and deferred revenue were recorded based on the total amount due from the customer. Receivables were reduced as amounts were paid, and deferred revenue was amortized over the life of the contract. Following the adoption of ASC 606, only the portion of the contract that is due in the current month will be recorded within receivables.

The following tables compare affected lines of the accompanying consolidated and combined financial statements as prepared under the provisions of ASC 606 to a presentation of these consolidated and combined financial statements under the prior revenue recognition guidance:

	As of December 31, 2018
Consolidated and Combined Statement of Financial Position	As reported	Under Prior Revenue Recognition Guidance
Current Assets:
Receivables	$12	$454
Deferred customer acquisition costs	—	18
Other Assets:
Deferred customer acquisition costs	21	—

Total Assets	$1,041	$1,482

Current Liabilities:
Deferred revenue	$185	627
Other Long-Term Liabilities:
Deferred taxes	39	39

Total Liabilities	1,385	1,828

Total Deficit	(344)	(346)
Liabilities and Equity	$1,041	1,482

	Year Ended December 31, 2018
Consolidated and Combined Statement of Operations and Comprehensive Income	As reported	Under Prior Revenue Recognition Guidance
Selling and administrative expenses	$338	$338
Provision for income taxes	42	42

Net Income	$125	$125

The adoption of ASC 606 had no significant impact on our cash flows. The aforementioned impacts resulted in offsetting shifts within cash flows from operations.

Note 4. Goodwill and Intangible Assets

Goodwill and indefinite-lived intangible assets are not amortized and are subject to assessment for impairment by applying a fair-value based test on an annual basis or more frequently if circumstances indicate a potential impairment. An assessment for impairment is performed on October 1 of every year. There were no goodwill or trade name impairment charges recorded during the years ended December 31, 2018, 2017 and 2016. There were no accumulated impairment losses recorded as of December 31, 2018 and 2017.

The table below summarizes the changes in our goodwill balance for the years ended December 31, 2018 and 2017:

(In millions)	Total
Balance as of December 31, 2016	$471
Acquisitions	4

Balance as of December 31, 2017	476
Acquisitions	—

Balance as of December 31, 2018	$476

The table below summarizes the other intangible asset balances:

	As of December 31,
	2018			2017
(In millions)	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Trade names(1)	$140	$—	$140	$140	$—	$140
Customer relationships	173	(165)	7	172	(160)	12
Other	32	(22)	10	32	(19)	13

Total	$345	$(187)	$158	$344	$(179)	$165

(1)	Not subject to amortization.

Amortization expense of $8 million, $8 million and $6 million was recorded in the years ended December 31, 2018, 2017 and 2016, respectively. For existing intangible assets, we expect amortization expense of $6 million, $5 million, $4 million, $1 million and $1 million in 2019, 2020, 2021, 2022, and 2023, respectively.

Note 5. Income Taxes

On December 22, 2017, U.S. Tax Reform was signed into law. U.S. Tax Reform included numerous changes to existing tax law, including a reduction in the federal corporate income tax rate from 35 percent to 21 percent, effective January 1, 2018. Staff Accounting Bulletin No. 118 (“SAB 118”) was issued to address the application of U.S. GAAP in situations where a registrant does not have the necessary information available, prepared, or analyzed in reasonable detail to complete the accounting for certain income tax effects of U.S. Tax Reform. December 22, 2018 marked the end of the measurement period for purposes of SAB 118. As such, we have completed our analysis based on legislative updates relating to U.S. Tax Reform currently available. We recorded an initial income tax benefit of $20 million at December 31, 2017 due to a net reduction in deferred tax liabilities resulting from the effect of remeasurement of certain deferred tax assets and liabilities based on enacted tax rates. Our accounting for U.S. Tax Reform was finalized during the fourth quarter of 2018, resulting in an immaterial adjustment to the initial income tax benefit recorded.

As previously discussed, although we were historically included in consolidated income tax returns of ServiceMaster, our income taxes prior to the Spin-off are computed and reported herein under the “separate return method.” Use of the separate return method may result in differences when the sum of the amounts allocated to stand-alone provisions are compared with amounts presented in financial statements. In that event, the related deferred tax assets and liabilities could be significantly different from those presented herein. Certain tax attributes, e.g. net operating loss carryforwards, which were reflected in ServiceMaster’s consolidated financial statements may or may not exist at the stand-alone Frontdoor level.

As of December 31, 2017, we had $4 million of tax benefits primarily reflected in federal and state tax returns that have not been recognized for financial reporting purposes (“unrecognized tax benefits”). Based on the terms of the Tax Matters Agreement between ServiceMaster and Frontdoor, the liability for these unrecognized tax benefits is not attributed to Frontdoor after the Spin-off. As of December 31, 2017, we had $2 million of unrecognized tax benefits that would impact the effective tax rate if recognized.

The table below summarizes the changes in gross unrecognized tax benefits for the years ended December 31, 2018 and 2017:

(In millions)	Total
Balance as of December 31, 2016	$2
Increases in tax positions for current year	2

Balance as of December 31, 2017	4
Increases in tax positions for current year	2
Decrease due to Spin-off	(6)

Balance as of December 31, 2018	$—

We are subject to taxation in the United States and various states. Pursuant to the terms of the Tax Matters Agreement, we are not subject to federal examination by the Internal Revenue Service or examination by state taxing authorities where a unitary or combined state income tax return is filed for the years prior to 2018. We are not subject to state and local income tax examinations by tax authorities in jurisdictions where separate income tax returns are filed for the years prior to 2008.

All of our income before income taxes for the years ended December 31, 2018, 2017 and 2016 was generated in the United States.

The reconciliation of income tax computed at the U.S. federal statutory tax rate to our effective income tax rate is as follows:

	Year Ended December 31,
	2018	2017	2016
Tax at U.S. federal statutory rate	21.0%	35.0%	35.0%
State and local income taxes, net of U.S. federal benefit	2.5	1.5	2.1
Other permanent items	0.5	2.1	0.6
Excess tax benefits from stock-based compensation	(0.1)	(2.5)	(1.1)
Transaction costs	1.2	—	—
U.S. Tax Reform rate change(1)	—	(8.9)	—

Effective rate	25.1%	27.2%	36.6%

(1)

Deferred income taxes on our balance sheet at December 31, 2017 were remeasured for the change in the U.S. income tax rate through income tax expense (see discussion on U.S. Tax Reform). This one-time beneficial rate change adjustment for $20 million includes $1 million in state income tax expense.

Income tax expense is as follows:

	Year Ended December 31,
(In millions )	2018	2017	2016
Current:
U.S. federal	$29	$71	$63
State and local	6	7	7

	35	78	70
Deferred:
U.S. federal	7	(20)	1
State and local	—	1	—

	7	(19)	1

Provision for income taxes	$42	$60	$71

Deferred income tax expense results from timing differences in the recognition of income and expense for income tax and financial reporting purposes. Deferred income tax balances reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. The valuation allowance for deferred tax assets as of December 31, 2018 and 2017 was $1 million and less than $1 million, respectively. The net change in the total valuation allowance for the year ended December 31, 2018 was an increase of $1 million.

Significant components of our deferred tax balances are as follows:

	As of December 31,
(In millions)	2018	2017
Long-term deferred tax assets (liabilities):
Intangible assets(1)	$(34)	$(37)
Property and equipment	(6)	(2)
Prepaid expenses and deferred customer acquisition costs	(6)	(5)
Claims and related expenses	—	1
Accrued liabilities	2	2
Other long-term obligations	1	3
Tenant improvements	1	—
Deferred interest expense	4	—
Net operating loss and tax credit carryforwards(2)	—	1
Less valuation allowance	(1)	—

Net Long-term deferred tax liability	$(39)	$(38)

(1)

The deferred tax liability relates primarily to the difference in the tax versus book basis of intangible assets. We had $42 million and $40 million of deferred tax liability included in this net deferred tax liability as of December 31, 2018 and 2017, respectively, that will not actually be paid unless certain of our business units are sold.

(2)	Primarily represents state credit carryforwards. We have no remaining state credit carryforwards as of December 31, 2018.

Note 6. Acquisitions

Acquisitions have been accounted for using the acquisition method, and, accordingly, the results of operations of the acquired businesses have been included in the accompanying consolidated and combined financial statements since their dates of acquisition. The assets and liabilities of these businesses were recorded in the financial statements at their estimated fair values as of the acquisition dates.

No acquisitions occurred during the years ended December 31, 2018 or 2017.

On June 27, 2016, we acquired OneGuard for a total purchase price of $61 million. We recorded goodwill of $57 million and other intangibles, primarily customer relationships, of $15 million related to this acquisition.

On November 30, 2016, we acquired Landmark for a total purchase price of $39 million. We recorded goodwill of $37 million and other intangibles, primarily customer relationships, of $13 million related to this acquisition.

The weighted-average useful life for each class of definite-lived intangible asset recorded for both the OneGuard and Landmark acquisitions was five years.

Supplemental cash flow information regarding our acquisitions is as follows:

(In millions)	Year Ended December 31, 2016
Assets acquired	$140
Liabilities assumed	(40)

Net assets acquired	$101

Net cash paid	$87
Seller financed debt	14

Purchase price	$101

Note 7. Restructuring Charges

We incurred restructuring charges of $3 million ($2 million, net of tax), $7 million ($4 million, net of tax) and $3 million ($2 million, net of tax) for the years ended December 31, 2018, 2017 and 2016, respectively.

In 2018, restructuring charges comprised $2 million of non-personnel charges primarily related to the relocation to our corporate headquarters and $1 million of severance costs, which primarily represent an allocation of severance costs related to actions taken to enhance capabilities and reduce costs in ServiceMaster’s corporate functions that provided company-wide administrative services to support operations.

In 2017, restructuring charges comprised $5 million of severance costs which primarily represent an allocation of severance costs and stock-based compensation expense as part of the severance agreement with ServiceMaster’s former CEO and CFO, and allocations of $1 million of lease termination costs and $1 million of asset write-off and other costs related to the relocation to our corporate headquarters.

In 2016, restructuring charges comprised $1 million of severance and other costs related to an initiative to enhance capabilities and reduce costs in ServiceMaster’s headquarters functions that provide administrative services for our operations, $1 million of lease termination and other costs related to the decision to consolidate the stand-alone operations of HSA, acquired in February 2014, with those of the American Home Shield business and $1 million of charges related to the disposal of certain HSA property and equipment.

The pre-tax charges discussed above are reported in “Restructuring charges” in the accompanying consolidated and combined statements of operations and comprehensive income.

A reconciliation of the beginning and ending balances of accrued restructuring charges, which are included in “Accrued liabilities—other” on the accompanying consolidated and combined statements of financial position, is presented as follows:

(In millions)	Accrued Restructuring Charges
Balance as of December 31, 2016	$—
Costs incurred	7
Costs paid or otherwise settled	(5)

Balance as of December 31, 2017	$2

Costs incurred	3
Costs paid or otherwise settled	(5)

Balance as of December 31, 2018	$—

Note 8. Spin-off Charges

We incurred Spin-off charges of $24 million ($19 million, net of tax) and $13 million ($9 million, net of tax) the years ended December 31, 2018 and 2017, respectively.

These charges include nonrecurring costs incurred to evaluate, plan and execute the Spin-off. In 2018, Spin-off charges primarily comprised $19 million of third-party consulting fees and $5 million of other incremental costs directly related to the Spin-off process. In 2017, Spin-off charges primarily comprised $12 million of third-party consulting fees and $1 million of other incremental costs directly related to the Spin-off process.

The pre-tax charges discussed above are reported in “Spin-off charges” in the accompanying consolidated and combined statements of operations and comprehensive income.

A reconciliation of the beginning and ending balances of accrued Spin-off charges, which are included in “Accrued liabilities—other” on the accompanying consolidated and combined statements of financial position, is presented as follows:

(In millions)	Accrued Spin-off Charges
Balance as of December 31, 2016	$—
Costs incurred	13
Costs paid or otherwise settled(1)	(12)

Balance as of December 31, 2017	$1

Costs incurred(1)	22
Costs paid or otherwise settled	(23)

Balance as of December 31, 2018	$—

(1)

An additional $2 million of Spin-off charges were pre-paid in 2017 and subsequently expensed in 2018, which is included in Prepaid expenses and other assets on the accompanying consolidated and combined statements of financial position as of December 31, 2017.

During 2018, we incurred incremental capital expenditures required to effect the Spin-off of $15 million, principally reflecting costs to replicate information technology systems historically shared by ServiceMaster.

Note 9. Commitments and Contingencies

We lease certain property under various operating lease arrangements. Most of the property leases provide that we pay taxes, insurance and maintenance applicable to the leased premises. As leases for existing locations expire, we expect to renew the leases or substitute another location and lease. We currently sublease our headquarters from ServiceMaster. Amounts paid under this sublease during 2018 were less than $1 million.

Rental expense, including allocated corporate rent, for the years ended December 31, 2018, 2017 and 2016, was $4 million, $5 million and $4 million, respectively. Based on leases in place as of December 31, 2018, future long-term noncancelable operating lease payments will be approximately $4 million in 2019, $4 million in 2020, $4 million in 2021, $3 million in 2022, $3 million in 2023 and $12 million in 2024 and thereafter.

Accruals for home service plan claims are made based on claims experience and actuarial projections. Accruals are established based on estimates of the ultimate cost to settle claims. Home service plan claims take about three months to settle, on average, and substantially all claims are settled within six months of incurrence. The amount of time required to settle a claim can vary based on a number of factors, including whether a replacement is ultimately required. Our actuary performs an accrual analysis utilizing generally accepted actuarial methods that incorporate cumulative historical claims experience and information provided by us. We regularly review our estimates of claims costs and adjust the estimates when appropriate. We believe the use of actuarial methods to account for these liabilities provides a consistent and effective way to measure these highly judgmental accruals.

We have certain liabilities with respect to existing or potential claims, lawsuits and other proceedings. We accrue for these liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Any resulting adjustments, which could be material, are recorded in the period the adjustments are identified.

Due to the nature of our business activities, we are at times subject to pending and threatened legal and regulatory actions that arise out of the ordinary course of business. In the opinion of management, based in part upon advice of legal counsel, the disposition of any such matters is not expected, individually or in the aggregate, to have a material adverse effect on our results of operations, financial condition or cash flows. However, the results of legal actions cannot be predicted with certainty. Therefore, it is possible that our results of operations, financial condition or cash flows could be materially adversely affected in any particular period by the unfavorable resolution of one or more legal actions.

Note 10. Related Party Transactions

ServiceMaster was a related party to Frontdoor prior to the Spin-off. The significant transactions and balances with ServiceMaster prior to the Spin-off and the agreements between Frontdoor and ServiceMaster as of and subsequent to the Spin-off are described below.

Separation from ServiceMaster

Prior to the Spin-off, we were managed and operated in the normal course of business by ServiceMaster along with other businesses. Accordingly, certain shared costs were allocated to us and are reflected as expenses in the accompanying consolidated and combined financial statements. Our management considers the expenses included and the allocation methodologies used to be reasonable and appropriate reflections of the historical ServiceMaster expenses attributable to us for purposes of the accompanying consolidated and combined financial statements; however, the expenses reflected in the accompanying consolidated and combined financial statements may not be indicative of the actual expenses that would have been incurred during the periods presented if we historically operated as a separate, stand-alone entity. In addition, the expenses reflected in the accompanying consolidated and combined financial statements may not be indicative of related expenses that we could incur in the future.

Corporate expenses

The accompanying consolidated and combined financial statements include transactions with ServiceMaster for services (such as executive functions, information systems, accounting and finance, human resources, legal and general corporate expenses) that were provided to us by the centralized ServiceMaster organization. Corporate-level items also include personnel-related expenses of corporate employees (such as salaries, insurance coverage, stock-based compensation costs, etc.). Throughout the period covered by the accompanying consolidated and combined financial statements, the costs of such functions, services and items have been directly charged or allocated to us using methods management believes are reasonable. The methods for allocating functions, services and items to us were based on proportional allocation bases which include revenue, headcount and others. All such costs have been deemed to have been incurred and settled in the period in which the costs were recorded. Directly charged corporate expenses are included in Selling and administrative expenses in the accompanying consolidated and combined statements of operations and comprehensive income in the amounts of $14 million, $13 million and $12 million for the years ended December 31, 2018, 2017 and 2016, respectively. Allocated corporate expenses are also included in Selling and administrative expenses in the accompanying consolidated and combined statements of operations and comprehensive income in the amounts of $35 million, $47 million and $45 million for the years ended December 31, 2018, 2017 and 2016, respectively.

ServiceMaster trade and service marks

We had a trademark license agreement with ServiceMaster in which we were charged a royalty fee for the use of ServiceMaster-owned trade and service marks. The royalty fee was 0.175 percent of our customer revenues for the period. The royalty fee is included within Affiliate royalty expense in the accompanying consolidated and combined statements of operations and comprehensive income in the amounts $1 million, $2 million and $2 million for the years ended December 31, 2018, 2017 and 2016, respectively. The trademark license agreement with ServiceMaster was terminated in connection with the Spin-off.

Health insurance coverage

ServiceMaster administers a self-insured health insurance program for its employees, including, through June 30, 2018, our employees. We paid premiums to ServiceMaster for this coverage, which were based on the number of our employees in the medical plan. These premiums are reflected in the accompanying consolidated and combined statements of operations and comprehensive income in the amounts of $6 million, $8 million and $6 million for the years ended December 31, 2018, 2017 and 2016, respectively. In addition to these costs, a portion of medical insurance costs for corporate employees have been allocated to us through the corporate expense allocation discussed under the heading “Corporate expenses” above.

Risk management

Prior to the Spin-off, ServiceMaster carried insurance policies on insurable risks related to our business at levels which it believed to be appropriate, including workers’ compensation, automobile and general liability risks. These insurance policies were purchased from third-party insurance carriers, which typically incorporated significant deductibles or self-insured retentions. We paid a premium to ServiceMaster in exchange for the coverage provided. Expenses related to coverage provided by ServiceMaster and changes in ultimate losses relating to self-insured programs are reflected in the accompanying consolidated and combined statements of operations and comprehensive income in the amounts of $2 million, $3 million and $4 million for the years ended December 31, 2018, 2017 and 2016, respectively. Our coverage under these self-insured programs was terminated in connection with the Spin-off.

Agreements with ServiceMaster

In connection with the Spin-off, we entered into various agreements with ServiceMaster to provide a framework for our relationship with ServiceMaster after the Spin-off, including the following agreements:

•

Separation and Distribution Agreement. This agreement identifies the assets to be transferred, the liabilities to be assumed and the contracts to be assigned to each of Frontdoor and ServiceMaster as part of the Spin-off and provides for when and how these transfers, assumptions and assignments will occur.

•

Transition Services Agreement. Pursuant to this agreement, ServiceMaster and Frontdoor will provide certain services to one another on an interim, transitional basis. The services to be provided include certain information technology services, finance and accounting services and human resource and employee benefits services. The agreed-upon charges for such services are generally intended to allow the providing company to recover all costs and expenses of providing such services.

•

Tax Matters Agreement. This agreement governs the respective rights, responsibilities and obligations of ServiceMaster and Frontdoor after the Spin-off with respect to taxes (including taxes arising in the ordinary course of business and taxes, if any, incurred as a result of any failure of the Spin-off and certain related transactions to qualify as tax-free for U.S. federal income tax purposes), tax attributes, the preparation and filing of tax returns, tax elections, the control of audits and other tax proceedings and assistance and cooperation in respect of tax matters.

•

Employee Matters Agreement. This agreement allocates liabilities and responsibilities relating to employment matters, employee compensation and benefits plans and programs and other related matters. The agreement governs certain compensation and employee benefit obligations with respect to the current and former employees and non-employee directors of each company.

•

Stockholders and Registration Rights Agreement. Pursuant to this agreement, Frontdoor agrees that, upon the request of ServiceMaster, Frontdoor will use its reasonable best efforts to effect the registration under applicable federal and state securities laws of any shares of Frontdoor common stock retained by ServiceMaster.

The total amount of expenses incurred by Frontdoor under the transition services agreement with ServiceMaster following the Spin-off was $1 million for the year ended December 31, 2018. At December 31, 2018, $1 million was due to ServiceMaster for services performed under the transition services agreement.

Note 11. Stock-Based Compensation

Stock-based compensation expense in prior years and until separation on October 1, 2018 was allocated to Frontdoor based on the awards and terms previously granted to our employees and included an allocation of ServiceMaster’s corporate and shared functional employee expenses. Adopted at separation, the Omnibus Plan grants certain employees, consultants, or non-employee directors of Frontdoor different forms of awards, including stock options, RSUs and Deferred Share Equivalents. The equity and incentive plan has a maximum shares reserve for the grant of 14,500,000, including awards converted at the Spin-off (described below). Our Compensation Committee determines the long-term incentive mix of our employees, including stock options and RSUs, and may authorize new grants annually. As of December 31, 2018, 13,837,877 shares remain available for future grants.

In accordance with the employee matters agreement between Frontdoor and ServiceMaster, certain or our executives and employees were entitled to receive equity compensation awards of Frontdoor in replacement of previously outstanding awards granted under various ServiceMaster stock incentive plans prior to the separation. In connection with the Spin-off, these awards were converted into new Frontdoor equity awards using a formula designed to preserve the intrinsic value of the awards immediately prior to the Spin-off. At the date of conversion, total intrinsic value of the converted options was $4 million. In addition, Frontdoor and ServiceMaster employees who held ServiceMaster restricted stock awards on the record rate had the option to elect to receive both Frontdoor and ServiceMaster restricted stock awards for the number of whole shares, rounded down, of Frontdoor common stock that they would have received as a shareholder of ServiceMaster at the date of separation. The terms and conditions of the Frontdoor awards were replicated and, as necessary, adjusted to ensure that the vesting schedule and economic value of the awards was unchanged by the conversion.

A summary of the activity related to unvested Frontdoor restricted stock awards held by Frontdoor and ServiceMaster employees from the Spin-off date through December 31, 2018 follows:

	Frontdoor Awards Distributed in Spin-Off
	Frontdoor Employees	ServiceMaster Employees	Total
Unvested restricted stock awards at Spin-off date	143,697	106,317	250,014
Vested	(7,200)	(17,188)	(24,388)
Forfeited	(4,136)	—	(4,136)

Unvested restricted stock awards at December 31, 2018	132,361	89,129	221,490

Stock Options

We did not issue any stock options under the Omnibus Plan during the year other than the options converted at the Spin-off. A summary of option activity under the Omnibus Plan as of December 31, 2018 and changes during the year then ended is presented below:

	Stock Options	Weighted Avg. Exercise Price	Aggregate Intrinsic Value (in millions)		Weighted Avg. Remaining Contractual Term (in years)
Outstanding at December 31, 2017	—	$—	$
Converted on October 1, 2018	391,728	$30.04		4	8.31
Granted to employees	—	$—
Exercised	—	$—
Forfeited	(18,341)	$29.61
Expired	—	$—

Outstanding at December 31, 2018	373,387	$30.06		$1	8.04

Exercisable at December 31, 2018	98,323	$19.96		$1	6.15

RSUs

Following the Spin-off, we granted our executives, officers and employees 29,178 RSUs in 2018 with weighted-average grant date fair values of $29.13 per unit, which was equivalent to the then current fair value of our common stock at the grant date. All RSUs outstanding as of December 31, 2018 will vest in three equal annual installments, subject to an employee’s continued employment. Upon vesting, each RSU will be converted into one share of our common stock. The total fair value of RSUs vested during the year ended December 31, 2018 was less than $1 million.

A summary of RSU activity for our employees under the Omnibus Plan for Frontdoor employees as of December 31, 2018, and changes during the year then ended is presented below:

	RSUs	Weighted Avg. Grant Date Fair Value
Outstanding at December 31, 2017	—	$—
Converted on October 1, 2018	143,697	$41.50
Granted to employees	29,178	$29.13
Vested	(7,200)	$41.50
Forfeited	(4,136)	$41.50

Outstanding at December 31, 2018	161,539	$39.27

Stock-based compensation expense

We recognized stock-based compensation expense of $4 million ($3 million, net of tax) for each of the years ended December 31, 2018, 2017 and 2016. These charges are recorded within Selling and administrative expenses in the accompanying consolidated and combined statements of operations and comprehensive income.

As of December 31, 2018, there was $6 million of total unrecognized compensation costs related to non-vested stock options and RSUs granted under the Omnibus Plan. These remaining costs are expected to be recognized over a weighted-average period of 2.36 years.

Note 12. Employee Benefit Plans

We currently maintain a defined contribution plan for the benefit of our employees, the American Home Shield 401k Plan. Prior to the Spin-off, our employees participated in ServiceMaster’s Profit Sharing and Retirement Plan (“PSRP”). Following the Spin-off, the rights and obligations of these plans were transferred from ServiceMaster pursuant to the employee matters agreement.

Discretionary contributions made on behalf of our employees, including those made to the ServiceMaster PSRP, were $3 million, $2 million and $2 million for the years ended December 31, 2018, 2017 and 2016, respectively. In addition to these costs, a portion of ServiceMaster’s discretionary contributions to the ServiceMaster PSRP for corporate employees were allocated to us through the allocation of corporate expenses. These charges are recorded within Selling and administrative expenses in the accompanying consolidated and combined statements of operations and comprehensive income.

Note 13. Long-Term Debt

Long-term debt is summarized in the following table:

	As of December 31,
(In millions)	2018	2017
Term Loan Facility maturing in 2025(1)	$639	$—
Revolving Credit Facility maturing in 2023	—	—
2026 Notes(2)	344	—
Other	1	9
Less current portion	(7)	(9)

Total long-term debt	$977	—

(1)	As of December 31, 2018, presented net of $8 million in unamortized debt issuance costs and $2 million in unamortized original issue discount paid.
(2)	As of December 31, 2018, presented net of $6 million in unamortized debt issuance costs.

On August 16, 2018, in connection with the Spin-off, we engaged in a series of financing transactions pursuant to which we incurred long-term debt consisting of the $650 million Term Loan Facility and $350 million of 2026 Notes. The proceeds of the debt were attributed directly to SVM and as such is reflected as a non-cash distribution in these financial statements.

Credit Facilities

On August 16, 2018, we entered into the Credit Agreement, providing for the $650 million Term Loan Facility maturing August 16, 2025 and the $250 million Revolving Credit Facility, which terminates on August 16, 2023. The interest rates applicable to the Term Loan Facility and the Revolving Credit Facility are based on a fluctuating rate of interest measured by reference to either, at our option, (i) an adjusted LIBOR plus a margin of 2.50% per annum or (ii) an alternate base rate plus a margin of 1.50% per annum.

The obligations under the Credit Agreement are guaranteed by certain subsidiaries (collectively, the “Guarantors”) and are secured by substantially all of the tangible and intangible assets of Frontdoor and the Guarantors, subject to certain customary exceptions.

The Revolving Credit Facility provides for senior secured revolving loans and stand-by and other letters of credit. The Revolving Credit Facility limits outstanding letters of credit to $25 million. As of December 31, 2018, there were no letters of credit outstanding, and there was $250 million of available borrowing capacity under the Revolving Credit Facility.

The Credit Agreement contains customary affirmative and negative covenants, including limitations on the incurrence of indebtedness, liens, ability to engage in certain fundamental transactions, make certain dispositions, make certain restricted payments and engage in transactions with affiliates. The Credit Agreement also contains a financial covenant requiring the maintenance of a Consolidated First Lien Leverage Ratio, as defined in the Credit Agreement, of not greater than 3.50 to 1.00 at the end of each fiscal quarter for which the amount of obligations outstanding under the Revolving Credit Facility (subject to certain exceptions, as set forth in the Credit Agreement) exceeds 30% of the aggregate amount of Revolving Commitments, as defined in the Credit Agreement. We believe this covenant is the only significant restrictive covenant in the Credit Agreement. As of December 31, 2018, we were in compliance with the financial covenants under the Credit Agreement that were in effect on such date.

On October 24, 2018, we entered into an interest rate swap agreement effective October 31, 2018 that expires on August 16, 2025. The notional amount of the agreement was $350 million. Under the terms of the agreement, we will pay a fixed rate of interest of 3.0865% on the $350 million notional amount, and we will receive a floating rate of interest (based on one-month LIBOR, subject to a floor of zero percent) on the notional amount. Therefore, during the term of the agreement, the effective interest rate on $350 million of the Term Loan Facility is fixed at a rate of 3.0865%, plus the incremental borrowing margin of 2.50%. See Note 17 to the accompanying consolidated and combined financial statements for additional information.

2026 Notes

On August 16, 2018, Frontdoor issued $350 million of 2026 Notes in a transaction that was exempt from registration under the Securities Act. The 2026 Notes will mature on August 15, 2026 and bear interest at a rate of 6.750 percent per annum. The 2026 Notes are jointly and severally guaranteed on a senior unsecured basis by the Guarantors.

The 2026 Notes are governed by the Indenture. Pursuant to the Indenture, we are able to redeem the 2026 Notes, in whole or in part, at any time and from time to time prior to August 15, 2021 at a redemption price equal to 100% of the principal amount thereof plus the applicable “make whole” premium, plus accrued and unpaid interest, if any, to, but not including, the redemption date. Also pursuant to the Indenture, we are able to redeem the 2026 Notes, in whole or in part, at any time and from time to time on and after August 15, 2021 at the redemption prices set forth in the Indenture, plus accrued and unpaid interest, if any, to, but not including, the relevant date of redemption. In addition, we are able to redeem up to 40% of the 2026 Notes, at any time and from time to time prior to August 15, 2021, in an amount not to exceed the net cash proceeds of one or more equity offerings, at a redemption price set forth in the Indenture, plus accrued and unpaid interest, if any, to, but not including, the redemption date.

If we experience a Change of Control Triggering Event, as defined in the Indenture, we must offer to purchase all of the 2026 Notes (unless otherwise redeemed) at a price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to, but not including, the purchase date.

The Indenture contains covenants that, among other things, limit the ability of Frontdoor and its restricted subsidiaries, as described in the Indenture, to: issue, assume, guarantee or incur additional indebtedness; pay dividends or make distributions or purchase or otherwise acquire or retire for value capital stock or subordinated obligations; issue certain preferred stock or similar equity securities; make loans and investments; create restrictions on the ability of Frontdoor’s restricted subsidiaries to make payments or distributions to Frontdoor; enter into certain transactions with affiliates; sell or otherwise dispose of assets, including capital stock of subsidiaries; incur liens; and, in the case of Frontdoor, merge, consolidate or convey, transfer or lease all of substantially all of the assets of Frontdoor and its restricted subsidiaries taken as a whole. Most of these covenants will be suspended during any period in which the 2026 Notes have investment grade ratings from both Moody’s Investors Service, Inc. (or its successors) and Standard & Poor’s Ratings Services (or its successors). As of December 31, 2018, we were in compliance with the covenants under the Indenture that were in effect on such date.

The 2026 Notes are unsecured obligations and rank equally in right of payment with all of our other existing and future senior unsecured indebtedness. The subsidiary guarantees of the 2026 Notes are senior unsecured obligations of the Guarantors and rank equally in right of payment with all of the existing and future senior unsecured indebtedness of our non-guarantor subsidiaries. The 2026 Notes are effectively junior to all of our existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness.

Scheduled Long-term Debt Payments

As of December 31, 2018, future scheduled long-term debt payments are $7 million for each of the years ended December 31, 2019, 2020, 2021, 2022 and 2023, respectively.

Note 14. Supplemental Cash Flow Information

Supplemental information relating to the accompanying consolidated and combined statements of cash flows is presented in the following table:

	As of December 31,
(In millions)	2018	2017	2016
Cash paid for or (received from):
Interest expense	$13	$—	$—
Income tax payments, net of refunds(1)	—	—	—
Interest and dividend income	(1)	—	(2)

(1)	Prior to the Spin-off, all income tax payments and refunds were paid and received by ServiceMaster on our behalf.

We acquired $1 million, less than $1 million and less than $1 million of property and equipment through capital leases and other non-cash financing transactions in the years ended December 31, 2018, 2017, and 2016, respectively, which have been excluded from the accompanying consolidated and combined statements of cash flows as non-cash investing and financing activities.

On August 16, 2018, in connection with the Spin-off, we incurred long-term debt consisting of the $650 million Term Loan Facility and $350 million of 2026 Notes as partial consideration for the contribution of the Separated Business to us. We did not receive any cash proceeds as a result of these transactions, and they are not reflected in the accompanying consolidated and combined statements of cash flows.

Note 15. Cash and Marketable Securities

Cash, money market funds and certificates of deposits with maturities of three months or less when purchased are included in Cash and cash equivalents in the accompanying consolidated and combined statements of financial position. As of December 31, 2018 and 2017, marketable securities primarily consisted of treasury bills with maturities of less than one year and are classified as available-for-sale securities. Long-term marketable securities at December 31, 2017 consisted primarily of common equity securities allocated to us from ServiceMaster’s DCP, which were not transferred to us as part of the Spin-off. The amortized cost, fair value and gross unrealized gains and losses of our short- and long-term investments in Debt and Equity securities are as follows:

(In millions)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-sale securities, December 31, 2018
Debt securities	$9	$—	$—	$9
Equity securities	—	—	—	—

Total securities	$9	$—	$—	$9

Available-for-sale securities, December 31, 2017
Debt securities	$25	$—	$—	$25
Equity securities	2	—	—	2

Total securities	$27	$—	$—	$27

There were no unrealized losses which had been in a loss position for more than one year as of December 31, 2018 and 2017.

Gains and losses on sales of investments, as determined on a specific identification basis, are included in investment income in the period they are realized. We periodically review our portfolio of investments to determine whether there has been an other than temporary decline in the value of the investments from factors such as deterioration in the financial condition of the issuer or the market(s) in which the issuer competes. The table below summarizes proceeds, maturities, gross realized gains and gross realized losses resulting from sales of available-for-sale securities. There were no impairment charges due to other than temporary declines in the value of certain investments for the years ended December 31, 2018, 2017, and 2016.

	Year Ended December 31,
(In millions)	2018	2017	2016
Proceeds from sale of securities	$17	$12	$42
Maturities of securities	15	36	7
Gross realized gains, pre-tax	—	—	4
Gross realized gains, net of tax	—	—	2
Gross realized losses, pre-tax	—	—	—
Gross realized losses, net of tax	—	—	—

Note 16. Comprehensive Income (Loss)

Comprehensive income (loss), which primarily includes net income (loss), unrealized gain on marketable securities and unrealized gain (loss) on derivative instruments is disclosed in the accompanying consolidated and combined statements of operations and comprehensive income and consolidated and combined statements of equity.

The following tables summarize the activity in accumulated other comprehensive income (loss), net of the related tax effects.

(In millions)	Unrealized Loss on Derivatives	Unrealized Gains (Losses) on Available- for-Sale Securities	Total
Balance as of December 31, 2016	$—	$—	$—
Other comprehensive income (loss) before reclassifications:
Pre-tax amount	—	—	—
Tax provision (benefit)	—	—	—

After-tax amount	—	—	—
Amounts reclassified from accumulated other comprehensive income (loss)(1)	—	—	—

Net current period other comprehensive income (loss)	—	—	—

Balance as of December 31, 2017	$—	$—	$—

Other comprehensive income (loss) before reclassifications:
Pre-tax amount	(12)	—	(12)
Tax provision (benefit)	(3)	—	(3)

After-tax amount	(10)	—	(10)
Amounts reclassified from accumulated other comprehensive income (loss)(1)	—	—	—

Net current period other comprehensive loss	(9)	—	(9)

Balance as of December 31, 2018	$(9)	$—	$(9)

(1)	Amounts are net of tax. See reclassifications out of AOCI below for further details.

Reclassifications out of AOCI included the following components for the periods indicated.

	Amounts Reclassified from Accumulated Other Comprehensive Income (Loss) As of December 31,			Consolidated and Combined Statements of Operations and Comprehensive Income Location
(In millions)	2018	2017	2016
Loss on interest rate swap contracts	$—	$—	$—	Interest expense
Impact of income taxes	—	—	—	Provision for income taxes

Total reclassifications related to derivatives	$—	$—	$—

Gains (losses) on available-for-sale securities	$—	$—	$3	Interest and net investment income
Impact of income taxes	—	—	(1)	Provision for income taxes

Total reclassifications related to securities	$—	$—	$2

Total reclassifications for the period	$—	$—	$2

Note 17. Derivative Financial Instruments

We currently use a derivative financial instrument to manage risks associated with changes in interest rates. We do not hold or issue derivative financial instruments for trading or speculative purposes. In designating derivative financial instruments as hedging instruments under accounting standards for derivative instruments, we formally document the relationship between the hedging instrument and the hedged item, as well as the risk management objective and strategy for the use of the hedging instrument. This documentation includes linking the derivatives to forecasted transactions. We assess at the time a derivative contract is entered into, and at least quarterly thereafter, whether the derivative item is effective in offsetting the projected cash flows of the associated forecasted transaction.

We hedge the interest payments on a portion of our variable rate debt through the use of an interest rate swap agreement. Our interest rate swap contract is classified as a cash flow hedge, and, as such, it is recorded on the accompanying consolidated and combined statements of financial position as either an asset or liability at fair value, with the effective portion of changes in the fair value attributable to the hedged risks recorded in AOCI. Any change in the fair value of the hedging instrument resulting from ineffectiveness, as defined by accounting standards, is recognized in current period earnings. Cash flows related to the interest rate swap contract are classified as operating activities in the accompanying consolidated and combined statements of cash flows.

The effective portion of the gain or loss on our interest rate swap contract is recorded in AOCI. These amounts are reclassified into earnings in the same period or periods during which the hedged forecasted debt interest settlement affects earnings. See Note 16 to the accompanying consolidated and combined financial statements for the effective portion of the gain or loss on derivative instruments recorded in AOCI and for the amounts reclassified out of AOCI and into earnings. As the underlying forecasted transactions occur during the next 12 months, the unrealized hedging loss in AOCI expected to be recognized in earnings is $1 million, net of tax, as of December 31, 2018. The amounts that are ultimately reclassified into earnings will be based on actual interest rates at the time the positions are settled and may differ materially from the amount noted above.

Note 18. Fair Value Measurements

We estimate fair value at a price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market for the asset or liability. The valuation techniques require inputs that the business categorizes using a three-level hierarchy, from highest to lowest level of observable inputs, as follows: (1) unadjusted quoted prices for identical assets or liabilities in active markets (“Level 1”), (2) direct or indirect observable inputs, including quoted prices or other market data, for similar assets or liabilities in active markets or identical assets or liabilities in less active markets (“Level 2”) and (3) unobservable inputs that require significant judgment for which there is little or no market data (“Level 3”). When multiple input levels are required for a valuation, we categorize the entire fair value measurement according to the lowest level of input that is significant to the measurement, even though we may have also utilized significant inputs that are more readily observable.

The period-end carrying amounts of cash and cash equivalents, receivables, accounts payable and accrued liabilities approximate fair value because of the short maturity of these instruments. The period-end carrying amounts of short- and long-term marketable securities also approximate fair value and primarily consists of available-for-sale debt securities. Unrealized gains and losses are reported net of tax as a component of AOCI in the accompanying consolidated and combined statements of financial position. Any unrealized losses where the decline in value is other than temporary are reported in Interest and net investment income in the accompanying consolidated and combined statements of operations and comprehensive income. There were no other than temporary declines in value for the periods ended December 31, 2018 and 2017. The carrying amount of total debt was $984 million and $9 million, and the estimated fair value was $958 million and $9 million as of December 31, 2018 and 2017, respectively. The fair value of our debt is estimated based on available market prices for the same or similar instruments that are considered significant other observable inputs (Level 2) within the fair value hierarchy. The fair values presented reflect the amounts that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The fair value estimates presented in this report are based on information available to us as of December 31, 2018 and 2017.

We value our interest rate swap contract using forward interest rate curves obtained from third-party market data providers. The fair value of the contract is the sum of the expected future settlements between the contract counterparties, discounted to present value. The expected future settlements are determined by comparing the contract interest rate to the expected forward interest rate as of each settlement date and applying the difference between the two rates to the notional amount of debt in the interest rate swap contracts.

We did not change our valuation techniques for measuring the fair value of any financial assets and liabilities during the year. Transfers between levels, if any, are recognized at the end of the reporting period. There were no significant transfers between levels during each of the years ended December 31, 2018 and 2017.

The carrying amount and estimated fair value of our financial instruments that are recorded at fair value on a recurring basis for the periods presented are as follows:

			Estimated Fair Value Measurements
(In millions)	Statement of Financial Position Location	Carrying Value	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Observable Inputs (Level 3)
As of December 31, 2018
Financial Assets:
Investments in marketable securities	Marketable securities	9	9	—	—

Total financial assets		$9	$9	$—	$—

Financial Liabilities:
Interest rate swap contract	Other accrued liabilities	2	—	2	—
	Other long-term obligations	10		10

Total financial liabilities		$12	$—	$12	$—

As of December 31, 2017
Financial Assets:
Deferred compensation trust assets	Long-term marketable securities	$1	$1	$—	$—
Investments in marketable securities	Marketable securities and Long-term marketable securities	26	25	1	—

Total financial assets		$27	$26	$1	$—

Note 19. Capital Stock

We are authorized to issue 2,000,000,000 shares of common stock. As of December 31, 2018, there were 84,545,152 shares of common stock issued and outstanding. We have no other classes of equity securities issued or outstanding.

Note 20. Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per share is computed by dividing net income by the weighted-average number of shares of common stock outstanding during the period, increased to include the number of shares of common stock that would have been outstanding had potential dilutive shares of common stock been issued. The dilutive effect of stock options and RSUs are reflected in diluted net income per share by applying the treasury stock method. There were no Frontdoor equity awards outstanding prior to the Spin-off.

Basic and diluted earnings per share are calculated as follows:

	Year Ended December 31,
(In millions, except per share data)	2018	2017	2016
Net Income	$125	$160	$124

Weighted-average common shares outstanding(1)	84.5	84.5	84.5
Effect of dilutive securities:
RSUs	0.1	—	—
Stock options(2)	—	—	—

Weighted-average common shares outstanding—assuming dilution	84.7	84.5	84.5

Basic earnings per share	$1.47	$1.90	$1.47

Diluted earnings per share	$1.47	$1.90	$1.47

(1)	For periods prior to the Spin-off, earnings per share was calculated based on the 84,515,619 shares of Frontdoor stock that were outstanding at the date of distribution.
(2)	Options to purchase 0.1 million shares for the years ended December 31, 2018 were not included in the diluted earnings per share calculation because their effect would have been anti-dilutive.

16,734,092 Shares

frontdoor, inc.

Common Stock

Prospectus

                    , 2019

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the expenses payable by the Registrant expected to be incurred in connection with the issuance and distribution of the shares of common stock being registered hereby (other than underwriting discounts and commissions). All of such expenses are estimates, except for the Securities and Exchange Commission (the “SEC”) registration fee and the Financial Industry Regulatory Authority Inc. (“FINRA”) filing fee.

SEC registration fee	$57,316
FINRA filing fee	71,436
Legal fees and expenses	1,000,000
Accounting fees and expenses	120,000
Miscellaneous expenses	11,248

Total	$1,260,000

Item 14. Indemnification of Directors and Officers.

Section 102(b)(7) of the General Corporation Law of the State of Delaware (“DGCL”) allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation provides for this limitation of liability.

Section 145 of the DGCL (“Section 145”) provides, among other things, that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful. A Delaware corporation may indemnify any persons who were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, provided further that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify such person under Section 145.

Our amended and restated bylaws provides that we must indemnify, and advance expenses to, our directors and officers to the full extent authorized by the DGCL. We also have entered into indemnification agreements with our directors, which agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our amended and restated certificate of incorporation, our amended and restated bylaws, agreement, vote of stockholders or disinterested directors or otherwise. Notwithstanding the foregoing, we shall not be obligated to indemnify a director or officer in respect of a proceeding (or part thereof) instituted by such director or officer, unless such proceeding (or part thereof) has been authorized by our Board of Directors pursuant to the applicable procedure outlined in the amended and restated bylaws.

Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held jointly and severally liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

We maintain standard policies of insurance that, within the limits and subject to the terms, conditions and exclusions thereof, provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities.

On January 2, 2018, we issued 1,000 shares of our common stock to ServiceMaster pursuant to Section 4(2) of the Securities Act. We did not register the issuance of the issued shares under the Securities Act because such issuance did not constitute a public offering.

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits. See the Exhibit Index immediately preceding the signature pages hereto, which is incorporated by reference as if fully set forth herein.

(b)	Financial Statement Schedules.

The following Financial Statements Schedules are included herein:

Schedule I—frontdoor, inc. (Parent) Condensed Financial Information.

Schedule II—Valuation and Qualifying Accounts.

SCHEDULE I

frontdoor, inc (Parent Company Only)

Condensed Statements of Comprehensive Income

(In millions)

Year Ended December 31,
2018
Revenue	$—
Interest expense	22

Loss before Income Taxes	(22)
Income tax benefit	(5)

Net Loss from Operations	(18)
Equity in earnings of subsidiaries (net of tax)	34

Net Income	$17

Total Comprehensive Income	$8

frontdoor, inc (Parent Company Only)

Condensed Balance Sheets

(In millions)

As of December 31,
2018
Assets:
Current Assets:
Cash and cash equivalents	$55
Other current assets	3

Total Current Assets	58

Other Assets:
Investments in subsidiaries	601
Deferred taxes	3
Other assets	1

Total Assets	$663

Liabilities and Equity:
Current Liabilities:
Accrued liabilities:
Interest payable	9
Other	42
Current portion of long-term debt	7

Total Current Liabilities	18

Long-Term Debt	977
Due to Subsidiaries	2
Other Long-Term Liabilities:
Other long-term obligations	10

Total Other Long-Term Liabilities	10

Equity	(344)

Total Liabilities and Equity	$663

frontdoor, inc (Parent Company Only)

Condensed Statements of Cash Flows

(In millions)

Year Ended
December 31,
2018
Cash and Cash Equivalents at Beginning of Period	$—

Net Cash Provided from Operating Activities	159

Cash Flows from Financing Activities
Payments of debt	(2)
Net transfers to Parent Company	4
Contribution from ServiceMaster	81
Dividend paid to ServiceMaster	(169)
Discount paid on issuance of debt	(2)
Debt issuance costs paid	(16)

Net Cash Used for Financing Activities	(104)

Cash Increase During the Period	55

Cash and Cash Equivalents at End of Period	$55

Notes to Condensed Parent Company Only Financial Statements

Note 1. Basis of Presentation

The condensed financial statements of frontdoor, inc. (“Parent Company”), are required as a result of the restricted net assets of the Parent Company’s consolidated subsidiaries exceeding 25% of the Parent Company’s consolidated net assets as of December 31, 2018. All consolidated subsidiaries of the Parent Company are wholly owned. The primary source of income for the Parent Company is equity in its subsidiaries’ earnings.

Pursuant to rules and regulations of the SEC, the unconsolidated condensed financial statements of the Parent Company do not reflect all of the information and notes normally included with financial statements prepared in accordance with GAAP. Therefore, these condensed financial statements should be read in conjunction with the consolidated financial statements and related notes thereto included in the prospectus which forms a part of this Registration Statement.

The Parent Company has accounted for its subsidiaries under the equity method in the unconsolidated condensed financial statements.

Note 2. Long-Term Debt

On August 16, 2018, in connection with the Spin-off, the Parent Company engaged in a series of financing transactions pursuant to which we incurred long-term debt consisting of the $650 million Term Loan Facility and $350 million of 2026 Notes. The proceeds of the debt was attributed directly to SVM and as such is reflected as a non-cash distribution in these financial statements.

On October 24, 2018, the Parent Company entered into an interest rate swap agreement effective October 31, 2018 that expires on August 16, 2025. The notional amount of the agreement was $350 million.

For further information on the Parent Company’s current year financing transactions, see Note 13 to the consolidated and combined financial statements of frontdoor, inc. included in the prospectus which forms a part of this Registration Statement.

SCHEDULE II

frontdoor, inc

Valuation and Qualifying Accounts

(In millions)

	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions(1)	Balance at End of Period
As of and for the year ending December 31, 2018
Allowance for doubtful accounts
Accounts receivable	$1	$12	$12	$2
Income tax valuation allowance	—	1	—	1
As of and for the year ending December 31, 2017
Allowance for doubtful accounts
Accounts receivable	$2	$11	$11	$1
Income tax valuation allowance	—	—	—	—
As of and for the year ending December 31, 2016
Allowance for doubtful accounts
Accounts receivable	$2	$11	$11	$2
Income tax valuation allowance	—	—	—	—

(1)

Deductions in the allowance for doubtful accounts for accounts and notes receivable reflect write-offs of uncollectible accounts. Deductions for the income tax valuation allowance in 2018, 2017 and 2016 are primarily attributable to the reduction of net operating loss carryforwards and other deferred tax assets related to the uncertainty of future taxable income in certain jurisdictions.

Item 17. Undertakings.

(1)

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(2)	The undersigned Registrant hereby undertakes:

(A)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

a.	To include any prospectus required by section 10(a)(3) of the Securities Act;

b.

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

c.

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(B)

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(C)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(D)	That, for the purpose of determining liability under the Securities Act to any purchaser:

a.

Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(E)	That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities:

a.

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

EXHIBIT INDEX

Exhibit Number	Exhibit Description

1.1*	Form of Underwriting Agreement

2.1+	Separation and Distribution Agreement, dated as of September 28, 2018, by and between ServiceMaster Global Holdings, Inc. and frontdoor, inc. (incorporated by reference to Exhibit 2.1 to Frontdoor’s Current Report on Form 8-K filed on October 1, 2018).

3.1	Amended and Restated Certificate of Incorporation of frontdoor, inc. (incorporated by reference to Exhibit 3.1 to Frontdoor’s Current Report on Form 8-K filed on October 1, 2018).

3.2	Amended and Restated Bylaws of frontdoor, inc. (incorporated by reference to Exhibit 3.2 to Frontdoor’s Current Report on Form 8-K filed on October 1, 2018).

4.1	Indenture, dated as of August 16, 2018, among frontdoor, inc., the Subsidiary Guarantors named therein, and Wilmington Trust, National Association, as Trustee (incorporated by reference to Exhibit 4.2 to Amendment No. 1 to Frontdoor’s Registration Statement on Form 10 filed on August 30, 2018).

4.2	First Supplemental Indenture, dated as of August 16, 2018, among frontdoor, inc., the Subsidiary Guarantors named therein, and Wilmington Trust, National Association, as Trustee (incorporated by reference to Exhibit 4.3 to Amendment No. 1 to Frontdoor’s Registration Statement on Form 10 filed on August 30, 2018).

5.1	Opinion of Simpson Thacher & Bartlett LLP

10.1#	Employment Agreement, dated as of May 15, 2018, between Rexford J. Tibbens and American Home Shield (incorporated by reference to Exhibit 10.1 to Frontdoor’s Registration Statement on Form 10 filed on August 1, 2018).

10.2#	Form of AHS Holding Company, Inc. Indemnification Agreement by and between frontdoor, inc. and individual directors (incorporated by reference to Exhibit 10.2 to Frontdoor’s Registration Statement on Form 10 filed on August 1, 2018).

10.3#	Offer Letter dated July 17, 2018, from frontdoor, inc. to Brian Turcotte (incorporated by reference to Exhibit 10.3 to Frontdoor’s Registration Statement on Form 10 filed on August 1, 2018).

10.4#	Offer Letter dated July 5, 2018, from frontdoor, inc., to Jeffrey Fiarman (incorporated by reference to Exhibit 10.4 to Amendment No. 1 to Frontdoor’s Registration Statement on Form 10 filed on August 30, 2018).

10.5	Credit Agreement, dated as of August 16, 2018, among frontdoor, inc., as borrower, The ServiceMaster Company, LLC, as initial term loan lender, JPMorgan Chase Bank, N.A., as administrative agent, and the other lenders and agents party thereto from time to time (incorporated by reference to Exhibit 10.5 to Amendment No. 1 to Frontdoor’s Registration Statement on Form 10 filed on August 30, 2018).

10.6#	frontdoor, inc. 2018 Omnibus Incentive Plan (the “Omnibus Plan”) (incorporated by reference to Exhibit 10.6 to Amendment No. 1 to Frontdoor’s Registration Statement on Form 10 filed on August 30, 2018).

10.7#	Form of Employee Restricted Stock Unit Agreement under the Omnibus Plan (incorporated by reference to Exhibit 10.7 to Amendment No. 1 to Frontdoor’s Registration Statement on Form 10 filed on August 30, 2018).

Exhibit Number	Exhibit Description

10.8#	Form of Employee Stock Option Agreement under the Omnibus Plan (incorporated by reference to Exhibit 10.8 to Amendment No. 1 to Frontdoor’s Registration Statement on Form 10 filed on August 30, 2018).

10.9#	Form of Director Deferred Share Equivalent Agreement under the Omnibus Plan (incorporated by reference to Exhibit 10.9 to Amendment No. 1 to Frontdoor’s Registration Statement on Form 10 filed on August 30, 2018).

10.10	Transition Services Agreement, dated as of September 28, 2018, by and between ServiceMaster Global Holdings, Inc. and frontdoor, inc. (incorporated by reference to Exhibit 10.1 to Frontdoor’s Current Report on Form 8-K filed on October 1, 2018).

10.11	Tax Matters Agreement, dated as of September 28, 2018, by and between ServiceMaster Global Holdings, Inc. and frontdoor, inc. (incorporated by reference to Exhibit 10.2 to Frontdoor’s Current Report on Form 8-K filed on October 1, 2018).

10.12	Employee Matters Agreement, dated as of September 28, 2018, by and between ServiceMaster Global Holdings, Inc. and frontdoor, inc. (incorporated by reference to Exhibit 10.3 to Frontdoor’s Current Report on Form 8-K filed on October 1, 2018).

10.13	Stockholder and Registration Rights Agreement, dated as of September 28, 2018, by and between ServiceMaster Global Holdings, Inc. and frontdoor, inc. (incorporated by reference to Exhibit 10.4 to Frontdoor’s Current Report on Form 8-K filed on October 1, 2018).

21.1	Subsidiaries of frontdoor, inc.

23.1	Consent of Simpson Thacher & Bartlett LLP (included in Exhibit 5.1)

23.2	Consent of Deloitte & Touche LLP

24.1	Power of Attorney (included on the signature page to this Registration Statement)

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

*

If applicable, to be filed as an exhibit to a document to be incorporated by reference herein or by a post-effective amendment to this registration statement in connection with a specific offering of securities.

+

Certain schedules and exhibits to this agreement have been omitted in accordance with Item 601(b)(2) of Regulation S-K. The descriptions of the omitted schedules and exhibits are contained within the relevant agreement. A copy of any omitted schedule and/or exhibit will be furnished supplementally to the SEC upon request.

#	Denotes management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Memphis, Tennessee, on March 1, 2019.

frontdoor, inc.

By:	/s/ Rexford J. Tibbens
	Name:	Rexford J. Tibbens
	Title:	President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Rexford J. Tibbens, Brian K. Turcotte and Jeffrey A. Fiarman and each of them, any of whom may act without joinder of the other, the individual’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the person and in his or her name, place and stead, in any and all capacities, to sign this Registration Statement and any or all amendments, including post-effective amendments to the Registration Statement, including a prospectus or an amended prospectus therein and any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462 under the Securities Act, and all other documents in connection therewith to be filed with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact as agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof. This power of attorney may be signed in one or more counterparts.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on March 1, 2019:

Signature	Capacity

/s/ Rexford J. Tibbens Rexford J. Tibbens	President, Chief Executive Officer and Director (principal executive officer)

/s/ Brian K. Turcotte Brian K. Turcotte	Senior Vice President and Chief Financial Officer (principal financial officer)

/s/ Chastitie Brim Chastitie Brim	Vice President, Chief Accounting Officer and Controller (principal accounting officer)

/s/ William C. Cobb William C. Cobb	Director

/s/ Anna C. Catalano Anna C. Catalano	Director

/s/ Peter L. Cella Peter L. Cella	Director

/s/ Richard P. Fox Richard P. Fox	Director

Signature	Capacity

/s/ Brian McAndrews Brian McAndrews	Director

/s/ Liane J. Pelletier Liane J. Pelletier	Director